Form 10-K, Exhibit 13
period 1993-12-31
MID AMERICA BANCORP/KY/
filed 1994-03-23
CIK 711083

Selected Portions of the Annual Report to Shareholders             Exhibit 13
for the Year ended December 31, 1993.                             ------------

                                             Comparative Summary

Dollars In Thousands, Except Per Share Amounts                 1993              1992              1991
                                                            -----------------------------------------------
AT YEAR END
 Total assets                                               $1,169,023        $1,041,649          $981,703
 Total deposits                                                729,449           689,377           672,926
 Loans, net of unearned income                                 657,568           583,267           493,373
 Total shareholders' equity                                    119,590           112,629           107,444

FOR THE YEAR
 Net income                                                    $11,573            $9,521            $9,025
 Cash dividends declared*                                      $ 5,356            $4,554            $4,086
 Weighted average shares outstanding                             8,557             8,425             8,421

PER SHARE DATA
 Book value                                                     $14.05            $13.34            $12.76
 Market value                                                    17.75             15.63             12.13
 Cash dividends declared*                                         0.65              0.60              0.60
 Net income                                                       1.35              1.13              1.07

RATIOS
 Return on average total assets                                   1.11%             1.01%             1.01%
 Return on average shareholders' equity                          10.00              8.77              8.70
 Cash dividend payout ratio                                      46.75             48.85             45.38
 Average shareholders' equity to average total assets            11.09             11.48             11.64
 Allowance for loan losses to loans, net of unearned income       1.00              1.03              1.12


* The Company's normal cash dividend policy, which is $.15 per share per quarter, has not been affected by the stock dividends declared during the last three years. See Note M of Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION and ANALYSIS

                               OF

           FINANCIAL CONDITION and RESULTS OF OPERATIONS


     This discussion analyzes the results of operations and financial condition for Mid-America Bancorp and subsidiaries (the Company), including its primary subsidiary, Mid-America Bank of Louisville and Trust Company (the Bank). It should be read in conjunction with the consolidated financial statements and related notes presented on pages XX-XX.

                      1993 COMPARED TO 1992

     Net income for 1993 was $11,573,000 or $1.35 per share compared with $9,521,000 or $1.13 per share for 1992. This increase was primarily due to an increase in net interest income, and an increase in certain sources of non-interest income. For 1993, return on average total assets (ROA) was 1.11% and return on average equity (ROE) was 10.00%, compared with 1992 when the ROA was 1.01% and ROE was 8.77%. The discussion that follows explains in more detail the factors affecting 1993 operating results and changes in financial condition.


                       NET INTEREST INCOME

     Net interest income is the difference between interest income on earning assets and the interest expense incurred for funding sources used to support earning assets. Earning assets include primarily loans and securities. The primary sources used to fund these assets include deposits, purchased and borrowed funds, and capital. The net interest spread is the difference between the average rate of interest earned on earning assets on a tax equivalent basis and the average rate of interest expensed on interest bearing liabilities. The net yield on earning assets is net interest income on a tax equivalent basis as a percent of the average balance of earning assets. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page XX.

     In 1993, net interest income on a tax equivalent basis increased $5,118,000 to $41,426,000. Net interest income was favorably impacted by increases in average earning assets and the net interest spread. During 1993 the rate structure for earning assets and interest bearing liabilities was lowered in response to declining market interest rates. The average yield on earning assets declined from 8.18% in 1992 to 7.45% in 1993, with an offsetting decline in the average rate on interest bearing liabilities from 4.79% in 1992 to 3.82% in 1993. The shift to lower rates, interacting with the timing of repricing and shift in composition of earning assets and interest bearing liabilities during the year, resulted in a net interest spread of 3.63% in 1993 compared to 3.39% in 1992. The net yield on earning assets also increased in 1993 to 4.27% compared to 4.15% in 1992. The average prime rate in 1993 was 6.00% compared to 6.25% in 1992.

     Average earning assets increased approximately $94 million or 11% in 1993 to $969,102,000. The increase was centered in loans, which increased approximately $81 million or 15% to $615,070,000, and in the securities portfolio, which increased approximately $56 million. These increases were offset by a $42 million decrease in short-term lower yielding assets (federal funds sold and securities purchased under agreements to resell). Changes in the composition and amounts of earning assets arose from Management's response to the declining interest rate environment in 1993, where such changes were necessary to maintain a proper match among assets and liabilities, while increasing the yield on investable funds.

     The growth in average earning assets was achieved despite a minor increase in average deposits. Advances from the Federal Home Loan Bank and other borrowings increased $43 million as Management matched a portion of the increased fixed rate loan volume with these advances. Securities sold under agreements to repurchase, a short-term higher yielding collateralized instrument used by customers with large amounts of investable funds, increased $29 million. Non-interest bearing liabilities, which include outstanding money orders, continued to increase in 1993 and provide support for earning asset growth. Non-interest bearing deposits and capital were 21.1% of earning assets in 1993 compared to 21.3% in 1992.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page XX.

                        PROVISION FOR LOAN LOSSES

     The provision for loan losses was $390,000 in 1993 compared to $650,000 for 1992. During 1993, the Company had net recoveries of $168,000, a decline in the level of non-performing loans, and no appreciable increase in the risk characteristics of its loan portfolio. These and other factors were considered in determining the lower provision for loan losses in 1993.

     The allowance for loan losses is maintained at a level sufficient to provide for the risk in the loan portfolio, considering non-performing loan and overall economic conditions. In evaluating the allowance for loan losses, Management considers its evaluation of the risk characteristics of the loan portfolio, including the impact of current economic conditions on the borrowers' ability to repay, past collection experience and such other factors which, in Management's judgement, deserve current recognition. At December 31, 1993, the allowance for loan losses was 1.00% of loans outstanding compared to 1.03% at the end of 1992. The following is a summary of the Company's loan loss experience for each of the last three years.

Dollars In Thousands                                          1993           1992           1991
                                                        -----------------------------------------
Balance, January 1                                          $6,020         $5,523         $5,220
Provision for loan losses                                      390            650            725
Net loan recoveries (charge-offs)                              168           (153)          (422)

                                                        -----------------------------------------
Balance, December 31                                        $6,578         $6,020         $5,523
                                                        =========================================


Average loans                                             $615,070       $534,525       $479,667
Loans at year end                                          657,568        583,267        493,373
Non-performing and restructured loans at year-end            3,872          5,829          5,056

Provision for loan losses to average loans                    0.06%          0.12%          0.15%
Net charge-offs (recoveries) to average loans                (0.03)          0.03           0.09
Allowance for loan losses to average loans                    1.07           1.13           1.15
Allowance for loan losses to year-end loans                   1.00           1.03           1.12


                        NON-INTEREST INCOME

     Non-interest income includes the Company's fee related revenues, which are the primary source of sustainable non-interest income. Also included are securities and trading account gains and losses which are not recurring in nature. During 1993 all major sources of fee related income increased over 1992. However, due to fluctuations in securities and trading account gains (losses) between 1993 and 1992, non-interest income in the aggregate was down 2% in 1993.

     Trust Department income increased $361,000 to $1,345,000 in 1993. This increase results primarily from increased volume and special services in the stock transfer area. Also contributing to the increase was the effect of revising and increasing the trust services fee structure. Service charges on deposit accounts increased 2% in 1993 compared to 1992. The percentage increase in deposit service charges in 1993 lagged behind the trend over the last two years. This decline in the fee growth rate results from the introduction of new and more competitively priced deposit products. Money order fees increased from $1,767,000 in 1992 to $2,553,000 in 1993, an increase of 44%. This increase was due to the increased sales volume of the money order subsidiary. The money order subsidiary has expanded its operations to 48 states at the end of 1993 compared to 30 in 1991. Through its network of approximately 2,500 agents, there has been a consistent increase in the monthly volume of money order sales throughout 1993.
Securities and trading account activity resulted in a net loss of $101,000 in 1993 compared to a gain of $1,438,000 in 1992. There were no significant fluctuations between 1993 and 1992 in the several components of other non-interest income.

                     OTHER OPERATING EXPENSES

     Other operating expenses increased $2,211,000 or 7% to $34,463,000 from $32,252,000 in 1992. This increase is primarily associated with increases in personnel costs, and expenses related to technology improvements and maintenance. In comparing 1993 to 1992 there is a shift in the composition of expenses associated with data processing resulting from the Company's acquisition of its data processing service bureau in May of 1992. This contributed to the decrease in data processing expense of $1,168,000 when comparing 1993 and 1992. This change also caused increases in salaries and benefits, occupancy expense and furniture and equipment expenses.

     Salaries and benefits increased $2,090,000 or 13% to $18,426,000. Excluding the effect of the data processing service bureau acquisition, the increase would have been 12%. The increase is explained by salary increases, which averaged approximately 5%, and an increase in the number of employees. The full-time employee count was relatively stable during 1993, despite the addition of several positions, as efforts to shift certain functions to part-time personnel continued to be successful. During 1993, the Company added three new Executive Vice Presidents, created and staffed a credit analysis function, upgraded the management and staffing of its leasing operation, added a fixed-income security specialist for managing Bank and Trust Department investment activities, and added other appropriate personnel to support the Company's activities, products and customer service objectives. Furniture and equipment expenses increased $423,000 or 12%. Excluding the effect of the data processing service bureau acquisition the increase would have been 8% and relates primarily to money order equipment and maintenance expenses associated with the increased level of activity. Professional fees increased in 1993 primarily as a result of fees for investment management services for the Bank's securities portfolio, which services were discontinued in the fourth quarter of 1993. Other categories of other operating expenses included no significant unusual items and no significant variances between 1993 and 1992 exist.




                           INCOME TAXES

     The effective tax rates were 31.2%, 30.2%, and 30.4% for 1993, 1992, and 1991, respectively. The difference between the statutory and the effective tax rates was principally attributable to the tax-exempt status of interest income on obligations of states and political subdivisions and certain loans.

     The Company adopted FASB Statement No. 109, "Accounting for
Income Taxes", prospectively in the first quarter of 1993. The implementation of this new accounting standard was not significant to financial condition or results of operations.

                           BALANCE SHEET

     Total assets were $1,169,023,000 at December 31, 1993, compared with $1,041,649,000 one year ago. Total assets averaged $1,043,706,000 during 1993, an increase of $97,900,000, or 10%.
Average earning assets increased $94,129,000 or 11% to $969,102,000. Increased loan volume accounted for a substantial portion of the increase in earning assets.

                            SECURITIES

     The Company's securities portfolio includes obligations of the U.S. Government or its agencies, obligations of various states and political subdivisions, and other securities which are comprised of corporate debt securities and Federal Reserve Bank and Federal Home Loan Bank stock. At December 31, 1993, investment securities totalled $225,096,000, with U.S. Treasury and agency obligations of $174,395,000, comprising 77% of the portfolio. Also, the Company had $109,202,000 of securities classified as available for sale at December 31, 1993.

     The Financial Accounting Standards Board has issued FASB Statement No.115, "Accounting for Certain Investments in Debt and Equity Securities", effective for the Company on January 1, 1994. The principal effect of adoption of FASB Statement No.115 will be that debt securities classified as available for sale will be reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, on a net of tax basis. Investment securities will continue to be reported at amortized cost and trading account securities will continue to be reported at fair value with unrealized gains and losses included in earnings. If FASB Statement No.115 had been adopted as of December 31, 1993, the carrying value of securities available for sale would have increased $275,000 and shareholders' equity would have increased $179,000.

     The investment securities portfolio had a net unrealized gain of $407,000 on December 31, 1993, compared to $2,234,000 at
December 31, 1992. The decline in unrealized appreciation is attributed to maturities or calls of certain high yielding securities. See Note B of the consolidated financial statements for gross unrealized gain and loss information.

     The securities portfolio is utilized for pledging requirements on certain borrowings and public and fiduciary deposits, and provides liquidity through proceeds from scheduled maturities.

     The Company's securities portfolio is considered to be high grade. Direct obligations of the U.S. Government are full faith and credit obligations of the federal government. Issues of federal agencies are also directly guaranteed or sponsored by the United States. Obligations of the states and political subdivisions and corporate securities are the areas of highest risk in the portfolio. However, risk is minimized through the purchase of high quality investments and the avoidance of concentrations with any single issuer. At December 31, 1993, the largest percentage of tax exempt securities held were issued by Kentucky municipalities. Rated state and political obligations are rated "A" or better by Moody's Investor Services and corporate investments have a "Baa1" rating or better.

                              LOANS

     Total loans and leases, net of unearned income, were $657,568,000 at December 31, 1993 compared to $583,267,000 one year ago.  Average loans increased $80,545,000, or 15%, to $615,070,000 in 1993 from $534,525,000 in 1992.

     The loan portfolio continues to be concentrated in residential real estate mortgage loans. Total loans in this category increased $24 million to $320,007,000 at December 31, 1993. The Company has been a market leader in home equity financing which contributes to this concentration in the loan portfolio. Recent growth in mortgage loans relates to the Company's "Preferred Mortgage", a flexible low-cost financing alternative. The real estate mortgages are principally in the metropolitan Louisville, Kentucky area. Unlike other regions of the United States, this market has not experienced high inflation in real estate prices and has been consistently in the lower 10% for housing costs in national surveys.

     During 1993, construction and development loans increased
$7,367,000 to $59,581,000. These loans are principally for the development of residential housing tracts, office buildings and shopping centers.

     Commercial and industrial loans increased $35 million to $258,889,000, as the Company continued to emphasize lending to businesses in the community.

     The Company has no foreign loans and continues to lend principally within its metropolitan area.

                   NON-PERFORMING and RESTRUCTURED ASSETS

     Non-performing assets include non-accrual and restructured loans, loans 90 days or more past due and other real estate held for sale. On December 31, 1993, non-performing assets totaled $6,842,000 compared with $9,390,000 at December 31, 1992.
Information with respect to non-performing loans and assets is presented in the table below:

     The accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or generally when a default of interest or principal has existed for 90 days or more, unless the loan is fully secured and in the process of collection. At December 31, 1993, there were loans for which payments were current or less than 90 days past due where borrowers are currently experiencing financial difficulties. These potential problem loans, amounting to approximately $14 million, are subject to management review and are considered in determining the adequacy of the allowance for loan losses.

     In 1993 non-performing and restructured loans decreased $1,957,000 to $3,872,000. Non-accrual loans decreased $1,758,000 in 1993, primarily as a result of the restoration to accrual status of a development loan. This borrower's underlying situation has improved significantly and permitted sustained performance during 1993. Management has carefully evaluated its risk, including consideration of underlying collateral values based on current market conditions, with respect to non-accrual loans, loans past due 90 days or more, and potential problem loans. Additionally, Management takes a conservative approach toward accounting for and valuation of non-performing loans. Non-accrual loan situations are promptly identified and all identified losses charged off.

     Other real estate held for sale decreased $591,000 to $2,970,000 at December 31, 1993. During 1993 other real estate acquired in settlement of loans aggregated $1,207,000 and sales of other real estate aggregated $1,759,000.

     During May 1993, the Financial Accounting Standards Board issued FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan", which is effective for the Company beginning in 1995. FASB Statement No. 114 requires that the value of impaired loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. At this time, the Company has not evaluated the financial implications of adopting this new accounting standard.




                    NON-PERFORMING AND RESTRUCTURED ASSETS

Dollars In Thousands                                                                      December 31
                                                                       ----------------------------------------------------
                                                                          1993       1992       1991      1990       1989
                                                                       --------   --------   --------   --------   --------
Loans accounted for on a non-accrual basis                              $2,695     $4,453     $2,006     $5,096     $1,105
Loans restructured as to principal or interest                             ---        ---      1,931        ---         16
Loans contractually past due ninety days or more
  as to interest or principal payments                                   1,177      1,376      1,119      1,445      2,647
                                                                        ------     ------     ------     ------     ------
    Total non-performing and restructured loans                          3,872      5,829      5,056      6,541      3,768
Other real estate held for sale                                          2,970      3,561      3,292      2,780        983
                                                                        ------     ------     ------     ------     ------
    Total non-performing and restructured assets                        $6,842     $9,390     $8,348     $9,321     $4,751
                                                                        ======     ======     ======     ======     ======
Non-performing and restructured loans to total loans                      0.59%      1.00%      1.02%      1.38%      0.90%
Non-performing and restructured assets to total assets                    0.59       0.90       0.85       0.95       0.56
Allowance for loan losses to non-performing and
  restructured loans                                                    169.89     103.28     109.24      79.80     112.79


                        PREMISES AND EQUIPMENT
     Premises and equipment net of accumulated depreciation increased $497,000 to $17,821,000. During 1993 the Company acquired approximately $2.5 million of premises and equipment.
This increase was due primarily to continuing additional equipment purchases by the money order subsidiary to support its expanding agent base, and technology and equipment upgrades.

                             DEPOSITS

     Total deposits increased $40,072,000 to $729,449,000 on December 31, 1993, compared to $689,377,000 at the same time in 1992. Average deposits increased to $733,320,000 from $725,215,000 in 1992.

     Although total deposits increased at December 31, 1993, they were relatively stable in the aggregate on an average basis during the year. Average interest bearing deposits for the year decreased slightly from $647,368,000 to $644,467,000. Average non-interest bearing deposits increased 14% to $88,853,000. There continued to be a shift in deposit accounts toward more liquid type accounts as interest-bearing checking and savings products increased.

     Large certificates of deposits increased $3,649,000 to $26,456,000, at December 31, 1993, from $22,807,000 at December 31,
1992; on average, there was a decrease for the year as the Company decreased its reliance on these types of deposits.

       ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

     Federal Home Loan Bank advances increased $45,470,000 during
1993 from $34,636,000 to $80,106,000. The Company has continued to use this source of fixed rate funds to match its fixed rate mortgage and commercial loan products.

                   ACCRUED EXPENSES and OTHER LIABILITIES

     Accrued expenses and other liabilities increased $12,135,000 to $44,090,000 at December 31, 1993 from $31,955,000 a year ago.
This increase was primarily due to an increase in money orders outstanding.

                     INTEREST SENSITIVITY MANAGEMENT

     Interest rate risk at any time interval may be measured in absolute dollars by examining the gap position, or difference between interest-sensitive assets and interest-sensitive liabilities. A positive gap, which arises when interest-sensitive assets exceed interest-sensitive liabilities in designated time frames, will result in a greater proportion of assets than liabilities repricing with changes in market interest rates. A positive gap is normally advantageous when market rates are rising. A negative gap is the converse, where interest-sensitive liabilities exceed interest-sensitive assets, and is normally advantageous when market interest rates are declining. Asset/ liability management strategies attempt to control exposure to these interest rate risks.

     The interest sensitivity of the Company's earning assets and interest bearing liabilities is shown on the table on page XX. The distribution in the Interest Rate Sensitivity Analysis is based on a combination of maturities and repricing frequencies. Variable rate assets and liabilities are distributed based on the repricing frequency of the instrument. In measuring the Company's interest sensitivity, Management adjusts the timing of non-contractual deposit repricing to more accurately reflect anticipated pricing behavior. In order to provide a more realistic one-year gap position on the Interest Rate Sensitivity Analysis, 40 percent of interest bearing demand and savings deposits are distributed in the 0 to 90 Days category with the remainder in the over 5 Years category. The adjusted cumulative positive gap position in the less than one year category of 5.82% indicates the Company is well positioned for a rising rate environment. Absent this adjustment to the repricing behavior of certain deposit types, the one year cumulative negative gap would be 9.73%.

     Gap alone does not accurately measure the magnitude of changes in net interest income, since changes in interest rates do not occur simultaneously or equally to all assets or liabilities in a category. Management supplements traditional gap analyses with computer simulation modeling to estimate the financial impact of rate changes.

                         SHAREHOLDERS' EQUITY

     Shareholders' equity increased $6,961,000 to $119,590,000 at December 31, 1993. Average shareholders' equity increased $7,144,000 to $115,716,000 and was 11.09% of average total assets for 1993, which compares favorably to the Company's peer group. The Company's primary source of capital is net income, net of dividends paid.

     Regulators monitor capital adequacy under risk based capital guidelines which place assets and certain off-balance-sheet activities in various categories of risk with varying weights. Also, a minimum leverage ratio, based on shareholders' equity as a percentage of total assets, is required. As of December 31, 1993 and 1992, the Company's capital ratios and the required minimums are as follows:


                                             December 31
                                      -----------------------      Minimum
                                         1993         1992       Requirement
                                      ---------------------------------------
Total risk-based capital ratio           19.25%       18.68%         8.00%
Tier I risk-based capital ratio          18.24        17.74          4.00
Leverage ratio                           10.20        10.81          3.00



                        LIQUIDITY MANAGEMENT

     Liquidity represents an institution's ability to generate cash or otherwise obtain funds at a reasonable price to satisfy commitments to borrowers as well as the demands of depositors. Liquidity needs are generally met by either converting assets into cash or accessing sources of incremental funding. Liquid assets, which include cash, federal funds sold, securities purchased under agreements to resell, securities available for sale at market value, and investment securities maturing within one year at market value, are approximately $86 million at December 31, 1993. In the opinion of Management, incremental funding sources are sufficient to meet known or reasonably anticipated funding requirements.

     The liquidity of the holding company is impacted primarily by the ability of its principal subsidiary, the Bank, to pay dividends. Certain regulatory restrictions limit the amount of dividends the Bank may pay. Additional information about these restrictions is in Note K to the consolidated financial statements.

                              NEW DEVELOPMENTS

     In December 1993, Mid-America Bank, FSB, a federal savings bank, commenced operations in a county adjacent to the historical market of the Bank. The opening of this institution, a wholly-owned subsidiary of the Company, permits the Company to expand its geographical market for financial products and services.



                1992 RESULTS OF OPERATIONS COMPARED TO 1991

     Net income for 1992 was $9,521,000 or $1.13 per share compared with $9,025,000 or $1.07 per share for 1991. This increase was primarily due to an increase in net interest income, and an increase in certain sources of non-interest income. For 1992, return on average total assets (ROA) was 1.01% and return on average equity (ROE) was 8.77%, compared with 1991 when the ROA was 1.01% and ROE was 8.70%.


                            NET INTEREST INCOME

     In 1992, net interest income on a tax equivalent basis increased $1,311,000 to $36,308,000. Net interest income was favorably impacted by the increase in average earning assets and the increase in the net interest spread. During 1992 the rate structure for earning assets and interest bearing liabilities was lowered in response to declining market interest rates. The average yield on earning assets declined from 9.62% in 1991 to 8.18% in 1992, with an offsetting decline in the average rate on interest bearing liabilities from 6.43% in 1991 to 4.79% in 1992. This shift to lower rates interacting with the timing of repricing and shift in composition of earning assets and interest bearing liabilities during the year resulted in a net interest spread of 3.39% in 1992 compared to 3.19% in 1991. The net yield on earning assets declined slightly in 1992 to 4.15% compared to 4.22% in 1991. The average prime rate in 1992 was 6.25% compared to 8.47% in 1991.

     Average earning assets increased approximately $45 million or 5% in 1992 to $874,973,000. The increase was centered in loans, which increased approximately $55 million or 11% to $534,525,000, and in short-term investments (federal funds sold and securities purchased under agreements to resell), which increased approximately $10 million. These increases were offset by a decrease in securities. Also federal funds sold balances were decreased and invested in higher yielding and collateralized instruments, primarily securities purchased under agreements to resell. These changes in the composition and amount of securities and short-term investments arose from Management's response to the declining interest rate environment in 1992, where such changes were necessary to maintain a proper match among assets and liabilities.

     The growth in average earning assets was supported by a 9% increase in interest bearing deposits, which included a 47% increase in interest bearing demand deposits, and a 10% decrease in time deposits. Advances from the Federal Home Loan Bank, a new source of funds in 1992, and other borrowings increased $14,229,000 as Management matched some of the increased loan volume with these advances. Non-interest bearing liabilities continued to increase in 1992 and provide support for earning asset growth. Non-interest bearing deposits and capital were 21.3% of earning assets in 1992 compared to 21.4% in 1991.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page XX.

                         PROVISION FOR LOAN LOSSES

     The provision for loan losses decreased $75,000 to $650,000 for 1992 compared to $725,000 for 1991. Management continued to evaluate its position with respect to non-performing and potential problem loans throughout 1992. The stabilization of the level of non-performing loans, propriety of amounts charged-off with respect to non-performing loans identified, and the decreased level of loan charge-offs in 1992, all contributed in determining the amount of the provision for loan losses in 1992.

     At December 31, 1992, the allowance for loan losses was 1.03% of loans outstanding compared to 1.12% at the end of 1991.

                            NON-INTEREST INCOME

     Non-interest income increased $719,000 or 7% compared to 1991. This increase was primarily due to an increase in service charges on deposit accounts and money order income. These increases were partially offset by decreases in trust income and insurance premiums and commissions.

     Service charges on deposit accounts increased $578,000 or 14% over 1991. This increase was primarily related to an increase in checking account activity charges. Money order fees increased from $982,000 in 1991 to $1,767,000 in 1992, an increase of 80%. This increase was due to the increased sales volume of the money order subsidiary. The money order subsidiary expanded its operations to 47 states at the end of 1992 compared to 30 at December 31, 1991. Securities gains of $1,128,000 were generated by the sale of securities which Management had segregated during the year as held for sale. A trading account established in late 1991 to take advantage of the market's interest rate volatility resulted in $310,000 of trading account profits in 1992 compared to $199,000 for 1991.

                          OTHER OPERATING EXPENSES

     Other operating expenses increased $1,822,000 or 6% to $32,252,000 from $30,430,000 in 1991. This was caused primarily by increases in salaries and benefits, and furniture and equipment expense.

     In 1992 there was a shift in the composition of expenses associated with data processing resulting from the Company's acquisition of its data processing service bureau in May of 1992. This caused a decrease in data processing expense of $2,062,000 when comparing 1992 and 1991, with corresponding increases in salaries and benefits, occupancy expense and furniture and equipment expenses. The increase in salaries and benefits of $2,113,000 was the result of an average 5% salary increase and the addition of the data processing company's staff. Excluding the data processing company the increase would have been $970,000. Furniture and equipment expenses increased $1,052,000 or 42% due to the increase in the purchases and maintenance of money order machines and the addition of the data processing operation.

                     INTEREST RATE SENSITIVITY ANALYSIS


Dollars In Thousands                                                                                  Non-interest
                                              0-90       91-180     181-365       1-5        Over 5     Bearing
                                              Days        Days        Days       Years       Years       Funds       Total
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
Assets
  Loans, net of unearned income              $362,075     $12,182     $22,663    $125,528    $128,237      $6,883    $657,568
  Securities                                   20,878      16,279      29,377     248,163      19,601                 334,298
  Federal funds sold                            9,000                                                                   9,000
  Securities purchased under
     agreements to resell                      75,000                                                                  75,000
  Other assets                                                                                             93,157      93,157
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total assets                              466,953      28,461      52,040     373,691     147,838     100,040   1,169,023
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
Sources of funds
  Interest bearing deposits:
    Demand deposits                            88,601                                         132,903     118,591     340,095
    Savings deposits                           32,643                     609                  48,964                  82,216
    Time deposits                              57,854      43,324      54,490     151,072         398                 307,138
  Securities sold under
    agreements to repurchase                  183,288                                                                 183,288
  Federal funds purchased                      12,500                                                                  12,500
  Advances from the Federal Home Loan
    Bank and other borrowings                   1,524       1,494       3,051      26,078      48,010                  80,157
  Other liabilities                                                                                        44,039      44,039
  Shareholders' equity                                                                                    119,590     119,590
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total sources of funds                    376,410      44,818      58,150     177,150     230,275     282,220   1,169,023
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Interest sensitivity gap                   90,543     (16,357)     (6,110)    196,541     (82,437)   (182,180)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    Cumulative interest sensitivity gap       $90,543     $74,186     $68,076    $264,617    $182,180
                                           =========== =========== =========== =========== ===========
Cumulative interest sensitivity gap
  as a percent of total assets                   7.75%       6.35%       5.82%      22.64%      15.58%

Rate-sensitive assets to rate-
  sensitive liabilities                          1.24X       0.64X       0.89X       2.11X       0.64X


           AVERAGE BALANCES AND YIELDS/RATES TAX EQUIVALENT BASIS

Dollars In Thousands                                   1993                          1992                           1991
                                        -----------------------------   ----------------------------   ----------------------------
                                         Average               Yields/  Average               Yields/  Average              Yields/
                                          Balance    Interest  Rates     Balance   Interest   Rates     Balance   Interest   Rates
                                        -----------  --------  ------   ---------  ---------  ------   ---------  ---------  ------
Earning assets:
   Securities:
    U.S. Treasury and
     government agencies                  $191,492    $8,131    4.25%   $136,160     $9,154    6.72%   $150,898    $11,843    7.85%
    States and political
     subdivisions                            3,790       436   11.50       6,556        703   10.72      13,693      1,483   10.83
    Corporate and other                     52,828     3,338    6.32      48,902      3,926    8.03      56,621      5,019    8.86
   Federal funds sold                       22,479       692    3.08      30,549      1,096    3.59      49,278      3,000    6.09
   Securities purchased under
    agreements to resell                    72,657     2,299    3.16     106,429      4,023    3.78      77,829      4,434    5.70
   Trading account securities               10,786       626    5.80      11,852        545    4.60       1,790        109    6.09
   Loans, net of unearned income           615,070    56,656    9.21     534,525     52,160    9.76     479,667     53,963   11.25
                                        -----------  --------  ------   ---------  ---------  ------   ---------  ---------  ------
      Total earning assets                 969,102    72,178    7.45%    874,973     71,607    8.18%    829,776     79,851    9.62%
Non-earning assets:
   Allowance for loan losses                (6,023)                       (5,544)                        (5,612)
   Cash and due from banks                  48,159                        45,793                         39,722
   Other                                    32,468                        30,584                         27,667
                                        -----------                     ---------                      ---------
      Total assets                      $1,043,706                      $945,806                       $891,553
                                        ===========                     =========                      =========
Interest bearing liabilities:
   Deposits:
    Demand deposits                       $250,387     6,502    2.60%   $241,530      8,545    3.54%   $164,434      8,393    5.10%
    Savings deposits                        81,060     2,107    2.60      75,685      2,594    3.43      64,456      3,178    4.93
    Certificates of deposit
     $100,000 and over                      23,486     1,056    4.50      25,690      1,390    5.41      32,101      2,262    7.05
    Other time deposits                    289,534    14,720    5.08     304,463     19,374    6.36     333,290     25,235    7.57
                                        -----------  --------  ------   ---------  ---------  ------   ---------  ---------  ------
      Total interest bearing deposits      644,467    24,385    3.78     647,368     31,903    4.93     594,281     39,068    6.57
   Federal funds purchased and
    securities sold under
    agreements to repurchase               102,734     2,851    2.78      73,947      2,504    3.39     101,525      5,742    5.66
   Advances from the Federal Home Loan
    Bank and other borrowings               58,336     3,516    6.03      15,524        892    5.75       1,295         44    3.40
                                        -----------  --------  ------   ---------  ---------  ------   ---------  ---------  ------
      Total interest bearing liabilities   805,537    30,752    3.82%    736,839     35,299    4.79%    697,101     44,854    6.43%
                                        -----------  --------  ------   ---------  ---------  ------   ---------  ---------  ------
Non-interest bearing liabilities:
   Demand deposits                          88,853                        77,847                         73,403
   Other                                    33,600                        22,548                         17,288
                                        -----------                     ---------                      ---------
      Total liabilities                    927,990                       837,234                        787,792
Shareholders' equity                       115,716                       108,572                        103,761
      Total liabilities and             -----------                     ---------                      ---------
       shareholders' equity             $1,043,706                      $945,806                       $891,553
                                        ===========                     =========                      =========
Net interest income                                  $41,426                        $36,308                        $34,997
                                                     ========                      =========                      =========
Net interest spread                                             3.63%                          0.03%                          0.03%
Net yield on earning assets                                     4.27%                          4.15%                          4.22%
                                                               ======                         ======                         ======

Tax exempt income is calculated on a tax equivalent basis using a tax rate of 35% in 1993 and 34% in 1992 and 1991.
Non-accrual loans and loan fees are included in the computation of loan yields. The Company has no deposits from foreign depositors.



                    INTEREST INCOME AND INTEREST EXPENSE
  VOLUME AND RATE CHANGES FOR THE YEARS 1993 AND 1992 TAX EQUIVALENT BASIS


In Thousands                             Net Change        Due to          Due to        Net Change        Due to       Due to
                                         1993/1992         Volume           Rate         1992/1991         Volume        Rate
                                        -----------------------------------------------------------------------------------------

Increase (decrease)
Interest income:
   Securities                               ($1,878)         $2,983         ($4,861)        ($4,562)        ($2,501)     ($2,061)
   Federal funds sold                          (404)           (263)           (141)         (1,904)           (915)        (989)
   Securities purchased under
    agreements to resell                     (1,724)         (1,140)           (584)           (411)          1,343       (1,754)
   Trading account securities                    81             (52)            133             436             469          (33)
   Loans, net of unearned income              4,496           7,539          (3,043)         (1,803)          5,793       (7,596)
                                        -----------------------------------------------------------------------------------------
      Total interest income                     571           9,067          (8,496)         (8,244)          4,189      (12,433)

Interest expense:
   Deposits:
    Demand deposits                          (2,043)            303          (2,346)            152           3,206       (3,054)
    Savings deposits                           (487)            174            (661)           (584)            493       (1,077)
    Certificates of deposit
     $100,000 and over                         (334)           (112)           (222)           (872)           (403)        (469)
    Other time deposits                      (4,654)           (913)         (3,741)         (5,861)         (2,060)      (3,801)
   Federal funds purchased and
    securities sold under
    agreements to repurchase                    347             855            (508)         (3,238)         (1,307)      (1,931)
   Advances from the Federal Home Loan
    Bank and other borrowings                 2,624           2,578              46             848             798           50
                                        -----------------------------------------------------------------------------------------
      Total interest expense                 (4,547)          2,885          (7,432)         (9,555)            727      (10,282)
                                        -----------------------------------------------------------------------------------------
Change in net interest income                $5,118          $6,182         ($1,064)         $1,311          $3,462      ($2,151)
                                        =========================================================================================

The volume/rate variance is allocated to the volume and rate categories based on the relationship that the absolute volume or rate variance bears to the total of the absolute variance for volume and rate before the allocation.

                          Summary of Financial Data

In Thousands, Except Per Share Amounts                                 Years Ended December 31
                                                  -----------------------------------------------------------------
                                                          1993         1992         1991         1990         1989
                                                  -----------------------------------------------------------------
Total interest income                                  $71,302      $70,487      $78,347      $81,882      $75,892
Total interest expense                                  30,752       35,299       44,854       47,113       42,161
                                                  -----------------------------------------------------------------
Net interest income                                     40,550       35,188       33,493       34,769       33,731
Provision for loan losses                                  390          650          725        4,607          794
                                                  -----------------------------------------------------------------
Net interest income after
  provision for loan losses                             40,160       34,538       32,768       30,162       32,937
Non-interest income                                     11,129       11,357       10,638        7,913        6,589
Other operating expenses                                34,463       32,252       30,430       28,981       25,069
                                                  -----------------------------------------------------------------
Income before income taxes                              16,826       13,643       12,976        9,094       14,457
Income tax expense                                       5,253        4,122        3,951        2,464        3,725
                                                  -----------------------------------------------------------------
Net income                                             $11,573       $9,521       $9,025       $6,630      $10,732
                                                  =================================================================
Per common share:
  Net income                                             $1.35        $1.13        $1.07        $0.78        $1.25
  Cash dividends declared                                 0.65         0.60         0.60         0.65         0.70


                                                                             December 31
                                                  -----------------------------------------------------------------
                                                          1993         1992         1991         1990         1989
                                                  -----------------------------------------------------------------
Loans, net of unearned income                         $657,568     $583,267     $493,373     $473,963     $417,365
Total assets                                         1,169,023    1,041,649      981,703      982,764      849,546
Total deposits                                         729,449      689,377      672,926      674,567      588,859
Total shareholders' equity                             119,590      112,629      107,444      102,505      101,304


                                QUARTERLY FINANCIAL DATA

In Thousands, Except                  1993                                  1992                                1991
Per Share Amounts     -----------------------------------   ----------------------------------   ----------------------------------
                       First     Second   Third    Fourth    First    Second   Third    Fourth    First    Second   Third    Fourth
                      --------  -------  -------  -------   -------  -------  -------  -------   -------  -------  -------  -------
Total interest
  income               $17,421  $17,576  $17,656  $18,649   $17,903  $17,899  $17,296  $17,389   $20,512  $19,826  $19,494  $18,515
Total interest
  expense                7,859    7,614    7,634    7,645    10,020    9,177    8,339    7,763    12,035   11,340   11,045   10,434
rovision for
 loan losses               100      100      100       90        50       50       50      500       450      100       50      125
Net interest income     ------   ------   ------   ------    ------   ------   ------    -----    ------   ------   ------   ------
  after provision for
  loan losses            9,462    9,862    9,922   10,914     7,833    8,672    8,907     9,126    8,027    8,386    8,399    7,956

Non-interest income      2,544    2,737    2,884    2,964     1,979    2,760    3,219     3,399    2,763    2,721    2,183    2,971
Other operating
  expenses               8,272    8,392    8,546    9,253     7,895    8,038    8,011     8,308    7,473    7,742    7,603    7,612
                        ------   ------   ------   ------    ------   ------   ------    ------   ------   ------   ------   ------
Income before
  income taxes           3,734    4,207    4,260    4,625     1,917    3,394    4,115     4,217    3,317    3,365    2,979    3,315
Income taxes             1,156    1,281    1,393    1,423       443      912    1,198     1,569    1,038      923      818    1,172
                        ------   ------   ------   ------    ------   ------   ------    ------   ------   ------   ------   ------
Net income              $2,578   $2,926   $2,867   $3,202    $1,474   $2,482   $2,917    $2,648   $2,279   $2,442   $2,161   $2,143
                        ======   ======   ======   ======    ======   ======   ======    ======   ======   ======   ======   ======
Per common share
 Net income              $0.30    $0.34    $0.33    $0.38     $0.18    $0.29    $0.35     $0.31    $0.27    $0.28    $0.27    $0.25
                        ======   ======   ======   ======    ======   ======   ======    ======   ======   ======   ======   ======



                  MARKET FOR MID-AMERICA BANCORP'S STOCK AND
                       RELATED SECURITY HOLDER MATTERS


Mid-America Bancorp's common stock is traded on the American Stock Exchange (AMEX) under the symbol MAB. As of December 31, 1993, the total number of holders of Mid-America Bancorp's common stock was 1,031 and the market price of the Company's common stock was $17.75.

Mid-America Bank of Louisville and Trust Company is the stock transfer agent, dividend disbursing agent, and registrar for the common stock of Mid-America Bancorp.

The tables below respresent the high and low market prices reported for Mid-America Bancorp's common stock and the cash dividends declared on common stock, in each quarter of the last two years. Market prices have been adjusted to reflect the effect of stock dividends during the years presented.

                                                             Market Price
                                                  --------------------------
1993              Cash Dividends Declared               High          Low
- ----------------------------------------------------------------------------
1st Quarter                $ .15                        $16.75       $15.25
2nd Quarter                  .15                         16.63        15.13
3rd Quarter                  .15                         19.00        16.00
4th Quarter                  .20                         20.25        17.50


                                                             Market Price
                                                  --------------------------
1992              Cash Dividends Declared               High          Low
- ----------------------------------------------------------------------------
1st Quarter                $ .15                        $14.00       $13.00
2nd Quarter                  .15                         14.88        13.25
3rd Quarter                  .15                         15.38        14.00
4th Quarter                  .15                         16.13        14.25



                Management's Statement on Financial Reporting

The Management of the Company is responsible for the integrity and objectivity of the financial information presented in this Annual Report. Management has prepared the financial statements according to generally accepted accounting principles, which involve the use of estimates and judgements where appropriate.

To meet its responsibility, Management maintains a comprehensive system of internal control to assure proper authorization of transactions, safeguarding of assets, and reliability of financial records. This system can provide only reasonable, not absolute, assurance that errors and irregularities can be prevented or detected. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived.

The Audit Committee of the Board of Directors reviews the systems of internal control and financial reporting. The Committee meets and consults regularly with Management, the internal auditors, and the independent auditors to review the scope and results of their work.

The accounting firm of KPMG Peat Marwick has performed an independent audit of the Company's financial statements. The firm's report appears below.



                         Independent Auditors' Report

The Board of Directors and Shareholders
Mid-America Bancorp:

We have audited the accompanying consolidated balance sheets of Mid-America Bancorp and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-America Bancorp and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of the Financial Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993.

KPMG Peat Marwick
Louisville, Kentucky


January 21, 1994

                         CONSOLIDATED BALANCE SHEETS

In Thousands, Except Share and Per Share Amounts                                           December 31
                                                                                    -------------------------
                                                                                       1993            1992
                                                                                    ---------       ---------
ASSETS
Cash and due from banks                                                               $62,937         $50,994
Federal funds sold                                                                      9,000          49,200
Securities purchased under agreements to resell                                        75,000         166,000
Securities available for sale-market value, $109,477 (1993) and $22,935 (1992)        109,202          22,935
Investment securities-market value, $225,503 (1993) and $146,065 (1992)               225,096         143,831
Loans, net of unearned income of $32,984 (1993) and $44,044 (1992)                    657,568         583,267
Allowance for loan losses                                                              (6,578)         (6,020)
                                                                                    ---------       ---------
  Loans, net                                                                          650,990         577,247
Premises and equipment                                                                 17,821          17,324
Other assets                                                                           18,977          14,118
                                                                                    ---------       ---------
    Total assets                                                                   $1,169,023      $1,041,649
                                                                                    =========       =========
LIABILITIES
Deposits:
  Non-interest bearing                                                               $118,591         $87,224
  Interest bearing                                                                    610,858         602,153
                                                                                    ---------       ---------
  Total deposits                                                                      729,449         689,377

Securities sold under agreements to repurchase                                        183,288         162,077
Federal funds purchased                                                                12,500          10,975
Advances from the Federal Home Loan Bank                                               80,106          34,636
Accrued expenses and other liabilities                                                 44,090          31,955
                                                                                    ---------       ---------
    Total liabilities                                                               1,049,433         929,020

Commitments and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized-750,000 shares; none issued                   ----            ----
Common stock, no par value; stated value $2.77 per share;
   authorized-10,000,000 shares; issued and outstanding-
   8,510,125 shares (1993) and 8,194,756 shares (1992)                                 23,607          22,734
Additional paid-in capital                                                             91,535          86,561
Retained earnings                                                                       4,448           3,334
                                                                                    ---------       ---------
    Total shareholders' equity                                                        119,590         112,629
                                                                                    ---------       ---------
    Total liabilities and shareholders' equity                                     $1,169,023      $1,041,649
                                                                                    =========       =========

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Per Share Amounts                                          Years Ended December 31
                                                                     ----------------------------------------------
                                                                        1993              1992              1991
                                                                     ----------        ----------        ----------
INTEREST INCOME
Interest and fees on loans                                             $55,928           $51,279           $52,964
Interest on securities:
  U.S. Treasury and agencies                                             8,131             9,154            11,843
  States and political subdivisions                                        288               464               979
  Corporate and other                                                    3,338             3,926             5,019
Interest on federal funds sold                                             692             1,096             3,000
Interest on securities purchased under agreements to resell              2,299             4,023             4,434
Interest on trading account securities                                     626               545               108
                                                                     ----------        ----------        ----------
    Total interest income                                               71,302            70,487            78,347
INTEREST EXPENSE
Interest on deposits                                                    24,385            31,903            39,068
Interest on federal funds purchased and
  securities sold under agreements to repurchase                         2,851             2,504             5,742
Interest on Federal Home Loan Bank advances and other borrowings         3,516               892                44
                                                                     ----------        ----------        ----------
    Total interest expense                                              30,752            35,299            44,854
                                                                     ----------        ----------        ----------
NET INTEREST INCOME                                                     40,550            35,188            33,493
Provision for loan losses                                                  390               650               725
                                                                     ----------        ----------        ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                     40,160            34,538            32,768
NON-INTEREST INCOME
Income from trust department                                             1,345               984             1,012
Service charges on deposit accounts                                      4,728             4,617             4,039
Money order fees                                                         2,553             1,767               982
Securities gains, net                                                      106             1,128             1,463
Trading account gains (losses)                                            (207)              310               199
Other                                                                    2,604             2,551             2,943
                                                                     ----------        ----------        ----------
    Total non-interest income                                           11,129            11,357            10,638
OTHER OPERATING EXPENSES
Salaries and employee benefits                                          18,426            16,336            14,223
Occupancy expense                                                        2,413             2,305             2,020
Furniture and equipment expenses                                         3,955             3,532             2,480
Other                                                                    9,669            10,079            11,707
                                                                     ----------        ----------        ----------
    Total other operating expenses                                      34,463            32,252            30,430
                                                                     ----------        ----------        ----------
INCOME BEFORE INCOME TAXES                                              16,826            13,643            12,976
Income tax expense                                                       5,253             4,122             3,951
                                                                     ----------        ----------        ----------
NET INCOME                                                             $11,573            $9,521            $9,025
                                                                     ==========        ==========        ==========

Weighted average shares outstanding                                      8,557             8,425             8,421
                                                                     ==========        ==========        ==========
PER COMMON SHARE

Net Income                                                               $1.35             $1.13             $1.07
                                                                      ==========        ==========        ==========

See notes to consolidated financial statements.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In Thousands, Except Share and Per Share Amounts           Years Ended December 31, 1993, 1992 and 1991
                                             -------------------------------------------------------------------------
                                                     Common Stock           Additional                          Total
                                             ---------------------------       Paid-in       Retained    Shareholders'
                                                  Shares         Amount        Capital       Earnings          Equity
                                             -------------------------------------------------------------------------
Balance, January 1, 1991                       6,555,320        $18,193        $66,565        $17,747        $102,505
Net income                                                                                      9,025           9,025
Cash dividends declared,
  ($0.60 per share)                                                                            (4,086)         (4,086)
Stock dividend declared                        1,015,155          2,812         11,498        (14,310)           ---
                                             -------------------------------------------------------------------------
Balance, December 31, 1991                     7,570,475         21,005         78,063          8,376         107,444
Net income                                                                                      9,521           9,521
Cash dividends declared,
  ($0.60 per share)                                                                            (4,554)         (4,554)
Stock dividend declared                          606,588          1,680          8,329        (10,009)           ---
Stock options exercised                           17,693             49            169                            218
                                             -------------------------------------------------------------------------
Balance, December 31, 1992                     8,194,756         22,734         86,561          3,334         112,629
Net income                                                                                     11,573          11,573
Cash dividends declared,
  ($0.65 per share)                                                                            (5,356)         (5,356)
Stock dividend declared                          247,415            685          4,418         (5,103)           ---
Stock options exercised,
  including related tax benefits                  67,954            188            556                            744
                                             -------------------------------------------------------------------------
Balance, December 31, 1993                     8,510,125        $23,607        $91,535         $4,448        $119,590
                                             =========================================================================

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands                                                                             Years Ended December 31
                                                                              --------------------------------------------
                                                                                 1993             1992             1991
CASH FLOWS FROM OPERATING ACTIVITIES:                                         ----------       ----------       ----------
Net income                                                                      $11,573           $9,521           $9,025
 Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
  Depreciation, amortization and accretion, net                                   4,413            2,496            1,762
  Provision for loan losses                                                         390              650              725
  Gain on sales of securities                                                      (106)          (1,128)          (1,463)
  Loss (gain) on sales of premises and equipment                                    (28)               8             (105)
  Loss (gain) on trading account securities                                         207             (310)            (199)
  Deferred taxes                                                                   (162)              98             (202)
  Net decrease (increase) in trading account securities                         (91,585)           5,334           (4,825)
  Decrease (increase) in interest receivable                                     (1,288)           2,376            1,559
  Decrease (increase) in other assets                                            (2,713)           1,422            3,066
  Decrease in interest payable                                                     (250)            (869)            (455)
  Increase (decrease) in taxes payable                                             (579)              48              810
  Increase in other liabilities                                                  13,270           11,746            8,466
                                                                              ----------       ----------       ----------
    Net cash provided by (used in) operating activities                         (66,858)          31,392           18,164
                                                                              ----------       ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                                    (68,897)         (22,935)              --
  Proceeds from maturities of securities available for sale                     103,000            -                   --
  Proceeds from sales of securities available for sale                            9,957           61,467               --
  Proceeds from maturities of investment securities                             111,068           81,880           94,796
  Proceeds from sales of investment securities                                   12,089           13,364           62,904
  Purchases of investment securities                                           (245,460)        (106,339)         (86,102)
  Net increase in customer loans                                                (75,340)         (93,264)         (23,323)
  Proceeds from sales of premises and equipment                                     134              170              176
  Payments for purchases of premises and equipment                               (2,472)          (3,124)          (3,145)
                                                                              ----------       ----------       ----------
    Net cash provided by (used in) investing activities                        (155,921)         (68,781)          45,306
                                                                              ----------       ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits                                            40,072           16,451           (1,641)
  Net increase (decrease) in securities sold
    under agreements to repurchase                                               21,211           (2,877)          20,071
  Net increase (decrease) in federal funds purchased                              1,525           (3,525)         (31,325)
  Advances from the Federal Home Loan Bank                                       51,687           50,350               --
  Repayment of advances from the Federal Home Loan Bank                          (6,217)         (15,714)              --
  Net increase (decrease) in other borrowings                                       (50)              91           (1,773)
  Stock options exercised                                                           650              218               --
  Dividends paid                                                                 (5,356)          (5,592)          (4,037)
                                                                              ----------       ----------       ----------
    Net cash provided by (used in) financing activities                         103,522           39,402          (18,705)
                                                                              ----------       ----------       ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           (119,257)           2,013           44,765
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  266,194          264,181          219,416
                                                                              ----------       ----------       ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $146,937         $266,194         $264,181
                                                                              ==========       ==========       ==========

Supplemental Cash Flow Information
  Cash paid for income taxes amounted to $5,577,000, $4,107,000 and $2,253,000 for 1993, 1992 and 1991, respectively.
  Cash paid for interest was $31,002,000, $36,168,000 and $45,309,000 for
  1993, 1992 and 1991, respectively.
  Loans transferred to other assets were $1,207,000 in 1993, $3,217,000 in 1992, and $3,491,000 in 1991.
  Investment securities transferred to securities available for sale amounted to $39,468,000 in 1993 and $60,478,000 in 1992.
  Trading account securities transferred to securities available for sale amounted to $91,378,000 in 1993.

See notes to consolidated financial statements.



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Mid-America Bancorp (the Company) is a bank holding company whose primary subsidiary is Mid-America Bank of Louisville and Trust Company (the Bank). Other subsidiaries include Mid-America Bank, FSB, and Mid-America Money Order Company.

    Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany items have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with current classifications.

    Statement of Cash Flows--For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold, and securities purchased under agreements to resell. Generally, federal funds are purchased and sold for one-day periods and securities purchased under agreements to resell generally have maturities of five days or less. Certain activities of the Company, such as the acquisition of property in exchange for release of indebtedness, do not result in cash receipts or payments and, therefore, are not presented in the statement of cash flows.

    Securities Purchased Under Agreements to Resell--The Company obtains possession and\or control through third parties of underlying securities held as collateral for securities purchased under agreements to resell.
Collateral for securities purchased under agreements to resell is priced with accrued interest based on the bid price at the end of the day and must exceed the face amount of the security purchased under agreements to resell by a stated margin amount. The Company monitors the prices and margins on a daily basis.

    Securities--Securities intended to be held until maturity are classified as investment securites and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at the lower of aggregate cost or fair value, with unrealized losses recognized in non-interest income. Securities held for indefinite periods of time include securities that Management intends to use as part of its asset/liability management strategy and that may be sold in response to or in anticipation of changes in interest rates or based on other factors. Securities purchased with the intention of recognizing short-term profits are placed in a trading account. Trading account securities are carried at fair value. Realized and unrealized gains and losses are included as part of non-interest income. Amortization of premiums and accretion of discounts are recorded on the interest method. The specific identification method is used in determining gains and losses on the sale of securities. The Financial Accounting Standards Board has issued FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective for the Company January 1, 1994. The principal effect of adoption of FASB Statement No. 115 will be that debt securities classified as available for sale securities will be reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, on a net of tax basis. Investment securities will continue to be reported at amortized cost and trading account securities will continue to be reported at fair value with unrealized gains and losses included in earnings.

    Loans and Interest Income--Loans are reported at the principal balance outstanding, net of unearned income and deferred loan fees. Interest on loans and amortization of unearned income and deferred loan fees, are computed by methods which generally result in level rates of return on principal amounts outstanding. The accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection.

    Allowance for Loan Losses--The allowance for loan losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon reviews of individual credits, evaluation of the risk characteristics of the loan portfolio, including the impact of current economic conditions on the borrowers' ability to repay, past collection and loss experience and such other factors, which, in Management's judgement, deserve current recognition. The allowance for loan losses is increased by charges to operating earnings and reduced by charge-offs, net of recoveries.

    Premises and Equipment--Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets or lease term, if shorter, on the straight line method.

    Other Assets--Included in other assets is real estate acquired in settlement of loans which is carried at the lower of cost or fair value minus estimated selling costs. Any write-downs at the date of acquisition are charged to the allowance for loan losses. Expenses incurred in maintaining assets, subsequent write-downs to reflect declines in value, and realized gains or losses are relected in income. The Company also holds real estate for investment purposes. These income producing properties are carried at the lower of cost or net realizable value. Income and expenses, including depreciation, are reflected in other non-interest income.

    Income Taxes--The Company accounts for income taxes in accordance with FASB Statement No. 109 "Accounting for Income Taxes" which requires the use of the asset and liability method in accounting for income taxes. The amounts provided for income taxes are based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as measured by the provisions of enacted laws and tax rates. The Company previously followed FASB Statement No. 96 " Accounting for Income Taxes", and adopted FASB Statement No. 109 on a prospective basis in the first quarter of 1993. The implementation of this new accounting standard was not significant to financial condition or results of operations.

    Net Income Per Common Share--Net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for the number of shares that would be issued assuming the exercise of stock options.



                                B. SECURITIES
The book and market value of investment securities follows:

In Thousands                                      December 31, 1993                                 December 31, 1992
                                    --------------------------------------------------------------------------------------------
                                      Book         Unrealized          Market         Book           Unrealized          Market
                                      Value     Gains     Losses       Value         Value       Gains      Losses       Value
                                    --------------------------------------------------------------------------------------------
U.S. Treasury and
U.S. Government agencies            $174,395      $138       $325    $174,208       $91,113      $1,074         $58     $92,129
States and political subdivisions      2,956       127         --       3,083         4,700         230         ---       4,930
Corporate obligations                 33,557       480         13      34,024        40,469       1,204         216      41,457
Other                                 14,188        --         --      14,188         7,549         ---         ---       7,549
                                    --------------------------------------------------------------------------------------------
                                    $225,096      $745       $338    $225,503      $143,831      $2,508        $274    $146,065
                                    ============================================================================================


The book and market value of securities available for sale follows:

In Thousands                                   December 31, 1993                                 December 31, 1992
                                 -----------------------------------------------------------------------------------------------
                                   Book            Unrealized         Market         Book           Unrealized          Market
                                   Value       Gains      Losses       Value         Value       Gains      Losses       Value
                                 -----------------------------------------------------------------------------------------------
U.S. Treasury and
 U.S. Government agencies        $109,202        $342         $67    $109,477       $22,935     $    --     $    --     $22,935
                                 ===============================================================================================

A summary of debt securities at December 31, 1993 based on contractual maturities is shown in the table below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

In Thousands                                                  Investment  Securities             Securities Available for Sale
                                                         -----------------------------------   ---------------------------------
                                                           Book                     Market       Book                   Market
                                                           Value                     Value       Value                   Value
                                                         -----------------------------------   ---------------------------------
Due within one year                                       $48,197                   $48,388     $18,337                 $18,347
Due after one year through five years                     157,298                   157,487      90,865                  91,130
Due after five years through ten years                      3,578                     3,611         --                      --
Due after ten years                                         2,085                     2,079         --
                                                         -----------------------------------   ---------------------------------
                                                         $211,158                  $211,565    $109,202                $109,477
                                                         ===================================   =================================

Gross realized gains and losses on the sales of securities were $107,000 and $1,000, respectively, in 1993, $1,183,000 and $55,000, respectively, in 1992, and $1,489,000 and $26,000, respectively in 1991.

Securities with a book value of $253,905,000 and $88,996,000 at December 31, 1993 and 1992, respectively, were pledged to secure public deposits, trust deposits, repurchase agreements and for other purposes.



                                   C. LOANS

The composition of loans follows:

               In Thousands                                          December 31
                                                              ---------------------------
                                                                 1993           1992
                                                              ------------   ------------
               Commercial                                         $258,889       $223,926
               Real estate - construction and development           59,581         52,214
               Real estate - mortgage                              320,007        296,277
               Consumer                                             52,075         54,894
                                                              ------------   ------------
                                                                   690,552        627,311
               Unearned income                                     (32,984)       (44,044)
                                                              ------------   ------------
                                                                  $657,568       $583,267
                                                              ============   ============

Loans outstanding and unfunded commitments are primarily concentrated in the Bank's market area which encompasses Jefferson County, Kentucky and surrounding communities. The Bank's credit exposure is diversified, with secured and unsecured loans to consumers, small businesses and large corporations. Although the Bank has a diversified loan portfolio, the ability of customers to honor loan commitments is based, in part, on the economic stability of the geographic region and/or industry in which they do business.


Nonaccrual and restructured loan balances and income information were as follows:


               In Thousands                                      1993           1992           1991
                                                              ------------   ------------   ------------
               Recorded investment at year-end                      $2,695         $4,453         $3,937
               Interest computed at original terms                     259            429            388
               Interest recognized                                     166            175            195



                            D. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses follows:

               In Thousands                                           1993           1992           1991
                                                            ---------------------------------------------
               Balance, January 1                                   $6,020         $5,523         $5,220

               Loans charged-off                                      (860)          (693)        (1,649)
               Recoveries                                            1,028            540          1,227
                                                            ---------------------------------------------
               Net recoveries (charge-offs)                            168           (153)          (422)

               Provision for loan losses                               390            650            725
                                                            ---------------------------------------------
               Balance, December 31                                 $6,578         $6,020         $5,523
                                                            =============================================

                 E. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

A summary of premises and equipment follows:


              In Thousands                                                               December 31
                                                                                 ------------------------------
                                                                                   1993                   1992
                                                                                 ------------------------------
              Land                                                                $4,314                $3,966
              Buildings and leasehold improvements                                10,796                 9,902
              Furniture and equipment                                             16,751                17,163
                                                                                 ------------------------------
                                                                                  31,861                31,031
              Less accumulated depreciation and amortization                      14,040                13,707
                                                                                 ------------------------------
                                                                                 $17,821               $17,324
                                                                                 ==============================

At December 31, 1993, the Company was obligated under long-term noncancelable operating leases covering various premises and equipment. The Company's main office and most branch office agreements contain renewal options. Computer equipment leases are cancelable generally within a short period of time and without substantial penalties.

Rental expense, net of insignificant amounts of sublease rental income, was $1,042,000, $1,003,000 and $697,000 for 1993, 1992 and 1991, respectively.

Minimum rental commitments under noncancelable leases in future years are as follows:

              Year Ended December 31                    Premises and Equipment
              In Thousands                                      Gross Rentals
              ----------------------------------------------------------------
              1994                                                       $954
              1995                                                        711
              1996                                                        554
              1997                                                        549
              1998                                                        401
              Thereafter                                                2,721
              ================================================================

                                F. INCOME TAXES

The provision for income taxes consists of the following:

               In Thousands                                               1993              1992              1991
                                                                      ------------      ------------      -------------
               Current:
                 Federal                                                   $5,373            $4,037             $4,146
                 State and local                                               42               (13)                 7
                                                                      ------------      ------------      -------------
                                                                            5,415             4,024              4,153
               Deferred:                                              ------------      ------------      -------------
                 Installment loan income                                      (50)             (120)              (168)
                 Provision for loan losses                                   (195)             (110)              (103)
                 Depreciation                                                  (9)               (3)               130
                 Other, net                                                    92               331                (61)
                                                                      ------------      ------------      -------------
                                                                             (162)               98               (202)
                                                                      ------------      ------------      -------------
                                                                           $5,253            $4,122             $3,951
                                                                      ============      ============      =============

The provision for income taxes in the statements of income are reconciled to the federal statutory rate as follows:

                                                                          1993              1992              1991
                                                                      ------------      ------------      -------------
               Tax at federal statutory rate                                 35.0%             34.0%              34.0%
               Tax exempt interest income                                    (3.8)             (5.7)              (7.9)
               Non-deductible expenses                                        1.1               1.9                2.8
               Other, net                                                    (1.1)               --                1.5
                                                                      ------------      ------------      -------------
                                                                             31.2%             30.2%              30.4%
                                                                      ============      ============      =============

Other liabilities include deferred income taxes of $131,000 and $215,000 at December 31, 1993 and 1992, respectively. During 1993, certain prior year's deferred tax items were reclassified to current taxes payable, which increased deferred income taxes $ 78,000. The principal types of basis differences between assets and liabilities for financial reporting and tax return purposes which give rise to deferred taxes relate to the following:

               In Thousands                      1993              1992
                                            ------------      -------------
               Allowance for loan losses       ($2,422)           ($2,164)
               Depreciation                      1,722              1,708
               Installment loan income              82                129
               Other, net                          749                542
                                            ------------      -------------
                                                  $131               $215
                                            ============      =============


                             G. DEPOSITS

Included in deposits are certificates of deposit and other time deposits in denominations of $100,000 or more in the amounts of $31,591,000 and $28,438,000 at December 31, 1993 and 1992, respectively.




              H.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
The Company enters into sales of securities under agreements to repurchase which are treated as financings. The obligation to repurchase securities sold is reflected as a liability and the assets underlying the agreements remain in the respective securities account.

                                              December 31, 1993
                           -------------------------------------------------------
                                     Asset Sold             Repurchase Liability
                           -----------------------------   -----------------------
Dollars In Thousands         Carrying         Market                      Interest
Maturity/Type of Asset        Amount           Value          Amount        Rate
                           -------------   -------------   -------------   -------
Overnight to 30 Days
  U.S. Treasury                $184,647        $184,559        $181,466      3.20%


31 to 90 Days
  U.S. Treasury                   1,823           1,823           1,822      2.57
                           -------------   -------------   -------------   -------
                               $186,470        $186,382        $183,288      3.20%
                           =============   =============   =============   =======

                   I. ADVANCES FROM THE FEDERAL HOME LOAN BANK


The Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and,
accordingly, is eligible to borrow from the FHLB.   The Bank pledges certain
first mortgage loans as collateral for these advances. The aggregate balance in these mortgages must equal 150% of the advances outstanding. Certain information with respect to outstanding advances from the FHLB is summarized below:

               Dollars In Thousands
                                                                             December 31, 1993          December 31, 1992
                                                                           --------------------------------------------------
                                                                                         Weighted                  Weighted
                                                                                          Average                   Average
                                                                                         Interest                  Interest
               Year of Maturity                                               Amount       Rate         Amount       Rate
                                                                           --------------------------------------------------
               1995                                                             $1,252        4.25 %      $1,895        4.25 %
               1996                                                              1,454        4.55         1,924        4.55
               1997                                                              1,733        4.80         2,135        4.80
               1998                                                              3,419        5.94           ---         ---
               2000 thru 2004                                                   27,445        5.72        10,668        6.50
               2005 thru 2009                                                   42,207        6.08        15,559        6.61
               2010 thru 2013                                                    2,596        6.98         2,455        7.04
                                                                           ------------ -----------   ----------- -----------
                                                                               $80,106        5.89 %     $34,636        6.25 %
                                                                           ============ ===========   =========== ===========

Scheduled principal repayments on advances from the FHLB are $6,018,000, $6,241,000, $5,899,000, $5,695,000, and $8,243,000 for 1994 through 1998, respectively and $48,010,000 thereafter.



                           J. Employee Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and employee's compensation during the ten years of employment prior to retirement. The Company's funding policy is to contribute annually the amount greater than or equal to the funding requirements of ERISA, but not in excess of the maximum deductible limit. Employer contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet:


                       In Thousands                                                                           December 31
                                                                                                      -------------------------
                                                                                                             1993         1992
                                                                                                      -------------------------
                       Actuarial present value of benefit obligations:
                         Accumulated benefit obligation, including vested benefits of
                           $6,629 (1993) and $5,780 (1992)                                                 $6,832       $5,865
                                                                                                      =========================
                       Plan assets at market value, primarily fixed income mutual funds
                         and U. S. government securities, respectively                                    $11,212      $10,493
                       Projected benefit obligation for service rendered to date                            9,608        8,665
                                                                                                      -------------------------
                       Plan assets in excess of projected benefit obligation                                1,604        1,828
                       Unrecognized net loss from past experience different from that assumed                 212          161
                       Unrecognized prior service cost                                                        202          291
                       Unrecognized net asset at January 1, 1986 being recognized over
                         approximately 16 years                                                            (1,380)      (1,561)
                                                                                                      -------------------------
                       Prepaid pension cost included in other assets                                         $638         $719
                                                                                                      =========================


Net pension benefit (expense) for 1993, 1992 and 1991 included the following components:


                       In Thousands                                                             Years ended December 31
                                                                                         --------------------------------------
                                                                                                1993         1992         1991
                                                                                         --------------------------------------
                       Service cost-benefits earned during the period                          ($464)       ($358)       ($253)
                       Interest cost on projected benefit obligation                            (653)        (583)        (497)
                       Actual return on plan assets                                            1,018          887        1,117
                       Amortization and deferral - net                                            18           94         (174)
                                                                                         --------------------------------------
                       Net pension income (expense)                                             ($81)         $40         $193
                                                                                         ======================================

A discount rate of 7.20 percent (1993) and 7.625 percent (1992) and a rate of increase in future compensation levels of 6.0 percent were used in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.50 percent.

The Company does not have a significant commitment to pay post-retirement or post-employment benefits other than pension benefits.

The Company also sponsors an unfunded, non-qualified excess benefit plan covering certain executive officers. The plan has an accrued unfunded accumulated benefit obligation of $558,000 at December 31, 1993. Expenses of the plan were approximately $135,000 in 1993, $105,000 in 1992 and $87,000 in 1991.

The Company also offers a defined contribution employee stock ownership plan. The Company's contribution to this plan was $375,000, $312,000, and $301,000 for 1993, 1992, and 1991, respectively.



               K. Regulatory Restrictions on Dividends and Cash

Under the Federal Reserve Act, prior approval of the Federal banking authorities is required if dividends declared by the Company's banking subsidiary in any year exceed its net profits for that year, as defined, combined with retained net profits, as defined, for the two preceding years. As of January 1, 1994, the aggregate amount of retained earnings available for distribution to the Company by all subsidiaries without prior approval was approximately $11,800,000. In addition to restrictions on the payment of dividends, the Federal Reserve and the Commonwealth of Kentucky place certain cash reserve requirements on deposits. The reserve requirements, which were $29,987,000 at December 31, 1993, are met by holding a percentage of deposits in vault cash or maintaining a balance directly with the Federal Reserve. The Company was in compliance with all cash reserve requirements at December 31, 1993.

                               L. STOCK OPTIONS

The Company has incentive stock option plans under which shares of common stock have been reserved for the granting of stock options to certain key employees of the Company. The plans provide that the option price shall not be less than the fair market value of the stock at the effective date the options are granted, and that the term of the options shall not be more than ten years from the date of the grant. Options granted under the plans are exercisable one year after date of the grant. Shares available for future grants under the plans were 210,324 at December 31, 1993.


                                                   Shares
                                                   Under
                                                   Option      Price Range
                                                  ----------------------------
            Balance at January 1, 1991             199,448   $10.62 to $14.20
              Granted                              172,978   $11.44 to $13.84
              Cancelled                             (8,184)
              Exercised                               ---
                                                   --------
            Balance at December 31, 1991            364,242   $10.62 to $14.20
              Granted                               157,590   $15.42 to $16.96
              Cancelled                              (4,310)
              Exercised                             (19,681)  $10.62 to $12.91
                                                   --------
            Balance at December 31, 1992            497,841   $10.62 to $16.96
              Granted                               204,100   $15.42 to $19.94
              Cancelled                              (4,635)
              Exercised                             (89,135)  $10.62 to $15.42
                                                   --------
            Balance at December 31, 1993            608,171   $10.62 to $19.94
                                                   ========



Common stock received through the exercise of incentive stock options which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to paid-in capital rather than as a reduction of income tax expense. Such optionee sales resulted in a tax benefit to the Company of approximately $94,000 in 1993.

                           M. Common Stock Dividends

The following table sets forth the Company's stock dividends to common shareholders:

Declaration              Record                   Payable                  Stock Dividend
Date                     Date                     Date                     Percentage
- ----------               ----------               ----------               --------------
November 15, 1993        December 15, 1993        December 31, 1993             3.0 %
November 16, 1992        December 16, 1992        December 30, 1992             8.0
November 18, 1991        December 13, 1991        January 3, 1992              10.0
January 28, 1991         February 21, 1991        March 8, 1991                 5.0
April 11, 1990           May 4, 1990              June 7, 1990                 10.0
April 10, 1989           May 12, 1989             June 9, 1989                 15.0
April 18, 1988           May 24, 1988             June 10, 1988                12.5


Appropriate share and per share information in the consolidated financial statements reflects the adjusted number of shares.



                       N. COMMITMENTS AND CONTINGENCIES

In the normal course of business in order to meet the financing needs of customers, the Company has outstanding commitments and contingent liabilities. At December 31, 1993, the Company had $207,350,000 of commitments to extend credit (of which $95,241,000 relates to home equity lines of credit), including standby letters of credit of $8,334,000 which are not reflected in the consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evalutes each customers's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on Management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, plant, property and equipment, real estate and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions.

At December 31, 1993, there were various pending legal actions and proceedings in which claims for damages were asserted. In one such matter, the Bank is one of 13 defendants named in a lawsuit filed on December 10, 1993, by Kentucky Central Life Insurance Company (in Rehabilitation) involving certain real estate loans. Management, after discussion with legal counsel concerning the adequacy of the Company's defenses, believes that this and other legal actions will not have a material adverse effect upon the financial condition of the Bank or the Company.



                          O. OTHER OPERATING EXPENSES


                     In Thousands                                 1993           1992           1991
                                                               ----------------------------------------
                     Operating supplies                           $1,319         $1,250           $984
                     Data processing fees                            200          1,368          3,430
                     Professional fees                             1,374            974          1,115
                     Taxes-Bank shares, property and other         1,349          1,265          1,085
                     Deposit insurance                             1,579          1,532          1,382
                     Other                                         3,848          3,690          3,711
                                                               ----------------------------------------
                                                                  $9,669        $10,079        $11,707
                                                               ========================================


                         P. RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and principal holders of the Company's stock and associates of such persons are presented below:


               In Thousands

               Balance, January 1, 1993                $30,825
               New loans                                14,672
               Repayments                              (19,493)
                                                     ----------
               Balance, December 31, 1993              $26,004
                                                     ==========


The above transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other customers in the ordinary course of business.

The Company leases certain office space and purchases services from companies controlled by certain members of the Board of Directors. Amounts paid were approximately $936,000, $947,000 and $924,000 for 1993, 1992 and 1991,
respectively.



           Q. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

        In Thousands                                               December 31, 1993             December 31, 1992
                                                                 ---------------------------------------------------
                                                                 Carrying      Fair            Carrying      Fair
                                                                  Amount       Value            Amount       Value
                                                                 ---------------------------------------------------
        Financial assets:
           Cash and short-term investments                       $146,937    $146,937          $266,194    $266,194
           Securities                                             334,298     334,980           166,766     169,000
           Loans                                                  650,990     670,935           577,247     591,112

        Financial liabilities:
           Deposits                                               729,449     735,843           689,377     698,932
           Short-term borrowings                                  195,788     195,788           173,052     173,052
           Other debt                                              80,157      80,290            34,737      34,377


The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, Short-Term Investments, and Short-Term Borrowings--For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities--For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes.

Loans--The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits--The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Other Debt--Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments--The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Off-balance-sheet financial instruments are discussed further in Note N.

Limitations--The fair value estimates are made at a discrete point in time based on relevant market information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

           R. Condensed Financial Information - Parent Company Only Condensed Balance Sheets


                  In Thousands                                                                            December 31
                                                                                                 ------------------------------
                                                                                                     1993             1992
                  Assets                                                                         ------------------------------
                  Cash on deposit with bank subsidiary                                                 $1,140           $5,402
                  Investment in bank and thrift subsidiaries                                          105,755           95,819
                  Investment in other subsidiaries                                                     12,560           11,828
                  Other assets                                                                            182              367
                                                                                                 ------------------------------
                      Total assets                                                                   $119,637         $113,416
                                                                                                 ==============================
                  Liabilities and shareholders' equity
                  Other liabilities                                                                       $47             $787
                  Shareholders' equity                                                                119,590          112,629
                                                                                                 ------------------------------
                      Total liabilities and shareholders' equity                                     $119,637         $113,416
                                                                                                 ==============================

Condensed Statements of Income


                  In Thousands                                                                 Years Ended December 31
                                                                                     ------------------------------------------
                                                                                       1993             1992             1991
                                                                                     ------------------------------------------
                  Cash dividends from bank subsidiary                                 $4,800          $10,400           $3,460
                  Cash dividends from other subsidiaries                                  --               --              934
                  Other income                                                             2                1                1
                  Other expenses                                                        (219)            (268)            (217)
                                                                                     ------------------------------------------

                  Income before income taxes and equity
                    in earnings of subsidiaries                                        4,583           10,133            4,178
                  Applicable income tax benefit                                           72               86               74
                                                                                     ------------------------------------------

                  Income before equity in earnings of
                    subsidiaries                                                       4,655           10,219            4,252

                  Equity in earnings of subsidiaries                                   6,918             (698)           4,773
                                                                                     ------------------------------------------
                  Net income                                                         $11,573           $9,521           $9,025
                                                                                     ==========================================

Condensed Statements of Cash Flow

In Thousands                                                                                 Years Ended December 31
                                                                                    -----------------------------------------
                                                                                        1993            1992            1991
                                                                                    -----------------------------------------
Cash flows from operating activities:
Net income                                                                           $11,573          $9,521          $9,025
 Adjustment to reconcile net income to net cash
   from operating activities:
    Equity in earnings of subsidiaries                                                (6,918)            698          (4,773)
  (Increase) decrease in other assets                                                    279            (362)            169
  Increase (decrease) in other liabilities                                              (740)            708              38
                                                                                    -----------------------------------------
    Net cash provided by operating activities                                          4,194          10,565           4,459
                                                                                    -----------------------------------------

Cash flows from investing activities:
  Investment in subsidiaries                                                          (3,750)           (450)            (25)
                                                                                    -----------------------------------------
    Net cash used in investing activities                                             (3,750)           (450)            (25)
                                                                                    -----------------------------------------

Cash flows from financing activities:
  Dividends paid                                                                      (5,356)         (5,592)         (4,037)
  Issuance of common stock                                                               650             218              --
                                                                                    -----------------------------------------
    Net cash used by financing activities                                             (4,706)         (5,374)         (4,037)
                                                                                    -----------------------------------------
Net increase (decrease) in cash and cash equivalents                                  (4,262)          4,741             397
Cash and cash equivalents at beginning of year                                         5,402             661             264
                                                                                    -----------------------------------------
Cash and cash equivalents at end of year                                              $1,140          $5,402            $661
                                                                                    =========================================