Form 10-K, Exhibit 13
MID AMERICA BANCORP/KY/
filed 1995-03-24
CIK 711083

Comparative Summary

Dollars In Thousands, Except Per Share Amounts                 1994              1993              1992
                                                            -----------------------------------------------
AT YEAR END
 Total assets                                               $1,213,990        $1,169,023        $1,041,649
 Total deposits                                                732,620           729,449           689,377
 Loans, net of unearned income                                 699,396           657,568           583,267
 Total shareholders' equity                                    125,052           119,590           112,629

FOR THE YEAR
 Net income                                                    $12,612           $11,573            $9,521
 Cash dividends declared                                        $5,559           $ 5,356            $4,554
 Weighted average shares outstanding                             8,901             8,814             8,678


PER SHARE DATA
 Book value                                                     $14.20            $13.64            $12.95
 Market value                                                    17.00             17.25             15.13
 Cash dividends declared                                          0.65              0.65              0.60
 Net income                                                       1.42              1.31              1.10

SELECTED RATIOS
 Return on average total assets                                   1.11%             1.11%             1.01%
 Return on average shareholders' equity                          10.36             10.00              8.77
 Cash dividend payout ratio                                      44.44             46.75             48.85
 Average shareholders' equity to average total assets            10.71             11.09             11.48
 Allowance for loan losses to loans, net of unearned income       1.01              1.00              1.03


               MANAGEMENT'S DISCUSSION and ANALYSIS

                              OF

            FINANCIAL CONDITION and RESULTS OF OPERATIONS


     This discussion analyzes the results of operations and financial condition for Mid-America Bancorp and subsidiaries (the Company), including its primary subsidiary, Mid-America Bank of Louisville and Trust Company (the Bank). It should be read in conjunction with the consolidated financial statements and related notes presented on pages 28-44.

1994 COMPARED TO 1993

     Net income for 1994 was $12,612,000 or $1.42 per share compared with $11,573,000 or $1.31 per share for 1993. This increase was primarily due to an increase in net interest income. For 1994, return on average total assets (ROA) was 1.11% and return on average equity (ROE) was 10.36%, compared with 1993 when the ROA was 1.11% and ROE was 10.00%. The discussion that follows explains in more detail the factors affecting 1994 operating results and changes in financial condition.




NET INTEREST INCOME

     Net interest income is the difference between interest income on earning assets and the interest expense incurred for funding sources used to support earning assets. Earning assets include primarily loans and securities. The primary sources used to fund these assets include deposits, purchased and borrowed funds, and capital. The net interest spread is the difference between the average rate of interest earned on earning assets on a tax equivalent basis and the average rate of interest expensed on interest bearing liabilities. The net yield on earning assets is net interest income on a tax equivalent basis as a percent of the average balance of earning assets. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page 21.

     In 1994, net interest income on a tax equivalent basis increased $4,629,000 to $46,055,000. Net interest income was favorably impacted by increases in average earning assets and rising interest rates. The average yield on earning assets increased from 7.45% in 1993 to 7.60% in 1994, with a similar increase in the average rate on interest bearing liabilities from 3.82% in 1993 to 3.94% in 1994. The shift to higher interest rates, interacting with the timing of repricing and shift in composition of earning assets and interest bearing liabilities during the year, resulted in a net interest spread of 3.66% in 1994 compared to 3.63% in 1993. The net yield on earning assets also increased in 1994 to 4.34% compared to 4.27% in 1993. The average prime rate in 1994 was 7.14% compared to 6.00% in 1993.

     Average earning assets increased approximately $90 million or 9.3% in 1994 to $1,059,202,000. The increase was centered in loans, which increased approximately $64 million or 10.4% to $679,100,000, and in the securities portfolio, which increased approximately $55 million. These increases were partially offset by a $29 million decrease in short-term lower yielding assets (federal funds sold and securities purchased under agreements to resell). Changes in the composition and amounts of earning assets arose in part from management's response to the increasing interest rate environment in 1994, where such changes were necessary to maintain a proper match among assets and liabilities, while increasing the yield on investable funds.

     The growth in average earning assets was achieved despite a minor increase in average deposits. Average advances from the Federal Home Loan Bank increased $24 million. Securities sold under agreements to repurchase, a short-term higher yielding collateralized instrument used by customers with large amounts of investable funds, increased $52 million. Non-interest bearing liabilities, which include outstanding money orders and similar payment instruments, continued to increase in 1994 and provide support for earning asset growth. Non-interest bearing deposits and capital were 20.5% of earning assets in 1994 compared to 21.1% in 1993.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page 22.

PROVISION FOR LOAN LOSSES

     The provision for loan losses was $712,000 in 1994 compared to $390,000 for 1993. During 1994, the Company had net charge-offs of $245,000, compared to net recoveries of $168,000 in 1993, a decline in the level of non-performing loans, and no appreciable increase in the risk characteristics of its loan portfolio. These and other factors were considered in determining the provision for loan losses in 1994.

     The allowance for loan losses is maintained at a level sufficient to absorb estimated potential credit losses in the loan portfolio, considering non-performing loans and overall economic conditions. In evaluating the allowance for loan losses, management considers its evaluation of the risk characteristics of the loan portfolio, including the impact of current economic conditions on the borrowers' ability to repay, past collection experience and such other factors which, in management's judgement, deserve current recognition. At December 31, 1994, the allowance for loan losses was 1.01% of loans outstanding compared to 1.00% at the end of 1993. The following is a summary of the Company's loan loss experience for each of the last three years.




Dollars In Thousands                                          1994           1993           1992
                                                        -----------------------------------------
Balance, January 1                                          $6,578         $6,020         $5,523
Provision for loan losses                                      712            390            650
Net loan recoveries (charge-offs)                             (245)           168           (153)

                                                        -----------------------------------------
Balance, December 31                                        $7,045         $6,578         $6,020
                                                        =========================================


Average loans                                             $679,100       $615,070       $534,525
Loans at year-end                                          699,396        657,568        583,267
Non-performing and restructured loans at year-end            3,511          3,872          5,829

Provision for loan losses to average loans                    0.10%          0.06%          0.12%
Net charge-offs (recoveries) to average loans                 0.04          (0.03)          0.03
Allowance for loan losses to average loans                    1.04           1.07           1.13
Allowance for loan losses to year-end loans                   1.01           1.00           1.03



NON-INTEREST INCOME

     Non-interest income increased $657,000 or 6% in 1994 compared to 1993. Non-interest income includes the Company's fee related revenues, which are the primary source of sustainable non-interest income. Also included are securities and trading account gains and losses which are not recurring in nature.

     Trust Department income was relatively flat in 1994 compared to 1993, despite increased fees for special services in the stock transfer area during 1993. The current year was favorably impacted by the fee revenues associated with a 4% increase in trust assets under management. Service charges on deposit accounts decreased 3.3% in 1994 compared to 1993. This decline, related primarily to checking account service charges, results from new and more competitively priced retail deposit products which have attracted new depositors as well as conversions of existing accounts from higher priced deposit products. Money order fees increased from $2,553,000 in 1993 to $3,333,000 in 1994, an increase of 30.6%.
This increase was due to the increased sales volume of the money order subsidiary. The money order subsidiary operates in all 50 states, through a network of approximately 2,800 agents. There has been a continuing increase in the monthly volume of money order sales throughout 1994. Securities and trading account activity resulted in a net loss of $4,000 in 1994 compared to a net loss of $101,000 in 1993. There were no significant fluctuations between 1994 and 1993 in the several components of other non-interest income.

OTHER OPERATING EXPENSES

     Other operating expenses increased $3,316,000 or 9.7% to $37,592,000 from $34,276,000 in 1993. This increase is primarily associated with increases in personnel costs, expenses related to technology improvements and maintenance, and expenses related to facilities remodeling and expansion.

     Salaries and benefits increased $2,112,000 or 11.5% to $20,538,000. The increase in salaries and benefits is attributed to several factors, including annual salary adjustments which averaged approximately 7.5%, a full year's cost for the management and staffing additions and upgrades that occurred throughout the later half of 1993, and an increase in average full-time employees from 626 to 639. The increase in the employee base was related to support of operations, technology enhancements, credit analysis, customer service and business development activities.


     Occupancy, and furniture and equipment expenses both increased in 1994 compared to 1993. Occupancy expense, up 8.7% in 1994, was impacted primarily by increased rent expense related to additional space at the main office facility, and additional depreciation related to the subsidiary Savings Bank's facility, opened in December 1993, and improvements at several branches. Furniture and equipment expenses increased 6.9% in 1994 compared to 1993. The increased furniture and equipment expenses reflect increased depreciation for technology equipment additions/upgrades in 1993 and 1994 and depreciation on additional money order equipment. Equipment maintenance expenses were similarly impacted by new technology equipment and additional money order equipment.

     The other expenses category of other operating expenses includes operating supplies, professional fees, taxes other than income taxes, deposit insurance and other expenses. Generally, the expanded level of activity throughout the Bank and at the money order subsidiary has caused the 7.6% increase in these expenses in 1994 compared to 1993. There were no significant unusual items in these expense categories in 1994.

INCOME TAXES

     The effective tax rates were 31.3%, 31.2%, and 30.2% for 1994, 1993, and 1992, respectively. The difference between the statutory and the effective tax rates was principally attributable to the tax-exempt status of interest income on obligations of states and political subdivisions and certain loans.

     The Company adopted FASB Statement No. 109, "Accounting for
Income Taxes", prospectively in the first quarter of 1993. The implementation of this new accounting standard was not significant to financial condition or results of operations.

BALANCE SHEET

     Total assets were $1,213,990,000 at December 31, 1994, compared with $1,169,023,000 one year ago. Total assets averaged $1,136,565,000 during 1994, an increase of approximately $93 million, or 8.9%. Average earning assets increased approximately $90 million or 9.3% to $1,059,202,000 in 1994. Increased loan volume accounted for a substantial portion of the increase in earning assets.

SECURITIES

     The Company's securities portfolio includes obligations of the U.S. Government and its agencies, obligations of various states and political subdivisions, corporate debt securities and other securities which are comprised primarily of Federal Reserve Bank and Federal Home Loan Bank stock. At December 31, 1994, securities held to maturity totalled $214,313,000, and securities classified as available for sale totalled $131,482,000.

     FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", was adopted by the Company on January 1, 1994. The principal effect of adoption of FASB Statement No. 115 was that debt securities classified as available for sale are reported at fair value, with unrealized losses of $3,174,000 excluded from earnings and reported as a separate component of shareholders' equity, on a net of tax basis. Securities held to maturity continue to be reported at amortized cost and had net unrealized losses of $4,939,000 on December 31, 1994. See Note C of the consolidated financial statements for gross unrealized gain and loss information.

     The securities portfolio is utilized for pledging requirements on certain borrowings and public and fiduciary deposits, and provides liquidity from scheduled maturities.

     The Company's securities portfolio is considered to be high grade. U.S. Treasury and agency obligations were 85.7% of the securities portfolio at December 31, 1994. Direct obligations of the U.S. Government are full faith and credit obligations of the federal government. Issues of federal agencies are also directly guaranteed or sponsored by the United States. Risk associated with obligations of states and political subdivisions and corporate securities in the portfolio is minimized through the purchase of high quality securities and the avoidance of concentrations with any single issuer. At December 31, 1994, the largest percentage of tax exempt securities held were issued by Kentucky municipalities. Rated state and political obligations are rated "A-" or better and corporate investments have a "BBB+" rating or better. The Company has no derivative financial instruments as defined in FASB Statement No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments".

LOANS

     Total loans and leases, net of unearned income, were $699,396,000 at December 31, 1994, an increase of approximately $42 million or 6.4% compared to December 31, 1993. Average loans increased approximately $64 million or 10.4%, to $679,100,000 in 1994 from $615,070,000 in 1993.

     The loan portfolio continues to be concentrated in residential real estate mortgage loans. Total loans in this category were $291,198,000 at December 31, 1994, down approximately 2% from a year ago. The Company has been a market leader in home equity financing which contributes to this concentration in the loan portfolio. Real estate mortgages are principally in the metropolitan Louisville, Kentucky area. Unlike other regions of the United States, this market has not experienced high inflation in real estate prices.

     Commercial and financial loans increased $34 million to $285,316,000, as the Company continued to emphasize lending to businesses in the community.

     During 1994, construction and development loans increased 2.5% to $61,083,000. These loans are principally for the development of residential housing tracts, office buildings and shopping centers.

     The Company has no foreign loans and continues to lend principally within its metropolitan area.

NON-PERFORMING and RESTRUCTURED ASSETS

     Non-performing assets include non-accrual and restructured loans, loans 90 days or more past due and other real estate held for sale. On December 31, 1994, non-performing assets totaled $5,896,000 compared with $6,842,000 at December 31, 1993.
Information with respect to non-performing loans and assets is presented in the table below:


Dollars In Thousands                                                                      December 31
                                                                       ----------------------------------------------------
                                                                          1994       1993       1992       1991       1990
                                                                       --------   --------   --------   --------   --------
Loans accounted for on a non-accrual basis                              $2,705     $2,695     $4,453     $2,006     $5,096
Loans restructured as to principal or interest                             ---        ---        ---      1,931        ---
Loans contractually past due ninety days or more
  as to interest or principal payments                                     806      1,177      1,376      1,119      1,445
                                                                        ------     ------     ------     ------     ------
    Total non-performing and restructured loans                          3,511      3,872      5,829      5,056      6,541
Other real estate held for sale                                          2,385      2,970      3,561      3,292      2,780
                                                                        ------     ------     ------     ------     ------
    Total non-performing and restructured assets                        $5,896     $6,842     $9,390     $8,348     $9,321
                                                                        ======     ======     ======     ======     ======
Non-performing and restructured loans to total loans                      0.50%      0.59%      1.00%      1.02%      1.38%
Non-performing and restructured assets to total assets                    0.49       0.59       0.90       0.85       0.95
Allowance for loan losses to non-performing and
  restructured loans                                                    200.66     169.89     103.28     109.24      79.80



     The accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or generally when a default of interest or principal has existed for 90 days or more, unless the loan is fully secured and in the process of collection. At December 31, 1994, there were loans for which payments were current or less than 90 days past due where borrowers are currently experiencing financial difficulties. These potential problem loans, amounting to approximately $12 million, are subject to management review and are considered in determining the adequacy of the allowance for loan losses.

     In 1994 the level of non-performing and restructured loans declined to approximately $3.5 million and at the end of 1994 these loans were .50% of total loans. Management has carefully evaluated its risk, including consideration of underlying collateral values based on current market conditions, with respect to non-accrual loans, loans past due 90 days or more, and potential problem loans.

     Other real estate held for sale decreased $585,000 to $2.4 million at December 31, 1994. During 1994 other real estate acquired in settlement of loans aggregated $648,000 and sales of other real estate aggregated $1,289,000 .

     The Financial Accounting Standards Board has issued FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures", which is effective for the Company beginning in 1995. FASB Statement No. 114 requires that the value of impaired loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Management does not expect the adoption of this accounting standard to have a significant impact on the Company's financial condition or results of operations.

DEPOSITS

     Total deposits increased approximately $3 million to $732,620,000 on December 31, 1994, compared to $729,449,000 at
December 31, 1993. Deposits were relatively stable in the aggregate on an average basis during the year, increasing approximately $2 million compared to 1993, to $735,148,000.
Average interest bearing deposits for the year decreased slightly from $644,467,000 to $639,573,000. Average non-interest bearing deposits increased 7.6% to $95,575,000. Large certificates of deposit increased approximately $22 million to $48,721,000 at December 31, 1994, from $26,456,000 at December 31, 1993. On an average basis there was an increase for 1994 compared to 1993 in large certificates of deposit of approximately $8.0 million, to $31,272,000. A portion of the increase relates to retail brokered certificates of deposit of approximately $10 million issued in June 1994. The year-end balance of large certificates of deposit in 1994 includes $8.5 million of three year certificates of deposit issued in late December 1994.



ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Federal Home Loan Bank advances increased slightly during 1994 from $80,106,000 to $81,504,000. The Company uses this source of fixed rate funds to match its fixed rate mortgage and commercial loan products.

MONEY ORDERS AND SIMILAR PAYMENT INSTRUMENTS OUTSTANDING

     Money orders and similar payment instruments outstanding at December 31, 1994 increased approximately $12 million compared to 1993. The money order subsidiary's expanded agent base and wider acceptance of its gift certificate program contributed to the increase in this stable source of non-interest bearing funds. On an average basis, these items increased $9.5 million in 1994 compared to 1993.

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

     The interest sensitivity of the Company's earning assets and interest bearing liabilities is shown on the table on page 20. The distribution in the Interest Rate Sensitivity Analysis is based on a combination of maturities and repricing frequencies. Variable rate assets and liabilities are distributed based on the repricing frequency of the instrument. In measuring the Company's interest sensitivity, management adjusts the timing of non-contractual deposit repricing to more accurately reflect historical and anticipated pricing behavior. In order to provide a more realistic one-year gap position on the Interest Rate Sensitivity Analysis, 40 percent of interest bearing demand and savings deposits are distributed in the 0 to 90 Days category with the remainder in the over 5 Years category. The adjusted cumulative positive gap position in the less than one year category of 15.92% indicates the Company is well positioned for a rising rate environment. Absent this adjustment to the repricing behavior of certain deposit types, the one year cumulative positive gap would be .95%.

     Gap alone does not accurately measure the magnitude of changes in net interest income, since changes in interest rates do not occur simultaneously or equally to all assets or liabilities in a category. Management supplements traditional gap analyses with computer simulation modeling to estimate the financial impact of rate changes.

SHAREHOLDERS' EQUITY

     Shareholders' equity increased $5,462,000 to $125,052,000 at December 31, 1994. Average shareholders' equity increased $5,989,000 to $121,705,000 and was 10.71% of average total assets for 1994, which compares favorably to the Company's peer group. The Company's primary source of capital is net income, net of dividends paid.

     Regulators monitor capital adequacy under risk based capital guidelines which place assets and certain off-balance-sheet activities in various categories of risk with varying weights. Also, a minimum leverage ratio, based on shareholders' equity as a percentage of total assets, is required. As of December 31, 1994 and 1993, the Company's capital ratios and the required minimums are as follows:



                                          December 31        Minimum
                                      1994         1993     Requirement
                                    -----------------------------------

Total risk-based capital ratio       18.75%       19.41%        8.00%
Tier I risk-based capital ratio      17.76%       18.40%        4.00%
Leverage ratio                       10.45%       10.20%        3.00%


LIQUIDITY MANAGEMENT

     Liquidity management represents the Company's ability to generate cash or otherwise obtain funds at a reasonable price to satisfy commitments to borrowers as well as the demands of depositors. Funds are available from a number of sources, including the securities portfolio, the core deposit base and the ability to attract large deposits and repurchase agreements. The Company's temporary investments, which include federal funds sold, securities purchased under agreements to resell and securities maturing within one year, are approximately 20% of total assets. Temporary investments are 93% of volatile liabilities, which consist of federal funds purchased, securities sold under agreements to repurchase and large certificates of deposit. The Company's volatile liability dependence ratio, a measure of volatile liabilities, net of temporary investments, supporting loans and the securities portfolio has averaged less than 2% during 1994. In the opinion of management, incremental funding sources are sufficient to meet known or reasonably anticipated funding requirements.

     The liquidity of the holding company is impacted primarily by the ability of its principal subsidiary, the Bank, to pay dividends. During 1994, the Bank paid $5.8 million in dividends to the parent holding company. Certain regulatory restrictions limit the amount of dividends the Bank may pay. Additional information about these restrictions is in Note L to the consolidated financial statements.

1993 COMPARED TO 1992

     Net income for 1993 was $11,573,000 or $1.31 per share compared to $9,521,000 or $1.10 per share for 1992. This increase was primarily due to an increase in net interest income, and an increase in certain sources of non-interest income. For 1993, return on average total assets (ROA) was 1.11% and return on average equity (ROE) was 10.00%, compared to 1992 when the ROA was 1.01% and ROE was 8.77%.

NET INTEREST INCOME

     In 1993, net interest income on a tax equivalent basis increased $5,118,000 to $41,426,000. Net interest income was favorably impacted by increases in average earning assets and the net interest spread. The average yield on earning assets declined from 8.18% in 1992 to 7.45% in 1993, with an offsetting decline in the average rate on interest bearing liabilities from 4.79% in 1992 to 3.82% in 1993 as market interest rates declined during the year. The net interest spread was 3.63% in 1993 compared to 3.39% in 1992. The net yield on earning assets also increased in 1993 to 4.27% compared to 4.15% in 1992. The average prime rate in 1993 was 6.00% compared to 6.25% in 1992.

     Average earning assets increased approximately $94 million or 10.8% in 1993 to $969,102,000. The increase was centered in loans, which increased approximately $81 million or 15.1% to $615,070,000, and in the securities portfolio, which increased approximately $56 million. These increases were partially offset by a $42 million decrease in short-term lower yielding assets.

     The growth in average earning assets was achieved despite a minor increase in average deposits. Advances from the Federal Home Loan Bank increased $43 million as management matched a portion of the increased fixed rate loan volume with these advances. Securities sold under agreements to repurchase increased $29 million. Non-interest bearing liabilities, which include outstanding money orders, continued to increase in 1993 and provide support for earning asset growth. Non-interest bearing deposits and capital were 21.1% of earning assets in 1993 compared to 21.3% in 1992.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page 22.

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

NON-INTEREST INCOME

     During 1993, all major sources of fee related income increased over 1992. However, due to fluctuations in securities and trading account gains (losses) between 1993 and 1992, non-interest income in the aggregate was down 3.7% in 1993.

     Trust Department income increased $174,000 to $1,158,000 in 1993. This increase results primarily from increased volume and special services in the stock transfer area. Also contributing to the increase was the effect of revising and increasing the trust services fee structure. Service charges on deposit accounts increased 2.4% in 1993 compared to 1992. Money order fees increased from $1,767,000 in 1992 to $2,553,000 in 1993, an increase of 44.5%. This increase was due to the increased sales volume of the money order subsidiary. Securities and trading account activity resulted in a net loss of $101,000 in 1993 compared to a gain of $1,438,000 in 1992. There were no significant fluctuations between 1993 and 1992 in the several components of other non-interest income.



OTHER OPERATING EXPENSES

     Other operating expenses increased $2,024,000 or 6.3% to $34,276,000 from $32,252,000 in 1992. This increase is primarily associated with increases in personnel costs, and expenses related to technology improvements and maintenance. In comparing 1993 to 1992, there is a shift in the composition of expenses associated with data processing resulting from the Company's acquisition of its data processing service bureau in May of 1992. This contributed to the decrease in data processing expense of $1,168,000 when comparing 1993 and 1992. This change also caused increases in salaries and benefits, occupancy expense and furniture and equipment expenses.

     Salaries and benefits increased $2,090,000 or 12.8% to $18,426,000. The increase is explained by salary increases, which averaged approximately 5%, and an increase in the number of employees. The full-time employee count was relatively stable during 1993, despite the addition of several positions, as efforts to shift certain functions to part-time personnel were successful. During 1993, the Company added three new Executive Vice Presidents, created and staffed a credit analysis function, upgraded the management and staffing of its leasing operation, added a fixed-income security specialist for managing Bank and Trust Department investment activities, and added other appropriate personnel to support the Company's activities, products and customer service objectives. Furniture and equipment expenses increased $423,000 or 12%. Excluding the effect of the data processing service bureau acquisition the increase would have been 8% and relates primarily to money order equipment and maintenance expenses associated with the increased level of activity. Professional fees increased in 1993, primarily as a result of fees for investment management services for the Bank's securities portfolio, which services were discontinued in the fourth quarter of 1993. Other categories of other operating expenses included no significant unusual items or significant variances between 1993 and 1992.

INTEREST RATE SENSITIVITY ANALYSIS

Dollars In Thousands                                                                                  Non-interest
December 31, 1994                             0-90       91-180     181-365       1-5        Over 5     Bearing
                                              Days        Days        Days       Years       Years       Funds       Total
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
Assets
  Loans, net of unearned income              $386,862     $12,231     $23,494    $142,716    $131,388     ($4,340)   $692,351
  Securities                                   75,522      37,462      57,678     153,395      21,738                 345,795
  Federal funds sold                            5,300                                                                   5,300
  Securities purchased under
     agreements to resell                      65,000                                                                  65,000
  Other assets                                                                                            105,544     105,544
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total assets                              532,684      49,693      81,172     296,111     153,126     101,204   1,213,990
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
Sources of Funds
  Interest bearing deposits:
    Demand deposits                            88,833                                         133,246      96,590     318,669
    Savings deposits                           32,473                     886                  48,710                  82,069
    Time deposits                              48,839      32,554      41,435     196,314      12,740                 331,882
  Securities sold under
    agreements to repurchase                  213,101                                                                 213,101
  Federal funds purchased                       5,800                                                                   5,800
  Advances from the Federal Home
    Loan Bank                                   1,594       1,616       3,185      26,119      48,990                  81,504
  Other liabilities                                                                                        55,913      55,913
  Shareholders' equity                                                                                    125,052     125,052
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total sources of funds                    390,640      34,170      45,506     222,433     243,686     277,555   1,213,990
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Interest sensitivity gap                  142,044      15,523      35,666      73,678     (90,560)   (176,351)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    Cumulative interest sensitivity gap      $142,044    $157,567    $193,233    $266,911    $176,351
                                           =========== =========== =========== =========== ===========
Cumulative interest sensitivity gap
  as a percent of total assets                  11.70%      12.98%      15.92%      21.99%      14.53%

Rate-sensitive assets to rate-
  sensitive liabilities                          1.36X       1.45X       1.78X       1.33X       0.63X

AVERAGE BALANCES AND YIELDS/RATES TAX EQUIVALENT BASIS

Dollars In Thousands                                   1994                            1993                           1992
                                     -----------------------------   ------------------------------   ----------------------------
                                      Average               Yields/   Average                Yields/  Average               Yields/
                                      Balance    Interest  Rates      Balance    Interest   Rates     Balance   Interest   Rates
                                    -----------  --------  ------   -----------  ---------  ------   ---------  ---------  ------
Earning Assets:
   Securities:
    U.S. Treasury and
     government agencies               $260,077   $11,301    4.32%     $191,492     $8,131    4.25%   $136,160     $9,154    6.72%
    States and political
     subdivisions                         6,390       525    8.22         3,790        436   11.50       6,556        703   10.72
    Corporate and other                  47,713     2,808    5.87        52,828      3,338    6.32      48,902      3,926    8.03
   Federal funds sold                    32,155     1,409    4.38        22,479        692    3.08      30,549      1,096    3.59
   Securities purchased under
    agreements to resell                 33,767     1,345    3.98        72,657      2,299    3.16     106,429      4,023    3.78
   Trading account securities              -          -        -         10,786        626    5.80      11,852        545    4.60
   Loans, net of unearned income        679,100    63,260    9.32       615,070     56,656    9.21     534,525     52,160    9.76
                                     -----------  --------  ------   -----------  ---------  ------   ---------  ---------  ------
      Total earning assets            1,059,202    80,648    7.60%      969,102     72,178    7.45%    874,973     71,607    8.18%
Non-Earning Assets:
   Allowance for loan losses             (6,649)                         (6,023)                        (5,544)
   Cash and due from banks               47,814                          48,159                         45,793
   Other                                 36,198                          32,468                         30,584
                                     -----------                     -----------                      ---------
      Total assets                   $1,136,565                      $1,043,706                       $945,806
                                     ===========                     ===========                      =========
Interest Bearing Liabilities:
   Deposits:
    Demand deposits                    $240,828     6,166    2.56%     $250,387      6,502    2.60%   $241,530      8,545    3.54%
    Savings deposits                     85,852     2,161    2.52        81,060      2,107    2.60      75,685      2,594    3.43
    Certificates of deposit
    $100,000 and over                    31,272     1,654    5.29        23,486      1,056    4.50      25,690      1,390    5.41
    Other time deposits                 281,621    13,515    4.80       289,534     14,720    5.08     304,463     19,374    6.36
                                     -----------  --------  ------   -----------  ---------  ------   ---------  ---------  ------
      Total interest
      bearing deposits                  639,573    23,496    3.67       644,467     24,385    3.78     647,368     31,903    4.93
   Federal funds purchased and
    securities sold under
    agreements to repurchase            155,039     6,147    3.96       102,734      2,851    2.78      73,947      2,504    3.39
   Advances from the Federal Home
    Loan Bank                            82,373     4,950    6.01        58,336      3,516    6.03      15,524        892    5.75
                                     -----------  --------  ------   -----------  ---------  ------   ---------  ---------  ------
      Total interest
      bearing liabilities               876,985    34,593    3.94%      805,537     30,752    3.82%    736,839     35,299    4.79%
                                     -----------  --------  ------   -----------  ---------  ------   ---------  ---------  ------
Non-Interest Bearing Liabilities:
   Demand deposits                       95,575                          88,853                         77,847
   Other                                 42,300                          33,600                         22,548
                                     -----------                     -----------                      ---------
      Total liabilities               1,014,860                         927,990                        837,234
Shareholders' Equity                    121,705                         115,716                        108,572
      Total liabilities and          -----------                     -----------                      ---------
       shareholders' equity          $1,136,565                      $1,043,706                       $945,806
                                     ===========                     ===========                      =========
Net Interest Income                               $46,055                          $41,426                        $36,308
                                                  ========                        =========                      =========
Net Interest Spread                                          3.66%                            3.63%                          3.39%
Net Yield on Earning Assets                                  4.34%                            4.27%                          4.15%
                                                            ======                           ======                         ======

Tax exempt income is calculated on a tax equivalent basis using a tax rate of 35% in 1994 and 1993 and 34% in 1992. The yields on securities are based on amortized historical cost, excluding FASB Statement No.115 adjustments to fair value. Non-accrual loans and loan fees are included in the computation of loan yields. The Company has no deposits from foreign depositors.

INTEREST INCOME AND INTEREST EXPENSE
VOLUME AND RATE CHANGES FOR THE YEARS 1994 AND 1993 TAX EQUIVALENT BASIS

In Thousands                         Net Change        Due to          Due to        Net Change        Due to          Due to
                                     1994/1993         Volume           Rate         1993/1992         Volume           Rate
                                    --------------------------------------------------------------------------------------------
Increase (Decrease)
Interest Income:
   Securities                            $2,729          $2,952           ($223)        ($1,878)         $2,983         ($4,861)
   Federal funds sold                       717             362             355            (404)           (263)           (141)
   Securities purchased under
    agreements to resell                   (954)         (1,445)            491          (1,724)         (1,140)           (584)
   Trading account securities              (626)           (626)             -               81             (52)            133
   Loans, net of unearned income          6,604           5,958             646           4,496           7,539          (3,043)
                                    --------------------------------------------------------------------------------------------
      Total interest income               8,470           7,201           1,269             571           9,067          (8,496)

Interest Expense:
   Deposits:
    Demand deposits                        (336)           (246)            (90)         (2,043)            303          (2,346)
    Savings deposits                         54             122             (68)           (487)            174            (661)
    Certificates of deposit
     $100,000 and over                      598             390             208            (334)           (112)           (222)
    Other time deposits                  (1,205)           (395)           (810)         (4,654)           (913)         (3,741)
   Federal funds purchased and
    securities sold under
    agreements to repurchase              3,296           1,790           1,506             347             855            (508)
   Advances from the Federal Home
    Loan Bank                             1,434           1,444             (10)          2,624           2,578              46
                                    --------------------------------------------------------------------------------------------
      Total interest expense              3,841           3,105             736          (4,547)          2,885          (7,432)
                                    --------------------------------------------------------------------------------------------
Change in net interest income            $4,629          $4,096            $533          $5,118          $6,182         ($1,064)
                                    ============================================================================================

The volume/rate variance is allocated to the volume and rate categories based on the relationship that the absolute volume or rate variance bears to the total of the absolute variance for volume and rate before the allocation.

Summary of Financial Data

In Thousands, Except Per Share Amounts                                 Years Ended December 31
                                                  -----------------------------------------------------------------
                                                          1994         1993         1992         1991         1990
                                                  -----------------------------------------------------------------
Total interest income                                  $79,652      $71,302      $70,487      $78,347      $81,882
Total interest expense                                  34,593       30,752       35,299       44,854       47,113
                                                  -----------------------------------------------------------------
Net interest income                                     45,059       40,550       35,188       33,493       34,769
Provision for loan losses                                  712          390          650          725        4,607
                                                  -----------------------------------------------------------------
Net interest income after
  provision for loan losses                             44,347       40,160       34,538       32,768       30,162
Non-interest income                                     11,599       10,942       11,357       10,638        7,913
Other operating expenses                                37,592       34,276       32,252       30,430       28,981
                                                  -----------------------------------------------------------------
Income before income taxes                              18,354       16,826       13,643       12,976        9,094
Income tax expense                                       5,742        5,253        4,122        3,951        2,464
                                                  -----------------------------------------------------------------
Net income                                             $12,612      $11,573       $9,521       $9,025       $6,630
                                                  =================================================================
Per common share:
  Net income                                             $1.42        $1.31        $1.10        $1.04        $0.76
  Cash dividends declared                                 0.65         0.65         0.60         0.60         0.65

                                                                             December 31
                                                  -----------------------------------------------------------------
                                                          1994         1993         1992         1991         1990
                                                  -----------------------------------------------------------------

Loans, net of unearned income                         $699,396     $657,568     $583,267     $493,373     $473,963
Total assets                                         1,213,990    1,169,023    1,041,649      981,703      982,764
Total deposits                                         732,620      729,449      689,377      672,926      674,567
Total shareholders' equity                             125,052      119,590      112,629      107,444      102,505


QUARTERLY FINANCIAL DATA

In Thousands, Except                     1994                               1993                               1992
Per Share Amounts     -------------------------------------------------------------------------------------------------------
                       First   Second  Third   Fourth     First   Second  Third   Fourth     First   Second  Third   Fourth
                      --------------------------------   --------------------------------   ---------------------------------
Total interest
  income              $18,310 $19,507 $20,325 $21,510    $17,421 $17,576 $17,656 $18,649    $17,903 $17,899 $17,296  $17,389
Total interest
  expense               7,881   8,351   8,931   9,430      7,859   7,614   7,634   7,645     10,020   9,177   8,339    7,763
Provision for
  loan losses             100     102     150     360        100     100     100      90         50      50      50      500
Net interest income    ------  ------  ------  ------     ------  ------  ------  ------     ------  ------  ------   ------
  after provision for
  loan losses          10,329  11,054  11,244  11,720      9,462   9,862   9,922  10,914      7,833   8,672   8,907    9,126

Non-interest income     2,691   2,707   2,829   3,372      2,544   2,698   2,862   2,838      1,979   2,760   3,219    3,399
Other operating
  expenses              9,284   9,594   9,624   9,090      8,272   8,353   8,524   9,127      7,895   8,038   8,011    8,308

                       ------  ------  ------  ------     ------  ------  ------  ------     ------  ------  ------   ------
Income before
  income taxes          3,736   4,167   4,449   6,002      3,734   4,207   4,260   4,625      1,917   3,394   4,115    4,217
Income taxes            1,089   1,279   1,371   2,003      1,156   1,281   1,393   1,423        443     912   1,198    1,569
                       ------  ------  ------  ------     ------  ------  ------  ------     ------  ------  ------   ------
Net income             $2,647  $2,888  $3,078  $3,999     $2,578  $2,926  $2,867  $3,202     $1,474  $2,482  $2,917   $2,648
                       ======  ======  ======  ======     ======  ======  ======  ======     ======  ======  ======   ======
Per common share
 Net income             $0.30   $0.32   $0.35   $0.45      $0.29   $0.33   $0.32   $0.37      $0.18   $0.28   $0.34    $0.30
                       ======  ======  ======  ======     ======  ======  ======  ======     ======  ======  ======   ======

MARKET FOR MID-AMERICA BANCORP'S STOCK AND
RELATED SECURITY HOLDER MATTERS


Mid-America Bancorp's common stock is traded on the American Stock Exchange (AMEX) under the symbol MAB. As of December 31, 1994, the total number of holders of Mid-America Bancorp's common stock was 1,024 and the market price of the Company's common stock was $ 17.00.

Mid-America Bank of Louisville and Trust Company is the stock transfer agent, dividend disbursing agent, and registrar for the common stock of Mid-America Bancorp.

The tables below represent the high and low market prices reported for Mid-America Bancorp's common stock and the cash dividends declared on common stock, in each quarter of the last two years. Market prices have been adjusted to reflect the effect of stock dividends during the years presented.

                                                             Market Price
                                                  --------------------------
1994              Cash Dividends Declared               High          Low
----------------------------------------------------------------------------
1st Quarter                $ .15                        $20.13       $17.00
2nd Quarter                  .15                         18.88        17.50
3rd Quarter                  .15                         18.00        17.13
4th Quarter                  .20                         17.75        16.38

                                                             Market Price
                                                  --------------------------
1993              Cash Dividends Declared               High          Low
----------------------------------------------------------------------------
1st Quarter                $ .15                        $16.25       $14.75
2nd Quarter                  .15                         16.13        14.63
3rd Quarter                  .15                         18.50        15.50
4th Quarter                  .20                         19.63        17.00
----------------------------------------------------------------------------

Management's Statement on Financial Reporting

The Management of the Company is responsible for the integrity and objectivity of the financial information presented in this Annual Report. Management has prepared the financial statements according to generally accepted accounting principles, which involve the use of estimates and judgements where appropriate.

To meet its responsibility, Management maintains a comprehensive system of internal control to assure proper authorization of transactions, safeguarding of assets and reliability of financial records. This system can provide only reasonable, not absolute, assurance that errors and irregularities can be prevented or detected. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived.

The Audit Committee of the Board of Directors reviews the systems of internal control and financial reporting. The Committee meets and consults regularly with Management, the internal auditors, and the independent auditors to review the scope and results of their work.

The accounting firm of KPMG Peat Marwick LLP has performed an independent audit of the Company's financial statements. The firm's report appears on the following page.



                    /S/ Bertram W. Klein            /s/ Steven A. Small
                    Bertram W. Klein                Steven A. Small
                    Chairman and                    Chief Financial Officer and
                    Chief Executive Officer         Executive Vice President

Independent Auditors' Report

The Board of Directors and Shareholders
Mid-America Bancorp:

We have audited the accompanying consolidated balance sheets of Mid-America Bancorp and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-America Bancorp and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 115, "Accounting For Certain Investments in Debt and Equity Securities", and No. 109, "Accounting for Income Taxes", in 1994 and 1993, respectively.


/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Louisville, Kentucky
January 20, 1995

CONSOLIDATED BALANCE SHEETS

In Thousands, Except Share and Per Share Amounts                                            December 31
                                                                                     -------------------------
                                                                                        1994           1993
                                                                                    ---------       ---------
ASSETS
Cash and due from banks                                                               $64,215         $62,937
Federal funds sold                                                                      5,300           9,000
Securities purchased under agreements to resell                                        65,000          75,000
Securities available for sale, amortized cost of $134,656 (1994) and                  131,482         109,202
  market value of $109,477 (1993)
Securities held to maturity, market value of $209,374 (1994) and $225,503 (1993)      214,313         225,096
Loans, net of unearned income of $29,642 (1994) and $32,984 (1993)                    699,396         657,568
Allowance for loan losses                                                              (7,045)         (6,578)
                                                                                    ---------       ---------
  Loans, net                                                                          692,351         650,990
Premises and equipment                                                                 19,098          17,821
Other assets                                                                           22,231          18,977
                                                                                    ---------       ---------
    Total assets                                                                   $1,213,990      $1,169,023
                                                                                    =========       =========
LIABILITIES
Deposits:
  Non-interest bearing                                                                $96,590        $118,591
  Interest bearing                                                                    636,030         610,858
                                                                                    ---------       ---------
  Total deposits                                                                      732,620         729,449

Securities sold under agreements to repurchase                                        213,101         183,288
Federal funds purchased                                                                 5,800          12,500
Advances from the Federal Home Loan Bank                                               81,504          80,106
Money orders and similiar payment instruments outstanding                              47,818          35,977
Accrued expenses and other liabilities                                                  8,095           8,113
                                                                                    ---------       ---------
    Total liabilities                                                               1,088,938       1,049,433

Commitments and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized-750,000 shares; none issued                   ----            ----
Common stock, no par value; stated value $2.77 per share;
   authorized-12,000,000 shares (1994) and 10,000,000 shares (1993);
   issued and outstanding - 8,803,759 shares (1994); 8,510,125 shares (1993)           24,421          23,607
Additional paid-in capital                                                             95,608          91,535
Retained earnings                                                                       7,086           4,448
Net unrealized securities losses                                                       (2,063)          ----
                                                                                    ---------       ---------
    Total shareholders' equity                                                        125,052         119,590
                                                                                    ---------       ---------
    Total liabilities and shareholders' equity                                     $1,213,990      $1,169,023
                                                                                    =========       =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Per Share Amounts                                          Years Ended December 31
                                                                     ----------------------------------------------
                                                                        1994              1993              1992
                                                                     ----------        ----------        ----------
INTEREST INCOME
Interest and fees on loans                                             $62,448           $55,928           $51,279
Interest on securities:
  U.S. Treasury and agencies                                            11,301             8,131             9,154
  States and political subdivisions                                        341               288               464
  Corporate and other                                                    2,808             3,338             3,926
Interest on federal funds sold                                           1,409               692             1,096
Interest on securities purchased under agreements to resell              1,345             2,299             4,023
Interest on trading account securities                                     -                 626               545
                                                                     ----------        ----------        ----------
    Total interest income                                               79,652            71,302            70,487
INTEREST EXPENSE
Interest on deposits                                                    23,496            24,385            31,903
Interest on federal funds purchased and
  securities sold under agreements to repurchase                         6,147             2,851             2,504
Interest on Federal Home Loan Bank advances                              4,950             3,516               892
                                                                     ----------        ----------        ----------
    Total interest expense                                              34,593            30,752            35,299
                                                                     ----------        ----------        ----------
NET INTEREST INCOME                                                     45,059            40,550            35,188
Provision for loan losses                                                  712               390               650
                                                                     ----------        ----------        ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                     44,347            40,160            34,538
NON-INTEREST INCOME
Income from trust department                                             1,133             1,158               984
Service charges on deposit accounts                                      4,572             4,728             4,617
Money order fees                                                         3,333             2,553             1,767
Securities gains (losses), net                                              (4)              106             1,128
Trading account gains (losses), net                                        -                (207)              310
Other                                                                    2,565             2,604             2,551
                                                                     ----------        ----------        ----------
    Total non-interest income                                           11,599            10,942            11,357
OTHER OPERATING EXPENSES
Salaries and employee benefits                                          20,538            18,426            16,336
Occupancy expense                                                        2,622             2,413             2,305
Furniture and equipment expenses                                         4,226             3,955             3,532
Other                                                                   10,206             9,482            10,079
                                                                     ----------        ----------        ----------
    Total other operating expenses                                      37,592            34,276            32,252
                                                                     ----------        ----------        ----------
INCOME BEFORE INCOME TAXES                                              18,354            16,826            13,643
Income tax expense                                                       5,742             5,253             4,122
                                                                     ----------        ----------        ----------
NET INCOME                                                             $12,612           $11,573            $9,521
                                                                     ==========        ==========        ==========

Weighted average shares outstanding                                      8,901             8,814             8,678
                                                                     ==========        ==========        ==========

NET INCOME PER COMMON SHARE                                             $ 1.42            $ 1.31            $ 1.10
                                                                     ==========        ==========        ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                             Years Ended December 31, 1994, 1993 and 1992
                                                ---------------------------------------------------------------------------------
                                                       Common Stock        Additional              Net Unrealized          Total
                                                ------------------------      Paid-in    Retained      Securities   Shareholders'
In Thousands, Except Share and Per Share Amounts    Shares       Amount       Capital    Earnings          Losses         Equity
                                                ---------------------------------------------------------------------------------
Balance, January 1, 1992                         7,570,475      $21,005       $78,063      $8,376  $                    $107,444
Net income                                                                                  9,521                          9,521
Cash dividends declared,
  ($0.60 per share)                                                                        (4,554)                        (4,554)
Stock dividend declared                            606,588        1,680         8,329     (10,009)                          ---
Stock options exercised                             17,693           49           169                                        218
                                                ---------------------------------------------------------------------------------
Balance, December 31, 1992                       8,194,756       22,734        86,561       3,334                        112,629
Net income                                                                                 11,573                         11,573
Cash dividends declared,
  ($0.65 per share)                                                                        (5,356)                        (5,356)
Stock dividend declared                            247,415          685         4,418      (5,103)                          ---
Stock options exercised,
   including related tax benefits                   67,954          188           556                                        744
                                                ---------------------------------------------------------------------------------
Balance, December 31, 1993                       8,510,125       23,607        91,535       4,448                        119,590
Net income                                                                                 12,612                         12,612
Cash dividends declared,
  ($0.65  per share)                                                                       (5,559)                        (5,559)
Stock dividend declared                            255,960          709         3,706      (4,415)                          ---
Stock options exercised,
  including related tax benefits                    37,674          105           367                                        472
Net unrealized securities losses                                                                           (2,063)        (2,063)
                                                ---------------------------------------------------------------------------------
Balance, December 31, 1994                       8,803,759      $24,421       $95,608      $7,086         ($2,063)      $125,052
                                                =================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands                                                                             Years Ended December 31
                                                                              --------------------------------------------
                                                                                 1994             1993             1992
                                                                              ----------       ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                      $12,612          $11,573           $9,521
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
  Depreciation, amortization and accretion, net                                   5,357            4,413            2,496
  Provision for loan losses                                                         712              390              650
  Loss (gain) on sales of securities                                                  4             (106)          (1,128)
  Loss (gain) on trading account securities                                         -                207             (310)
  Deferred taxes                                                                    485             (162)              98
Net decrease (increase) in trading account securities                               -            (91,585)           5,334
Decrease (increase) in interest receivable                                       (2,193)          (1,288)           2,376
Decrease (increase) in other assets                                                (446)          (2,713)           1,422
Increase in money orders and similar payment
  instruments outstanding                                                        11,841           10,553            7,998
Increase in accrued expenses and other liabilities                                  643            1,838            3,018
                                                                              ----------       ----------       ----------
    Net cash provided by (used in) operating activities                          29,015          (66,880)          31,475
                                                                              ----------       ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                                    (31,667)         (68,897)         (22,935)
  Proceeds from maturities of securities available for sale                      15,806          103,000            -
  Proceeds from sales of securities available for sale                            3,000            9,957           61,467
  Purchases of securities held to maturity                                      (72,621)        (245,460)        (106,339)
  Proceeds from maturities of securities held to maturity                        67,935          111,068           81,880
  Proceeds from sales of securities held to maturity                              -               12,089           13,364
  Net increase in customer loans                                                (42,721)         (75,340)         (93,264)
  Proceeds from sales of premises and equipment                                     136              106              178
  Payments for purchases of premises and equipment                               (3,864)          (2,472)          (3,124)
                                                                              ----------       ----------       ----------
    Net cash used in investing activities                                       (63,996)        (155,949)         (68,773)
                                                                              ----------       ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                                        3,171           40,072           16,451
  Net increase (decrease) in securities sold
    under agreements to repurchase                                               29,813           21,211           (2,877)
  Net increase (decrease) in federal funds purchased                             (6,700)           1,525           (3,525)
  Advances from the Federal Home Loan Bank                                       11,646           51,687           50,350
  Repayment of advances from the Federal Home Loan Bank                         (10,248)          (6,217)         (15,714)
  Stock options exercised                                                           436              650              218
  Dividends paid                                                                 (5,559)          (5,356)          (5,592)
                                                                              ----------       ----------       ----------
    Net cash provided by financing activities                                    22,559          103,572           39,311
                                                                              ----------       ----------       ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (12,422)        (119,257)           2,013
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  146,937          266,194          264,181
                                                                              ----------       ----------       ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $134,515         $146,937         $266,194
                                                                              ==========       ==========       ==========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Mid-America Bancorp is a bank holding company whose primary subsidiary is Mid-America Bank of Louisville and Trust Company (the Bank). Other subsidiaries include Mid-America Bank, FSB, and Mid-America Money Order Company.

Principles of Consolidation--The consolidated financial statements include the accounts of Mid-America Bancorp and its wholly-owned subsidiaries (the Company). Significant intercompany items have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with current classifications.

Securities Purchased Under Agreements to Resell--The Company obtains possession and/or control through third parties of underlying securities held as collateral for securities purchased under agreements to resell. Collateral for securities purchased under agreements to resell is priced with accrued interest based on the bid price at the end of the day and must exceed the face amount of the security purchased under agreements to resell by a stated margin amount. The Company monitors the prices and margins on a daily basis.

Securities--Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (FASB Statement) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Debt securities are classified as securities held to maturity and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Securities purchased with the intention of recognizing short-term profits are placed in a trading account and are carried at market value with unrealized gains or losses reported in income. Securities not classified as securities held to maturity or trading and which may be sold in response to or in anticipation of changes in interest rates or based on other factors are designated as securities available for sale and are carried at fair value with unrealized gains and losses, net of tax effects, reflected in shareholders' equity. Prior to the adoption of FASB Statement No. 115, securities available for sale were carried at the lower of aggregate cost or fair value. Amortization of premiums and accretion of discounts are recorded on the interest method. The specific identification method is used in determining gains and losses on the sale of securities.

Loans and Interest Income--Loans are reported at the principal balance outstanding, net of unearned income and deferred loan fees. Interest on loans and amortization of unearned income and deferred loan fees, are computed by methods which generally result in level rates of return. Generally, the accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection.

Allowance for Loan Losses--The allowance for loan losses is maintained at a level adequate to absorb estimated potential credit losses. Management determines the adequacy of the allowance based upon reviews of individual credits, evaluation of the risk characteristics of the loan portfolio, including the impact of current economic conditions on the borrowers' ability to repay, past collection and loss experience and such other factors, which, in management's judgement, deserve current recognition. The allowance for loan losses is increased by charges to operating earnings and reduced by charge-offs, net of recoveries.

Premises and Equipment--Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets or lease term, if shorter, on the straight line method.

Other Assets--Included in other assets is real estate acquired in settlement of loans which is carried at the lower of cost or fair value minus estimated disposition costs. Any write-downs at the date of acquisition are charged to the allowance for loan losses. Expenses incurred in maintaining assets, subsequent write-downs to reflect declines in value, and realized gains or losses are reflected in income. The Company also holds real estate for investment purposes. These income producing properties are carried at the lower of cost or net realizable value. Income and expenses, including depreciation, are reflected in other non-interest income.

Income Taxes--The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes", which requires the use of the asset and liability method of accounting for income taxes. The amounts provided for income taxes are based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as measured by the provisions of enacted laws and tax rates. The Company previously followed FASB Statement No. 96, " Accounting for Income Taxes", and adopted FASB Statement No. 109 on a prospective basis in the first quarter of 1993. The implementation of this new accounting standard was not significant to financial condition or results of operations.

Net Income Per Common Share--Net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for the number of shares that would be issued assuming the exercise of stock options.


B. CASH FLOWS

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold, and securities purchased under agreements to resell. Certain activities of the Company, such as the acquisition of property in exchange for release of indebtedness, do not result in cash receipts or payments and, therefore, are not presented in the consolidated statements of cash flows.

During 1994, 1993 and 1992, cash paid for income taxes amounted to $3,769,000, $5,577,000 and $4,107,000, respectively, and cash paid for interest was $34,253,000, $31,002,000 and $36,168,000, respectively. Loans transferred to other assets were $648,000 in 1994, $1,207,000 in 1993, and $3,217,000 in 1992. Securities held to maturity transferred to securities available for sale amounted to $39,468,000 and $60,478,000 in 1993 and 1992, respectively. In 1993, trading account securities of $91,378,000 were transferred to securities available for sale.

C. SECURITIES
The amortized cost and market value of securities held to maturity follows:

In Thousands                                    December 31, 1994                                 December 31, 1993
                                    ---------------------------------------------------------------------------------------------
                                    Amortized      Unrealized          Market       Amortized        Unrealized          Market
                                      Cost      Gains      Losses       Value         Cost        Gains      Losses       Value
                                    ---------------------------------------------------------------------------------------------
U.S. Treasury and
 U.S. government agencies           $189,223       $19      $4,377    $184,865      $174,395        $138        $325    $174,208
States and political subdivisions      7,877        26         238       7,665         2,956         127          --       3,083
Corporate obligations                 16,863        50         418      16,495        33,557         480          13      34,024
Equity securities and other              350        --           1         349        14,188          --          --      14,188
                                    ---------------------------------------------------------------------------------------------
                                    $214,313       $95      $5,034    $209,374      $225,096        $745        $338    $225,503
                                    =============================================================================================

The amortized cost and market value of securities available for sale follows. As a result of adopting FASB Statement No. 115, securities available for sale are carried at market value at December 31, 1994 and at the lower of amortized cost or market value at December 31, 1993.

In Thousands                                    December 31, 1994                                 December 31, 1993
                                    ---------------------------------------------------------------------------------------------
                                    Amortized       Unrealized         Market       Amortized        Unrealized          Market
                                      Cost      Gains      Losses       Value         Cost        Gains      Losses       Value
                                    ---------------------------------------------------------------------------------------------
U.S. Treasury and
 U.S. government agencies           $110,213       $16      $3,190    $107,039      $109,202        $342         $67    $109,477
Corporate obligations                  9,915        --          --       9,915            --          --          --          --
Equity securities                     14,528        --          --      14,528            --          --          --          --
                                    ---------------------------------------------------------------------------------------------
                                    $134,656       $16      $3,190    $131,482      $109,202        $342         $67    $109,477
                                    =============================================================================================

A summary of debt securities at December 31, 1994 based on contractual maturities is shown in the table below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. The weighted average expected maturity of collateralized mortgage obligations was 2 years and 5 months.

In Thousands

                                                              Securities Held to Maturity         Securities Available for Sale
                                                          -----------------------------------   ---------------------------------
                                                          Amortized                  Market     Amortized                Market
                                                            Cost                      Value       Cost                    Value
                                                          -----------------------------------   ---------------------------------
Due within one year                                       $117,291                  $116,019     $52,408                 $52,079
Due after one year through five years                       91,670                    88,181      64,348                  61,725
Due after five years through ten years                       1,406                     1,360         --                      --
Due after ten years                                          3,946                     3,814         --                      --
Collateralized mortgage obligations                            --                        --        3,372                   3,150
                                                          -----------------------------------   ---------------------------------
                                                          $214,313                  $209,374    $120,128                $116,954
                                                          ===================================   =================================

Gross realized gains and losses on the sales of securities were $9,000 and $13,000, respectively, in 1994, $107,000 and $1,000, respectively, in 1993, and $1,183,000 and $55,000, respectively in 1992.

Securities with a book value of $254,993,000 and $253,905,000 at December 31, 1994 and 1993, respectively, were pledged to secure public and trust deposits, repurchase agreements and for other purposes.

D. LOANS
The composition of loans follows:

In Thousands                                          December 31
                                               ---------------------------
                                                  1994           1993
                                               ------------   ------------
Commercial and financial                           $285,316       $250,881
Real estate - construction and development           61,083         59,581
Real estate - mortgage                              291,198        296,870
Consumer                                             61,799         50,236
                                               ------------   ------------
                                                   $699,396       $657,568
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


Nonaccrual and restructured loan balances and income information were as follows:

In Thousands                                      1994           1993           1992
                                               ------------   ------------   ------------
Recorded investment at year-end                      $2,705         $2,695         $4,453
Interest computed at original terms                     208            259            429
Interest recognized                                      47            166            175


The Company is required to adopt FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by FASB Statement No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures", on January 1, 1995. Management does not expect the adoption of this standard to have a significant impact on the Company's financial position or results of operations.


E. ALLOWANCE FOR LOAN LOSSES
Activity in the allowance for loan losses follows:

In Thousands                                           1994           1993           1992
                                             ---------------------------------------------
Balance, January 1                                   $6,578         $6,020         $5,523

Loans charged-off                                      (493)          (576)          (504)
Recoveries                                              248            744            351
                                              ---------------------------------------------
Net (charge-offs) recoveries                           (245)           168           (153)

Provision for loan losses                               712            390            650
                                               ---------------------------------------------
Balance, December 31                                 $7,045         $6,578         $6,020
                                               =============================================





F. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS
A summary of premises and equipment follows:

In Thousands                                              December 31
                                                ------------------------------
                                                  1994                  1993
                                                ------------------------------
Land                                             $4,352                $4,314
Buildings and leasehold improvements             11,744                10,796
Furniture and equipment                          18,715                16,751
                                                ------------------------------
                                                 34,811                31,861
Less accumulated depreciation and amortization   15,713                14,040
                                                ------------------------------
                                                $19,098               $17,821
                                                ==============================


At December 31, 1994, the Company was obligated under long-term noncancelable operating leases covering various premises and equipment. The Company's main office and most branch office lease agreements contain renewal options. Computer equipment leases are cancelable generally within a short period of time and without substantial penalties.

Rental expense, net of insignificant amounts of sublease rental income, was $1,195,000, $1,042,000 and $1,003,000 for 1994, 1993 and 1992, respectively.

Minimum rental commitments under noncancelable leases in future years are as follows:

                                  Year Ended December 31
                                  In Thousands
                                  -----------------------------------------
                                  1995                               $1,020
                                  1996                                  876
                                  1997                                  870
                                  1998                                  833
                                  1999                                  782
                                  Thereafter                          5,150
                                  =========================================





G. INCOME TAXES
The provision for income taxes consists of the following:

In Thousands                      1994              1993              1992
                              ------------      ------------      -------------
Current:
  Federal                        $5,243            $5,373             $4,037
  State                              14                42                (13)
                              ------------      ------------      -------------
                                  5,257             5,415              4,024

Deferred                            485              (162)                98
                              ------------      ------------      -------------
                                 $5,742            $5,253             $4,122
                              ============      ============      =============

The provisions for income taxes in the consolidated statements of income are reconciled to the federal statutory rate as follows:
                                  1994              1993              1992
                              ------------      ------------      -------------
Tax at federal statutory rate     35.0%             35.0%              34.0%
Tax exempt interest income        (3.6)             (3.8)              (5.7)
Non-deductible expenses            1.4               1.1                1.9
Other, net                        (1.5)             (1.1)                --
                              ------------      ------------      -------------
                                  31.3%             31.2%              30.2%
                              ============      ============      =============

Other liabilities include deferred income taxes of $ 486,000 and $131,000 at December 31, 1994 and 1993, respectively. The principal types of basis differences between assets and liabilities for financial reporting and tax return purposes which give rise to deferred taxes relate to the following:


In Thousands                                        1994              1993
                                                ------------      -------------
Deferred tax liabilities:
  Lease accounting                                 $1,033               $497
  Depreciation                                      1,725              1,722
  Other                                               861                676
                                                ------------      -------------
Total deferred tax liabilities                      3,619              2,895
                                                ------------      -------------
Deferred tax assets:
  Allowance for loan losses                         2,567              2,422
  Mark-to-market adjustments                          103                ---
  Deferred compensation                               201                203
  Other                                               262                139
                                                ------------      -------------
Total deferred tax assets                           3,133              2,764
                                                ------------      -------------
Net deferred tax liabilities                         $486               $131
                                                ============      =============

Based upon historical and projected levels of taxable income, management believes it is more likely than not that the Company will realize the income tax benefits of its deductible temporary differences. Accordingly, no valuation allowance for deferred tax assets was recorded at December 31, 1994 and 1993.


H. DEPOSITS

Included in deposits are certificates of deposit and other time deposits in denominations of $100,000 or more in the amounts of $52,956,000 and $31,591,000 at December 31, 1994 and 1993,
respectively, including retail brokered certificates of deposit aggregating approximately $10 million at December 31, 1994.

I.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
The Company enters into sales of securities under agreements to repurchase which are treated as financings. The obligation to repurchase securities sold is reflected as a liability and the assets underlying the agreements remain in the respective securities account.

                                              December 31, 1994
                           -------------------------------------------------------
                                     Asset Sold             Repurchase Liability
                           -----------------------------   -----------------------
                                                                           Weighted
                                                                           Average
Dollars In Thousands         Carrying         Market                       Interest
Maturity/Type of Asset        Amount           Value          Amount        Rate
                           -------------   -------------   -------------   -------
Overnight to 30 Days
  U.S. Treasury and
  government agencies          $210,152        $205,181        $203,975      5.78%


31 to 90 Days
  U.S. Treasury and
  government agencies             9,256           9,126           9,126      5.70
                           -------------   -------------   -------------   -------
                               $219,408        $214,307        $213,101      5.77%
                           =============   =============   =============   =======




J. ADVANCES FROM THE FEDERAL HOME LOAN BANK


The Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and,
accordingly, is eligible to borrow from the FHLB.   The Bank pledges certain
first mortgage loans as collateral for these advances. The aggregate balance in these mortgages must equal 150% of the advances outstanding. Certain information with respect to outstanding advances from the FHLB is summarized below:

Dollars In Thousands
                                                                   December 31, 1994          December 31, 1993
                                                                 --------------------------------------------------
                                                                               Weighted                  Weighted
                                                                                Average                   Average
                                                                               Interest                  Interest
Year of Maturity                                                    Amount       Rate         Amount       Rate
                                                                 --------------------------------------------------
1995                                                                    $581        4.25 %      $1,252        4.25 %
1996                                                                     962        4.55         1,454        4.55
1997                                                                   1,311        4.80         1,733        4.80
1998                                                                   2,963        5.94         3,419        5.94
2000 - 2004                                                           24,340        5.70        27,445        5.72
2005 - 2009                                                           45,119        6.24        42,207        6.08
2010 - 2014                                                            6,228        7.06         2,596        6.98
                                                                  ------------ -----------   ----------- -----------
                                                                     $81,504        6.07 %     $80,106        5.89 %
                                                                  ============ ===========   =========== ===========

Scheduled principal repayments on advances from the FHLB are $6,395,000, $6,067,000, $5,877,000, $8,178,000, and $5,997,000 for 1995 through 1999, respectively, and $48,990,000 thereafter.



K. Employee Benefit Plans
The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and employee's compensation during the ten years of employment prior to retirement. The Company's funding policy is to contribute annually the amount greater than or equal to the funding requirements of ERISA, but not in excess of the maximum deductible limit. Employer contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet:

                       In Thousands                                                                           December 31
                                                                                                      ------------------------
                                                                                                            1994         1993
                                                                                                      ------------------------
                       Actuarial present value of benefit obligations:
                         Accumulated benefit obligation, including vested benefits of
                           $6,284 (1994) and $6,629 (1993)                                                $6,512       $6,832
                                                                                                      ========================
                       Plan assets at market value, primarily debt and equity mutual funds               $10,584      $11,212
                       Projected benefit obligation for service rendered to date                           8,548        9,608
                                                                                                      ------------------------
                       Plan assets in excess of projected benefit obligation                               2,036        1,604
                       Unrecognized net (gain) loss from past experience different from that assumed        (231)         212
                       Unrecognized prior service cost                                                       (60)         202
                       Unrecognized net asset at January 1, 1986 being recognized over
                         approximately 16 years                                                           (1,199)      (1,380)
                                                                                                      ------------------------
                       Prepaid pension cost included in other assets                                        $546         $638
                                                                                                      ========================

Net pension benefit (expense) for 1994, 1993 and 1992 included the following components:

                       In Thousands                                                             Years ended December 31
                                                                                         -------------------------------------
                                                                                               1994         1993         1992
                                                                                         -------------------------------------
                       Service cost-benefits earned during the period                         ($506)       ($464)       ($358)
                       Interest cost on projected benefit obligation                           (655)        (653)        (583)
                       Actual return on plan assets                                            (297)       1,018          887
                       Amortization and deferral - net                                        1,366           18           94
                                                                                         -------------------------------------
                       Net pension income (expense)                                            ($92)        ($81)         $40
                                                                                         =====================================

Discount rates of 8.25 % in 1994 and 7.20 % in 1993 and rates of increases in future compensation levels of 5.00 % in 1994 and 6.0 % in 1993 were used in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.00 % in 1994 and 8.50 % in 1993.

The Company does not have a significant commitment to pay post-retirement or post-employment benefits other than pension benefits.

The Company also sponsors an unfunded non-qualified excess benefit plan covering certain executive officers. The plan has an accrued unfunded accumulated benefit obligation of $627,000 at December 31, 1994. Expenses of the plan were approximately $176,000 in 1994, $135,000 in 1993 and $105,000 in 1992.

The Company also offers a defined contribution employee stock ownership plan. The Company's contribution to this plan was $441,000, $375,000, and $312,000 for 1994, 1993 and 1992, respectively.

The Company has incentive stock option plans under which shares of common stock have been reserved for the granting of stock options to certain key employees of the Company. The plans provide that the option price shall not be less than the fair market value of the stock at the effective date the options are granted, and that the term of the options shall not be more than ten years from the date of the grant. Options granted under the plans are exercisable one year after date of the grant. Shares available for future grants were 216,617 at December 31, 1994.

                                                                                           Shares
                                                                                            Under
                                                                                           Option         Price Range
                                                                                         -------------------------------------
                       Balance at January 1, 1992                                           375,169       $10.31 to    $13.79
                         Granted                                                            162,318       $14.97 to    $16.47
                         Cancelled                                                           (4,439)
                         Exercised                                                          (20,272)      $10.31 to    $12.53
                                                                                           --------
                       Balance at December 31, 1992                                         512,776       $10.31 to    $16.47
                         Granted                                                            210,223       $14.97 to    $19.36
                         Cancelled                                                           (4,774)
                         Exercised                                                          (91,809)      $10.31 to    $14.97
                                                                                           --------
                       Balance at December 31, 1993                                         626,416       $10.31 to    $19.36
                         Granted                                                               ----
                         Cancelled                                                           (2,118)
                         Exercised                                                          (47,077)      $10.31 to    $14.97
                                                                                           --------
                       Balance at December 31, 1994                                         577,221       $10.31 to    $19.36
                                                                                           ========


Common stock received through the exercise of incentive stock options which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as an increase in additional paid-in capital rather than as a reduction of income tax expense. Such optionee sales resulted in a tax benefit to the Company of approximately $ 36,000 in 1994 and $94,000 in 1993.


L. Regulatory Restrictions on Dividends and Cash
Under the Federal Reserve Act, prior approval of the Federal banking authorities is required if dividends declared by the Company's banking subsidiary in any year exceed its net profits for that year, as defined, combined with retained net profits, as defined, for the two preceding years. As of January 1, 1995, the aggregate amount of retained earnings available for distribution to the Company by all subsidiaries without prior approval was approximately $14,200,000. In addition to restrictions on the payment of dividends, the Federal Reserve and the Commonwealth of Kentucky place certain cash reserve requirements on deposits. The reserve requirements, which were $26,703,000 at December 31, 1994, are met by holding a percentage of deposits in vault cash or maintaining a balance directly with the Federal Reserve. The Company was in compliance with all cash reserve requirements at December 31, 1994.

M. Common Stock Dividends
The following table sets forth the Company's stock dividends to common shareholders:


Declaration              Record                   Payable                  Stock Dividend
Date                     Date                     Date                     Percentage
----------               ----------               ----------               ----------
November 21, 1994        December 12, 1994        December 29, 1994             3.0 %
November 15, 1993        December 15, 1993        December 31, 1993             3.0
November 16, 1992        December 16, 1992        December 30, 1992             8.0


Appropriate share and per share information in the consolidated financial statements reflects the adjusted number of shares.




N. COMMITMENTS AND CONTINGENCIES
In the normal course of business, in order to meet the financing needs of customers, the Company has outstanding commitments and contingent liabilities. At December 31, 1994, the Company had $314,755,000 of commitments to extend credit (of which $119,885,000 relates to home equity lines of credit), including standby letters of credit of $ 8,362,000, which are not reflected in the consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evalutes each customers' creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, plant, property and equipment, real estate and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions.

At December 31, 1994, there were various pending legal actions and proceedings in which claims for damages were asserted. In one such matter, the Bank is one of 13 defendants named in a lawsuit filed on December 10, 1993, by Kentucky Central Life Insurance Company (in Rehabilitation) involving certain real estate loans. Management, after discussion with legal counsel concerning the adequacy of the Company's defenses, believes that this and other legal actions will not have a material adverse effect upon the financial condition of the Bank or the Company.

O. OTHER OPERATING EXPENSES

                     In Thousands                                 1994            1993            1992
                                                               -------------------------------------------
                     Operating supplies                            $1,649          $1,319          $1,250
                     Data processing fees                             272             200           1,368
                     Professional fees                                899           1,048             974
                     Taxes-Bank shares, property and other          1,436           1,349           1,265
                     Deposit insurance                              1,642           1,579           1,532
                     Other                                          4,308           3,987           3,690
                                                               -------------------------------------------
                                                                  $10,206          $9,482         $10,079
                                                               ===========================================

P. RELATED PARTY TRANSACTIONS
Loans to directors, executive officers and principal holders of the Company's stock and associates of such persons are presented below:

               In Thousands

               Balance, January 1, 1994                                        $26,004
               New loans                                                        11,194
               Repayments                                                      (12,613)
               Additions for changes in related party group                      1,668
               Reductions for changes in related party group                   (18,400)
                                                                             ----------
               Balance, December 31, 1994                                       $7,853
                                                                             ==========

The above transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other customers in the ordinary course of business.

The Company leases certain office space and purchases services from companies controlled by certain members of the Board of Directors. Amounts paid were approximately $629,000, $936,000 and $947,000 for 1994, 1993 and 1992,
respectively.

Q. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

        In Thousands                                               December 31, 1994             December 31, 1993
                                                                 ---------------------------------------------------
                                                                 Carrying      Fair            Carrying      Fair
                                                                  Amount       Value            Amount       Value
                                                                 ---------------------------------------------------
        Financial assets:
           Cash and short-term investments                       $134,515    $134,515          $146,937    $146,937
           Securities                                             345,795     340,856           334,298     334,980
           Loans                                                  692,351     686,720           650,990     670,935

        Financial liabilities:
           Deposits                                               732,620     728,942           729,449     735,843
           Short-term borrowings                                  218,901     218,901           195,788     195,788
           Advances from the Federal Home Loan Bank                81,504      72,517            80,106      80,239

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

Deposits--The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank--Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments--The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. There are no significant fair value adjustments for commitments. Off-balance-sheet financial instruments are discussed further in Note N.

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

R. Condensed Financial Information - Parent Company Only
Condensed Balance Sheets

                  In Thousands                                                                            December 31
                                                                                                 ------------------------------
                                                                                                     1994             1993
                                                                                                 ------------------------------
                  Assets:
                  Cash on deposit with bank subsidiary                                                 $2,501           $1,140
                  Investment in bank and thrift subsidiaries                                          110,093          105,755
                  Investment in other subsidiaries                                                     13,131           12,560
                  Other assets                                                                             69              182
                                                                                                 ------------------------------
                      Total assets                                                                   $125,794         $119,637
                                                                                                 ==============================
                  Liabilities and shareholders' equity:
                  Other liabilities                                                                      $742              $47
                  Shareholders' equity                                                                125,052          119,590
                                                                                                 ------------------------------
                      Total liabilities and shareholders' equity                                     $125,794         $119,637
                                                                                                 ==============================

Condensed Statements of Income

                  In Thousands                                                                 Years Ended December 31
                                                                                     ------------------------------------------
                                                                                        1994            1993             1992
                                                                                     ------------    -------- -----------------
                  Cash dividends from bank subsidiary                                 $5,800           $4,800          $10,400
                  Other income                                                             1                2                1
                  Other expenses                                                        (217)            (219)            (268)
                                                                                     ------------    -------- -----------------

                  Income before income taxes and equity
                    in earnings of subsidiaries                                        5,584            4,583           10,133
                  Applicable income tax benefit                                           56               72               86
                                                                                     ------------    -------- -----------------

                  Income before equity in earnings of
                    subsidiaries                                                       5,640            4,655           10,219

                  Equity in earnings of subsidiaries                                   6,972            6,918             (698)
                                                                                     ------------    -------- -----------------
                  Net income                                                         $12,612          $11,573           $9,521
                                                                                     ============    ======== =================

Condensed Statements of Cash Flows

In Thousands                                                                                 Years Ended December 31
                                                                                    -----------------------------------------
                                                                                        1994            1993            1992
                                                                                    -----------------------------------------
Cash flows from operating activities:
Net income                                                                           $12,612         $11,573          $9,521
Adjustment to reconcile net income to net cash
  from operating activities:
   Equity in earnings of subsidiaries                                                 (6,972)         (6,918)            698
(Increase) decrease in other assets                                                      113             279            (362)
Increase (decrease) in other liabilities                                                 731            (740)            708
                                                                                    -----------------------------------------
    Net cash provided by operating activities                                          6,484           4,194          10,565
                                                                                    -----------------------------------------

Cash flows from investing activities:
  Investment in subsidiaries                                                           --             (3,750)           (450)
                                                                                    -----------------------------------------
    Net cash used in investing activities                                              --             (3,750)           (450)
                                                                                    -----------------------------------------

Cash flows from financing activities:
  Dividends paid                                                                      (5,559)         (5,356)         (5,592)
  Issuance of common stock                                                               436             650             218
                                                                                    -----------------------------------------
    Net cash used in financing activities                                             (5,123)         (4,706)         (5,374)
                                                                                    -----------------------------------------
Net increase (decrease) in cash and cash equivalents                                   1,361          (4,262)          4,741
Cash and cash equivalents at beginning of year                                         1,140           5,402             661
                                                                                    -----------------------------------------
Cash and cash equivalents at end of year                                              $2,501          $1,140          $5,402
                                                                                    =========================================