Form 10-K, Exhibit 13
period 1995-12-31
MID AMERICA BANCORP/KY/
filed 1996-03-29
CIK 711083

Comparative Summary

Dollars In Thousands, Except Per Share Amounts             1995        1994        1993
                                                           -----------------------------------
AT YEAR END
 Total assets                                              $1,313,987  $1,213,990  $1,169,023
 Total deposits                                               784,957     732,620     729,449
 Loans, net of unearned income                                748,565     699,396     657,568
 Total shareholders' equity                                   132,950     125,052     119,590

FOR THE YEAR
 Net income                                                    $8,066     $12,612     $11,573
 Cash dividends declared                                       $5,741      $5,559      $5,356
 Weighted average shares outstanding                            9,211       9,168       9,078


PER SHARE DATA
 Book value                                                    $14.62      $13.79      $13.24
 Market value                                                   18.00       16.50       16.75
 Cash dividends declared                                         0.65        0.65        0.65
 Net income                                                      0.88        1.38        1.27

SELECTED RATIOS
 Return on average total assets                                  0.69%       1.11%       1.11%
 Return on average shareholders' equity                          6.26       10.36       10.00
 Cash dividend payout ratio                                     71.71       44.44       46.75
 Average shareholders' equity to average total assets           10.99       10.71       11.09
 Allowance for loan losses to loans, net of unearned income      1.25        1.01        1.00

               MANAGEMENT'S DISCUSSION and ANALYSIS

                                OF

          FINANCIAL CONDITION and RESULTS OF OPERATIONS


     This discussion analyzes the results of operations and financial condition for Mid-America Bancorp and subsidiaries (the Company), including its primary subsidiary, Mid-America Bank of Louisville and Trust Company (the Bank). It should be read in conjunction with the consolidated financial statements and related notes presented on pages 27 to 44.

1995 COMPARED TO 1994

     Net income for 1995 was $8,066,000 or $.88 per share compared with $12,612,000 or $1.38 per share for 1994. The decrease in 1995 was attributed primarily to an increase in the provision for loan losses from $712,000 in 1994 to $6,047,000 in 1995. This increased provision for loan losses related primarily to non-performing loans to a Louisville-based real estate development firm. For 1995, return on average total assets (ROA) was .69% and return on average equity (ROE) was 6.26%, compared with 1994 when the ROA was 1.11% and ROE was 10.36%. The discussion that follows explains in more detail the factors affecting 1995 operating results and changes in financial condition.


NET INTEREST INCOME

     Net interest income is the difference between interest income on earning assets and the interest expense incurred for funding sources used to support earning assets. Earning assets include primarily loans and securities. The primary sources used to fund these assets include deposits, purchased and borrowed funds, and capital. The net interest spread is the difference between the average rate of interest earned on earning assets on a tax equivalent basis and the average rate of interest expensed on interest bearing liabilities. The net yield on earning assets is net interest income on a tax equivalent basis as a percent of the average balance of earning assets. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page 20.

     In 1995, net interest income on a tax equivalent basis increased $3,358,000 to $49,413,000. Net interest income was favorably impacted by increases in average earning assets and higher average interest rates. The average yield on earning assets increased from 7.60% in 1994 to 8.45% in 1995, with a similar increase in the average rate on interest bearing liabilities from 3.94% in 1994 to 4.84% in 1995. The shift to higher interest rates, interacting with the timing of repricing and the shift in composition of earning assets and interest bearing liabilities during the year, resulted in a net interest spread of 3.61% in 1995 compared to 3.66% in 1994. The net yield on earning assets increased in 1995 to 4.54% compared to 4.34% in 1994. The average prime rate in 1995 was 8.83% compared to 7.14% in 1994.

     Average earning assets increased approximately $28 million or 2.7% in 1995 to $1,087,347,000. The increase was centered in loans, which increased approximately $29 million or 4.2% to $707,898,000. Also there was a slight increase in the average securities portfolio of approximately $6 million. Changes in the composition and amounts of earning assets arose in part from management's response to the interest rate environment in 1995, where such changes were necessary to maintain a proper match among assets and liabilities, while increasing the yield on investable funds.

     The growth in average earning assets was supported by a $6.6 million increase in average interest bearing deposits and increases in non-interest bearing sources of funds, primarily money orders and similar payment instruments outstanding and demand deposits, of $27.9 million. Average advances from the Federal Home Loan Bank decreased approximately $4 million as no new advances were taken in 1995. Securities sold under agreements to repurchase, a short-term higher yielding collateralized instrument used by customers with large amounts of investable funds, decreased 2% in 1995, while continuing to be a significant funding source. Non-interest bearing deposits, other liabilities and capital were 27% of earning assets in 1995 compared to 24.5% in 1994.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page 21.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

     The provision for loan losses was $6,047,000 in 1995 compared to $712,000 for 1994. During 1995, the Company had net charge-offs of $3,774,000, compared to $245,000 in 1994, and an increase in the level of non-performing loans. During the third quarter of 1995, the Company recorded a provision for loan losses of $5.7 million attributed primarily to losses associated with loans totaling approximately $14.8 million to a Louisville-based real estate development firm. These loans were classified by management as impaired and non-accrual and adjusted to fair value based on appraisals of the underlying real estate collateral. During 1995, charge-offs related to these loans aggregated $2.9 million, and the allowance for loan losses related to the remaining carrying value of these impaired loans of $11.9 million, was approximately $1.4 million at December 31, 1995.

     The allowance for loan losses is maintained at a level sufficient to absorb estimated probable credit losses in the loan portfolio, considering non-performing loans and overall economic conditions. In evaluating the allowance for loan losses, management considers its evaluation of the risk characteristics of the loan portfolio, including the impact of current economic conditions on the borrowers' ability to repay, past collection experience and such other factors which, in management's judgement, deserve current recognition. At December 31, 1995, the allowance for loan losses was 1.25% of loans outstanding compared to 1.01% at the end of 1994.

ALLOWANCE FOR LOAN LOSSES

Dollars In Thousands                                      1995     1994     1993
                                                          ---------------------------
Balance, January 1                                          $7,045   $6,578   $6,020
Provision for loan losses                                    6,047      712      390
Net loan (charge-offs) recoveries                           (3,774)    (245)     168

                                                          ---------------------------
Balance, December 31                                         9,318    7,045    6,578
                                                          ===========================


Average loans                                             $707,898 $679,100 $615,070
Loans at year-end                                          748,565  699,396  657,568
Non-performing and restructured loans at year-end           15,143    3,511    3,872
Impaired loans at year end (1)                              14,328                   -
Provision for loan losses to average loans                    0.85%    0.10%    0.06%
Net charge-offs (recoveries) to average loans                 0.53     0.04    (0.03)
Allowance for loan losses to average loans                    1.32     1.04     1.07
Allowance for loan losses to year-end loans                   1.25     1.01     1.00

(1) Impaired loan designation not required prior to 1995.              0.00



     Excluding the problem real estate development loans and their related allowance for loan losses mentioned above, non-performing loans were $3.2 million and the allowance for loan losses was 1.08% of loans at December 31, 1995, with such remaining amounts reflective of the Company's historically favorable asset quality.

     During 1995, the growth in the loan portfolio was primarily in the commercial and financial loan category. While these loans are generally larger, the Company limits its risk exposure for these, as well as other categories of loans, by following conservative underwriting practices. The Company's aggregate net losses for these types of loans over the last 5 years have been less than $700,000. Real estate construction and development loans have remained near the same level as last year, while the underlying loan composition in this category has become more diversified between residential and commercial properties.

     On January 1, 1995, the Company adopted FASB Statement No. 114, "Accounting By Creditors for Impairment of a Loan," as amended by FASB Statement No. 118, "Accounting By Creditors for Impairment of a Loan - Income Recognition and Disclosures." Under these standards, a loan is impaired when it is probable that the creditor will be unable to collect contractual interest and principal according to the terms of the loan agreement. FASB Statement No. 114 requires that the value of impaired loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. When adopted, applying provisions of these new accounting standards did not require an increase in the allowance for loan losses and was otherwise not significant. The table on page 10 is a summary of the Company's loan loss experience for each of the last three years.

NON-INTEREST INCOME

     Non-interest income decreased $408,000 or 3.5% in 1995 compared to 1994. Non-interest income includes the Company's fee related revenues, which are the primary source of sustainable non-interest income. Also included are securities losses which are not recurring in nature.

     Money order fees were $3.9 million, an increase of $524,000 or 15.7% compared to 1994. During 1995, the agent base of Mid-America Money Order Company (MOC), a wholly-owned subsidiary, located throughout the United States and Puerto Rico, increased 16% to 3306 agent sites, which contributed to the 27% increase in items issued. MOC provides the Company with a unique source of non-interest income, as well as a non-interest bearing source of funds, which averaged approximately $55 million for 1995. MOC had net income of $826,000 in 1995, compared to $562,000 in 1994, with such increase attributed to increased fee revenue and increased interest income. In December 1995, MOC was notified that Western Union Financial Services, Inc., would exercise its contractual option to purchase from MOC that part of the money order business under a Program Agreement entered into between the parties in 1992. Under that Agreement, many Western Union outlets signed up with MOC as "Program Agents" to sell MOC money orders under the Western Union label. The purchase of this business by Western Union involves approximately one-third of MOC's agent base and volume. However, the Company does not expect the profit level of MOC to decline in the same proportion as the lost volume because this portion of the agent base accounts for the lowest margin business in the MOC portfolio and the sale will result in some cost reductions. The purchase price for this business is based on a contractual formula for the average items sold during the 12 month period preceding the closing of the sale, plus the remaining book value of the equipment used by the Program Agents. The sale is expected to close in the first half of 1996, at which time the Company expects to realize a pre-tax gain of between $1.4 million and $1.6 million.

     Service charges on deposits, the largest component of non-interest income, were $4.5 million in 1995, down 1.4% from 1994. During 1995, the Company had an increase in the number of transaction and savings accounts, however most of the increase related to packaged and fixed fee accounts which generally generate lower fees per account.


     Trust income in total declined 14.5% in 1995 when compared to 1994. Personal and corporate trust revenues increased 7.8% in 1995 as business development activities have started to yield new customers. The stock transfer portion of trust income declined 43% to $281,000 in 1995 due to a declining customer base and the absence of non-recurring special project fees that were realized in 1994.

     In December 1995, the Company realized a loss of $636,000 on the sale of approximately $90 million of its available for sale securities. The proceeds from these sales were reinvested in securities that extended the overall life and rate of return of the securities portfolio. Other sales during the year added net losses of $29,000. There are no other individually significant components of other non-interest income and such components did not fluctuate significantly between 1995 and 1994.
OTHER OPERATING EXPENSES

     Other operating expenses increased $4,252,000 or 11.3% to $41,844,000 from $37,592,000 in 1994. This increase was primarily associated with increases in personnel costs, expenses related to technology improvements and maintenance, expenses related to facilities remodeling and expansion, and expenses related to the non-performing real estate development loans discussed previously.

     Salaries and benefits increased $1,751,000 or 8.5% to $22,289,000. This increase was attributed to several factors, including annual salary adjustments that were effective at the beginning of the year, an increase in average full-time equivalent employees from 639 in 1994 to 648 in 1995, and the addition of several senior commercial and real estate lending officers and a new chief executive officer in the fourth quarter of 1995. A decline in a portion of salaries and benefits in 1995 of approximately $350,000 related to management bonuses in 1994 and the absence of such bonuses in 1995. Another factor influencing salaries and benefits was an increase in health insurance costs of approximately $405,000 due to higher claim levels.

     Occupancy and furniture and equipment expenses both increased in 1995 compared to 1994. Occupancy expense, up $349,000 or 13.3% in 1995, was impacted primarily by increased rent expense related to expanded space at the Company's main office facility, and at the money order company subsidiary's office location, and increased amortization and maintenance expenses associated with leasehold improvements at these locations. Furniture and equipment expenses increased $633,000 or 15% in 1995 compared to 1994. The increased furniture and equipment expenses reflect increased depreciation and routine maintenance associated with technology equipment additions/upgrades and additional money order equipment.

     The other expenses category of other operating expenses includes printing and supplies, professional fees, taxes other than income taxes, deposit insurance and other expenses. Other operating expenses increased $1.5 million or 14.9% in 1995 compared to 1994. Printing and supplies expenses increased $431,000 in 1995 compared to 1994, with approximately $300,000 of the increase related to the money order company subsidiary forms and other supplies usage that accompanied the sales volume increase. Professional fees increased $654,000 in 1995 compared to 1994, with $500,000 of the increase attributed to legal fees associated with the non-performing real estate development loan situation previously discussed. Deposit insurance costs declined $794,000 in 1995 compared to 1994 as the FDIC decreased the rate of deposit insurance during 1995. Other expenses, which increased approximately $1.3 million in 1995 compared to 1994, included increased advertising and marketing expenses ($108,000), increased donations ($336,000), money order company subsidiary collection losses ($215,000) and expenses related to certain legal matters ($500,000).

INCOME TAXES

     The effective tax rates were 29.5%, 31.3% and 31.2%, for 1995, 1994, and 1993, respectively. The difference between the statutory and the effective tax rates was principally attributable to the tax-exempt status of interest income on obligations of states and political subdivisions and certain loans. In 1995, these tax free sources of income were a larger proportion of the reduced level of income before tax and caused the lower effective tax rate.

     The Company adopted FASB Statement No. 109, "Accounting for Income Taxes", prospectively in the first quarter of 1993. The implementation of this accounting standard was not significant to the Company's financial condition or results of operations for 1993.


BALANCE SHEET

     Total assets were $1,313,987,000 at December 31, 1995, compared with $1,213,990,000 one year ago. Total assets averaged $1,171,729,000 during 1995, an increase of approximately $35 million, or 3.1%. Average earning assets increased approximately $28 million or 2.7% to $1,087,347,000 in 1995. Increased loan volume accounted for a substantial portion of the increase in earning assets.

SECURITIES

     The Company's securities portfolio includes obligations of the U.S. Government and its agencies, obligations of various states and political subdivisions, corporate debt securities, collateralized mortgage obligations (CMOs), and equity securities which are comprised of Federal Reserve Bank and Federal Home Loan Bank stock. At December 31, 1995, securities available for sale totaled $292,374,000. These securities had unrealized holding gains during 1995 of approximately $8.1 million that resulted in an increase in shareholders' equity of approximately $5.3 million on a net of tax basis. The CMOs in the portfolio, primarily Planned Amortization Class CMOs, aggregate approximately $14 million and have an estimated weighted average life of 3.4 years. The cash flow for these CMOs is relatively predictable.

     Securities classified as held to maturity were $69,326,000 at December 31, 1995 and had net unrealized gains of $440,000. These securities, with a weighted average life of 0.46 years, were purchased with the intent to hold to maturity.

     FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", was adopted by the Company on January
1, 1994.  The principal effect of adoption of FASB Statement No.
115 was that debt securities classified as available for sale are reported at fair value, with unrealized net gains or losses excluded from earnings and reported as a separate component of shareholders' equity, on a net of tax basis. Securities held to maturity are reported at amortized cost. In December 1995, a one-time reassessment of the Company's classification of securities was undertaken, as permitted by the Financial Accounting Standards Board's special report related to implementation of FASB Statement
No. 115. In connection with that reassessment, the Company transferred securities held to maturity with an amortized cost of $146,022,000 to securities available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors. At the date of transfer, December 1, 1995, the securities held to maturity had net unrealized gains of $2,422,000. See Note C of the consolidated financial statements on page 33 for gross unrealized gain and loss information.

     The securities portfolio is utilized for pledging requirements on certain borrowing and public and fiduciary deposits, and provides liquidity from scheduled maturities.

     The Company's securities portfolio is considered to be high grade. U.S. Treasury and agency obligations were 84.7% of the securities portfolio at December 31, 1995. Direct obligations of the U.S. Government are full faith and credit obligations of the federal government. Issues of federal agencies are also directly guaranteed or sponsored by the United States. Risks associated with obligations of states and political subdivisions and corporate securities in the portfolio are minimized through the purchase of high quality securities and the avoidance of concentrations with any single issuer. At December 31, 1995, the largest percentage of tax exempt securities held were issued by Kentucky municipalities. Rated state and political obligations are rated "A-" or better and corporate investments have a "A-" rating or better.

LOANS

     Total loans and leases, net of unearned income, were $748,565,000 at December 31, 1995, an increase of approximately $49 million or 7% compared to December 31, 1994. Average loans increased approximately $29 million or 4.2%, to $707,898,000 in 1995 from $679,100,000 in 1994.

     The loan portfolio continues to be concentrated in residential real estate mortgage loans and commercial and financial loans.
Real estate mortgage loans were $284,074,000 at December 31, 1995, down approximately 2.5% from a year ago. The Company has been a market leader in home equity financing which contributes to this concentration in the loan portfolio. Real estate mortgages are principally in the metropolitan Louisville, Kentucky area. Unlike other regions of the United States, this market has not experienced significant inflation or deflation in real estate prices.

     Commercial and financial loans increased $46 million to $345,167,000, as the Company continued to emphasize lending to businesses in the community. The significant categories of commercial and financial borrowers are health services, religious organizations and bank holding companies.

     During 1995, construction and development loans increased less than 1% to $61,398,000. These loans are principally for the development of residential housing tracts, office buildings and shopping centers.

     The Company has no foreign loans and lends principally within its metropolitan area.

NON-PERFORMING and RESTRUCTURED ASSETS

NON-PERFORMING AND RESTRUCTURED ASSETS

Dollars In Thousands                                                     December 31
                                                       ---------------------------------------------
                                                       1995     1994     1993     1992     1991
                                                          ------   ------   ------   ------   --------
Loans accounted for on a non-accrual basis              $14,301   $2,705   $2,695   $4,453   $2,006
Loans restructured as to principal or interest           ---      ---      ---      ---       1,931
Loans contractually past due ninety days or more
  as to interest or principal payments                      842      806    1,177    1,376    1,119
                                                          ------   ------   ------   ------   --------
    Total non-performing and restructured loans          15,143    3,511    3,872    5,829    5,056
Other real estate held for sale                           1,085    2,385    2,970    3,561    3,292
                                                          ------   ------   ------   ------   --------
    Total non-performing and restructured assets        $16,228   $5,896   $6,842   $9,390   $8,348
                                                         ======   ======   ======   ======   ======
Non-performing and restructured loans to total loans       2.02%    0.50%    0.59%    1.00%    1.02%
Non-performing and restructured assets to total assets     1.24     0.49     0.59     0.90     0.85
Allowance for loan losses to non-performing and
  restructured loans                                      61.53   200.66   169.89   103.28   109.24

In 1995, loans classified as impaired aggregated $14,328,000 and included non-accrual loans of $14,301,000 and other loans of $27,000.





     Non-performing assets include non-accrual and restructured loans, loans 90 days or more past due and other real estate held for sale. At December 31, 1995, non-performing assets totaled $16,228,000 compared with $5,896,000 at December 31, 1994.
Information with respect to non-performing loans and assets is presented in the table above.

     The accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or generally when a default of interest or principal has existed for 90 days or more, unless the loan is fully secured and in the process of collection. At December 31, 1995, there were loans for which payments were current or less than 90 days past due where borrowers are currently experiencing financial difficulties. These potential problem loans amounting to approximately $12.7 million are subject to management review and are considered in determining the adequacy of the allowance for loan losses.

     In 1995, the level of non-performing and restructured loans increased to approximately $15.1 million and at the end of 1995 these loans were 2.02% of total loans. Of these non-performing loans, $14.3 million are classified as impaired. Problem loans to the previously mentioned Louisville-based real estate development firm of $11.9 million are included in non-accrual and impaired loans. The carrying value of these loans has been adjusted based on recent (third quarter 1995) appraisals of the underlying collateral for these loans. The borrower is in the process of reorganizing pursuant to Chapter 11 of the Bankruptcy Code and the Company is pursuing its right to obtain title to the properties collateralizing these loans. These properties are in desirable locations and in various stages of development. Management intends to provide for the orderly development and marketing of these properties in a manner designed to maximize the value thereof to the Company.


     Management has carefully evaluated its risk, including consideration of underlying collateral values based on current market conditions, with respect to non-accrual loans, loans past due 90 days or more, and potential problem loans.

     Other real estate held for sale decreased $1,300,000 to $1.1 million at December 31, 1995. During 1995, other real estate acquired in settlement of loans aggregated $158,000 and sales of other real estate aggregated $1.6 million.

DEPOSITS

     Total deposits increased approximately $52 million to $784,957,000 on December 31, 1995, compared to $732,620,000 at
December 31, 1994. Deposits also increased in the aggregate on an average basis during the year, increasing approximately $10 million compared to 1994, to $745,387,000. Average interest bearing deposits for the year increased slightly from $639,573,000 to $646,180,000. During 1995, there was a continued shift of interest bearing demand deposits and savings deposits to higher rate time deposits. Average non-interest bearing deposits increased 3.8% to $99,207,000. Large certificates of deposit on an average basis increased approximately $31 million to $61,970,000 at December 31, 1995, from $31,272,000 at December 31, 1994. Included in large certificates of deposit at December 31, 1995 and 1994 are retail brokered certificates of deposit of approximately $10 million issued in June 1994.

ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Federal Home Loan Bank advances decreased during 1995 from
$81,504,000 to $75,109,000 as no new advances were used during 1995. The Company has historically used this source of fixed rate funds to match its fixed rate mortgage loan products.

MONEY ORDERS AND SIMILAR PAYMENT INSTRUMENTS OUTSTANDING

     Money orders and similar payment instruments outstanding at December 31, 1995 increased approximately $32 million compared to 1994. MOC's agent base and wider acceptance of its gift certificate program contributed to the increase in this source of non-interest bearing funds. On an average basis, these items increased approximately $22 million to $55 million in 1995 compared to 1994. Refer to discussion of MOC under "Non-interest Income" on page 11.

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

     The Company began using interest rate swap contracts as part of its overall asset/liability management process during 1995. Interest rate swaps are agreements with a counterparty to exchange periodic interest payments that are calculated on a notional principal amount. At December 31, 1995, the Company had interest rate swap contracts with notional amounts totaling $100 million, with a weighted average maturity of 3.81 years. Under these contracts the Company pays the floating prime rate, 8.50% at December 31, 1995, and receives a weighted average fixed rate of 8.728%.

     The interest sensitivity of the Company's earning assets and interest bearing liabilities at December 31, 1995 is shown on the table on page 19. This gap table reflects the rate sensitive position at the end of the year and is not necessarily reflective of positions throughout the year. The carrying amount of interest sensitive assets and liabilities and the notional amounts of interest rate swaps are presented in the periods in which they next reprice to market rates or mature. Variable rate assets and liabilities are distributed based on the repricing frequency of the instrument. In managing interest sensitivity, the Company measures non-maturity deposits based on historical deposit relationships to changes in market interest rates. Accordingly, the gap table presents 30% of interest bearing demand and 20% of savings deposits in the 0 to 90 Days category with the remainder in the over 5 Years category. The cumulative positive gap position in the less than one year category of 6.76% at December 31, 1995 has been reduced from 15.92% at the end of last year as management has used on and off-balance-sheet management methods to reduce the Company's exposure to interest rate changes.

     Gap alone does not accurately measure the magnitude of change in net interest income, since changes in interest rates do not occur simultaneously or equally to all assets or liabilities in a category. Management supplements traditional gap analyses with computer simulation modeling to estimate the financial impact of rate changes.

SHAREHOLDERS' EQUITY

     Shareholders' equity increased $7,898,000 to $132,950,000 at December 31, 1995. Average shareholders' equity increased $7,083,000 to $128,788,000 and was 10.99% of average total assets for 1995, which compares favorably to the Company's peer group. The Company's primary source of capital is net income, net of dividends paid. The Company also benefitted from the appreciation of its available for sale securities, which contributed $5,250,000 to the increase in shareholders' equity during 1995.

     Regulators monitor capital adequacy under risk based capital guidelines which place assets and certain off-balance-sheet activities in various categories of risk with varying weights. Also, a minimum leverage ratio, based on shareholders' equity as a percentage of total assets, is required. As of December 31, 1995 and 1994, the Company's capital ratios and the required minimums are as follows:

                                --------------------------------------
                                        December 31 Minimum
                                1995      1994      Requirement
                                --------------------------------------
Total risk-based capital ratio     15.97%    17.37%     8.00%
Tier I risk-based capital ratio    14.90%    16.45%     4.00%
Leverage ratio                      9.86%    10.45%     3.00%
----------------------------------------------------------------------

LIQUIDITY MANAGEMENT

     Liquidity management represents the Company's ability to generate cash or otherwise obtain funds at a reasonable price to satisfy commitments to borrowers as well as the demands of depositors. Funds are available from a number of sources, including the securities portfolio, the core deposit base and the ability to attract large deposits and repurchase agreements. The Company's temporary investments, which include federal funds sold, securities purchased under agreements to resell and securities maturing within one year, are approximately 18% of total assets. Temporary investments are approximately 82% of volatile liabilities, which consist of federal funds purchased, securities sold under agreements to repurchase and large certificates of deposit. The Company's volatile liability dependence ratio, a measure of volatile liabilities, net of temporary investments, supporting loans and the securities portfolio has averaged approximately 2.5% during 1995. In the opinion of management, incremental funding sources are sufficient to meet known or reasonably anticipated funding requirements.

     During 1995, financing and operating activities adequately supported the investing activities of the Company. Investing activities, primarily loans to customers and securities transactions have been funded by increased deposits and securities sold under agreements to repurchase and operating activities, including net income and increases in money orders and similar payment instruments outstanding.

     The liquidity of the holding company is impacted primarily by the ability of its principal subsidiary, the Bank, to pay dividends. During 1995, the Bank paid $6.0 million in dividends to the parent holding company. Certain regulatory restrictions limit the amount of dividends the Bank may pay. Additional information about these restrictions is in Note L to the consolidated financial statements on page 39.


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     During 1995, the Financial Accounting Standards Board issued FASB Statement No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company in 1996. The Statement introduces the use of a new fair value based method of accounting for stock-based compensation arrangements, but permits companies to retain the current intrinsic value based method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value based method of accounting, compensation expense would be recognized for stock options and other equity instruments granted to employees based upon fair value at the grant date. The intrinsic value based method prescribed by APB Opinion No. 25 recognizes compensation cost for stock options when the option price is less than the market value of the underlying stock on the grant date. Companies that do not follow the new fair value method will be required to provide expanded disclosures of net income and earnings per share as if they had adopted the fair value accounting method. The Company intends to continue using the intrinsic value based method and will provide expanded disclosure related to the fair value method of accounting for stock-based compensation in the future years.

     During 1995, the Financial Accounting Standards Board issued FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which is effective in 1996. The Statement requires that long-lived assets to be held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and recognize an impairment loss if the sum of the expected future cash flows is less than the carrying value of the asset. The loss to be recognized is based upon the fair value of the asset. Assets to be disposed will be reported at the lower of the carrying amount or fair value less cost to sell. Management does not expect the adoption of FASB Statement No. 121 to have a significant effect on the Company's financial position or results of operations.


1994 COMPARED TO 1993

     Net income for 1994 was $12,612,000 or $1.38 per share compared to $11,573,000 or $1.27 per share for 1993. This increase was primarily due to an increase in net interest income. For 1994, ROA was 1.11% and ROE was 10.36%, compared to 1993 when the ROA was 1.11% and ROE was 10.00%.

NET INTEREST INCOME

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

     The growth in average earning assets was achieved despite a minor increase in average deposits. Average advances from the Federal Home Loan Bank increased $24 million. Securities sold under agreements to repurchase increased $52 million. Non-interest bearing liabilities, which include outstanding money orders and similar payment instruments, continued to increase in 1994 and provided support for earning asset growth. Non-interest bearing deposits and capital were 20.5% of earning assets in 1994 compared to 21.1% in 1993.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page 21.



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

NON-INTEREST INCOME

     Non-interest income increased $657,000 or 6% in 1994 compared to 1993. Trust Department income was relatively flat in 1994 compared to 1993, despite increased fees for special services in the stock transfer area during 1993. The year 1994 was favorably impacted by the fee revenues associated with a 4% increase in trust assets under management. Service charges on deposit accounts decreased 3.3% in 1994 compared to 1993. This decline, related primarily to checking account service charges, results from new and more competitively priced retail deposit products which have attracted new depositors as well as conversions of existing accounts from higher priced deposit products. Money order fees increased from $2,553,000 in 1993 to $3,333,000 in 1994, an increase of 30.6%. This increase was due to the increased sales volume of the money order subsidiary. By year end 1994, the money order subsidiary operated in all 50 states, through a network of approximately 2,800 agents. There was a continuing increase in the monthly volume of money order sales throughout 1994. Securities and trading account activity resulted in a net loss of $4,000 in 1994 compared to a net loss of $101,000 in 1993. There were no significant fluctuations between 1994 and 1993 in the several components of other non-interest income.

OTHER OPERATING EXPENSES

     Other operating expenses increased $3,316,000 or 9.7% to $37,592,000 from $34,276,000 in 1993. This increase was primarily associated with increases in personnel costs, expenses related to technology improvements and maintenance, and expenses related to facilities remodeling and expansion.

     Salaries and benefits increased $2,112,000 or 11.5% to $20,538,000. The increase in salaries and benefits was attributed to several factors, including annual salary adjustments which averaged approximately 7.5%, a full year's cost for the management and staffing additions and upgrades that occurred throughout the latter half of 1993, and an increase in average full-time employees from 626 to 639. The increase in the employee base was related to support of operations, technology enhancements, credit analysis, customer service and business development activities.

     Occupancy and furniture and equipment expenses both increased in 1994 compared to 1993. Occupancy expense, up 8.7% in 1994, was impacted primarily by increased rent expense related to additional space at the main office facility, additional depreciation related to the subsidiary Savings Bank's facility, opened in December 1993, and improvements at several branches. Furniture and equipment expenses increased 6.9% in 1994 compared to 1993. The increased furniture and equipment expenses reflect increased depreciation for technology equipment additions/upgrades in 1993 and 1994 and depreciation on additional money order equipment. Equipment maintenance expenses were similarly impacted by new technology equipment and additional money order equipment.

     The other expenses category of other operating expenses includes operating supplies, professional fees, taxes other than income taxes, deposit insurance and other expenses. Generally, the expanded level of activity throughout the Bank and at the money order subsidiary caused the 7.6% increase in these expenses in 1994 compared to 1993. There were no significant unusual items in these expense categories in 1994.

INTEREST RATE SENSITIVITY ANALYSIS

Dollars In Thousands                                                                     Non-interest
December 31, 1995                           0-90     91-180   181-365  1-5      Over 5   Bearing
                                            Days     Days     Days     Years    Years    Funds    Total
                                             -------- -------- -------- -------- -------- -------- -----------
Assets
  Loans, net of unearned income             $400,169  $25,411  $23,643 $148,566 $136,475  $14,301   $748,565
  Securities                                  88,668   17,544   15,420  216,377   23,691             361,700
  Federal funds sold                          38,200                                                  38,200
  Securities purchased under
     agreements to resell                     75,000                                                  75,000
  Other assets                                                                             90,522     90,522
                                             -------- -------- -------- -------- -------- -------- -----------
    Total assets                             602,037   42,955   39,063  364,943  160,166  104,823  1,313,987
                                             -------- -------- -------- -------- -------- -------- -----------
Sources of Funds
  Deposits:
    Demand deposits                           61,085                             142,527  132,931    336,543
    Savings deposits                          14,864               614            59,733        0     75,211
    Time deposits                             50,231   44,674   87,436  177,979   12,883        0    373,203
  Securities sold under
    agreements to repurchase                 227,166                                                 227,166
  Federal funds purchased                      3,050                                                   3,050
  Advances from the Federal Home
    Loan Bank                                  1,507    1,528    3,032   26,618   42,424              75,109
  Other liabilities                                                                        90,755     90,755
  Shareholders' equity                                                                    132,950    132,950
                                             -------- -------- -------- -------- -------- -------- -----------
    Total sources of funds                   357,903   46,202   91,082  204,597  257,567  356,636  1,313,987
                                             -------- -------- -------- -------- -------- -------- -----------
    Asset / liability gap                    244,134   (3,247) (52,019) 160,346  (97,401)(251,813)
                                             -------- -------- -------- -------- -------- -----------
    Interest rate swap contracts affecting
       interest rate sensitivity            (100,000)
                                             -------- -------- -------- -------- -------- -----------
    Interest sensitivity gap                 144,134   (3,247) (52,019) 160,346  (97,401)(251,813)
                                             -------- -------- -------- -------- -------- -----------
    Cumulative interest sensitivity gap     $144,134 $140,887  $88,868 $249,214 $151,813
                                             ======== ======== ======== ======== ========
Cumulative interest sensitivity gap
  as a percent of total assets                 10.97%   10.72%    6.76%   18.97%   11.55%

Rate-sensitive assets to rate-
  sensitive liabilities                        1.40x    0.93x    0.43x    1.78x    0.62x


AVERAGE BALANCES AND YIELDS/RATES TAX EQUIVALENT BASIS

Dollars In Thousands                                 1995                          1994                          1993
                                         ----------------------------- ----------------------------- ------------------------------
                                          Average             Yields/   Average             Yields/   Average              Yields/
                                         Balance     Interest Rates    Balance     Interest Rates    Balance     Interest  Rates
                                         ----------- -------- -------- ----------- -------- -------- ----------- --------- --------
EARNING ASSETS:
   Securities:
    U.S. Treasury and
     government agencies                   $259,137  $13,903     5.36%   $260,077  $11,301     4.32%   $191,492    $8,131     4.25%
    States and political
     subdivisions                            11,742      958     8.16       6,390      525     8.22       3,790       436    11.50
    Corporate and other                      49,653    3,076     6.19      47,713    2,808     5.87      52,828     3,338     6.32
   Federal funds sold                        40,177    2,389     5.95      32,155    1,409     4.38      22,479       692     3.08
   Securities purchased under
    agreements to resell                     18,740    1,105     5.90      33,767    1,345     3.98      72,657     2,299     3.16
   Trading account securities                  -         -        -       -          -          -        10,786       626     5.80
   Loans, net of unearned income            707,898   70,433     9.95     679,100   63,260     9.32     615,070    56,656     9.21
                                         ----------- -------- -------- ----------- -------- -------- ----------- --------- --------
      Total earning assets                1,087,347   91,864     8.45   1,059,202   80,648     7.60%    969,102    72,178     7.45%
NON-EARNING ASSETS:
   Allowance for loan losses                 (7,564)                       (6,649)                       (6,023)
   Cash and due from banks                   44,494                        47,814                        48,159
   Other                                     47,452                        36,198                        32,468
                                         -----------                   -----------                   -----------
      Total assets                       $1,171,729                    $1,136,565                    $1,043,706
                                         ===========                   ===========                   ===========
INTEREST BEARING LIABILITIES:
   Deposits:
    Demand deposits                        $204,927    6,356     3.10%   $240,828    6,166     2.56%   $250,387     6,502     2.60%
    Savings deposits                         79,282    2,077     2.62      85,852    2,161     2.52      81,060     2,107     2.60
    Certificates of deposit
     $100,000 and over                       61,970    4,002     6.46      31,272    1,654     5.29      23,486     1,056     4.50
    Other time deposits                     300,001   16,810     5.60     281,621   13,515     4.80     289,534    14,720     5.08
                                         ----------- -------- -------- ----------- -------- -------- ----------- --------- --------
      Total interest bearing deposits       646,180   29,245     4.53     639,573   23,496     3.67     644,467    24,385     3.78
   Federal funds purchased and
    securities sold under
    agreements to repurchase                152,488    8,420     5.52     155,039    6,147     3.96     102,734     2,851     2.78
   Advances from the Federal Home
    Loan Bank                                78,526    4,786     6.09      82,373    4,950     6.01      58,336     3,516     6.03
                                         ----------- -------- -------- ----------- -------- -------- ----------- --------- --------
      Total interest bearing liabilities    877,194   42,451     4.84%    876,985   34,593     3.94%    805,537    30,752     3.82%

NON-INTEREST BEARING LIABILITIES:
   Demand deposits                           99,207                        95,575                        88,853
   Other                                     66,540                        42,300                        33,600
                                         -----------                   -----------                   -----------
      Total liabilities                   1,042,941                     1,014,860                       927,990
SHAREHOLDERS' EQUITY                        128,788                       121,705                       115,716
      Total liabilities and              -----------                   -----------                   -----------
       shareholders' equity              $1,171,729                    $1,136,565                    $1,043,706
                                         ===========                   ===========                   ===========
NET INTEREST INCOME                                  $49,413                       $46,055                        $41,426
                                                     ========                      ========                      =========
NET INTEREST SPREAD                                              3.61%                         3.66%                          3.63%
NET YIELD ON EARNING ASSETS                                      4.54%                         4.34%                          4.27%
                                                              ========                      ========                       ========

Tax exempt income is calculated on a tax equivalent basis using a tax rate of 35%. The yields on securities are based on amortized historical cost, excluding FASB Statement No.115 adjustments to fair value. Non-accrual loans and loan fees are included in the computation of loan yields. The Company has no deposits from foreign depositors.

INTEREST INCOME AND INTEREST EXPENSE
VOLUME AND RATE CHANGES FOR THE YEARS 1995 AND 1994 TAX EQUIVALENT BASIS


In Thousands                          Net Change Due to    Due to   Net Change Due to    Due to
                                      1995/1994 Volume    Rate      1994/1993 Volume    Rate
                                      -----------------------------------------------------------
INCREASE (DECREASE)
Interest Income:
   Securities                           $3,303      $513    $2,790    $2,729    $2,952     ($223)
   Federal funds sold                      980       403       577       717       362       355
   Securities purchased under
    agreements to resell                  (240)     (737)      497      (954)   (1,445)      491
   Trading account securities                 -         -         -     (626)     (626)         -
   Loans, net of unearned income         7,173     2,753     4,420     6,604     5,958       646
                                      -----------------------------------------------------------
      Total interest income             11,216     2,932     8,284     8,470     7,201     1,269

Interest Expense:
   Deposits:
    Demand deposits                        190    (1,000)    1,190      (336)     (246)      (90)
    Savings deposits                       (84)     (170)       86        54       122       (68)
    Certificates of deposit
     $100,000 and over                   2,348     1,916       432       598       390       208
    Other time deposits                  3,295       923     2,372    (1,205)     (395)     (810)
   Federal funds purchased and
    securities sold under
    agreements to repurchase             2,273      (103)    2,376     3,296     1,790     1,506
   Advances from the Federal Home
    Loan Bank                             (164)     (233)       69     1,434     1,444       (10)
                                      -----------------------------------------------------------
      Total interest expense             7,858     1,333     6,525     3,841     3,105       736
                                      -----------------------------------------------------------
CHANGE IN NET INTEREST INCOME           $3,358    $1,599    $1,759    $4,629    $4,096      $533
                                      ===========================================================

The volume/rate variance is allocated to the volume and rate categories based upon the absolute value of volume and rate variances before the allocation.

Summary of Financial Data

In Thousands, Except Per Share Amounts                      Years Ended December 31
                                       -------------------------------------------------------
                                       1995       1994       1993       1992       1991
                                       -------------------------------------------------------
Total interest income                     $90,595    $79,652    $71,302    $70,487    $78,347
Total interest expense                     42,451     34,593     30,752     35,299     44,854
                                       -------------------------------------------------------
Net interest income                        48,144     45,059     40,550     35,188     33,493
Provision for loan losses                   6,047        712        390        650        725
                                       -------------------------------------------------------
Net interest income after
  provision for loan losses                42,097     44,347     40,160     34,538     32,768
Non-interest income                        11,191     11,599     10,942     11,357     10,638
Other operating expenses                   41,844     37,592     34,276     32,252     30,430
                                       -------------------------------------------------------
Income before income taxes                 11,444     18,354     16,826     13,643     12,976
Income tax expense                          3,378      5,742      5,253      4,122      3,951
                                       -------------------------------------------------------
Net income                                 $8,066    $12,612    $11,573     $9,521     $9,025
                                       =======================================================
Per common share:
  Net income                                $0.88      $1.38      $1.27      $1.07      $1.01
  Cash dividends declared                    0.65       0.65       0.65       0.60       0.60


                                                                  December 31
                                       -------------------------------------------------------
                                       1995       1994       1993       1992       1991
                                       -------------------------------------------------------
Loans, net of unearned income            $748,565   $699,396   $657,568   $583,267   $493,373
Total assets                            1,313,987  1,213,990  1,169,023  1,041,649    981,703
Total deposits                            784,957    732,620    729,449    689,377    672,926
Total shareholders' equity                132,950    125,052    119,590    112,629    107,444

QUARTERLY FINANCIAL DATA

In Thousands, Except                  1995                              1994                             1993
Per Share Amounts       --------------------------------------------------------------------------------------------------
                        First   Second  Third   Fourth   First   Second  Third   Fourth   First   Second  Third   Fourth
                        -------------------------------- -------------------------------- --------------------------------
Total interest
  income                $22,104 $22,787 $22,103 $23,601  $18,310 $19,507 $20,325 $21,510  $17,421 $17,576 $17,656 $18,649
Total interest
  expense                10,458  10,676  10,484  10,833    7,881   8,351   8,931   9,430    7,859   7,614   7,634   7,645
Provision for
  loan losses               102     127   5,718     100      100     102     150     360      100     100     100      90
Net interest income      ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
  after provision for
  loan losses            11,544  11,984   5,901  12,668   10,329  11,054  11,244  11,720    9,462   9,862   9,922  10,914

Non-interest income       2,762   2,854   2,936   2,639    2,691   2,707   2,829   3,372    2,544   2,698   2,862   2,838
Other operating
  expenses               10,208  10,187  11,260  10,189    9,284   9,594   9,624   9,090    8,272   8,353   8,524   9,127

                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Income (loss) before
  income taxes            4,098   4,651  (2,423)  5,118    3,736   4,167   4,449   6,002    3,734   4,207   4,260   4,625
Income taxes (benefit)    1,278   1,440    (947)  1,607    1,089   1,279   1,371   2,003    1,156   1,281   1,393   1,423
                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Net income (loss)        $2,820  $3,211 ($1,476) $3,511   $2,647  $2,888  $3,078  $3,999   $2,578  $2,926  $2,867  $3,202
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======
Per common share
 Net income (loss)        $0.31   $0.35  ($0.16)  $0.38    $0.29   $0.31   $0.34   $0.44    $0.28   $0.32   $0.31   $0.36
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======

MARKET FOR MID-AMERICA BANCORP'S STOCK AND
RELATED SECURITY HOLDER MATTERS


Mid-America Bancorp's common stock is traded on the American Stock Exchange (AMEX) under the symbol MAB. As of December 31, 1995, the total number of holders of Mid-America Bancorp's common stock was 1,049 and the market price of the Company's common stock was $ 18.00.

Mid-America Bank of Louisville and Trust Company is the stock transfer agent, dividend disbursing agent, and registrar for the common stock of Mid-America Bancorp.

The tables below represent the high and low market prices reported for Mid-America Bancorp's common stock and the cash dividends declared on common stock, in each quarter of the last two years. Market prices have been adjusted to reflect the effect of stock dividends during the periods presented.


--------------------------------------------------
                                       Market Price
                                  ------------------
1995         Cash Dividends Declared   High     Low
----------------------------------------------------
1st Quarter $ .15                   $16.50   $15.25
2nd Quarter   .15                    16.88    15.13
3rd Quarter   .15                    18.50    15.38
4th Quarter   .20                    18.50    16.50
--------------------------------------------------
--------------------------------------------------
                                      Market Price
                                ------------------
1994        Cash Dividends Declared    High     Low
--------------------------------------------------
1st Quarter $ .15                   $19.50   $16.50
2nd Quarter   .15                    18.38    17.00
3rd Quarter   .15                    17.50    16.63
4th Quarter   .20                    17.25    15.88
--------------------------------------------------

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

The accounting firm of KPMG Peat Marwick LLP has performed an independent audit of the Company's consolidated financial statements. The firm's report appears on the following page.


       /s/Bertram W. Klein                 /s/Steven A. Small
         Bertram W. Klein                           Steven A. Small
        Chairman of the Board             Chief Financial Officer and
                                          Executive Vice President






Independent Auditors' Report

The Board of Directors and Shareholders
Mid-America Bancorp:

We have audited the accompanying consolidated balance sheets of Mid-America Bancorp and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-America Bancorp and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115,
"Accounting For Certain Investments in Debt and Equity Securities", in
1994.


/s/KPMG Peat Marwick LLP


Louisville, Kentucky
January 22, 1996

CONSOLIDATED BALANCE SHEETS

In Thousands, Except Share and Per Share Amounts                                            December 31
                                                                                     -------------------------
                                                                                        1995        1994
                                                                                 ---------   ---------
ASSETS
Cash and due from banks                                                            $50,962     $64,215
Federal funds sold                                                                  38,200       5,300
Securities purchased under agreements to resell                                     75,000      65,000
Securities available for sale, amortized cost
    of $287,470 (1995) and $134,656 (1994)                                         292,374     131,482
Securities held to maturity, market value of $69,766 (1995) and $209,374 (1994)     69,326     214,313
Loans, net of unearned income of $23,304 (1995) and $29,642 (1994)                 748,565     699,396
Allowance for loan losses                                                           (9,318)     (7,045)
                                                                                 ---------   ---------
  Loans, net                                                                       739,247     692,351
Premises and equipment                                                              20,265      19,098
Other assets                                                                        28,613      22,231
                                                                                 ---------   ---------
    Total assets                                                                $1,313,987  $1,213,990
                                                                                 =========   =========
LIABILITIES
Deposits:
  Non-interest bearing                                                            $132,931     $96,590
  Interest bearing                                                                 652,026     636,030
                                                                                 ---------   ---------
  Total deposits                                                                   784,957     732,620

Securities sold under agreements to repurchase                                     227,166     213,101
Federal funds purchased                                                              3,050       5,800
Advances from the Federal Home Loan Bank                                            75,109      81,504
Money orders and similar payment instruments outstanding                           79,409      47,818
Accrued expenses and other liabilities                                              11,346       8,095
                                                                                 ---------   ---------
    Total liabilities                                                            1,181,037   1,088,938


SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized-750,000 shares; none issued                ----        ----
Common stock, no par value; stated value $2.77 per share;
   authorized-12,000,000 shares; issued and outstanding -
   9,091,642 shares (1995); 8,803,759 shares (1994)                                 25,218      24,421
Additional paid-in capital                                                          99,991      95,608
Retained earnings                                                                    4,554       7,086
Net unrealized securities gains (losses)                                             3,187      (2,063)
                                                                                 ---------   ---------
    Total shareholders' equity                                                     132,950     125,052
                                                                                 ---------   ---------
    Total liabilities and shareholders' equity                                  $1,313,987  $1,213,990
                                                                                =========   =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Per Share Amounts                                   Years Ended December 31
                                                                  ------------------------------
                                                                     1995        1994        1993
                                                                  -------     -------     ----------
INTEREST INCOME
Interest and fees on loans                                      $69,499     $62,448     $55,928
Interest on securities:
  U.S. Treasury and agencies                                     13,903      11,301       8,131
  States and political subdivisions                                 623         341         288
  Corporate and other                                             3,076       2,808       3,338
Interest on federal funds sold                                    2,389       1,409         692
Interest on securities purchased under agreements to resell       1,105       1,345       2,299
Interest on trading account securities                                -           -         626
                                                                  -------     -------     ----------
    Total interest income                                        90,595      79,652      71,302
INTEREST EXPENSE
Interest on deposits                                             29,245      23,496      24,385
Interest on federal funds purchased and
  securities sold under agreements to repurchase                  8,420       6,147       2,851
Interest on Federal Home Loan Bank advances                       4,786       4,950       3,516
                                                                  -------     -------     ----------
    Total interest expense                                       42,451      34,593      30,752
                                                                  -------     -------     ----------
NET INTEREST INCOME                                              48,144      45,059      40,550
PROVISION FOR LOAN LOSSES                                         6,047         712         390
                                                                  -------     -------     ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES              42,097      44,347      40,160
NON-INTEREST INCOME
Income from trust department                                        969       1,133       1,158
Service charges on deposit accounts                               4,509       4,572       4,728
Money order fees                                                  3,857       3,333       2,553
Securities gains (losses), net                                     (665)         (4)        106
Trading account losses                                                -           -        (207)
Other                                                             2,521       2,565       2,604
                                                                  -------     -------     ----------
    Total non-interest income                                    11,191      11,599      10,942
OTHER OPERATING EXPENSES
Salaries and employee benefits                                   22,289      20,538      18,426
Occupancy expense                                                 2,971       2,622       2,413
Furniture and equipment expenses                                  4,859       4,226       3,955
Other                                                            11,725      10,206       9,482
                                                                  -------     -------     ----------
    Total other operating expenses                               41,844      37,592      34,276
                                                                  -------     -------     ----------
INCOME BEFORE INCOME TAXES                                       11,444      18,354      16,826
INCOME TAX EXPENSE                                                3,378       5,742       5,253
                                                                  -------     -------     ----------
NET INCOME                                                       $8,066     $12,612     $11,573
                                                                  =======     =======     ==========

Weighted average shares outstanding                               9,211       9,168       9,078
                                                                  =======     =======     ==========

NET INCOME PER COMMON SHARE                                       $0.88       $1.38       $1.27
                                                                  =======     =======     ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                               Years Ended December 31, 1995, 1994 and 1993
                                                  ---------------------------------------------------------------------------
                                                          Common Stock       Additional             Net Unrealized  Total
                                                  ------------------------   Paid-in     Retained   Securities      Shareholders'
In Thousands, Except Share and Per Share Amounts  Shares          Amount     Capital     Earnings   Gains (Losses)  Equity
                                                  ---------------------------------------------------------------------------
Balance, January 1, 1993                           8,194,756      $22,734    $86,561     $3,334     $               $112,629
Net income                                                                               11,573                       11,573
Cash dividends declared,
  ($0.65 per share)                                                                      (5,356)                      (5,356)
Stock dividend declared                              247,415          685      4,418     (5,103)                        ---
Stock options exercised,
   including related tax benefits                     67,954          188        556                                     744
                                                  ---------------------------------------------------------------------------
Balance, December 31, 1993                         8,510,125       23,607     91,535      4,448                      119,590
Net income                                                                               12,612                       12,612
Cash dividends declared,
  ($0.65 per share)                                                                      (5,559)                      (5,559)
Stock dividend declared                              255,960          709      3,706     (4,415)                        ---
Stock options exercised,
   including related tax benefits                     37,674          105        367                                     472
Net unrealized securities losses                                                                    (2,063)           (2,063)
                                                  ---------------------------------------------------------------------------
Balance, December 31, 1994                         8,803,759       24,421     95,608      7,086     (2,063)          125,052
Net income                                                                                8,066                        8,066
Cash dividends declared,
  ($0.65  per share)                                                                     (5,741)                      (5,741)
Stock dividend declared                              264,330          732      4,125     (4,857)                        ---
Stock options exercised,
  including related tax benefits                      23,553           65        258                                     323
Net unrealized securities gains                                                                      5,250             5,250
                                                  ---------------------------------------------------------------------------
Balance, December 31, 1995                         9,091,642      $25,218    $99,991     $4,554     $3,187          $132,950
                                                  ===========================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands                                                             Years Ended December 31
                                                              -----------------------------
                                                              1995      1994      1993
                                                              --------- --------- ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                      $8,066   $12,612   $11,573
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
  Depreciation, amortization and accretion, net                  4,341     5,357     4,413
  Provision for loan losses                                      6,047       712       390
  FHLB stock dividend                                             (874)     (690)     (438)
  Loss (gain) on sales of securities                               665         4      (106)
  Loss on trading account securities                             -         -           207
  Deferred taxes                                                  (957)      485      (162)
Net increase in trading account securities                       -         -       (91,585)
Increase in interest receivable                                   (874)   (2,193)   (1,288)
Increase in other assets                                        (5,381)     (446)   (2,713)
Increase in money orders and similar payment
  instruments outstanding                                       31,591    11,841    10,553
Increase in accrued expenses and other liabilities               1,394       643     1,838
                                                              --------- --------- ---------
    Net cash provided by (used in) operating activities         44,018    28,325   (67,318)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                  (153,272)  (30,977)  (68,897)
  Proceeds from maturities of securities available for sale     40,739    15,806   103,000
  Proceeds from sales of securities available for sale         105,003     3,000     9,957
  Purchases of securities held to maturity                    (145,837)  (72,621) (245,022)
  Proceeds from maturities of securities held to maturity      144,048    67,935   111,068
  Proceeds from sales of securities held to maturity             -      -           12,089
  Net increase in customer loans                               (52,802)  (42,721)  (75,340)
  Proceeds from sales of premises and equipment                    195       136       106
  Payments for purchases of premises and equipment              (4,271)   (3,864)   (2,472)
                                                              --------- --------- ---------
    Net cash used in investing activities                      (66,197)  (63,306) (155,511)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                      52,337     3,171    40,072
  Net increase in securities sold
    under agreements to repurchase                              14,065    29,813    21,211
  Net increase (decrease) in federal funds purchased            (2,750)   (6,700)    1,525
  Advances from the Federal Home Loan Bank                       -        11,646    51,687
  Repayment of advances from the Federal Home Loan Bank         (6,395)  (10,248)   (6,217)
  Stock options exercised                                          310       436       650
  Dividends paid                                                (5,741)   (5,559)   (5,356)
                                                              --------- --------- ---------
    Net cash provided by financing activities                   51,826    22,559   103,572
                                                              --------- --------- ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            29,647   (12,422) (119,257)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 134,515   146,937   266,194
                                                              --------- --------- ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $164,162  $134,515  $146,937
                                                              ========= ========= =========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Mid-America Bancorp is a bank and savings and loan holding company whose primary subsidiary is Mid-America Bank of Louisville and Trust Company (the Bank). Other subsidiaries include Mid-America Bank, FSB, and Mid-America Money Order Company. Mid-America Bancorp is primarily engaged in commercial and personal banking activities and trust services. Although much less significant to operations and financial condition, Mid-America Bancorp, through its money order subsidiary, is engaged in the issuance and sale of retail money orders and similar payment instruments throughout the United States. Banking activities are conducted predominantly in Jefferson County, Kentucky and surrounding communities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation -- The consolidated financial statements include the accounts of Mid-America Bancorp and its wholly-owned subsidiaries (the Company). Significant intercompany accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with current classifications.

Securities Purchased Under Agreements to Resell -- The Company obtains possession and/or control through third parties of underlying securities held as collateral for securities purchased under agreements to resell. Collateral for securities purchased under agreements to resell is priced with accrued interest based on the bid price at the end of the day and must exceed the face amount of the security purchased under agreements to resell by a stated margin amount. The Company monitors the prices and margins on a daily basis.

Securities -- Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (FASB Statement) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Debt securities are classified as securities held to maturity and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Securities purchased with the intention of recognizing short-term profits are placed in a trading account and are carried at market value with unrealized gains or losses reported in income. Securities not classified as securities held to maturity or trading and which may be sold in response to or in anticipation of changes in interest rates or based on other factors are designated as securities available for sale and are carried at fair value with unrealized gains or losses, net of tax effects,
reflected in shareholders' equity.    Amortization of premiums and
accretion of discounts are recorded on the interest method. The specific identification method is used in determining gains and losses on the sale of securities.

Loans and Allowance for loan losses -- Loans are reported at the principal balance outstanding, net of unearned income and deferred loan fees. Interest on loans and amortization of unearned income and deferred loan fees, are computed by methods which generally result in level rates of return. Generally, the accrual of interest on loans, including loans impaired under FASB Statement No. 114, is discontinued when it is determined that the collection of interest or principal is doubtful, or when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgement as to the collectibility of principal.

The allowance for loan losses is maintained at a level adequate to absorb estimated probable credit losses. Management determines the adequacy of the allowance based upon reviews of individual credits, evaluation of the risk characteristics of the loan portfolio, including the impact of current economic conditions on the borrowers' ability to repay, past collection and loss experience and such other factors, which, in management's judgment, deserve current recognition.
 The allowance for loan losses is increased by charges to operating earnings and reduced by charge-offs, net of recoveries.
                                                               0
Effective January 1, 1995, the Company adopted FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". Under these standards, a loan is impaired when it is probable that the creditor will be unable to collect contractual interest and principal according to the terms of the loan agreement. The allowance for loan losses related to impaired loans is based on discounted cash flows at the loan's initial effective interest rate or the fair value of collateral for collateral dependent loans.

Premises and Equipment -- Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets or lease term, if shorter, on the straight line method.

Other Assets -- Included in other assets is real estate acquired in settlement of loans which is carried at the lower of cost or fair value minus estimated disposition costs. Any write-downs at the date of acquisition are charged to the allowance for loan losses. Expenses incurred in maintaining assets, subsequent write-downs to reflect declines in value, and realized gains or losses are reflected in income.

Income Taxes -- The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes", which requires the use of the asset and liability method of accounting for income taxes. The amounts provided for income taxes are based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as measured by the provisions of enacted laws and tax rates. The Company previously followed FASB Statement No. 96, " Accounting for Income Taxes", and adopted FASB Statement No. 109 on a prospective basis in the first quarter of 1993.
 The implementation of this new accounting standard was not significant to financial condition or results of operations.

Net Income Per Common Share -- Net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for the number of shares that would be issued assuming the exercise of stock options.

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

During 1995, 1994 and 1993, cash paid for income taxes amounted to $5,046,000, $3,769,000 and $5,577,000, respectively, and cash paid for interest was $41,183,000, $34,253,000 and $31,002,000, respectively. Loans transferred to other assets were $158,000 in 1995, $648,000 in 1994, and $1,207,000 in 1993. Securities held to maturity transferred to securities available for sale amounted to $146,022,000 and $39,468,000 in 1995 and 1993, respectively. In 1993, trading account securities of $91,378,000 were transferred to securities available for sale.

C. SECURITIES
The amortized cost and market value of securities available for sale follows:

In Thousands                                     December 31, 1995                       December 31, 1994
                                   -------------------------------------------------------------------------------
                                   Amortized       Unrealized    Market    Amortized      Unrealized     Market
                                   Cost      Gains     Losses    Value     Cost      Gains     Losses    Value
                                   -------------------------------------------------------------------------------
U.S. Treasury and
 U.S. government agencies          $232,934    $4,384       $24  $237,294  $110,213       $16    $3,190  $107,039
States and political subdivisions    10,841       465         5    11,301  --        --        --        --
Corporate obligations                28,023       102        18    28,107     9,915  --        --           9,915
Equity securities                    15,672  --        --          15,672    14,528  --        --          14,528
                                   -------------------------------------------------------------------------------
                                   $287,470    $4,951       $47  $292,374  $134,656       $16    $3,190  $131,482
                                   ===============================================================================

The amortized cost and market value of securities held to maturity follows:

In Thousands                                   December 31, 1995                       December 31, 1994
                                   -------------------------------------------------------------------------------
                                   Amortized      Unrealized     Market    Amortized      Unrealized     Market
                                   Cost      Gains     Losses    Value     Cost      Gains     Losses    Value
                                   -------------------------------------------------------------------------------
U.S. Treasury and
 U.S. government agencies           $69,226      $464       $25   $69,665  $189,223       $19    $4,377  $184,865
States and political subdivisions  --        --        --        --           7,877        26       238     7,665
Corporate obligations                   100         1  --             101    16,863        50       418    16,495
Equity securities and other        --        --        --        --             350  --               1       349
                                   -------------------------------------------------------------------------------
                                    $69,326      $465       $25   $69,766  $214,313       $95    $5,034  $209,374
                                   ===============================================================================

In December 1995, a one-time reassessment of the Company's securities held to maturity was undertaken, as permitted by the Financial Accounting Standards Board's special report related to implementation of FASB Statement No. 115. In connection with that reassessment, the Company transferred securities held to maturity with an amortized cost of $146,022,000 to securities available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors. At the date of transfer, December 1,1995, the securities held to maturity had net unrealized gains of $2,422,000.

A summary of debt securities at December 31, 1995 based on contractual maturities is shown in the table below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. The weighted average expected maturity of collateralized mortgage obligations was 3 years and 5 months.

In Thousands                                           Securities Available for Sale  Securities Held to Maturity
                                                       ----------------------------- -----------------------------
                                                       Amortized           Market    Amortized           Market
                                                       Cost                Value     Cost                Value
                                                       ----------------------------- -----------------------------
Due within one year                                     $45,954             $46,034   $56,288             $56,293
Due after one year through five years                   171,138             175,143    13,038              13,473
Due after five years through ten years                   22,828              23,110       --                  --
Due after ten years                                      17,611              18,003       --                  --
Collateralized mortgage obligations                      14,267              14,412       --                  --
                                                       ----------------------------- -----------------------------
                                                       $271,798            $276,702   $69,326             $69,766
                                                       ============================= =============================

Gross realized gains and losses on the sales of securities were $25,000 and $690,000, respectively, in 1995, $9,000 and $13,000, respectively, in 1994, and $107,000 and $1,000, respectively in 1993. Securities with a book value of $228,046,000 and $254,993,000 at December 31,1995 and
1994, respectively, were pledged to secure public and trust deposits, repurchase agreements and for other purposes.

D. LOANS
The composition of loans follows:

          In Thousands                                         December 31
                                                      ---------------------
                                                      1995       1994
                                                      ---------------------
          Commercial and financial                      $345,167   $299,375
          Real estate - construction and development      61,398     61,083
          Real estate - mortgage                         284,074    291,198
          Consumer                                        57,926     47,740
                                                      ---------------------
                                                        $748,565   $699,396
                                                      =====================


Loans outstanding and unfunded commitments are primarily concentrated in the Company's market area which encompasses Jefferson County, Kentucky and surrounding communities. The Company's credit exposure is diversified, with secured and unsecured loans to consumers, small businesses and large corporations. Although the Company has a diversified loan portfolio, the ability of customers to honor loan commitments is based, in part, on the economic stability of the geographic region and/or industry in which they do business.

At December 31, 1995, the recorded investment in loans considered impaired under FASB Statement No. 114 was $14.328 million, of which $14.301 million were on a nonaccrual basis. Included in impaired loans is $11.460 million of impaired loans for which the related allowance for loan losses is $1.930 million and $2.868 million of impaired loans, that as a result of charge-offs, do not have an allowance for loan losses. The average recorded investment in impaired loans during 1995 was approximately $6.989 million. For the year ended December 31, 1995, the Company recognized interest income on impaired loans of $89,000 using the cash basis method of income recognition.

At December 31, 1994 and 1993, the Company had nonaccrual loans of approximately $2.7 million. The Company recorded $47,000 of interest income on these loans in 1994 and would have recorded $208,000 of interest income if these loans were performing under original terms. In 1993, the Company recorded $166,000 of interest income on nonaccrual loans and would have recorded $259,000 of interest income if these loans were performing under original terms.

E. ALLOWANCE FOR LOAN LOSSES
Activity in the allowance for loan losses follows:

         In Thousands                   1995     1994     1993
                                        ---------------------------
         Balance, January 1               $7,045   $6,578   $6,020

         Loans charged-off                (4,045)    (493)    (576)
         Recoveries                          271      248      744
                                        ---------------------------
         Net (charge-offs) recoveries     (3,774)    (245)     168

         Provision for loan losses         6,047      712      390
                                        ---------------------------
         Balance, December 31             $9,318   $7,045   $6,578
                                        ===========================

F. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS
A summary of premises and equipment follows:

         In Thousands                                                                               December 31
                                                                                           ---------------------------
                                                                                           1995              1994
                                                                                           ---------------------------
         Land                                                                                $4,658            $4,352
         Buildings and leasehold improvements                                                12,088            11,744
         Furniture and equipment                                                             20,213            18,715
                                                                                           ---------------------------
                                                                                             36,959            34,811
         Less accumulated depreciation and amortization                                      16,694            15,713
                                                                                           ---------------------------
                                                                                            $20,265           $19,098
                                                                                           ===========================


At December 31, 1995, the Company was obligated under long-term noncancelable operating leases covering various premises and equipment. The Company's main office and most branch office lease agreements contain renewal options. Computer equipment leases are cancelable generally within a short period of time and without substantial penalties.

Rental expense, net of insignificant amounts of sublease rental income, was $1,183,000, $1,195,000 and $1,042,000 for 1995, 1994 and
1993, respectively.

Minimum rental commitments under noncancelable leases in future years are as follows:

                                                       Year Ended December 31

                                                       In Thousands
                                                       1996                                                    $1,027
                                                       1997                                                     1,018
                                                       1998                                                       965
                                                       1999                                                       926
                                                       2000                                                       923
                                                       Thereafter                                               5,240
                                                       ===============================================================

G. INCOME TAXES
The provision for income taxes consists of the following:


         In Thousands                                             1995      1994      1993
                                                                  --------- --------- ---------
         Income taxes applicable to operations:
         Current:
           Federal                                                  $4,280    $5,243    $5,373
           State                                                        55        14        42
                                                                  --------- --------- ---------
                                                                     4,335     5,257     5,415

         Deferred                                                     (957)      485      (162)
                                                                  --------- --------- ---------
         Total applicable to operations                              3,378     5,742     5,253

         Charged (credited) to components of stockholders' equity:
           Net unrealized securities gains (losses)                  2,827    (1,110)       --
           Stock options exercised                                     (13)      (36)      (94)
                                                                  --------- --------- ---------
         Total income taxes                                         $6,192    $4,596    $5,159
                                                                  ========= ========= =========

The provisions for income taxes in the consolidated statements of income are reconciled to the federal statutory rate as follows:

                                                                  1995      1994      1993
                                                                  --------- --------- ---------
         Tax at federal statutory rate                                35.0%     35.0%     35.0%
         Tax exempt interest income                                   (7.3)     (3.6)     (3.8)
         Non-deductible expenses                                       2.7       1.4       1.1
         Other, net                                                   (0.9)     (1.5)     (1.1)
                                                                  --------- --------- ---------
                                                                      29.5%     31.3%     31.2%
                                                                  ========= ========= =========

Other liabilities include deferred income taxes of $ 703,000 and $486,000 at December 31, 1995 and 1994, respectively. The principal types of basis differences between assets and liabilities for financial reporting and tax return purposes which give rise to deferred taxes relate to the following:

         In Thousands                                                            1995      1994
                                                                            --------- ---------
         Deferred tax liabilities:
            Lease accounting                                                  $1,267    $1,033
            Depreciation                                                       1,705     1,725
            Mark-to-market adjustments related to securities                   1,123        --
            Other                                                              1,031       861
                                                                            --------- ---------
           Total deferred tax liabilities                                      5,126     3,619
                                                                            --------- ---------
         Deferred tax assets:
            Allowance for loan losses                                          3,334     2,567
            Mark-to-market adjustments related to securities                      --       103
            Deferred compensation                                                263       201
            Other                                                                826       262
                                                                            --------- ---------
           Total deferred tax assets                                           4,423     3,133
                                                                            --------- ---------
         Net deferred tax liabilities                                           $703      $486
                                                                            ========= =========


Based upon historical and projected levels of taxable income, management believes it is more likely than not that the Company will realize the income tax benefits of its deductible temporary
differences.   Accordingly, no valuation allowance for deferred tax
assets was recorded at December 31, 1995 and 1994.
H. DEPOSITS

Included in deposits are certificates of deposit and other time deposits in denominations of $100,000 or more in the amounts of $67,326,000 and $52,956,000 at December 31, 1995 and 1994,
respectively, including retail brokered certificates of deposit aggregating approximately $10 million at December 31, 1995 and 1994.

I.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
The Company enters into sales of securities under agreements to repurchase which are treated as financings. The obligation to repurchase securities sold is reflected as a liability and the assets underlying the agreements remain in the respective securities account.

                                     December 31, 1995
Dollars In Thousands    ---------------------------------------
                                  Asset Sold Repurchase Liability
                        ------------------- -------------------
                                                      Weighted
                                                      Average
                        Carrying  Market              Interest
Maturity/Type of Asset  Amount    Value     Amount    Rate
                        --------- --------- --------- ---------
Overnight to 30 Days
  U.S. Treasury and
  government agencies   $211,094  $213,857  $212,666      5.41%


31 to 90 Days
  U.S. Treasury and
  government agencies     14,517    14,556    14,500      5.28
                        --------- --------- --------- ---------
                        $225,611  $228,413  $227,166      5.40%
                        ========= ========= ========= =========

J. ADVANCES FROM THE FEDERAL HOME LOAN BANK


The Bank is a member of the Federal Home Loan Bank of Cincinnati
(FHLB) and, accordingly, is eligible to borrow from the FHLB.   The
Bank pledges certain first mortgage loans as collateral for these advances. The aggregate balance in these mortgages must equal 150% of the advances outstanding. Certain information with respect to outstanding advances from the FHLB is summarized below:

         Dollars In Thousands
         ------------------------------------------------------
                                December 31, 1995
                           ------------------------------------
                                             Weighted
                                             Average
                                             Interest
         Year of Maturity  Amount            Rate
                           ------------------------------------
         1996                  $447              4.55 %
         1997                   868              4.80
         1998                 2,827              5.96
         2000                   292              5.77
         2001 - 2005         21,709              5.70
         2006 - 2010         42,680              6.24
         2011 - 2014          6,286              7.04
                           ---------         ---------
                            $75,109              6.11 %
                           =========         =========

Scheduled principal repayments on advances from the FHLB are $6,067,000, $5,877,000, $8,178,000, $5,997,000, and $6,566,000 for
1996 through 2000, respectively, and $42,424,000 thereafter.

K. EMPLOYEE BENEFIT PLANS
The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and employee compensation during the ten years of employment prior to retirement. The Company's funding policy is to contribute annually the amount greater than or equal to the funding requirements of ERISA, but not in excess of the maximum deductible limit. Employer contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet:

                  In Thousands                                                                                December 31
                                                                                                      ---------------------
                                                                                                      1995        1994
                                                                                                      ---------------------
                  Actuarial present value of benefit obligations:
                    Accumulated benefit obligation, including vested benefits of
                      $6,773 (1995) and $6,284 (1994)                                                   $7,146      $6,512
                                                                                                      =====================
                  Plan assets at market value, primarily debt and equity mutual funds                  $10,884     $10,584
                  Projected benefit obligation for service rendered to date                             10,432       8,548
                                                                                                      ---------------------
                  Plan assets in excess of projected benefit obligation                                    452       2,036
                  Unrecognized net (gain) loss from past experience different from that assumed            998        (231)
                  Unrecognized prior service cost                                                          (55)        (60)
                  Unrecognized net asset at January 1, 1986 being recognized over
                    approximately 16 years                                                              (1,018)     (1,199)
                                                                                                      ---------------------
                  Prepaid pension cost included in other assets                                           $377        $546
                                                                                                      =====================

Net pension expense for 1995, 1994 and 1993 included the following components:

                  In Thousands                                                                   Years ended December 31
                                                                                          ---------------------------------
                                                                                          1995        1994        1993
                                                                                          ---------------------------------
                  Service cost-benefits earned during the period                             ($472)      ($506)      ($464)
                  Interest cost on projected benefit obligation                               (715)       (655)       (653)
                  Actual return on plan assets                                               1,622        (297)      1,018
                  Amortization and deferral - net                                             (604)      1,366          18
                                                                                          ---------------------------------
                  Net pension expense                                                        ($169)       ($92)       ($81)
                                                                                          =================================



Discount rates of 7.25 % in 1995 and 8.25 % in 1994 and a rate of increase in future compensation levels of 5.00 % were used in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.00 %.

The Company does not have a significant commitment to pay post-retirement or post-employment benefits other than pension benefits.

The Company also sponsors an unfunded non-qualified excess benefit plan covering certain executive officers. The plan has an accrued unfunded accumulated benefit obligation of $833,000 at December 31, 1995. Expenses of the plan were approximately $186,000 in 1995, $176,000 in 1994 and $135,000 in 1993.

The Company also offers a defined contribution employee stock ownership plan. The Company's contribution to this plan was $476,000, $441,000, and $375,000 for 1995, 1994 and 1993, respectively.

The Company has incentive stock option plans under which shares of common stock have been reserved for the granting of stock options to certain key employees of the Company. The plans provide that the option price shall not be less than the fair market value of the stock at the effective date the options are granted, and that the term of the options shall not be more than ten years from the date of the grant. Options granted under the plans are exercisable one year after date of the grant. Shares available for future grants were 1,019,700 at December 31, 1995.

                                                                                          Shares
                                                                                          Under
                                                                                          Option               Price Range
                                                                                          ---------------------------------
                  Balance at January 1, 1993                                               528,159      $10.00 to   $15.99
                    Granted                                                                216,530      $14.53 to   $18.80
                    Canceled                                                                (4,917)
                    Exercised                                                              (94,563)     $10.00 to   $14.53
                                                                                          --------
                  Balance at December 31, 1993                                             645,209      $10.00 to   $18.80
                    Granted                                                               ----
                    Canceled                                                                (2,182)
                    Exercised                                                              (48,489)     $10.00 to   $14.53
                                                                                          --------
                  Balance at December 31, 1994                                             594,538      $10.00 to   $18.80
                    Granted                                                                212,180      $15.42 to   $15.78
                    Canceled                                                               (58,516)
                    Exercised                                                              (24,260)     $10.00 to   $17.09
                                                                                          --------
                  Balance at December 31, 1995                                             723,942      $10.00 to   $18.80
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

L. REGULATORY RESTRICTIONS ON DIVIDENDS AND CASH
Under the Federal Reserve Act, prior approval of the Federal banking authorities is required if dividends declared by the Company's banking subsidiary in any year exceed its net profits for that year, as defined, combined with retained net profits, as defined, for the two preceding years. As of January 1, 1996, the aggregate amount of retained earnings available for distribution to the Company by all subsidiaries without prior approval was approximately $9,935,000. In addition to restrictions on the payment of dividends, the Federal Reserve and the Commonwealth of Kentucky place certain cash reserve requirements on deposits. The reserve requirements, which were $25,432,000 at December 31, 1995, are met by holding a percentage of deposits in vault cash or maintaining a balance directly with the Federal Reserve. The Company was in compliance with all cash reserve requirements at December 31, 1995.

M. Common Stock Dividends
The following table sets forth the Company's stock dividends to common shareholders:

Declaration       Record            Payable           Stock Dividend
Date              Date              Date              Percentage
----------        ----------        ----------        ----------
November 20, 1995 December 4, 1995  December 15, 1995             3.0 %
November 21, 1994 December 12, 1994 December 29, 1994             3.0
November 15, 1993 December 15, 1993 December 31, 1993             3.0

Appropriate share and per share information in the consolidated financial statements reflects the adjusted number of shares.

N. COMMITMENTS AND CONTINGENCIES
In the normal course of business, in order to meet the financing needs of customers, the Company has outstanding commitments and contingent liabilities. At December 31, 1995, the Company had $261,784,000 of commitments to extend credit (of which $102,990,000 relates to home equity lines of credit), substantially all of which are at variable rates, including standby letters of credit of $12,743,000, which are not reflected in the consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customers' creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, real estate and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.

At December 31, 1995, there were various pending legal actions and proceedings in which claims for damages were asserted. In one such matter, the Bank is one of 13 defendants named in a lawsuit filed on December 10, 1993, by Kentucky Central Life Insurance Company (in Rehabilitation) involving certain real estate loans. Management, after discussion with legal counsel concerning the adequacy of the Company's defenses, believes that this and other legal actions will not have a material adverse effect upon the financial condition of the Bank or the Company.

O. OTHER OPERATING EXPENSES

         In Thousands                            1995      1994      1993
                                                 -----------------------------
         Operating supplies                        $2,080    $1,649    $1,319
         Professional fees                          1,553       899     1,048
         Taxes-Bank shares, property and other      1,386     1,436     1,349
         Deposit insurance                            848     1,642     1,579
         Other                                      5,858     4,580     4,187
                                                 -----------------------------
                                                  $11,725   $10,206    $9,482
                                                 =============================

P. RELATED PARTY TRANSACTIONS
Loans to directors, executive officers and principal holders of the Company's common stock and associates of such persons are presented below:

         --------------------------------------------------------
         In Thousands
         Balance, January 1, 1995                         $7,853
         New loans                                         2,368
         Repayments                                       (5,788)
         Additions for changes in related party group        151
         Reductions for changes in related party group       (10)
                                                        ---------
         Balance, December 31, 1995                       $4,574
                                                        =========
         --------------------------------------------------------

The above transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other customers in the ordinary course of business.

The Company purchases services from companies controlled by certain members of the Board of Directors and in prior years leased certain office space from a retired director. Amounts paid were approximately $15,000, $629,000 and $936,000 for 1995, 1994 and 1993, respectively.

Q. FINANCIAL INSTRUMENTS - INTEREST RATE SWAP CONTRACTS

The Company manages its exposure to market risk, in part, by using interest rate swap contracts to modify the existing interest rate characteristics of its floating rate loan portfolio.
The notional amount of the interest rate swap contracts represents only an agreed-upon amount on which calculations of interest payments to be exchanged are based, and is significantly greater than the amount at risk. Credit risk is measured as the cost of replacing, at current market rates, contracts in an unrealized gain position. Although the Company is exposed to credit-related losses in the event of nonperformance by the counterparty, based on management's assessment, as of December 31, 1995, the counterparty was expected to meet its obligations. In addition, the Company deals exclusively with counterparties with high credit ratings, enters into bilateral collateral arrangements and arranges master netting agreements. These agreements include legal rights of setoff that provide for the net settlement of the subject contracts with the same counterparty in the event of default.

At December 31, 1995, the Company had entered into interest rate swap contracts with notional amounts totaling $100 million with a weighted average maturity of 3.81 years. Under these contracts the Company receives or pays the difference between the floating prime rate and fixed rates stated in the contracts. At December 31, 1995, the floating prime rate to be paid by the Company was 8.50% and the weighted average fixed rate to be received by the Company was 8.728%. Net receipts or payments under the contracts are recognized as adjustments to interest income. Interest rate swap contracts increased net interest income in 1995 by $21,000. At December 31, 1995, the aggregate positive fair value of interest rate swap contracts, determined through market quotes, was approximately $2,444,000.

R. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

         In Thousands                                           December 31, 1995    December 31, 1994
                                                              ----------------------------------------
                                                              Carrying  Fair       Carrying  Fair
                                                              Amount    Value      Amount    Value
                                                              ----------------------------------------
         Financial assets:
            Cash and short-term investments                   $164,162  $164,162   $134,515  $134,515
            Securities                                         361,700   362,140    345,795   340,856
            Loans, net of allowance for loan losses            739,247   744,835    692,351   686,720

         Financial liabilities:
            Deposits                                           784,957   791,720    732,620   728,942
            Short-term borrowings                              230,216   230,216    218,901   218,901
            Advances from the Federal Home Loan Bank            75,109    74,131     81,504    72,517
            Money orders and similar payment
               instruments outstanding                          79,409    79,409     47,818    47,818
         Off-balance sheet financial instruments
            Interest rate swaps                                   ---      2,444       ---       ---

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

Loans--The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, reduced by the allowance for loan losses which represents the estimated credit risk in the loan portfolio.

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

Money Orders and Similar Payment Instruments Outstanding -
The fair value of these instruments, payable upon demand, is carrying value.

Interest Rate Swaps - The fair value of interest rate swaps is the estimated amount, based on market quotes, that the Company would receive to terminate the agreement at the reporting date, taking into account current interest rates and the remaining term of the agreements.

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

S. Condensed Financial Information - Parent Company Only
Condensed Balance Sheets

     In Thousands                                                               December 31
                                                                       -----------------------
                                                                       1995          1994
                                                                       -----------------------
     Assets:
     Cash on deposit with bank subsidiary                                $1,867        $2,501
     Investment in bank and thrift subsidiaries                         116,899       110,093
     Investment in other subsidiaries                                    13,785        13,131
     Other assets                                                           410            69
                                                                       ---------     ---------
         Total assets                                                  $132,961      $125,794
                                                                       =========     =========
     Liabilities and shareholders' equity:
     Other liabilities                                                      $11          $742
     Shareholders' equity                                               132,950       125,052
                                                                       ---------     ---------
         Total liabilities and shareholders' equity                    $132,961      $125,794
                                                                       =========     =========


Condensed Statements of Income

     In Thousands                                                       Years Ended December 31
                                                         -------------------------------------
                                                         1995          1994          1993
                                                         ---------     ---------     ---------
     Cash dividends from bank subsidiary                   $6,000        $5,800        $4,800
     Other income                                               2             1             2
     Other expenses                                          (210)         (217)         (219)
                                                         ---------     ---------     ---------

     Income before income taxes and equity
       in undistributed earnings of subsidiaries            5,792         5,584         4,583
     Applicable income tax benefit                             64            56            72
                                                         ---------     ---------     ---------

     Income before equity in undistributed earnings of
       subsidiaries                                         5,856         5,640         4,655

     Equity in undistributed earnings of subsidiaries       2,210         6,972         6,918
                                                         ---------     ---------     ---------
     Net income                                            $8,066       $12,612       $11,573
                                                         =========     =========     =========

Condensed Statements of Cash Flows

In Thousands                                                                      Years Ended December 31
                                                                         ---------------------------------------------
                                                                         1995              1994              1993
                                                                         ---------------------------------------------
Cash flows from operating activities:
Net income                                                                 $8,066           $12,612           $11,573
Adjustment to reconcile net income to net cash
  provided by operating activities:
   Equity in undistributed earnings of subsidiaries                        (2,210)           (6,972)           (6,918)
(Increase) decrease in other assets                                          (328)              113               279
Increase (decrease) in other liabilities                                     (731)              731              (740)
                                                                         ---------         ---------         ---------
    Net cash provided by operating activities                               4,797             6,484             4,194
                                                                         ---------         ---------         ---------

Cash flows from investing activities:
  Investment in subsidiaries                                                --                --               (3,750)
                                                                         ---------         ---------         ---------

Cash flows used in financing activities:
  Dividends paid                                                           (5,741)           (5,559)           (5,356)
  Stock options exercised                                                     310               436               650
                                                                         ----------        ----------        ---------
    Net cash used in financing activities                                  (5,431)           (5,123)           (4,706)
                                                                         ----------        ---------         ---------
Net increase (decrease) in cash and cash equivalents                         (634)            1,361            (4,262)
Cash and cash equivalents at beginning of year                              2,501             1,140             5,402
                                                                         ----------        ---------         ---------
Cash and cash equivalents at end of year                                   $1,867            $2,501            $1,140
                                                                         ==========        =========         =========
