Form 10-K, Exhibit 13
period 1996-12-31
MID AMERICA BANCORP/KY/
filed 1997-03-24
CIK 711083

Comparative Summary


Dollars In Thousands, Except Per Share Amounts                 1996        1995        1994
                                                           -----------------------------------
AT YEAR END
 Total assets                                              $1,420,933  $1,313,987  $1,213,990
 Total deposits                                               825,257     784,957     732,620
 Loans, net of unearned income                                804,182     748,565     699,396
 Total shareholders' equity                                   140,638     132,950     125,052

FOR THE YEAR
 Net income                                                   $15,029      $8,066     $12,612
 Cash dividends declared                                       $6,491      $5,741      $5,559
 Weighted average shares outstanding                            9,565       9,487       9,443


PER SHARE DATA
 Book value                                                    $14.92      $14.19      $13.39
 Market value                                                   19.00       17.50       16.00
 Cash dividends declared                                         0.69        0.61        0.59
 Net income                                                      1.57        0.85        1.34

SELECTED RATIOS
 Return on average total assets                                  1.14%       0.69%       1.11%
 Return on average shareholders' equity                         11.13        6.26       10.36
 Cash dividend payout ratio                                     43.95       71.76       44.03
 Average shareholders' equity to average total assets           10.28       10.99       10.71
 Allowance for loan losses to loans, net of unearned income      1.14        1.25        1.01



               MANAGEMENT'S DISCUSSION and ANALYSIS

                                OF

          FINANCIAL CONDITION and RESULTS OF OPERATIONS


     This discussion analyzes the results of operations and financial condition for Mid-America Bancorp and subsidiaries (the Company), including its primary subsidiary, Mid-America Bank of Louisville and Trust Company (the Bank). It should be read in conjunction with the consolidated financial statements and related notes presented on pages 25 to 44.

1996 COMPARED TO 1995

     Net income for 1996 was $15,029,000 or $1.57 per share compared with $8,066,000 or $.85 per share for 1995. For 1996, return on average total assets (ROA) was 1.14% and return on average equity (ROE) was 11.13%, compared with 1995 when the ROA was .69% and ROE was 6.26%.

     The principal factors that contributed to the increase in net income in 1996 compared to 1995 included the following:

          *Increased net interest income on a tax-equivalent basis of $4,964,000 resulting primarily from increases in earning assets. The impact of lower interest rates in 1996 than in 1995 did not have a negative impact on net interest income.

          *A decrease in the provision for loan losses of $5,633,000. In 1995 there was a significant provision for loan losses related to a group of non-performing real estate development loans to one borrower.

          *Securities gains of $129,000 in 1996, compared to securities losses of $665,000 in 1995.

          *A $1.8 million gain on the sale of part of the money order agent base of Mid-America Money Order Company, a wholly-owned subsidiary of the Company.

          *An increase in non-interest income, excluding securities transactions and the money order gain, of approximately
          6%.

          *An increase in salaries and benefits of 16% arising primarily from staffing changes in the fourth quarter of 1995, annual salary increases effective in April 1996 that averaged 4% and increases in certain benefit costs.

          *An increase in other operating expenses, excluding salaries and benefits and expenses in 1995 related to the aforementioned group of problem real estate loans, of less than 1%.

The discussion that follows explains in more detail the factors affecting 1996 operating results and changes in financial condition.





NET INTEREST INCOME

     Net interest income is the difference between interest income on earning assets and interest expense incurred for funding sources used to support earning assets. Earning assets include primarily loans and securities. The primary sources used to fund these assets include deposits, purchased and borrowed funds, and capital. The net interest spread is the difference between the average rate of interest earned on earning assets on a tax equivalent basis and the average rate of interest expensed on interest bearing liabilities. The net yield on earning assets is net interest income on a tax equivalent basis as a percent of the average balance of earning assets. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page 17.

     In 1996, net interest income on a tax equivalent basis increased $4,964,000 or 10% to $54,377,000. Net interest income was favorably impacted by increases in average earning assets. The impact of lower interest rates in 1996 than in 1995 did not have a negative impact on net interest income. The securities portfolio's yield increased as interest rates on securities purchased in 1996 exceeded the rates on matured and sold securities, which mitigated the effect of lower rates on the loan portfolio. The average yield on earning assets decreased from 8.45% in 1995 to 8.25% in 1996, which was accompanied by a decrease in the average rate on interest bearing liabilities from 4.84% in 1995 to 4.80% in 1996. The net interest spread was 3.45% in 1996 compared to 3.61% in 1995. The net yield on earning assets decreased in 1996 to 4.39% compared to 4.54% in 1995. The net yield on earning assets in 1996 was negatively impacted by an increase of approximately $104 million on an average basis in securities sold under agreements to repurchase (repurchase agreements) that are not considered a core funding source and, accordingly, have been matched primarily with lower yielding short-term assets. The average prime rate in 1996 was 8.27% compared to 8.83% in 1995.

     Average earning assets increased approximately $153 million or 14% in 1996 to $1.240 billion. The increase was centered in loans, which increased approximately $60 million or 8.5% to $768 million and short-term assets (federal funds sold and securities purchased under agreements to resell) which increased $85 million to $144 million. Also there was a minor increase in the average securities portfolio of approximately $7 million. The Company has been able to employ the growth in core funding sources in loans, as loan demand was strong. Non-core funding growth, previously discussed, contributed to the growth in short-term assets.

     In addition to the $104 million increase in repurchase agreements, the growth in average earning assets was supported by a $24 million increase in average interest bearing deposits and a $21 million increase in average non-interest bearing sources of funds, primarily money orders and similar payment instruments outstanding, demand deposits, and shareholders' equity. Average advances from the Federal Home Loan Bank decreased approximately $6 million as there were no new advances in 1996. Repurchase agreements, a short-term higher yielding collateralized instrument used by individual and corporate customers with large amounts of investable funds, averaged $253 million during 1996, and continue to be a significant funding source. Average non-interest bearing deposits, other liabilities and capital were 25% of average earning assets in 1996 compared to 27% in 1995.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page 18.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

     The provision for loan losses was $414,000 in 1996 compared to $6,047,000 for 1995. During 1996, the Company had net charge-offs of $565,000, compared to $3,774,000 in 1995, and a significant decrease in the level of non-performing loans. The level of non-performing loans at December 31, 1996, .54% of total loans, is consistent with the Company's historical levels prior to 1995. During 1995 the Company recorded a provision for loan losses of $5.7 million attributed primarily to losses associated with a group of loans totaling approximately $14.8 million to a Louisville-based real estate development firm. These loans were classified by management in 1995 as impaired and non-accrual and adjusted to fair value based on appraisals of the underlying real estate collateral. During 1995, charge-offs related to these loans aggregated $2.9 million. The allowance for loan losses related to this problem real estate loan situation and related loans at the end of 1995 of $1.9 million was established to cover a subordinated unsecured loan to the developer and an unsecured loan to an airline charter service controlled by the real estate developer. During 1996, favorable developments lead to the pay-off of the subordinated loan and the airline charter service loan became fully collateralized; accordingly, at December 31, 1996 there is not a specific allocation of the allowance for loan losses related to this problem loan situation from 1995. See "Non-Performing Assets".

     The allowance for loan losses is maintained at a level sufficient to absorb estimated probable credit losses in the loan portfolio, considering non-performing loans and overall economic conditions. In evaluating the allowance for loan losses, management considers its evaluation of the risk characteristics of the loan portfolio, including the impact of current economic conditions on the borrowers' ability to repay, past collection experience and such other factors which, in management's judgement, deserve current recognition. At December 31, 1996, the allowance for loan losses was 1.14% of loans outstanding compared to 1.25% at the end of 1995.

     During 1996, the growth in the loan portfolio was primarily in the commercial and financial loan category which increased $41 million or 12% from December 31, 1995 to December 31, 1996. While these loans are generally larger, the Company limits its risk exposure for these, as well as other categories of loans, by following conservative underwriting practices. The Company's aggregate net losses for this category of loans over the last 5 years have been approximately $1.2 million. Mortgage and other retail loan products also increased in 1996, while not adding any appreciable risk to the loan portfolio. These loans are generally on a secured basis and delinquencies and losses continue to be minimal. Real estate construction and development loans have declined since last year, while the underlying loan composition in this category remains diversified between residential and commercial properties.

     The table on page 10 is a summary of the Company's loan loss experience for each of the last three years.


ALLOWANCE FOR LOAN LOSSES

Dollars In Thousands                                               1996           1995           1994
                                                          ---------------------------------------------
Balance, January 1                                                $9,318         $7,045         $6,578
Provision for loan losses                                            414          6,047            712
Net loan charge-offs                                                (565)        (3,774)          (245)

                                                          ---------------------------------------------
Balance, December 31                                              $9,167         $9,318         $7,045
                                                          =============================================


Average loans                                                   $767,755       $707,898       $679,100
Loans at year-end                                                804,182        748,565        699,396
Non-performing loans at year-end                                   4,349         15,143          3,511
Impaired loans at year end (1)                                     3,424         14,328          -
Provision for loan losses to average loans                          0.05%          0.85%          0.10%
Net charge-offs to average loans                                    0.07           0.53           0.04
Allowance for loan losses to average loans                          1.19           1.32           1.04
Allowance for loan losses to year-end loans                         1.14           1.25           1.01

(1) Impaired loan designation not required prior to 1995.


NON-INTEREST INCOME

     Non-interest income increased $3.3 million or 30% in 1996 compared to 1995. The substantial increase in 1996 is partially attributed to a $1.8 million gain related to the sale of part of the money order business of Mid-America Money Order Company (MOC). Western Union Financial Services, Inc., exercised a contractual option to purchase part of the money order business from MOC. The purchase of this business by Western Union involved approximately one-third of MOC's agent base and volume. However, the Company does not expect the profit level of MOC to decline in the same proportion as the lost volume because this portion of the agent base accounted for the lowest profit margin segment in the MOC portfolio and the sale will permit some cost reductions. In addition to this transaction, the Company had securities gains in 1996 aggregating $129,000 compared to securities losses of $665,000 in 1995. Excluding the money order gain and securities gains and losses from each period, non-interest income increased approximately 6% in 1996, compared to 1995.

     Service charges on deposits, the largest component of non-interest income, were $4.6 million in 1996, an increase of 1.6% over 1995. During 1996, the Company was able to slightly increase its number of transaction accounts, however there was a shift to packaged and fixed fee accounts which generally generate lower fees per account. During 1996, the Company redesigned its consumer transaction account product base and increased the level of regular advertising for these products. These efforts have reversed the Company's experience in recent past years, where the number of transaction accounts had been declining.

     Trust income increased $182,000 or 19% in 1996 when compared to 1995. The 26% growth in personal and corporate trust revenues caused the overall increase in trust income, as the stock transfer portion of trust income of $282,000 was relatively unchanged from 1995. The increase in personal and corporate trust revenues is attributed to on-going business development efforts and a Bank-wide referral incentive program.

     Money order fees were $3.8 million in 1996, a 2% decline compared to 1995. The decline is attributed to the previously discussed agent base sale to Western Union. Aside from this sale, MOC continued to expand its remaining agent base (9%) and increase items issued (10%) in 1996. MOC provides the Company with a unique source of non-interest income, as well as a non-interest bearing source of funds, which averaged approximately $62 million for 1996. MOC had net income, excluding the gain on the agent base sale, of $1,240,000 in 1996, compared to $826,000 in 1995.

     Other non-interest income, excluding the money order gain, increased $550,000. The increase is attributed to income on the Company's new debit card product of $167,000, increased ATM fees of $108,000 resulting from a new surcharge fee from non-customer usage of the Company's 39 machine ATM network, and $234,000 of gains on the disposition of other real estate owned.

     Net securities gains of $129,000, included gross securities losses of $1,112,000 and gross securities gains of $1,241,000. In connection with the Company's efforts to extend maturities, increase yields, and change the composition of its securities portfolio, numerous sales and reinvestment transactions were undertaken during 1996.

OTHER OPERATING EXPENSES

     Other operating expenses increased $2,733,000 or 6.5% to $44,577,000 from $41,844,000 in 1995. This increase was primarily associated with increases in personnel costs, expenses related to an increased level of advertising, and expenses related to a bank-wide consulting project directed at improved productivity, fee revenue maximization and expense reductions. Excluding the increase in salaries and benefits and 1995 expenses related to the aforementioned problem real estate loans, the aggregate of the other components of other operating expenses increased only $172,000 or less than 1%.

     Salaries and benefits increased $3,561,000 or 16% to
$25,850,000.   The increase in salaries and benefits in 1996 is
related to several factors as follows:

          *Annual salary increases that averaged 4% were effective in April 1996.

          *The addition of a Vice-Chairman and Chief Executive Officer and several senior commercial and real estate lending officers in the fourth quarter of 1995, whereas a full year salary impacted 1996 compared to a quarter or less impact in 1995.

          *An increase in average full-time equivalent employees
          (FTE) from 648 during 1995 to 658 in 1996. Even though average FTE increased, the Company has reduced FTE from a high in July 1996 of 677 FTE to 630 FTE at the end of 1996. The decrease in FTE relates to the Company's efforts to increase productivity, increase efficiency and reduce costs. Most of the decrease has been accomplished through attrition, however some positions were eliminated with a related severance cost of approximately $325,000.

          *The implementation of a new performance bonus program available to senior officers (vice president and above) that increased benefits in 1996 compared to 1995. No bonus expense existed in 1995 due to the decline in net income in 1995.

          *An increase in pension costs attributed to the increased salary base and a lower discount rate for actuarial calculations.

     Occupancy, and furniture and equipment expenses both reflected minor decreases in 1996 compared to 1995. Occupancy expense of $2.9 million declined $14,000 and furniture and equipment expenses of $4.7 million declined $184,000 in 1996 compared to 1995. Management monitors and controls the level of capital expenditures and this control limits the level of increase in depreciation and maintenance from year to year. Each capital project is subject to rigorous cost/benefit analysis. In 1996, a portion of the decrease in furniture and equipment expenses was related to depreciation and maintenance of the money order machines that were sold to Western Union.

     The other expenses category of other operating expenses includes advertising and marketing, operating supplies, professional fees, taxes other than income taxes, deposit insurance and other expenses. Other operating expenses decreased $630,000 in 1996 compared to 1995. Excluding 1995 expenses related to the aforementioned group of problem real estate loans, other expenses increased $370,000 or 3.5% in 1996. Advertising and marketing expenses of $1,262,000 increased $558,000 or 79% in 1996 compared to 1995, as the Company increased its level of regular advertising for loan and deposit product promotions in 1996. The Company plans to continue this increased level of advertising and promotion in its efforts to increase retail market share. Operating supplies expenses declined in 1996 partially as a result of the installation of a new inventory and requisitioning system that controlled usage and order levels and a paper and forms reduction program made possible by utilization of a new document imaging system. Additionally, supplies expenses at MOC declined $186,000 as a result of the lower agent base subsequent to the Western Union transaction. Professional fees increased $659,000 in 1996 compared to 1995, with legal fees declining $386,000 as the level of legal fees associated with the group of problem real estate loans previously discussed declined after the bankruptcy settlement in early 1996. Professional fees were also impacted by $870,000 of expenses related to the previously mentioned consulting project and a separate consulting project related to the Company's teller automation program scheduled for implementation in the first half of 1997. Bank, property and other taxes increased $251,000 or 18% as a result of the change in the basis for the Kentucky bank tax which increased the related expenses approximately $200,000. Deposit insurance costs declined $835,000 in 1996 compared to 1995, as the FDIC decreased the rate of deposit insurance during the last half of 1995. Other expenses, which decreased approximately $784,000 in 1996 compared to 1995, included a decreased level of funding for the Company's charitable trust ($187,000), increased travel and entertainment ($65,000) and the absence of expenses in 1995 related to certain legal matters ($500,000).

INCOME TAXES

     The effective tax rates were 32.7%, 29.5%, and 31.3%, for 1996, 1995, and 1994, respectively. The difference between the statutory and the effective tax rates was principally attributable to the tax-exempt status of interest income on obligations of states and political subdivisions and certain loans. These tax free sources of income were a smaller proportion of the increased level of income before tax in 1996 and caused the higher effective tax rate.

BALANCE SHEET

     Total assets were $1.421 billion at December 31, 1996, compared with $1.314 billion one year ago. Total assets averaged $1.314 billion during 1996, an increase of approximately $143 million, or 12% over 1995. Average earning assets increased approximately $153 million or 14% to $1.240 billion in 1996. Increased loan volume and securities purchased under agreements to resell accounted for a substantial portion of the increase in earning assets.

SECURITIES

     The Company's securities portfolio includes obligations of the U.S. Government and its agencies, collateralized mortgage obligations (CMOs), obligations of various states and political subdivisions, corporate debt securities, and equity securities (Federal Reserve Bank and Federal Home Loan Bank stock). At December 31, 1996, securities available for sale totaled approximately $336 million. These securities had unrealized holding losses during 1996 of approximately $2.5 million that resulted in a decrease in shareholders' equity of approximately
$1.6 million on a net of tax basis.   During 1996, the Company
restructured the composition of its securities portfolio to extend the average life and increase the yield of the portfolio. This activity was coordinated with overall balance sheet management issues and was further designed to minimize the impact of interest rate changes on the securities portfolio. In connection with this activity, U.S. Treasury and Agency securities were decreased approximately $68 million, while obligations of state and political subdivision, and CMOs increased approximately $30 million and $86 million, respectively. The CMOs in the portfolio aggregate approximately $101 million and have an estimated weighted average life of 3.6 years. The cash flows for the CMOs are relatively predictable and stable.

     Securities classified as held to maturity were $75 million at December 31, 1996 and had net unrealized gains of $196,000. These securities, with a weighted average life of .28 years, were purchased with the intent to hold to maturity.

     The securities portfolio is utilized for pledging requirements on certain borrowings and public and fiduciary deposits, and provides liquidity from scheduled maturities.

LOANS

     Total loans and leases, net of unearned income, were $804
million at December 31, 1996, an increase of approximately $56 million or 7% compared to December 31, 1995. Average loans increased approximately $60 million or 8%, to $768 million in 1996 from $708 million in 1995.

      Real estate mortgage loans were approximately $295 million at December 31, 1996, up approximately 4% from a year ago. The Company has been a market leader in home equity financing which contributes to this concentration in the loan portfolio. Real estate mortgages are principally in the metropolitan Louisville, Kentucky area. This market has not experienced significant inflation or deflation in real estate prices.

     Commercial and financial loans increased $41 million to approximately $387 million, as the Company continues to emphasize lending to businesses in the community. The significant categories of commercial and financial borrowers are health services, religious organizations, bank holding companies, wholesalers of durable goods, and permanent financing on commercial real estate.

     During 1996, construction and development loans decreased approximately $6 million to approximately $56 million. Excluding the impact of the previously discussed group of problem real estate loans that were transferred to other real estate during 1996, this category of loans increased approximately $6 million during 1996 as demand for this type of financing in the Company's market remained strong. These loans are principally for the development of residential housing tracts, office buildings and shopping centers.

     Consumer loans increased approximately $9 million or approximately 16% in 1996 to $67 million. The Company emphasized consumer lending in 1996 with a new marketing approach, increased advertising, and competitively priced products.

     The Company has no foreign loans and lends principally within its metropolitan area.

NON-PERFORMING ASSETS

     Non-performing assets include non-accrual loans, loans 90 days or more past due and other real estate held for sale. At December 31, 1996, non-performing assets totaled $13,926,000 compared with $16,228,000 at December 31, 1995. Information with respect to non-performing loans and assets is presented in the table above.

     The accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or generally when a default of interest or principal has existed for 90 days or more, unless the loan is fully secured and in the process of collection. At December 31, 1996, there were loans of approximately $11.7 million for which payments were current or less than 90 days past due where borrowers are currently experiencing financial difficulties. These loans are subject to management review and are considered in determining the adequacy of the allowance for loan losses.

     In 1996, the level of non-performing loans decreased from $15.1 million at the end of 1995 to approximately $4.3 million at the end of 1996. Of these non-performing loans at December 31, 1996, $3.4 million are classified as impaired. In April 1996, the Company obtained from bankruptcy court, title to properties related to $11.9 million of non-performing loans at December 31, 1995. The carrying value of these properties and other properties acquired from the bankruptcy court and transferred to other real estate owned was approximately $15.2 million. At December 31, 1996, the carrying value of these properties has been reduced to $9.4 million as a result of property sales. The Company has a contract for additional property sales expected to close in March 1997 that will further reduce the carrying value by approximately $500,000. Also, the Company has a sales contract for a portion of these properties with a carrying value of approximately $1.5 million, that is contingent on zoning changes which are not expected to be resolved until the middle of 1997. These properties had previously been adjusted to fair value based on appraisals and current contracts support appraised values. Management intends to continue to provide for the orderly development and marketing of these properties in a manner designed to maximize the value thereof to the Company.

     Management has carefully evaluated its risk, including consideration of underlying collateral values based on current market conditions, with respect to non-accrual loans, loans past due 90 days or more, and potential problem loans.

     Other real estate held for sale increased to $9.6 million at December 31, 1996. During 1996, other real estate acquired in settlement of loans aggregated $12.5 million, including the $11.9 million discussed above, and sales of other real estate aggregated $7.7 million.


NON-PERFORMING ASSETS

Dollars In Thousands                                                    December 31
                                                  -------------------------------------------------------
                                                       1996       1995       1994       1993       1992
                                                     --------   --------   --------   --------   --------
Loans accounted for on a non-accrual basis            $3,424    $14,301     $2,705     $2,695     $4,453
Loans contractually past due ninety days or more
  as to interest or principal payments                   925        842        806      1,177      1,376
                                                     --------   --------   --------   --------   --------
    Total non-performing loans                         4,349     15,143      3,511      3,872      5,829
Other real estate held for sale                        9,577      1,085      2,385      2,970      3,561
                                                     --------   --------   --------   --------   --------
    Total non-performing assets                      $13,926    $16,228     $5,896     $6,842     $9,390
                                                     ========   ========   ========   ========   ========
Non-performing loans to total loans                     0.54%      2.02%      0.50%      0.59%      1.00%
Non-performing assets to total assets                   0.98       1.24       0.49       0.59       0.90
Allowance for loan losses to non-performing loans     210.78      61.53     200.66     169.89     103.28


At December 31, 1996, loans classified as impaired aggregated $3,424,000 and included all non-accrual loans. At December 31, 1995, impaired loans aggregated $14,328,000.

DEPOSITS

     Total deposits increased approximately $40 million to $825 million on December 31, 1996, compared to $785 million at December 31, 1995. Deposits also increased on an average basis during 1996, increasing approximately $27 million to $773 million. During 1996, the Company undertook several measures to increase its deposit balances: Consumer checking products were redesigned, simplified and repriced, commercial cash management services were enhanced and expanded, new high rate/high minimum balance transaction and saving account products were developed and product and rate advertising campaigns were consistently used. Average interest bearing deposits for the year increased from $646 million to $670 million. During 1996, in addition to the inflow of new money for our competitively priced time deposits, there was a continued shift of interest bearing demand deposits to higher rate savings and time deposits. Average non-interest bearing deposits increased approximately 4% to $103 million. Large certificates of deposit on an average basis increased approximately 5% to $65 million during 1996, from $62 million during 1995. Included in large certificates of deposit at December 31, 1996 and 1995, are retail brokered certificates of deposit of approximately $10 million issued in June 1994.

ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Federal Home Loan Bank advances decreased from $75 million at the end of 1995 to $69 million at the end of 1996, as no new advances were used during 1996. Prior to 1995, the Company used this source of fixed rate funds to match its fixed rate mortgage loan products when interest rates were at lower levels in the early 1990's.

MONEY ORDERS AND SIMILAR PAYMENT INSTRUMENTS OUTSTANDING

     Money orders and similar payment instruments outstanding at December 31, 1996 were $77 million, down approximately $3 million compared to the end of 1995. The sale of the program agent base to Western Union caused this decline. On an average basis, these items increased approximately $6 million to $62 million in 1996 compared to 1995. Money orders and similar payment instruments outstanding continue to be a significant source of non-interest bearing funds for the Company.

INTEREST SENSITIVITY MANAGEMENT

     Interest rate risk at any time interval may be measured in absolute dollars by examining the gap position, or difference between interest-sensitive assets and liabilities. A positive gap, which arises when interest-sensitive assets exceed interest-sensitive liabilities in designated time frames, will result in a greater proportion of assets than liabilities repricing with changes in market interest rates. A positive gap is normally advantageous when market rates are rising. A negative gap, where interest-sensitive liabilities exceed interest-sensitive assets, is normally advantageous when market interest rates are declining. Asset/ liability management strategies attempt to control exposure to these interest rate risks.

     The Company began using interest rate swap contracts as part of its overall asset/liability management process during 1995. Interest rate swaps are agreements with a counterparty to exchange periodic interest payments that are calculated on a notional principal amount. At December 31, 1996, the Company had interest rate swap contracts with notional amounts totaling $150 million, with a weighted average maturity of 3.2 years. Under these contracts the Company pays the floating prime rate, 8.25% at December 31, 1996, and receives a weighted average fixed rate of 8.56%.

     The interest sensitivity of the Company's earning assets and interest bearing liabilities at December 31, 1996 is shown on the table on page 19. This gap table reflects the rate sensitive position at the end of the year and is not necessarily reflective of positions throughout the year. The carrying amount of interest sensitive assets and liabilities and the notional amounts of interest rate swaps are presented in the periods in which they next reprice to market rates or mature. Variable rate assets and liabilities are distributed based on the repricing frequency of the instrument. In managing interest sensitivity, the Company determines the repricing characteristics of non-maturity deposits based on historical responses to changes in market interest rates. Accordingly, the gap table presents 30% of interest bearing demand and 20% of savings deposits in the 0 to 90 Days category with the remainder in the over 5 Years category. The cumulative negative gap position in the less than one year category of (.24%) at December 31, 1996, has been reduced from a positive gap of 6.76% at the end of last year as management has used on-and off-balance-sheet management strategies to reduce the Company's exposure to interest rate changes.

     Gap alone does not accurately quantify the effects of changes in interest rates on interest income, since changes in interest rates do not occur simultaneously or equally to all assets or liabilities in a category. Management supplements traditional gap analyses with computer simulation modeling to estimate the financial impact of rate changes.

SHAREHOLDERS' EQUITY

     Shareholders' equity increased $7.7 million to $140,638,000 at December 31, 1996. Average shareholders' equity increased $6 million to $135 million and was 10.3% of average total assets for 1996. The Company's primary source of capital is net income, net of dividends paid. Shareholders' equity was impacted by the depreciation of securities available for sale, which reduced shareholders' equity during 1996 by $1.6 million.

     Bank regulators monitor capital adequacy under risk based capital guidelines which place assets and certain off-balance-sheet activities in various categories of risk with varying weights. Also, a minimum leverage ratio, based on shareholders' equity as a percentage of total assets, is required. As of December 31, 1996 and 1995, the Company's capital ratios exceeded required minimums and placed the Company in the "Well Capitalized" category. Refer to Note M to the consolidated financial statements for regulatory capital information.

LIQUIDITY MANAGEMENT

     Liquidity management represents the Company's ability to generate cash or otherwise obtain funds at a reasonable price to satisfy commitments to borrowers as well as the demands of depositors. Funds are available from a number of sources, including the securities portfolio, the core deposit base and the ability to attract large deposits and repurchase agreements. The Company's short-term investments, which include federal funds sold, securities purchased under agreements to resell and securities maturing within one year, are approximately 20% of total assets. Short-term investments are approximately 81% of non-core liabilities, which consist of federal funds purchased, securities sold under agreements to repurchase and large certificates of deposit. The Company's net short-term non-core fund dependence, a measure of non-core liabilities, net of short-term investments, supporting loans and the securities portfolio, averaged approximately 8.9% during 1996. In the opinion of management, incremental funding sources are sufficient to meet known or reasonably anticipated funding requirements.

     During 1996, financing and operating activities adequately supported the investing activities of the Company. Investing activities, primarily loans to customers and securities transactions, have been funded by increased deposits, securities sold under agreements to repurchase and operating activities, including net income and increases in money orders and similar payment instruments outstanding.

     The liquidity of the holding company is impacted primarily by the ability of its principal subsidiary, the Bank, to pay dividends. During 1996, the Bank paid $19.3 million of dividends to the holding company. Dividends above historical levels were paid to the holding company in 1996 to minimize state based bank taxes in the future. Certain regulatory restrictions limit the amount of dividends the Bank may pay. Additional information about these restrictions is in Note M to the consolidated financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     During 1996, The Financial Accounting Standards Board issued FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of assets that are sales from transfers that are secured borrowings. The Statement requires that liabilities incurred by transferors as part of a transfer be measured at fair value and that any retained interest in transferred assets be measured by allocating the previous carrying amount between the assets sold and retained interest based upon their relative fair values at the date of the transfer. The Statement also requires that debtors reclassify financial assets pledged as collateral and that secured parties recognize those assets and their obligations to return them in certain circumstances in which the secured party has taken control of those assets.

     Certain provisions of Statement No. 125 have been deferred for one year, to after December 31, 1997, by the issuance of FASB Statement No. 127, "Deferral of the Effective Dates for Certain Provisions of FASB Statement No. 125." Management believes the potential effects of FASB Statement No. 125 will not be significant to its financial position or results of operations.

1995 COMPARED TO 1994

     Net income for 1995 was $8,066,000 or $.85 per share compared with $12,612,000 or $1.34 per share for 1994. The decrease in 1995 was attributed primarily to an increase in the provision for loan losses from $712,000 in 1994 to $6,047,000 in 1995. This increased provision for loan losses related primarily to a group of non-performing loans to a Louisville-based real estate development firm. For 1995, return on average total assets (ROA) was .69% and return on average equity (ROE) was 6.26%, compared with 1994 when the ROA was 1.11% and ROE was 10.36%.

NET INTEREST INCOME

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

     Average earning assets increased approximately $28 million or 3% in 1995 to $1.087 billion. The increase was centered in loans, which increased approximately $29 million or 4% to $708 million. Also there was a slight increase in the average securities portfolio of approximately $6 million. Changes in the composition and amounts of earning assets arose in part from management's response to the interest rate environment in 1995, where such changes were necessary to maintain a proper match among assets and liabilities, while increasing the yield on investable funds.

     The growth in average earning assets was supported by a $6.6 million increase in average interest bearing deposits and increases in non-interest bearing sources of funds, primarily money orders and similar payment instruments outstanding and demand deposits, of $28 million. Average advances from the Federal Home Loan Bank decreased approximately $4 million as no new advances were taken in 1995. Repurchase agreements decreased 2% in 1995, while continuing to be a significant funding source. Non-interest bearing deposits, other liabilities and capital were 27% of earning assets in 1995 compared to 24.5% in 1994.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page 18.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

     The provision for loan losses was $6,047,000 in 1995 compared to $712,000 for 1994. During 1995, the Company had net charge-offs of $3,774,000, compared to $245,000 in 1994, and an increase in the level of non-performing loans. During the third quarter of 1995, the Company recorded a provision for loan losses of $5.7 million attributed primarily to losses associated with the aforementioned group of loans totaling approximately $14.8 million to a Louisville-based real estate development firm. These loans were classified by management as impaired and non-accrual and adjusted to fair value based on appraisals of the underlying real estate collateral. During 1995, charge-offs related to these loans aggregated $2.9 million.

     At December 31, 1995, the allowance for loan losses was 1.25% of loans outstanding compared to 1.01% at the end of 1994.

NON-INTEREST INCOME

     Non-interest income decreased $408,000 or 3.5% in 1995
compared to 1994.   Money order fees were $3.9 million, an increase
of $524,000 or 15.7% compared to 1994. During 1995, the agent base of MOC increased 16% to 3306 agent sites, which contributed to the 27% increase in items issued. MOC had net income of $826,000 in 1995, compared to $562,000 in 1994, with such increase attributed to increased fee revenue and increased interest income.

     Service charges on deposits were $4.5 million in 1995, down 1.4% from 1994. During 1995, the Company had an increase in the number of transaction and savings accounts, however most of the increase related to packaged and fixed fee accounts which generally generate lower fees per account.

     Total trust income declined 14.5% during 1995 when compared to 1994. Personal and corporate trust revenues increased 7.8% in 1995 as business development activities started to yield new customers. The stock transfer portion of trust income declined 43% to $281,000 in 1995 due to a declining customer base and the absence of non-recurring special project fees that were realized in 1994.

     In December 1995, the Company realized a loss of $636,000 on the sale of approximately $90 million of its available for sale securities. The proceeds from these sales were reinvested in securities that extended the overall life and rate of return of the securities portfolio. Other sales during the year added net losses of $29,000. There were no other individually significant components of other non-interest income and such components did not fluctuate significantly between 1995 and 1994.

OTHER OPERATING EXPENSES

     Other operating expenses increased $4,252,000 or 11.3% to $41,844,000 from $37,592,000 in 1994. This increase was primarily associated with increases in personnel costs, expenses related to technology improvements and maintenance, facilities remodeling and expansion, and the group of problem real estate loans previously discussed.

     Salaries and benefits increased $1,751,000 or 8.5% to $22,289,000. This increase was attributed to several factors, including annual salary adjustments that were effective at the beginning of the year, an increase in average FTE from 639 in 1994 to 648 in 1995, and the addition of several senior commercial and real estate lending officers and a new Vice-Chairman and Chief Executive Officer in the fourth quarter of 1995. A decline in a portion of salaries and benefits in 1995 of approximately $350,000 related to management bonuses in 1994 and the absence of such bonuses in 1995. Another factor influencing salaries and benefits was an increase in health insurance costs of approximately $405,000 due to higher claim levels.


     Occupancy and furniture and equipment expenses both increased in 1995 compared to 1994. Occupancy expense, up $349,000 or 13.3% in 1995, was impacted primarily by increased rent expense related to expanded space at the Company's main office facility, and at the money order company subsidiary's office location, and increased amortization and maintenance expenses associated with leasehold improvements at these locations. Furniture and equipment expenses increased $633,000 or 15% in 1995 compared to 1994 and reflected increased depreciation and routine maintenance associated with technology equipment additions/upgrades and additional money order equipment.

     Other operating expenses increased $1.5 million or 14.9% in 1995 compared to 1994. Printing and supplies expenses increased $431,000 in 1995 compared to 1994, with approximately $300,000 of the increase related to the money order company subsidiary forms and other supplies usage that accompanied the sales volume increase. Professional fees increased $654,000 in 1995 compared to 1994, with $500,000 of the increase attributed to legal fees associated with the problem real estate loan situation previously discussed. Deposit insurance costs declined $794,000 in 1995 compared to 1994 as the FDIC decreased the rate of deposit insurance during 1995. Other expenses, which increased approximately $1.3 million in 1995 compared to 1994, included increased advertising and marketing expenses ($108,000), increased donations ($336,000), money order company subsidiary collection losses ($215,000) and expenses related to certain legal matters ($500,000).


AVERAGE BALANCES AND YIELDS/RATES TAX EQUIVALENT BASIS

Dollars In Thousands                                1996                          1995                          1994
                                        ----------------------------- ----------------------------- -----------------------------
                                        Average              Yields/  Average              Yields/  Average              Yields/
                                        Balance     Interest Rates    Balance     Interest Rates    Balance     Interest Rates
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
EARNING ASSETS:
   Securities:
    U.S. Treasury and
     government agencies                  $197,404  $12,066     6.13%   $259,137  $13,903     5.36%   $260,077  $11,301     4.32%
    States and political
     subdivisions                           25,771    2,040     7.92      11,742      958     8.18       6,390      525     8.22
    Corporate and other                    104,688    6,414     6.14      49,653    3,076     6.18      47,713    2,808     5.87
   Federal funds sold                       31,294    1,700     5.43      40,177    2,389     5.95      32,155    1,409     4.38
   Securities purchased under
    agreements to resell                   113,110    6,059     5.36      18,740    1,105     5.90      33,767    1,345     3.98
   Loans, net of unearned income           767,755   74,077     9.65     707,898   70,433     9.95     679,100   63,260     9.32
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total earning assets               1,240,022  102,356     8.25%  1,087,347   91,864     8.45%  1,059,202   80,648     7.60%
NON-EARNING ASSETS:
   Allowance for loan losses                (9,250)                       (7,564)                       (6,649)
   Cash and due from banks                  30,708                        44,494                        47,814
   Other                                    52,858                        47,452                        36,198
                                        -----------                   -----------                   -----------
      Total assets                      $1,314,338                    $1,171,729                    $1,136,565
                                        ===========                   ===========                   ===========
INTEREST BEARING LIABILITIES:
   Deposits:
    Demand deposits                       $201,053    5,940     2.95%   $204,927    6,356     3.10%   $240,828    6,166     2.56%
    Savings deposits                        81,854    2,221     2.71      79,282    2,077     2.62      85,852    2,161     2.52
    Certificates of deposit
     $100,000 and over                      65,319    4,044     6.19      61,970    4,002     6.46      31,272    1,654     5.29
    Other time deposits                    321,550   18,457     5.74     300,001   16,810     5.60     281,621   13,515     4.80
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing deposits      669,776   30,662     4.58     646,180   29,245     4.53     639,573   23,496     3.67
   Federal funds purchased and
    securities sold under
    agreements to repurchase               256,826   12,887     5.02     152,488    8,420     5.52     155,039    6,147     3.96
   Advances from the Federal Home
    Loan Bank                               72,303    4,430     6.13      78,526    4,786     6.09      82,373    4,950     6.01
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing liabilities   998,905   47,979     4.80%    877,194   42,451     4.84%    876,985   34,593     3.94%

NON-INTEREST BEARING LIABILITIES:
   Demand deposits                         103,000                        99,207                        95,575
   Other                                    77,348                        66,540                        42,300
                                        -----------                   -----------                   -----------
      Total liabilities                  1,179,253                     1,042,941                     1,014,860
SHAREHOLDERS' EQUITY                       135,085                       128,788                       121,705
      Total liabilities and             -----------                   -----------                   -----------
       shareholders' equity             $1,314,338                    $1,171,729                    $1,136,565
                                        ===========                   ===========                   ===========
NET INTEREST INCOME                                 $54,377                       $49,413                       $46,055
                                                    ========                      ========                      ========
NET INTEREST SPREAD                                             3.45%                         3.61%                         3.66%
NET YIELD ON EARNING ASSETS                                     4.39%                         4.54%                         4.34%
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


INTEREST INCOME AND INTEREST EXPENSE
VOLUME AND RATE CHANGES FOR THE YEARS 1996 AND 1995 TAX EQUIVALENT BASIS

In Thousands                           Net Change    Due to      Due to    Net Change    Due to      Due to
                                       1996/1995     Volume       Rate     1995/1994     Volume       Rate
                                      -----------------------------------------------------------------------
INCREASE (DECREASE)
Interest Income:
   Securities                             $2,583        $407      $2,176      $3,303        $304      $2,999
   Federal funds sold                       (689)       (496)       (193)        980         403         577
   Securities purchased under
    agreements to resell                   4,954       5,064        (110)       (240)       (737)        497
   Loans, net of unearned income           3,644       5,823      (2,179)      7,173       2,753       4,420
                                      -----------------------------------------------------------------------
      Total interest income               10,492      10,798        (306)     11,216       2,723       8,493

Interest Expense:
   Deposits:
    Demand deposits                         (416)       (118)       (298)        190      (1,000)      1,190
    Savings deposits                         144          68          76         (84)       (170)         86
    Certificates of deposit
     $100,000 and over                        42         211        (169)      2,348       1,916         432
    Other time deposits                    1,647       1,229         418       3,295         923       2,372
   Federal funds purchased and
    securities sold under
    agreements to repurchase               4,467       5,297        (830)      2,273        (103)      2,376
   Advances from the Federal Home
    Loan Bank                               (356)       (381)         25        (164)       (233)         69
                                      -----------------------------------------------------------------------
      Total interest expense               5,528       6,306        (778)      7,858       1,333       6,525
                                      -----------------------------------------------------------------------
CHANGE IN NET INTEREST INCOME             $4,964      $4,492        $472      $3,358      $1,390      $1,968
                                      =======================================================================


The volume/rate variance is allocated to the volume and rate categories based upon the absolute value of volume and rate variances before the allocation.


INTEREST RATE SENSITIVITY ANALYSIS

Dollars In Thousands                                                                                  Non-interest
December 31, 1996                             0-90       91-180     181-365       1-5        Over 5     Bearing
                                              Days        Days        Days       Years       Years       Funds        Total
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
ASSETS
  Loans, net of unearned income              $395,708     $14,189     $57,134    $177,326    $156,401      $3,424   $804,182
  Securities                                  102,488      31,028      35,661     183,862      58,634                411,673
  Federal funds sold                           20,200                                                                 20,200
  Securities purchased under
     agreements to resell                     110,000                                                                110,000
  Other assets                                                                                             74,878     74,878
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total assets                              628,396      45,217      92,795     361,188     215,035      78,302  1,420,933
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
SOURCES OF FUNDS
  Deposits:
    Demand deposits                            60,104                                         140,237                200,341
    Savings deposits                           18,795                     730                  75,179                 94,704
    Time deposits                              69,193      77,406      97,715     145,238      12,957                402,509
  Securities sold under
    agreements to repurchase                  276,440       9,508                                                    285,948
  Federal funds purchased                       4,000                                                                  4,000
  Advances from the Federal Home
    Loan Bank                                   1,457       1,479       2,941      27,481      35,684                 69,042
  Other liabilities and non-interest
    bearing deposits                                                                                      223,751    223,751
  Shareholders' equity                                                                                    140,638    140,638
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total sources of funds                    429,989      88,393     101,386     172,719     264,057     364,389  1,420,933
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Asset / liability gap                     198,407     (43,176)     (8,591)    188,469     (49,022)   (286,087)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    Interest rate swap contracts affecting
       interest rate sensitivity             (150,000)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    INTEREST SENSITIVITY GAP                   48,407     (43,176)     (8,591)    188,469     (49,022)   (286,087)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    CUMULATIVE INTEREST SENSITIVITY GAP       $48,407      $5,231     ($3,360)   $185,109    $136,087
                                           =========== =========== =========== =========== ===========
CUMULATIVE INTEREST SENSITIVITY GAP
  AS A PERCENT OF TOTAL ASSETS                   3.41%       0.37%      (0.24%)     13.03%       9.58%

RATE-SENSITIVE ASSETS TO RATE-
  SENSITIVE LIABILITIES                          1.11X       0.51X       0.92X       2.09X       0.81X



SUMMARY OF FINANCIAL DATA

In Thousands, Except Per Share Amounts                      Years Ended December 31
                                       -----------------------------------------------------------------
                                            1996         1995         1994         1993        1992
                                       -----------------------------------------------------------------
Total interest income                      $100,785      $90,595      $79,652      $71,302      $70,487
Total interest expense                       47,979       42,451       34,593       30,752       35,299
                                       -----------------------------------------------------------------
Net interest income                          52,806       48,144       45,059       40,550       35,188
Provision for loan losses                       414        6,047          712          390          650
                                       -----------------------------------------------------------------
Net interest income after
  provision for loan losses                  52,392       42,097       44,347       40,160       34,538
Non-interest income                          14,527       11,191       11,599       10,942       11,357
Other operating expenses                     44,577       41,844       37,592       34,276       32,252
                                       -----------------------------------------------------------------
Income before income taxes                   22,342       11,444       18,354       16,826       13,643
Income tax expense                            7,313        3,378        5,742        5,253        4,122
                                       -----------------------------------------------------------------
Net income                                  $15,029       $8,066      $12,612      $11,573       $9,521
                                       =================================================================
Per common share:
  Net income:
     Primary                                  $1.58        $0.85        $1.34        $1.23        $1.04
     Fully Diluted                            $1.57        $0.85        $1.34        $1.23        $1.04
  Cash dividends declared                      0.69         0.61         0.59         0.58         0.49


                                                                  December 31
                                       -----------------------------------------------------------------
                                            1996         1995         1994         1993        1992
                                       -----------------------------------------------------------------
Loans, net of unearned income              $804,182     $748,565     $699,396     $657,568     $583,267
Total assets                              1,420,933    1,313,987    1,213,990    1,169,023    1,041,649
Total deposits                              825,257      784,957      732,620      729,449      689,377
Total shareholders' equity                  140,638      132,950      125,052      119,590      112,629



QUARTERLY FINANCIAL DATA

In Thousands, Except                  1996                              1995                             1994
Per Share Amounts       --------------------------------------------------------------------------------------------------
                        First   Second  Third   Fourth   First   Second  Third   Fourth   First   Second  Third   Fourth
                        -------------------------------- -------------------------------- --------------------------------
Total interest
  income                $24,559 $25,023 $25,307 $25,896  $22,104 $22,787 $22,103 $23,601  $18,310 $19,507 $20,325 $21,510
Total interest
  expense                11,728  11,942  11,908  12,401   10,458  10,676  10,484  10,833    7,881   8,351   8,931   9,430
Provision for
  loan losses              ---      104     303       7      102     127   5,718     100      100     102     150     360
Net interest income      ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
  after provision for
  loan losses            12,831  12,977  13,096  13,488   11,544  11,984   5,901  12,668   10,329  11,054  11,244  11,720

Non-interest income       4,221   3,031   3,971   3,304    2,762   2,854   2,936   2,639    2,691   2,707   2,829   3,372
Other operating
  expenses               10,684  10,433  11,789  11,671   10,208  10,187  11,260  10,189    9,284   9,594   9,624   9,090

                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Income (loss) before
  income taxes            6,368   5,575   5,278   5,121    4,098   4,651  (2,423)  5,118    3,736   4,167   4,449   6,002
Income taxes              2,051   1,868   1,800   1,593    1,278   1,440    (947)  1,607    1,089   1,279   1,371   2,003
                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Net income (loss)        $4,317  $3,707  $3,478  $3,527   $2,820  $3,211 ($1,476) $3,511   $2,647  $2,888  $3,078  $3,999
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======
Per common share
 Net income (loss)
  Primary                 $0.45   $0.39   $0.37   $0.37    $0.30   $0.34  ($0.16)  $0.37    $0.28   $0.30   $0.33   $0.43
  Fully Diluted           $0.45   $0.39   $0.37   $0.37    $0.30   $0.34  ($0.16)  $0.37    $0.28   $0.30   $0.33   $0.43
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======


MARKET FOR MID-AMERICA BANCORP'S STOCK AND
RELATED SECURITY HOLDER MATTERS


Mid-America Bancorp's common stock is traded on the American Stock Exchange (AMEX) under the symbol MAB. As of December 31, 1996, the total number of holders of the Company's common stock was 1,016 and the market price of the Company's common stock was $ 19.00

Mid-America Bank of Louisville and Trust Company is the stock transfer agent, dividend disbursing agent, and registrar for the common stock of Mid-America Bancorp.

The tables below represent the high and low market prices reported for Mid-America Bancorp's common stock and the cash dividends declared on common stock, in each quarter of the last two years. Per share data has been adjusted to reflect the effect of stock dividends during the periods presented.



                                                  Market Price
                                          --------------------------
1996              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter       $ .145                        $18.63       $15.75
2nd Quarter         .165                         17.75        15.13
3rd Quarter         .165                         16.63        15.88
4th Quarter         .215                         19.13        16.25


                                                  Market Price
                                          --------------------------
1995              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter       $ .14                         $16.00       $14.75
2nd Quarter         .14                          16.38        14.63
3rd Quarter         .14                          18.00        14.88
4th Quarter         .19                          18.00        16.00


Management's Statement on Financial Reporting

The Management of the Company is responsible for the integrity and objectivity of the financial information presented in this Annual Report. Management has prepared the consolidated financial statements according to generally accepted accounting principles, which involve the use of estimates and judgements where appropriate.

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


/s/Bertram W. Klein      /s/R. K. Guillaume         /s/Steven A. Small
Bertram W. Klein         R. K. Guillaume            Steven A. Small
Chairman of the Board    Chief Executive Officer    Chief Financial Officer and
                                                    Executive Vice President

Independent Auditors' Report

The Board of Directors and Shareholders
Mid-America Bancorp:

We have audited the accompanying consolidated balance sheets of Mid-America Bancorp and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-America Bancorp and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting For Certain Investments in Debt and Equity Securities", in 1994.



/s/KPMG Peat Marwick LLP


Louisville, Kentucky
January 24, 1997


CONSOLIDATED BALANCE SHEETS

In Thousands, Except Share and Per Share Amounts                                        December 31
                                                                                   ----------------------
                                                                                     1996          1995
                                                                                  ---------    ---------
ASSETS
Cash and due from banks                                                             $30,884      $50,962
Federal funds sold                                                                   20,200       38,200
Securities purchased under agreements to resell                                     110,000       75,000
Securities available for sale, amortized cost
    of $333,681 (1996) and $287,470 (1995)                                          336,118      292,374
Securities held to maturity, market value of $75,751 (1996) and $69,766 (1995)       75,555       69,326
Loans, net of unearned income of $15,916 (1996) and $23,304 (1995)                  804,182      748,565
Allowance for loan losses                                                            (9,167)      (9,318)
                                                                                  ---------    ---------
  Loans, net                                                                        795,015      739,247
Premises and equipment                                                               21,451       20,265
Other assets                                                                         31,710       28,613
                                                                                  ---------    ---------
    Total assets                                                                 $1,420,933   $1,313,987
                                                                                  =========    =========
LIABILITIES
Deposits:
  Non-interest bearing                                                             $127,703     $132,931
  Interest bearing                                                                  697,554      652,026
                                                                                  ---------    ---------
  Total deposits                                                                    825,257      784,957

Securities sold under agreements to repurchase                                      285,948      227,166
Federal funds purchased                                                               4,000        3,050
Advances from the Federal Home Loan Bank                                             69,042       75,109
Money orders and similiar payment instruments outstanding                            76,533       79,409
Accrued expenses and other liabilities                                               19,515       11,346
                                                                                  ---------    ---------
    Total liabilities                                                             1,280,295    1,181,037


SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized-750,000 shares; none issued                 ----         ----
Common stock, no par value; stated value $2.77 per share;
   authorized-12,000,000 shares; issued and outstanding -
   9,425,803 shares (1996); 9,091,642 shares (1995)                                  26,144       25,218
Additional paid-in capital                                                          104,932       99,991
Retained earnings                                                                     8,093        4,554
Net unrealized securities gains, net of taxes                                         1,585        3,187
Pension liability adjustment, net of taxes                                             (116)        -
                                                                                  ---------    ---------
    Total shareholders' equity                                                      140,638      132,950
                                                                                  ---------    ---------
    Total liabilities and shareholders' equity                                   $1,420,933   $1,313,987
                                                                                  =========    =========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Per Share Amounts                                       Years Ended December 31
                                                                  ----------------------------------------------
                                                                     1996              1995              1994
                                                                  ----------        ----------        ----------
INTEREST INCOME
Interest and fees on loans                                          $73,220           $69,499           $62,448
Interest on securities:
  U.S. Treasury and agencies                                         12,066            13,903            11,301
  States and political subdivisions                                   1,326               623               341
  Corporate and other                                                 6,414             3,076             2,808
Interest on federal funds sold                                        1,700             2,389             1,409
Interest on securities purchased under agreements to resell           6,059             1,105             1,345
                                                                  ----------        ----------        ----------
    Total interest income                                           100,785            90,595            79,652
INTEREST EXPENSE
Interest on deposits                                                 30,662            29,245            23,496
Interest on federal funds purchased and
  securities sold under agreements to repurchase                     12,887             8,420             6,147
Interest on Federal Home Loan Bank advances                           4,430             4,786             4,950
                                                                  ----------        ----------        ----------
    Total interest expense                                           47,979            42,451            34,593
                                                                  ----------        ----------        ----------
NET INTEREST INCOME                                                  52,806            48,144            45,059
PROVISION FOR LOAN LOSSES                                               414             6,047               712
                                                                  ----------        ----------        ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                  52,392            42,097            44,347
NON-INTEREST INCOME
Income from trust department                                          1,151               969             1,133
Service charges on deposit accounts                                   4,582             4,509             4,572
Money order fees                                                      3,782             3,857             3,333
Securities gains (losses), net                                          129              (665)               (4)
Other                                                                 4,883             2,521             2,565
                                                                  ----------        ----------        ----------
    Total non-interest income                                        14,527            11,191            11,599
OTHER OPERATING EXPENSES
Salaries and employee benefits                                       25,850            22,289            20,538
Occupancy expense                                                     2,957             2,971             2,622
Furniture and equipment expenses                                      4,675             4,859             4,226
Other                                                                11,095            11,725            10,206
                                                                  ----------        ----------        ----------
    Total other operating expenses                                   44,577            41,844            37,592
                                                                  ----------        ----------        ----------
INCOME BEFORE INCOME TAXES                                           22,342            11,444            18,354
INCOME TAX EXPENSE                                                    7,313             3,378             5,742
                                                                  ----------        ----------        ----------
NET INCOME                                                          $15,029            $8,066           $12,612
                                                                  ==========        ==========        ==========

Weighted average shares outstanding
     Primary                                                          9,499             9,444             9,443
     Fully Diluted                                                    9,565             9,487             9,443
                                                                  ==========        ==========        ==========

NET INCOME PER COMMON SHARE
     PRIMARY                                                          $1.58             $0.85             $1.34
     FULLY DILUTED                                                    $1.57             $0.85             $1.34
                                                                  ==========        ==========        ==========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                               Years Ended December 31, 1996, 1995 and 1994
                                  -------------------------------------------------------------------------------------
                                        Common Stock     Additional            Net Unrealized  Pension    Total
In thousands,                     ---------------------- Paid-in    Retained   Securities      Liability  Shareholders'
Except Share and Per Share Amounts  Shares      Amount   Capital    Earnings   Gains (Losses)  Adjustment Equity
                                  -------------------------------------------------------------------------------------
Balance, January 1, 1994           8,510,125    $23,607    $91,535     $4,448     $     -       $     -       $119,590
Net income                                                             12,612                                   12,612
Cash dividends declared,
  ($0.59 per share)                                                    (5,559)                                  (5,559)
Stock dividend declared              255,960        709      3,706     (4,415)                                    ---
Stock options exercised,
   including related tax benefits     37,674        105        367                                                 472
Net unrealized securities losses                                                    (2,063)                     (2,063)
                                  -------------------------------------------------------------------------------------
Balance, December 31, 1994         8,803,759     24,421     95,608      7,086       (2,063)           -        125,052
Net income                                                              8,066                                    8,066
Cash dividends declared,
  ($0.61 per share)                                                    (5,741)                                  (5,741)
Stock dividend declared              264,330        732      4,125     (4,857)                                    ---
Stock options exercised,
   including related tax benefits     23,553         65        258                                                 323
Net unrealized securities gains                                                      5,250                       5,250
                                  -------------------------------------------------------------------------------------
Balance, December 31, 1995         9,091,642     25,218     99,991      4,554        3,187            -        132,950
Net income                                                             15,029                                   15,029
Cash dividends declared,
  ($0.69  per share)                                                   (6,491)                                  (6,491)
Stock dividend declared              273,935        759      4,240     (4,999)                                    ---
Stock options exercised,
  including related tax benefits      60,226        167        701                                                 868
Net unrealized securities losses                                                    (1,602)                     (1,602)
Pension liability adjustment                                                                       (116)          (116)
                                  -------------------------------------------------------------------------------------
Balance, December 31, 1996         9,425,803    $26,144   $104,932     $8,093       $1,585        ($116)      $140,638
                                  =====================================================================================

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands                                                        Years Ended December 31
                                                              ------------------------------------
                                                                 1996         1995         1994
                                                              ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                      $15,029       $8,066      $12,612
Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation, amortization and accretion, net                   3,408        4,341        5,357
  Provision for loan losses                                         414        6,047          712
  FHLB stock dividend                                              (962)        (874)        (690)
  Loss (gain) on sales of securities                               (129)         665            4
  Gain on sale of money order agent base                         (1,797)      -            -
  Loss (gain) on sales of other real estate                        (234)           8          (93)
  Deferred taxes                                                    217         (957)         485
Decrease (increase) in interest receivable                          218         (874)      (2,193)
Decrease (increase) in other assets                               1,435       (7,077)      (1,642)
Increase (decrease) in money orders and similar payment
  instruments outstanding                                        (2,876)      31,591       11,841
Increase in accrued expenses and other liabilities                4,413        1,394          643
                                                              ----------   ----------   ----------
    Net cash provided by operating activities                    19,136       42,330       27,036

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                   (182,245)    (153,272)     (30,977)
  Proceeds from maturities of securities available for sale      58,022       40,739       15,806
  Proceeds from sales of securities available for sale           82,726      105,003        3,000
  Purchases of securities held to maturity                      (63,403)    (145,837)     (72,621)
  Proceeds from maturities of securities held to maturity        57,325      144,048       67,935
  Proceeds from sale of money order agent base                    1,797       -            -
  Proceeds from sales of premises and equipment                     904          195          136
  Net purchases of premises and equipment                        (4,909)      (4,271)      (3,864)
  Proceeds from sales of other real estate                        7,924        1,688        1,289
  Net increase in customer loans                                (68,652)     (52,802)     (42,721)
                                                              ----------   ----------   ----------
    Net cash used in investing activities                      (110,511)     (64,509)     (62,017)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                       40,300       52,337        3,171
  Net increase in securities sold
    under agreements to repurchase                               58,782       14,065       29,813
  Net increase (decrease) in federal funds purchased                950       (2,750)      (6,700)
  Advances from the Federal Home Loan Bank                       -            -            11,646
  Repayment of advances from the Federal Home Loan Bank          (6,067)      (6,395)     (10,248)
  Stock options exercised                                           823          310          436
  Dividends paid                                                 (6,491)      (5,741)      (5,559)
                                                              ----------   ----------   ----------
    Net cash provided by financing activities                    88,297       51,826       22,559
                                                              ----------   ----------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (3,078)      29,647      (12,422)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  164,162      134,515      146,937
                                                              ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $161,084     $164,162     $134,515
                                                              ==========   ==========   ==========

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Mid-America Bancorp is a bank and savings and loan holding company whose primary subsidiary is Mid-America Bank of Louisville and Trust Company (the Bank). Other subsidiaries include Mid-America Bank, FSB and Mid-America Money Order Company. Mid-America Bancorp is primarily engaged in commercial and personal banking activities and trust services. Although much less significant to operations and financial condition, Mid-America Bancorp, through its money order subsidiary, is engaged in the issuance and sale of retail money orders and similar payment instruments throughout the United States. Banking activities are conducted predominantly in Jefferson County, Kentucky and surrounding communities.

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

Securities -- Debt securities are classified as securities held to maturity and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Securities purchased with the intention of recognizing short-term profits are placed in a trading account and are carried at market value with unrealized gains or losses reported in income. Securities not classified as securities held to maturity or trading and which may be sold in response to or in anticipation of changes in interest rates or based on other factors are designated as securities available for sale and are carried at fair value with unrealized gains or losses, net of tax effects, reflected in
shareholders' equity.    Amortization of premiums and accretion of
discounts are recorded on the interest method. The specific identification method is used in determining gains and losses on the sale of securities.

Loans and Allowance for Loan Losses -- Loans are reported at the principal balance outstanding, net of unearned income and deferred loan fees. Interest on loans and amortization of unearned income and deferred loan fees are computed by methods which result in level rates of return. Generally, the accrual of interest on loans, including impaired loans, is discontinued when it is determined that the collection of interest or principal is doubtful, or when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured.

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

Other Assets -- Included in other assets is real estate acquired in settlement of loans which is carried at the lower of cost or fair value minus estimated disposition costs. Any write-downs at the date of acquisition are charged to the allowance for loan losses. Expenses incurred in maintaining assets, subsequent write-downs to reflect declines in value, and realized gains or losses are reflected in operations.

Income Taxes -- The Company utilizes the asset and liability method of accounting for income taxes. The amounts provided for income taxes are based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as measured by the provisions of enacted laws and tax rates.

Net Income Per Common Share -- Net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for the effect of stock options.

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

During 1996, 1995 and 1994, cash paid for income taxes amounted to $8,056,000, $5,046,000 and $3,769,000, respectively, and cash paid for interest was $46,939,000
$41,183,000 and $34,253,000, respectively. Loans transferred to other assets were $12,470,000 in 1996, $158,000 in 1995, and $648,000 in 1994. Securities held to maturity transferred to securities available for sale amounted to $146,022,000 in 1995.

C. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

The Company enters into purchases of U.S. Treasury and U.S. government agency securities under agreements to resell such securities. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable on the consolidated balance sheets. The securities are delivered to third-party custodians' accounts designated by the Company under a written custodial agreement that explicitly recognizes the Company's interest in these securities. At December 31, 1996, these agreements matured in less than 7 days. Securities purchased under agreements to resell averaged $113,110,000 during 1996 with an average yield of 5.36% and averaged $18,740,000 during 1995 with an average yield of 5.90%. The maximum month-end balance outstanding during 1996 and 1995 was $145 million and $75 million, respectively.

D. SECURITIES
The amortized cost and market value of securities available for sale follows:


In Thousands                                      December 31, 1996                       December 31, 1995
                                    --------------------------------------- ---------------------------------------
                                    Amortized       Unrealized    Market    Amortized      Unrealized     Market
                                    Cost      Gains     Losses    Value     Cost      Gains     Losses    Value
                                    --------------------------------------- ---------------------------------------
U.S. Treasury and
 U.S. government agencies           $147,230    $1,240      $170  $148,300  $218,667    $4,220        $5  $222,882
Collateralized mortgage obligations  100,308       594       148   100,754    14,267       164        19    14,412
States and political subdivisions     40,697     1,022       115    41,604    10,841       465         5    11,301
Corporate obligations                 28,811        15         1    28,825    28,023       102        18    28,107
Equity securities                     16,635  --        --          16,635    15,672  --        --          15,672
                                    --------------------------------------- ---------------------------------------
                                    $333,681    $2,871      $434  $336,118  $287,470    $4,951       $47  $292,374
                                    ======================================= =======================================


The amortized cost and market value of securities held to maturity follows:

In Thousands                                    December 31, 1996                       December 31, 1995
                                    --------------------------------------- ---------------------------------------
                                    Amortized      Unrealized     Market    Amortized      Unrealized     Market
                                    Cost      Gains     Losses    Value     Cost      Gains     Losses    Value
                                    --------------------------------------- ---------------------------------------
U.S. Treasury and
 U.S. government agencies            $75,455      $217       $21   $75,651   $69,226      $464       $25   $69,665
Corporate obligations                    100  --        --             100       100         1  --             101
                                    --------------------------------------- ---------------------------------------
                                     $75,555      $217       $21   $75,751   $69,326      $465       $25   $69,766
                                    ======================================= =======================================

In December 1995, a one-time reassessment of the Company's securities held to maturity was undertaken, as permitted by the Financial Acoounting Standards Board's special report related to implementation of FASB Statement No. 115. In connection with that reassessment, the Company transferred securities held to maturity with an amortized cost of $146,022,000 to securities available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors. At the date of transfer, December 1, 1995, the securities held to maturity had net unrealized gains of $2,422,000.

A summary of debt securities at December 31, 1996 based on scheduled maturities is shown in the table below. Actual maturities may differ from scheduled maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. Collateralized mortgage obligations are assigned to maturity categories based on estimated average life.


In Thousands                                             Securities Available for Sale  Securities Held to Maturity
                                                        ----------------------------- -----------------------------
                                                        Amortized           Market    Amortized           Market
                                                        Cost                Value     Cost                Value
                                                        ----------------------------- -----------------------------
Due within one year                                      $59,493             $59,528   $69,961             $70,020
Due after one year through five years                    166,325             167,618     5,594               5,731
Due after five years through ten years                    33,636              33,920       --                  --
Due after ten years                                       57,592              58,417       --                  --
                                                        ----------------------------- -----------------------------
                                                        $317,046            $319,483   $75,555             $75,751
                                                        ============================= =============================

Gross realized gains and losses on sales of available for sale and $690,000, respectively, in 1995, and $9,000 and $13,000, respectively, in 1994. Securities with a book value of $246,142,000 and $228,046,000 at December 31,1996 and 1995, respectively, were pledged to secure public and trust deposits, repurchase agreements and for other purposes.

E. LOANS

The composition of loans follows:


       In Thousands                                         December 31
                                                    --------------------------
                                                        1996          1995
                                                    ------------  ------------
       Commercial and financial                         $386,647      $345,167
       Real estate - construction and development         55,738        61,398
       Real estate - residential mortgages               294,746       284,074
       Consumer                                           67,051        57,926
                                                    ------------  ------------
                                                        $804,182      $748,565
                                                    ============  ============

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

At December 31, 1996 and 1995, the recorded investment in impaired loans, recognized in conformity with FASB Statement No. 114, was $3.424 and $14.328 million, respectively. All impaired loans are on a nonaccrual basis. Included in impaired loans at December 31, 1996 is $1.439 million of impaired loans for which the related allowance for loan losses is $179,000, and $36,000 of impaired loans, that as a result of charge-offs do not have an allowance for loan losses. Included in impaired loans at December 31, 1995 is $11.460 million of impaired loans for which the related allowance for loan losses is $1.930 million, and $2.868 million of impaired loans that as a result of charge-offs do not have an allowance for loan losses. The average recorded investment in impaired loans during 1996 and 1995 was approximately $5.343 and $6.989 million, respectively. For the years ended December 31, 1996 and 1995, the Company recognized interest income on impaired loans of $109,000 and $89,000, respectively, using the cash basis method of income recognition.

At December 31, 1994, the Company had nonaccrual loans of approximately $2.7 million. The Company recorded $47,000 of interest income on these loans in 1994 and would have recorded $208,000 of interest income if these loans were performing under original terms.

F. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses follows:


          In Thousands                       1996      1995      1994
                                         ------------------------------
          Balance, January 1                $9,318    $7,045    $6,578

          Loans charged-off                 (1,025)   (4,045)     (493)
          Recoveries                           460       271       248
                                         ------------------------------
          Net loans charged-off               (565)   (3,774)     (245)

          Provision for loan losses            414     6,047       712
                                         ------------------------------
          Balance, December 31              $9,167    $9,318    $7,045
                                         ==============================


G. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

A summary of premises and equipment follows:


         In Thousands                                         December 31
                                                     ---------------------------
                                                         1996              1995
                                                     ---------------------------
        Land                                            $4,643            $4,658
        Buildings and leasehold improvements            13,532            12,088
        Furniture and equipment                         21,460            20,213
                                                     ---------------------------
                                                        39,635            36,959
        Less accumulated depreciation and amortization  18,184            16,694
                                                     ---------------------------
                                                       $21,451           $20,265
                                                     ===========================


At December 31, 1996, the Company was obligated under long-term operating leases covering various premises and equipment. The Company's main office and most branch office lease agreements contain renewal options. Computer equipment leases are cancelable generally within a short period of time and without substantial penalties.

Rental expense, net of insignificant amounts of sublease rental income, was $1,134,000, $1,183,000 and $1,195,000 for 1996, 1995 and 1994, respectively.

Minimum rental commitments under noncancelable leases in future years are as follows:


    Year Ended December 31
    ---------------------------------------------------------------
    In Thousands
    1997                                                    $1,082
    1998                                                    $1,021
    1999                                                      $974
    2000                                                      $971
    2001                                                      $965
    Thereafter                                              $4,736
    ===============================================================

H. INCOME TAXES

The provision for income taxes consists of the following:


         In Thousands                                                1996      1995      1994
                                                                  --------- --------- ---------
         Income taxes applicable to operations:
         Current:
           Federal                                                  $6,848    $4,280    $5,243
           State                                                       248        55        14
                                                                  --------- --------- ---------
                                                                     7,096     4,335     5,257

         Deferred                                                      217      (957)      485
                                                                  --------- --------- ---------
         Total applicable to operations                              7,313     3,378     5,742

         Charged (credited) to components of stockholders' equity:
           Net unrealized securities gains (losses)                   (863)    2,827    (1,110)
           Stock options exercised                                     (48)      (13)      (36)
           Pension liability adjustment                                (63)       --        --
                                                                  --------- --------- ---------
         Total income taxes                                         $6,339    $6,192    $4,596
                                                                  ========= ========= =========


The provision for income taxes in the consolidated statements of income is reconciled to the federal statutory rate as follows:


                                                                     1996      1995      1994
                                                                  --------- --------- ---------
         Tax at federal statutory rate                                35.0%     35.0%     35.0%
         Tax exempt interest income                                   (4.6)     (7.3)     (3.6)
         Non-deductible expenses                                       1.5       2.7       1.4
         Other, net                                                    0.8      (0.9)     (1.5)
                                                                  --------- --------- ---------
                                                                      32.7%     29.5%     31.3%
                                                                  ========= ========= =========


Other liabilities include deferred income taxes of $442,000 and $703,000 at December 31, 1996 and 1995, respectively. The principal types of basis differences between assets and liabilities for financial reporting and tax return purposes which give rise to deferred taxes relate to the following:


         In Thousands                                                         1996       1995
                                                                            --------- ---------
         Deferred tax liabilities:
            Lease accounting                                                  $1,290    $1,267
            Depreciation                                                       1,533     1,705
            Mark-to-market adjustments related to securities                     708     1,123
            Other                                                              1,295     1,031
                                                                            --------- ---------
           Total deferred tax liabilities                                      4,826     5,126
                                                                            --------- ---------
         Deferred tax assets:
            Allowance for loan losses                                          3,281     3,334
            Deferred compensation                                                245       263
            Other                                                                858       826
                                                                            --------- ---------
           Total deferred tax assets                                           4,384     4,423
                                                                            --------- ---------
         Net deferred tax liabilities                                           $442      $703
                                                                            ========= =========

Based upon historical and projected levels of taxable income, management believes it is more likely than not that the Company will realize the income tax benefits of its deductible temporary differences. Accordingly, no valuation allowance for deferred tax assets was recorded at December 31, 1996 and 1995.

I. DEPOSITS

Included in deposits are certificates of deposit and other time deposits in denominations of $100,000 or more in the amounts of $83,459,000 and $67,326,000 at December 31, 1996 and 1995,
respectively. Also included are retail brokered certificates of deposit aggregating approximately $10 million at December 31, 1996 and 1995.

At December 31, 1996, the scheduled maturities of certificates of deposit are as follows:

In Thousands

 Year of  Maturity

         1997                       $240,464
         1998                         99,673
         1999                         25,593
         2000                         16,466
         2001                          7,376
         2002 and thereafter          12,937
                                    ---------
                                    $402,509
                                    =========

J.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company enters into sales of securities under agreements to repurchase which are treated as financings. The obligation to repurchase securities sold is reflected as a liability and the assets underlying the agreements remain in the respective securities account. Information concerning securities sold under agreements to repurchase is summarized as follows:


                                                December 31, 1996                                 December 31, 1995
Dollars In Thousands            ------------------------------------------------  -------------------------------------------------
                                        Asset Sold         Repurchase Liability           Asset Sold          Repurchase Liability
                                ------------------------- ----------------------  -------------------------  ----------------------
                                                                       Weighted                                           Weighted
                                                                        Average                                            Average
                                  Carrying      Market                 Interest     Carrying      Market                  Interest
Maturity/Type of Asset             Amount       Value        Amount      Rate        Amount       Value         Amount      Rate
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
Overnight to 30 Days
  U.S. Treasury and
  government agencies              $275,506     $276,460     $276,141     5.04%      $211,094     $213,857      $212,666      5.41%

31 to 90 Days
  U.S. Treasury and
  government agencies                   295          301          300     4.80         14,517       14,556        14,500      5.28

Over 90 Days but less than 180 Days
  U.S. Treasury and
  government agencies                10,204       10,213        9,507     5.33            --           --            --        --
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
                                   $286,005     $286,974     $285,948     5.05%      $225,611     $228,413      $227,166      5.40%
                                ============ ============ ============ =========  ============ ============  ============ =========

                                                  1996         1995
                                             ------------ ------------
Average balance during the year                 $252,577     $148,758

Average interest rate during the year               5.01%        5.51%

Maximum month-end balance during the year       $320,174     $227,166

K. ADVANCES FROM THE FEDERAL HOME LOAN BANK

The Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and, accordingly, is eligible to borrow from the FHLB. The Bank pledges certain first mortgage loans as collateral for these advances. The aggregate balance in these mortgages must equal 150% of the advances outstanding. Certain information with respect to outstanding advances from the FHLB is summarized below:


         Dollars In Thousands
                                            December 31, 1996
                                       --------------------------
                                                    Weighted
                                                    Average
                                                    Interest
         Year of Maturity              Amount       Rate
         --------------------------------------------------------
         1997                                 $404        4.80 %
         1998                                2,683        5.97
         2000                                  275        5.77
         2007 - 2011                        40,329        6.24
         2012 - 2015                         6,101        7.04
                                       ------------ -----------
                                           $69,042        6.14 %
                                       ============ ===========


Scheduled principal repayments on advances from the FHLB are $5,877,000, $8,178,000, $5,997,000, $6,566,000, and $6,740,000 for 1997 through 2001, respectively, and $35,684,000 thereafter.

L. EMPLOYEE BENEFIT PLANS

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

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets:


           In Thousands                                                                            December 31
                                                                                             ----------------------
                                                                                                  1996       1995
                                                                                             ----------------------
           Actuarial present value of benefit obligations:
             Accumulated benefit obligation, including vested benefits of
               $7,603 (1996) and $6,773 (1995)                                                   $8,117     $7,146
                                                                                             ======================
           Plan assets at market value, primarily debt and equity mutual funds                  $10,880    $10,884
           Projected benefit obligation for service rendered to date                             11,511     10,432
                                                                                             ----------------------
           Plan assets in excess of (less than) projected benefit obligation                       (631)       452
           Unrecognized net loss from past experience different                                       0          0
           Unrecognized prior service cost                                                           39        (55)
           Unrecognized net asset at January 1, 1986 being recognized over
             approximately 16 years                                                                (837)    (1,018)
                                                                                             ----------------------
           (Accrued) prepaid pension cost                                                         ($217)      $377
                                                                                             ======================


Net pension expense for 1996, 1995 and 1994 included the following components:


           In Thousands                                                                  Years ended December 31
                                                                                  ---------------------------------
                                                                                       1996       1995       1994
                                                                                  ---------------------------------
           Service cost-benefits earned during the period                              ($740)     ($472)     ($506)
           Interest cost on projected benefit obligation                                (819)      (715)      (655)
           Actual return on plan assets                                                  537      1,622       (297)
           Amortization and deferral - net                                               428       (604)     1,366
                                                                                  ---------------------------------
           Net pension expense                                                         ($594)     ($169)      ($92)
                                                                                  =================================


A discount rate of 7.75 % in 1996 and 7.25 % in 1995 and a rate of increase in future compensation levels of 5.00 % were used in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.00 %.

The Company does not have a significant commitment to pay post-retirement or post-employment benefits other than pension benefits.

The Company also sponsors an unfunded non-qualified excess benefit plan covering certain executive officers. The plan had an accrued unfunded accumulated benefit obligation (ABO) of $1,157,000 at December 31, 1996 and $833,000 at December 31, 1995. Expenses of the plan were approximately $173,000 in 1996, $186,000 in 1995 and $176,000 in 1994. The provisions of FASB
Statement No. 87, require the recognition of an additional minimum liability, representing the excess of the unfunded ABO over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent the additional liability exceeds prior service costs, in which case the increase in the liability is charged directly to stockholders' equity, net of taxes. As of December 31, 1996, $269,000 of excess liability resulted in an intangible asset of $90,000 and a charge to equity net of taxes, of $116,000.

The Company also offers a defined contribution employee stock ownership plan. The Company's contribution to this plan was $560,000, $476,000, and $441,000 for 1996, 1995 and 1994, respectively.

The Company has incentive stock option plans under which shares of common stock have been reserved for the granting of stock options to certain key
employees of the Company.   The Company applies APB Opinion No.25 and
related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for these fixed stock option plans. Had compensation cost for the Company's stock options granted in 1996 and 1995 been determined under the fair value approach described in FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


        In Thousands Except Per Share Amounts            Years ended December 31
                                                         ----------------------
                                                             1996       1995
                                                         ----------------------
        Net income                 As Reported              $15,029     $8,066
                                   Pro forma                 14,978      7,630

        Primary earnings           As Reported                $1.58      $0.85
          per share                Pro forma                   1.58       0.81

        Fully diluted              As Reported                $1.57      $0.85
          earnings per share       Pro forma                   1.57       0.80


The fair values of the option grants are estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yields of 3.89% and 4.00%; expected volatility of 16% and 16%; risk-free interest rates of 6.09% and 7.56%; and expected lives of 6.50 and 6.43 years.

The plans provide that the option price shall not be less than the fair market value of the stock at the effective date the options are granted, and that the term of the options shall not be more than ten years from the date of the grant. Options granted under the plans are exercisable one year after date of the grant. Options granted after 1996 are exercisable ratably over a four year period. Shares available for future grants were $1,024,541 at December 31, 1996.

A summary of the status of the Company's incentive stock option plans as of December 31, 1996, 1995, and 1994 and changes during the years ended on those dates is presented below:



                                                          1996                  1995                  1994
                                                 ---------- ---------- ---------- ---------- ---------- ----------
                                                            Weighted              Weighted              Weighted
                                                            Average               Average               Average
                                                 Shares     Price      Shares     Price      Shares     Price
                                                 ------------------------------------------------------------------
           Outstanding at January 1                 745,660   $14.42      612,374   $13.88      664,565   $13.73
             Granted                                 25,750    17.71      218,545    15.37          --
             Expired                                 (6,988)   15.98      (60,272)   13.20       (2,247)   11.41
             Exercised                              (59,575)   13.25      (24,987)   12.52      (49,944)   11.97
           Outstanding at December 31            -----------           -----------           -----------
                                                    704,847   $14.62      745,660   $14.42      612,374   $13.88
                                                 ===========           ===========           ===========

           Exercisable at December 31               679,097               527,115               612,374
                                                 ===========           ===========           ===========
           Weighted-average fair value
             of options granted                       $3.18                 $3.29
                                                 ===========           ===========


The following table summarizes information about incentive stock options outstanding at December 31, 1996:


                                  Options Outstanding                   Options Exercisable
                           ---------------------------------           ----------------------
                                      Weighted-  Weighted-                        Weighted-
           Range of                   Average    Average                          Average
           Exercise                   Remaining  Exercise                         Exercise
           Prices          Shares     Life       Price                 Shares     Price
         - --------------  ---------------------------------           ----------------------
         $  9.70 to 13.00     157,732  3.8 years   $11.10                 157,732   $11.10
           13.01 to 16.00     327,488  7.0 years    14.86                 327,488    14.86
           16.01 to 18.24     219,627  6.8 years    16.79                 193,877    16.67
                           -----------                                 -----------
         $  9.70 to 18.24     704,847  6.3 years    14.62                 679,097    14.50
                           ===========                                 ===========


Common stock received through the exercise of incentive stock options which is sold by the optionee within two years of grant or one year of exercise results in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as an increase in additional paid-in capital rather than as a reduction of income tax expense.

M. REGULATORY RESTRICTIONS ON DIVIDENDS AND CASH AND OTHER REGULATORY MATTERS

Under the Federal Reserve Act, prior approval of the Federal banking authorities is required if dividends declared by the Company's banking subsidiary in any year exceed its net profits for that year, as defined, combined with retained net profits, as defined, for the two preceding years. As of January 1, 1997, the aggregate amount of retained earnings available for distribution to the Company by all subsidiaries without prior approval was approximately $3,721,000. In addition to restrictions on the payment of dividends, the Federal Reserve and the Commonwealth of Kentucky place certain cash reserve requirements on deposits. The reserve requirements, which were $9,217,000 at December 31, 1996, are met by holding a percentage of deposits in vault cash or maintaining a balance directly with the Federal Reserve. The Company was in compliance with all cash reserve requirements at December 31, 1996.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material affect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.


The Company's and the Bank's actual capital amounts and ratios are presented in the following table.

                                                                       To Be Well
                                                                   Capitalized Under
                                                  For Capital      Prompt Corrective
                                  Actual       Adequacy Purposes   Action Provisions
                            ------------------ ------------------  ------------------
Dollars In Thousands        Amount     Ratio   Amount     Ratio    Amount     Ratio
                            ---------- ------- ---------- -------  ---------- -------
As of December 31, 1996:
   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $148,246    15.6%   $76,022   > 8.0 %   $95,028   >10.0 %
      Bank                   $112,842    12.2%   $73,775   > 8.0 %   $92,219   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $139,079    14.6%   $38,011   > 4.0 %   $57,017   > 6.0 %
      Bank                   $103,704    11.3%   $36,888   > 4.0 %   $55,332   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $139,079    10.6%   $52,574   > 4.0 %   $65,717   > 5.0 %
      Bank                   $103,704     8.2%   $50,487   > 4.0 %   $63,108   > 5.0 %

As of December 31, 1995:

   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $138,888    16.0%   $69,587   > 8.0 %   $86,984   >10.0 %
      Bank                   $119,188    14.3%   $66,887   > 8.0 %   $83,609   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $129,570    14.9%   $34,793   > 4.0 %   $52,190   > 6.0 %
      Bank                   $109,886    13.1%   $33,444   > 4.0 %   $50,165   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $129,570    11.1%   $46,869   > 4.0 %   $58,586   > 5.0 %
      Bank                   $109,886     9.7%   $45,141   > 4.0 %   $56,427   > 5.0 %


N. COMMON STOCK DIVIDENDS

The following table sets forth the Company's stock dividends to common shareholders:


Declaration            Record                 Payable                Stock Dividend
Date                   Date                   Date                   Percentage
----------             ----------             ----------             ----------
November 18, 1996      December 3, 1996       December 13, 1996           3.0 %
November 20, 1995      December 4, 1995       December 15, 1995           3.0
November 21, 1994      December 12, 1994      December 29, 1994           3.0

Per share information in the consolidated financial statements reflects the adjusted number of shares.

O. COMMITMENTS AND CONTINGENCIES

In the normal course of business, in order to meet the financing needs of customers, the Company has outstanding commitments and contingent liabilities. At December 31, 1996, the Company had $299,671,000 of commitments to extend credit (of which $112,312,000 relates to home equity lines of credit), substantially all of which are at varible rates, including standby letters of credit of $10,921,000, which are not reflected in the consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, real estate and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.

At December 31, 1996, there were various pending legal actions in which claims for damages were asserted. In one such matter, the Bank is one of 13 defendants named in a lawsuit filed on December 10, 1993, by Kentucky Central Life Insurance Company (in Rehabilitation) involving certain real estate loans. Management, after discussion with legal counsel concerning the adequacy of the Company's defenses, believes that this and other legal actions will not have a material adverse effect upon the financial condition of the Bank or the Company.

P. OTHER NON-INTEREST INCOME AND OPERATING EXPENSES

           Significant components of other non-interest income and other operating expenses are set forth below:

           In Thousands                               1996        1995        1994
                                                  -----------------------------------
           Other non-interest income:
           Gain on sale of program agent base         $1,797      $  -        $  -
              of money order subsidiary
           Other                                       3,086       2,521       2,565
                                                  ----------- ----------- -----------
                                                      $4,883      $2,521      $2,565
                                                  =========== =========== ===========



           In Thousands                               1996        1995        1994
                                                  -----------------------------------
           Other operating expenses:
           Advertising and marketing                  $1,262        $704        $596
           Operating supplies                          1,601       2,080       1,649
           Professional fees                           2,212       1,553         899
           Taxes-Bank, property and other              1,637       1,386       1,436
           Deposit insurance                              13         848       1,642
           Other                                       4,370       5,154       3,984
                                                  ----------- ----------- -----------
                                                     $11,095     $11,725     $10,206
                                                  =========== =========== ===========


Q. RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and principal holders of the Company's common stock and associates of such persons are presented below:



         In Thousands
         Balance, January 1, 1996                         $4,574
         New loans                                        13,234
         Repayments                                       (6,397)
         Additions for changes in related party group         30
                                                        ---------
         Balance, December 31, 1996                      $11,441
                                                        =========


The above transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other customers in the ordinary course of business.

The Company purchases services from companies controlled by certain members of the Board of Directors and in prior years leased certain office space from a retired director. Amounts paid were approximately $8,000, $15,000 and $629,000 for 1996, 1995 and 1994, respectively.

R. FINANCIAL INSTRUMENTS - INTEREST RATE SWAP CONTRACTS

The Company manages its exposure to market risk, in part, by using interest rate swap contracts to modify the existing interest rate characteristics of its floating rate loan portfolio.
The notional amount of the interest rate swap contracts represents only an agreed-upon amount on which calculations of interest payments to be exchanged are based, and is significantly greater than the amount at risk. Credit risk is measured as the cost of replacing, at current market rates, contracts in an unrealized gain position. Although the Company is exposed to credit-related losses in the event of nonperformance by the counterparty, based on management's assessment, as of December 31, 1996, the counterparty was expected to meet its obligations. In addition, the Company deals exclusively with counterparties with high credit ratings, enters into bilateral collateral arrangements and arranges master netting agreements. These agreements include legal rights of setoff that provide for the net settlement of the subject contracts with the same counterparty in the event of default.

At December 31, 1996, the Company had entered into interest rate swap contracts with notional amounts totaling $150 million, with a weighted average maturity of 3.2 years. Under these contracts the Company receives or pays the difference between the floating prime rate and fixed rates stated in the contracts.
At December 31, 1996, the floating prime rate to be paid by the Company was 8.25% and the weighted average fixed rate to be received by the Company was 8.56%. At December 31, 1995 the
Company had interest rate swap contracts of $100 million, with a weighted average maturity of 3.8 years, and a weighted average fixed rate to be received by the Company of 8.728%.
Net receipts or payments under the contracts are recognized as adjustments to interest income. Interest rate swap contracts increased net interest income by $450,000 in 1996 and $21,000 in 1995. At December 31, 1996 and 1995, the aggregate fair value of interest rate swap contracts, determined through market quotes, was approximately ($1,019,000) and $2,444,000, respectively.

S. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:



        In Thousands                                      December 31, 1996    December 31, 1995
                                                        ----------------------------------------
                                                        Carrying  Fair       Carrying  Fair
                                                        Amount    Value      Amount    Value
                                                        ----------------------------------------
        Financial assets:
           Cash and short-term investments              $161,084  $161,084   $164,162  $164,162
           Securities                                    411,673   411,869    361,700   362,140
           Loans, net of allowance for loan losses       795,015   797,082    739,247   744,835

        Financial liabilities:
           Deposits                                      825,257   829,946    784,957   791,720
           Short-term borrowings                         289,948   289,948    230,216   230,216
           Advances from the Federal Home Loan Bank       69,042    66,499     75,109    74,131
           Money orders and similiar payment
              instruments outstanding                     76,533    76,533     79,409    79,409
        Off-balance sheet financial instruments
           Interest rate swaps                              ---     (1,019)      ---      2,444

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

Loans--The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, reduced by the allowance for loan losses which represents the estimated credit losses in the loan portfolio.

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

Money Orders and Similiar Payment Instruments Outstanding--The fair value of these instruments, payable upon demand, is carrying value.

Interest Rate Swaps--The fair value of interest rate swaps is the estimated amount, based on market quotes, that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the remaining term of the agreements.

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

T. CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY


Condensed Balance Sheets

     In Thousands                                                             December 31
                                                                     --------------------------
                                                                          1996          1995
                                                                     --------------------------
     Assets:
     Cash on deposit with bank subsidiary                                $12,295        $2,501
     Investment in bank and thrift subsidiaries                          108,677       116,899
     Investment in other subsidiaries                                     16,203        13,785
     Other assets                                                          3,487           410
                                                                     ------------  ------------
         Total assets                                                   $140,662      $132,961
                                                                     ============  ============
     Liabilities and shareholders' equity:
     Other liabilities                                                       $24           $11
     Shareholders' equity                                                140,638       132,950
                                                                     ------------  ------------
         Total liabilities and shareholders' equity                     $140,662      $132,961
                                                                     ============  ============



Condensed Statements of Income

     In Thousands                                               Years Ended December 31
                                                       ----------------------------------------
                                                            1996          1995         1994
                                                       ------------  ------------  ------------
     Cash dividends from bank subsidiary                   $19,300        $6,000        $5,800
     Interest income and other income                          300             2             1
     Other expenses                                           (117)         (210)         (217)
                                                       ------------  ------------  ------------

     Income before income taxes and equity
       in undistributed earnings of subsidiaries            19,483         5,792         5,584
     Applicable income tax (expense) benefit                  (168)           64            56
                                                       ------------  ------------  ------------

     Income before equity in undistributed earnings of
       subsidiaries                                         19,315         5,856         5,640

     Equity in undistributed earnings of subsidiaries       (4,286)        2,210         6,972
                                                       ------------  ------------  ------------
     Net income                                            $15,029        $8,066       $12,612
                                                       ============  ============  ============



Condensed Statements of Cash Flows

In Thousands                                                   Years Ended December 31
                                                      ---------------------------------------
                                                         1996           1995           1994
                                                      ---------------------------------------
Cash flows from operating activities:
Net income                                             $15,029         $8,066        $12,612
Adjustment to reconcile net income to net cash
  provided by operating activities:
   Equity in undistributed earnings of subsidiaries      4,286         (2,210)        (6,972)
(Increase) decrease in other assets                     (3,077)          (328)           113
Increase (decrease) in other liabilities                    58           (731)           731
                                                      ---------      ---------      ---------
    Net cash provided by operating activities           16,296          4,797          6,484
                                                      ---------      ---------      ---------

Cash flows from investing activities:
  Investment in subsidiaries                              (200)         --          --
                                                      ---------      ---------      ---------

Cash flows used in financing activities:
  Dividends paid                                        (6,491)        (5,741)        (5,559)
  Stock options exercised                                  823            310            436
                                                      ----------     ----------     ---------
    Net cash used in financing activities               (5,668)        (5,431)        (5,123)
                                                      ----------     ---------      ---------
Net increase (decrease) in cash and cash equivalents    10,428           (634)         1,361
Cash and cash equivalents at beginning of year           1,867          2,501          1,140
                                                      ----------     ---------      ---------
Cash and cash equivalents at end of year               $12,295         $1,867         $2,501
                                                      ==========     =========      =========
