Form 10-K, Exhibit 13
period 1997-12-31
MID AMERICA BANCORP/KY/
filed 1998-03-26
CIK 711083

Comparative Summary


Dollars In Thousands, Except Per Share Amounts                 1997        1996        1995
                                                           -----------------------------------
AT YEAR END
 Total assets                                              $1,509,579  $1,420,933  $1,313,987
 Total deposits                                               878,829     825,257     784,957
 Loans, net of unearned income                                891,075     804,182     748,565
 Total shareholders' equity                                   155,709     140,638     132,950

FOR THE YEAR
 Net income                                                   $17,915     $15,029      $8,066
 Cash dividends declared                                        7,441       6,491       5,741

PER SHARE DATA
 Book value                                                    $15.76      $14.49      $13.78
 Market value                                                   33.63       18.44       17.00
 Cash dividends declared                                         0.76        0.67        0.59
 Basic net income                                                1.83        1.55        0.84

SELECTED RATIOS
 Return on average total assets                                  1.30%       1.14%       0.69%
 Return on average shareholders' equity                         12.15       11.13        6.26
 Cash dividend payout ratio                                     41.53       43.23       70.24
 Average shareholders' equity to average total assets           10.73       10.28       10.99
 Allowance for loan losses to loans, net of unearned income      1.03        1.14        1.25



               MANAGEMENT'S DISCUSSION and ANALYSIS

                                OF

          FINANCIAL CONDITION and RESULTS OF OPERATIONS


     This discussion analyzes the results of operations and financial condition for MidAmerica Bancorp and subsidiaries (the Company), including its primary subsidiary, Bank of Louisville (the
Bank). It should be read in conjunction with the consolidated financial statements and related notes presented on pages 30 to 54
 .

1997 COMPARED TO 1996

     Net income for 1997 was $17,915,000 or $1.80 on a diluted per share basis compared with $15,029,000 or $1.54 on a diluted per share basis for 1996. Basic net income per share was $1.83 in 1997 and $1.55 in 1996. For 1997, return on average total assets (ROA) was 1.30% and return on average equity (ROE) was 12.15%, compared with ROA of 1.14% and ROE of 11.13% in 1996.

     The principal factors that contributed to the increase in net income in 1997 compared to 1996 included the following:

          *Increased net interest income on a tax-equivalent basis of $4,921,000, resulting primarily from increases in average earning assets. Average earning assets increased $68 million or 5.4% in 1997.

          *Increases in the core components of non-interest income, which include fees from the trust department, deposits, bank cards and ATMs. Money order fees declined due to lower volume subsequent to the sale of approximately one-third of the money order subsidiary's agent base in 1996. The agent base sale resulted in a $1.8 million gain in 1996, that contributed to the decline in other non-interest income in 1997.

          *Other operating expenses during 1997 declined in the aggregate as a result of Company-wide expense control efforts. The Company's efficiency ratio improved to 61.3% in 1997 from 64.7% in 1996.


The discussion that follows explains in more detail the factors affecting 1997 operating results and changes in financial condition.

NET INTEREST INCOME

     Net interest income is the difference between interest income on earning assets and interest expense incurred for funding sources used to support earning assets. Earning assets include primarily loans and securities. The primary sources used to fund these assets include deposits, purchased and borrowed funds, and capital. The net interest spread is the difference between the average rate of interest earned on earning assets on a tax equivalent basis and the average rate of interest expensed on interest bearing liabilities. The net yield on earning assets is net interest income on a tax equivalent basis as a percent of the average balance of earning assets. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page 22.

     In 1997, net interest income on a tax equivalent basis increased $4,921,000 or 9% to $59,298,000. Net interest income was primarily impacted by the increase in average earning assets. Slightly higher average interest rates in 1997 than in 1996 also
contributed to the increase in net interest income.   The  average
yield on earning assets increased from 8.25% in 1996 to 8.35% in 1997, which was accompanied by a constant overall average rate on interest bearing liabilities of 4.80% for both 1997 and 1996. The net interest spread was 3.55% in 1997 compared to 3.45% in 1996. The net yield on earning assets increased in 1997 to 4.54% compared to 4.39% in 1996. The net yield on earning assets in 1997 was favorably impacted by the redeployment of earning assets from lower yielding short-term instruments, to higher yielding loans and securities, and the majority of growth in funding sources being attributed to non-interest bearing liabilities, capital and savings deposits. The average prime rate in 1997 was 8.44% compared to 8.27% in 1996. The average rate on five year U.S. Treasury securities was 6.21% in 1997 compared to 6.17% in 1996.

     Average earning assets increased approximately $68 million or 5.4% in 1997 to $1.308 billion. Average loans increased approximately $50 million or 6.4% to $817 million. Approximately two-thirds of the average loan growth related to retail loan products at promotional rates below 8%. The lower rate retail loan growth contributed to the decline in the average loan yield from 9.65% in 1996 to 9.56% in 1997. Also, there was an increase in the average securities portfolio of approximately $45 million and a shift in the composition of the securities portfolio to higher yielding obligations of states and political subdivisions and collateralized mortgage obligations.

     The growth in average earning assets was supported by a $41 million increase in average interest bearing deposits and a $22 million increase in average non-interest bearing sources of funds, primarily gift certificates and money orders outstanding, demand deposits, and shareholders' equity. Average advances from the Federal Home Loan Bank decreased approximately $6 million as there were no new advances in 1997. Repurchase agreements, a short-term higher yielding collateralized instrument used by individual and corporate customers with large amounts of investable funds, averaged $257 million during 1997, and continue to be a significant funding source. Average non-interest bearing deposits, other liabilities and capital were approximately 25% of average earning assets in 1997 and 1996.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page 23.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

     The provision for loan losses was $300,000 in 1997 compared to $414,000 for 1996. During 1997, the Company had net charge-offs of $258,000 or 0.03% of average loans, compared to $565,000 or 0.07% of average loans in 1996. The level of non-performing loans at December 31, 1997, 0.28% of total loans, is at its lowest level in five years. The provision for loan losses was determined with consideration given to the low level of charge-off experience and non-performing loans, and the results of detailed loan review procedures. Management believes that the loan portfolio continues to be in excellent condition.

     The allowance for loan losses is maintained at a level sufficient to absorb estimated probable credit losses in the loan portfolio, considering non-performing loans and overall economic conditions. In evaluating the allowance for loan losses, management considers its evaluation of the risk characteristics of the loan portfolio including the impact of current economic conditions on the borrowers' ability to repay, past collection experience and such other factors which, in management's judgement, deserve current recognition. At December 31, 1997, the allowance for loan losses was 1.03% of loans outstanding and 373% of non-performing loans.

     During 1997, the commercial and financial loan category increased $39 million or 10%. While these loans are generally larger, the Company limits its risk exposure for these, as well as other categories of loans, by following conservative underwriting practices. The Company's aggregate net loss for this category of loans over the last five years has been approximately $1.4 million. Mortgage and other retail loan products increased $38 million or 11% in 1997, while not adding any appreciable risk to the loan portfolio. These loans are generally on a secured basis and delinquencies and losses continue to be minimal. Real estate construction and development loans have increased since last year, while the underlying loan composition in this category remains diversified between residential and commercial properties.

     The table on page 11 is a summary of the Company's loan loss experience for each of the last three years.



ALLOWANCE FOR LOAN LOSSES

Dollars In Thousands                                               1997           1996           1995
                                                          ---------------------------------------------
Balance, January 1                                                $9,167         $9,318         $7,045
Provision for loan losses                                            300            414          6,047
Net loan charge-offs                                                (258)          (565)        (3,774)

                                                          ---------------------------------------------
Balance, December 31                                              $9,209         $9,167         $9,318
                                                          =============================================


Average loans                                                   $817,262       $767,755       $707,898
Loans at year-end                                                891,075        804,182        748,565
Non-performing loans at year-end                                   2,466          4,349         15,143
Impaired loans at year-end                                         1,670          3,424         14,328
Provision for loan losses to average loans                          0.04%          0.05%          0.85%
Net charge-offs to average loans                                    0.03           0.07           0.53
Allowance for loan losses to average loans                          1.13           1.19           1.32
Allowance for loan losses to year-end loans                         1.03           1.14           1.25



NON-INTEREST INCOME
     Excluding the decline in gift certificate and money order fees and the money order agent base sale gain discussed below, non-interest income increased 17% in 1997. Two components of non-interest income, gift certificate and money order fees, and other non-interest income both declined in 1997 as a result of the sale of approximately one-third of the money order subsidiary's agent base in 1996 at a gain of $1.8 million. As a result of this sale, gift certificate and money order fees declined 28% or $1.1 million and other income declined in 1997 due to the absence of the $1.8 million gain. The change in the aggregate level of non-interest income in 1997, a 9% decline, was impacted by these matters.
Despite these declines there were positive growth trends in the core sources of non-interest income.

     Service charges on deposit accounts, the largest component of non-interest income, were $5.1 million in 1997, an increase of 11% over 1996. During 1997, the Company's redesigned consumer transaction account product base was regularly promoted and the retail customer account base increased approximately 4%, with a corresponding increase in local market share. This increase in retail volume, and mid-year regular fee adjustments contributed to the increase in service charges on deposit accounts.

     Trust income was approximately $1.4 million in 1997, an increase of $212,000 or 18%, compared to 1996. Personal and corporate trust income increased 28% to $1.1 million and caused the overall increase in trust income, as the securities transfer portion of trust income declined 13% to $245,000 in 1997. The increase in personal and corporate trust income is primarily attributed to the expansion of the Personal Trust and Investment Group in May 1997, when four locally recognized trust officers and three of their assistants joined the Company. As of December 31, 1997, this new trust group had added approximately $180 million to trust assets under management, with annualized fees of approximately $800,000. The Company plans to discontinue its securities transfer operation in the first half of 1998. Considering the expenses attributed to this function, the absence of these fees is not anticipated to adversely impact future net income.

     Gift certificate and money order fees were $2.7 million in 1997, a 28% decline compared to 1996. The decline is attributed to the previously discussed agent base sale in 1996. Subsequent to the end of 1997, on January 8, 1998, the Company completed the previously announced sale of its money order subsidiary to MoneyGram Payment Systems, Inc. (MoneyGram) for $15.6 million in cash, a $5 million premium over book value. Also, the Company entered into a four year processing agreement to continue processing money order transactions for MoneyGram. Under the provisions of the sales contract and the processing agreement, a gain of $436,000 was recognized in January, 1998; $4.6 million of the premium was deferred and will be amortized to income in 1998 and the following three years to provide for normal processing fees over the term of the processing agreement. The Company may recognize an additional gain in 1998 of up to $475,000 if certain other conditions are met. The Company retained the mall/retail gift certificate program of the money order subsidiary and will continue to develop this rapidly expanding business through its new subsidiary, Mid America Gift Certificate Company. Gift certificate and money order fees and interest income related to the disposed business were $2.4 million and $2.0 million, respectively, in 1997, and the money order subsidiary, excluding the mall gift certificate program, had net earnings in 1997 of approximately $850,000. The recurring impact of the sale and future processing activities is expected to provide an increase to future net income levels.

     Other non-interest income in 1997, excluding the money order gain in 1996, increased $878,000. Income from the Company's debit and credit card products increased $137,000 or 16% in 1997 as a result of an expanded cardholder and merchant base. ATM fees increased $261,000 or 66% in 1997 as a result of non-customer surcharge fees that began in the fourth quarter of 1996. Credit life and A & H insurance premiums and commissions increased $251,000 or 32% as a result of the increase in retail loan activity.

     Net securities gains of $59,000 in 1997 included gross securities gains of $146,000 and gross securities losses of $87,000. In connection with the Company's efforts to extend maturities, increase yields, and change the composition of its securities portfolio, numerous sales and reinvestment transactions were undertaken during 1997.

OTHER OPERATING EXPENSES

     Other operating expenses declined $155,000 in 1997 on a previous year base of $44 million. The company-wide focus on expense control produced significant results in 1997, as the increased level of business activity was achieved with less overall costs. Some categories of expenses, such as advertising and printing and supply costs, associated with business expansion efforts did increase, but these increases were offset by decreased expenses in other areas.

     Salaries and benefits, the largest component of other operating expenses, increased just $35,000 or 0.1% to $25,885,000 in 1997. The net change in salaries and benefits in 1997 is related to several factors. The salary component increased $305,000 or 1.5%. Annual salary merit increases that averaged 5% were effective in April, 1997. Lower personnel levels in 1997 offset the merit increase and increases attributed to higher paid new personnel. There was a decrease in average full-time equivalent employees (FTE) from 658 during 1996 to 623 during 1997. The decrease in FTE relates to the Company's efforts to increase productivity, increase efficiency and reduce costs. Most of the decrease was accomplished through attrition, however some positions were eliminated with related severance costs of approximately $325,000 in 1996. Pension costs increased as a result of a $298,000 settlement loss arising from a lump sum payment to settle obligations of the Company's non-qualified excess benefit plan. Health insurance costs decreased $448,000 in 1997.

     Occupancy, and furniture and equipment expenses both reflected minor changes in 1997 compared to 1996. Occupancy expense of $3.1 million increased $143,000 in 1997 as a result of expenses associated with two banking center locations that opened in late 1996. Furniture and equipment expenses of $4.6 million declined $68,000 in 1997 compared to 1996. A portion of the decrease in furniture and equipment expenses in 1997 was related to depreciation and maintenance of the money order machines that were sold in late 1996. Management monitors and controls the level of capital expenditures and this control limits the level of increase in depreciation and maintenance from year to year. Each capital project is subject to rigorous cost/benefit analysis.

     The other expenses category of other operating expenses includes advertising and marketing, operating supplies, professional fees, taxes other than income taxes and other expenses. The aggregate amount of other operating expenses decreased $265,000 in 1997 compared to 1996. Advertising and marketing expenses of $1,562,000 increased $300,000 or 24% in 1997 compared to 1996, as the Company continued to increase its level of regular advertising for loan and deposit product promotions in 1997. The Company plans to continue this increased level of advertising and promotion in its efforts to increase market share. Operating supplies expenses increased $520,000 in 1997, which includes $185,000 of costs associated with forms and logo design in connection with the Company's image change program, along with costs associated with increased supplies usage for the larger customer base and increased promotional activity. Professional fees decreased $602,000 in 1997 compared to 1996 with consulting fees decreasing $751,000. In 1996, the Company was involved with a Bank-wide consulting project involving improved productivity, fee revenue maximization and expense reductions. Legal fees increased $100,000, as the level of legal fees associated with the disposition of other real estate owned increased. Bank, property and other taxes increased $104,000 in 1997 as a result of the increase in the basis for the Kentucky bank tax which increased the related expense approximately $140,000. Real estate taxes declined slightly as the level of other real estate owned declined. Other expenses, which decreased $587,000 in 1997 compared to 1996, included declines in money order losses and money order agent rebates of $436,000.

INCOME TAXES

     The effective tax rates were 31.0%, 32.7%, and 29.5%, for 1997, 1996, and 1995, respectively. The difference between the statutory and the effective tax rates was principally attributable to the tax-exempt status of interest income on obligations of states and political subdivisions and certain loans.


BALANCE SHEET

     Total assets were $1.509 billion at December 31, 1997, compared with $1.421 billion one year ago. Total assets averaged $1.374 billion during 1997, an increase of approximately $59 million, or 4.5% over 1996. Average earning assets increased approximately $68 million or 5.4% to $1.308 billion in 1997. Increased loan volume and increases in the securities portfolio accounted for a substantial portion of the increase in earning assets.

SECURITIES

     The Company's securities portfolio includes obligations of the U.S. Government and its agencies, collateralized mortgage obligations (CMOs), obligations of various states and political subdivisions, corporate debt securities, and equity securities (Federal Reserve Bank and Federal Home Loan Bank stock). At December 31, 1997, securities available for sale totaled approximately $415 million. These securities had net unrealized holding gains during 1997 of approximately $2.8 million that resulted in an increase in shareholders' equity of approximately
$1.8 million on a net of tax basis.   During 1997, the Company
continued restructuring the composition of its available for sale securities portfolio to extend the average life and increase the yield of the portfolio. This activity was coordinated with overall balance sheet management issues. In connection with this activity, U.S. Treasury and U.S. government agency securities increased approximately $8 million, while obligations of states and political subdivisions, and CMOs, increased approximately $12 million and $85 million, respectively. The CMOs in the portfolio aggregate approximately $185 million and have an estimated weighted average life of 3.1 years. The cash flows from the CMOs are relatively predictable and stable.

     Securities classified as held to maturity were $108 million at December 31, 1997, and had net unrealized gains of $143,000. These securities, with a weighted average life of 0.22 years, were purchased with the intent to hold to maturity.

     The securities portfolio is utilized for pledging requirements on certain borrowings, and public and fiduciary deposits, and provides liquidity from scheduled maturities.

LOANS

     Total loans and leases, net of unearned income, were $891 million at December 31, 1997, an increase of approximately $87 million or 11% compared to December 31, 1996. Average loans increased approximately $50 million or 6.4%, to $817 million in 1997 from $767 million in 1996.

     Commercial and financial, and construction and development loans increased approximately $49 million or 11% to $491 million at December 31, 1997, as the Company continues to emphasize lending to businesses in the community. The significant categories of commercial and financial borrowers are health services, religious organizations, wholesalers of durable goods, and permanent financing on commercial real estate. Construction and development loans are principally for the development of residential housing tracts, office buildings and shopping centers.

     Residential real estate mortgage loans were approximately $329 million at December 31, 1997, up approximately $34 million or 12% from a year ago. The Bank's primary retail loan product promotions in 1997 related to home equity financing at promotional rates less than 8%. These attractive interest rates stimulated high levels of demand and contributed to the growth. The Company has emphasized home equity financing which contributes to this concentration in the loan portfolio. Real estate mortgages are principally in the metropolitan Louisville, Kentucky area. This geographic market has not experienced significant inflation or deflation in real estate prices.

     Consumer loans, excluding real estate mortgage loans, increased approximately $4 million or approximately 6% in 1997 to
$71 million.   In late 1997, the Company started an indirect auto
lending program with one area auto dealer that contributed $3.7 million in new volume in four months. Several other dealers are being evaluated for this program.

     The Company has no foreign loans and lends principally within its metropolitan area.

NON-PERFORMING ASSETS

     Non-performing assets include non-accrual loans, loans 90 days or more past due and other real estate held for sale. At December 31, 1997, non-performing assets totaled $18,652,000 compared with $13,926,000 at December 31, 1996. Information with respect to non-performing loans and assets is presented in the table below.

     The accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or generally when a default of interest or principal has existed for 90 days or more, unless the loan is fully secured and in the process of collection. At December 31, 1997, there were loans of approximately $6 million for which payments were current or less than 90 days past due where borrowers are currently experiencing financial difficulties. These loans are subject to management review and are considered in determining the adequacy of the allowance for loan losses.

     The level of non-performing loans decreased from $4.3 million at the end of 1996 to approximately $2.5 million at the end of 1997. Of these non-performing loans at December 31, 1997, $1.7 million are classified as impaired. Management has carefully evaluated its risk, including consideration of underlying collateral values based on current market conditions, with respect to non-performing and potential problem loans. No significant losses are expected from non-performing or potential problem loans as of December 31, 1997.

     Other real estate held for sale at December 31, 1997, aggregated $16.2 million and was principally comprised of properties acquired in settlement of real estate development loans in April, 1996, and a completed condominium project acquired in settlement of loans in November, 1997. The carrying value of real estate development property has been substantially reduced through sales from the original carrying value of $15.2 million, to $6.4 million at December 31, 1997. In January 1998, the Company sold a portion of this property for $1.2 million which reduced its carrying value by $588,000 and resulted in a gain of $624,000. The Company has contracts for additional property sales expected to close in 1998, that will further reduce carrying value by $400,000 and result in gains of approximately $600,000. In addition to these contracts, the Company has granted options covering carrying value of $2.1 million of this development property. Sales efforts on the remaining development property are expected to accelerate in the second half of 1998 after a fronting highway is widened to four lanes. These real estate development properties had previously been adjusted to fair value based on appraisals in 1995, and current contracts and market conditions support existing carrying values. The condominium project involves 34 completed and readily marketable units and 7.5 acres of adjacent developed land. This riverfront development has a carrying value of $8.7 million. No losses were recorded on the related loan before it was transferred to other real estate held for sale as existing unit sales prices and appraisals support the carrying value. Management intends to continue to provide for the orderly development and marketing of these properties in a manner designed to maximize the value thereof to the Company.

     During 1997, other real estate acquired in settlement of loans aggregated $9.4 million, including the $8.7 million condominium project discussed above, and sales of other real estate aggregated $3.6 million.



NON-PERFORMING ASSETS

Dollars In Thousands
December 31
                                                       1997       1996       1995       1994       1993
                                                     --------   --------   --------   --------   --------
Loans accounted for on a non-accrual basis            $1,678     $3,424    $14,301     $2,705     $2,695
Loans contractually past due ninety days or more
  as to interest or principal payments                   788        925        842        806      1,177
                                                     --------   --------   --------   --------   --------
    Total non-performing loans                         2,466      4,349     15,143      3,511      3,872
Other real estate held for sale                       16,186      9,577      1,085      2,385      2,970
                                                     --------   --------   --------   --------   --------
    Total non-performing assets                      $18,652    $13,926    $16,228     $5,896     $6,842
                                                     ========   ========   ========   ========   ========
Non-performing loans to total loans                     0.28%      0.54%      2.02%      0.50%      0.59%
Non-performing assets to total assets                   1.24       0.98       1.24       0.49       0.59
Allowance for loan losses to non-performing loans     373.44     210.78      61.53     200.66     169.89



DEPOSITS

     Total deposits increased approximately $54 million to $879 million on December 31, 1997, compared to $825 million on December 31, 1996. Deposits also increased on an average basis during 1997, increasing approximately $46 million or 6% to $819 million. During 1997, the Company continued several measures to increase its deposit balances: consumer checking products were redesigned, simplified and repriced, commercial cash management services were enhanced and expanded, new high rate/high minimum balance transaction and savings account products were developed and product and rate advertising campaigns were consistently used. Average interest bearing deposits for the year increased $41 million or 6% from $670 million to $711 million. Over half the increase related to savings products that are priced to be competitive with broker money market rates. Average non-interest bearing deposits increased approximately 5% to $108 million. Large certificates of deposit on an average basis increased approximately 2% to $67 million during 1997. Included in large certificates of deposit at December 31, 1997 and 1996, are ten year retail brokered certificates of deposit of approximately $10 million, issued in 1994.

ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Federal Home Loan Bank (FHLB) advances decreased from $69 million at the end of 1996, to $63 million at the end of 1997, as no new term advances were used during 1997. The Company has used this source of fixed rate funds to match its fixed rate mortgage loan products.

MONEY ORDERS AND SIMILAR PAYMENT INSTRUMENTS OUTSTANDING

     Gift certificates and money orders outstanding at December 31, 1997, were $105 million, up approximately $28 million compared to the end of 1996. The mall gift certificate portion of the December 31, 1997 balance was $72 million, an increase of 71% or $30 million over last December. This increase relates to the 47% increase in mall gift certificate agents in 1997. On an average basis, the combined gift certificate and money order balances decreased approximately $5 million to $57 million in 1997 compared to 1996. The sale of the program agent base in 1996 contributed to this decline. The December 31, 1997, balance of gift certificates and money orders outstanding, subject to the previously discussed 1998 sale of the money order subsidiary, was approximately $33 million, which approximated the average of such balances during 1997. Gift certificates outstanding will continue to be a significant source of non-interest bearing funds for the Company.

SHAREHOLDERS' EQUITY

     Shareholders' equity increased $15 million to $155.7 million at December 31, 1997. Average shareholders' equity increased $12 million to $147 million and was 10.7% of average total assets for 1997. The Company's primary source of capital is net income, net of dividends paid. Shareholders' equity was impacted by the appreciation of securities available for sale, which increased shareholders' equity during 1997 by $1.8 million. Shareholders' equity was also increased $2.7 million in 1997 through proceeds and tax benefits from exercised stock options.

     Bank regulators monitor capital adequacy under risk based capital guidelines which place assets and certain off-balance-sheet activities in various categories of risk with varying weights. Also, a minimum leverage ratio, based on shareholders' equity as a percentage of total assets, is required. As of December 31, 1997, the Company's capital ratios exceeded required minimums and placed the Company in the "Well Capitalized" category. Refer to Note M to the consolidated financial statements for regulatory capital information.

YEAR 2000

     In 1996, the Company initiated an entity-wide program to prepare its computer systems and applications for the year 2000. The Company's program has five major phases with the awareness and assessment phases virtually complete as of December 31, 1997, and the renovation, validation and implementation phases in various stages of completion. The project is on schedule for testing by the end of 1998 and completion by the second quarter of 1999. The Company's task force managing this program reports to a Board level
oversight committee.   The Company expects to incur internal staff
costs as well as consulting, new hardware and software expenses, and other expenses related to this program. A significant portion of these costs are not incremental costs to the Company, but rather will represent the redeployment of existing information technology resources. The cost of this program over the next three years is expected to be $4.9 million, including $2.7 million of incremental costs spread over the same period.

INTEREST RATE SENSITIVITY MANAGEMENT (MARKET RISK)

     The primary objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest revenue and net income. Interest rate risk is measured using net interest margin simulation and asset/liability sensitivity analyses. Simulation tools serve as the primary means to gauge interest rate exposure. The Company has no market risk sensitive instruments held for trading purposes.

     Modeling techniques that are used to estimate the impact of changes in interest rates on net interest income are a more relevant method of measuring interest rate risk than the static interest rate sensitivity gap table shown on page 24, which provides the relationship between maturing and repricing assets and liabilities. Assumptions regarding the replacement of maturing assets and liabilities are made to simulate the impact of future changes in rates and/or changes in balance sheet composition. The effect of changes in future interest rates on the mix of assets and liabilities may cause actual results to differ from simulated results. In addition, certain financial instruments provide customers a certain degree of flexibility. For instance, customers have migrated from lower cost deposit products to higher cost products. Also, customers may choose to refinance fixed rate loans when interest rates decrease. While the Company's simulation analysis considers these factors, the extent to which customers utilize the ability to exercise their financial options may cause actual results to differ from the simulation. Further, the simulation does not contemplate any actions the Company could undertake in response to changes in interest rates.

     The table below illustrates the simulation analysis of the impact of a 50 or 100 basis point upward or downward movement in interest rates on net interest income and earnings per share. This analysis was done assuming that interest-earning asset levels at December 31, 1997, adjusted for the money order subsidiary sale and the seasonally high volume of gift certificates outstanding, remained constant and that the level of loan fees remains unchanged. The impact of the rate movements was developed by simulating the effect of rates changing immediately from the December 31, 1997, levels and remaining at those levels thereafter.

Interest Rate Simulation Sensitivity Analysis
                                        Movements in interest rates from
                                             December 31, 1997, rates
                                           Increase            Decrease
Simulated impact in the next 12 months
   compared with December 31, 1997:      +50 bp +100 bp      -50 bp -100 bp
Net interest income
  increase(decrease)(in 1000's)          $(617)  $(547)       $(97)     $68
Net income per share increase(decrease) $(0.04) $(0.04)     $(0.01)   $0.01

The anticipated impact on net interest income under each of the above scenarios is consistent with the Company's cumulative liability-sensitive gap position at the one-year repricing period as shown in the interest rate sensitivity gap table on page 24.

     The interest rate sensitivity gap table shows the repricing characteristics of the Company's interest-earning assets and supporting funds at December 31, 1997. The data are based on contractual repricing or maturities and, where applicable, management's assumptions as to the estimated repricing characteristics of certain assets and supporting funds. At December 31, 1997, the Company had a liability-sensitive interest rate risk position at the one-year repricing period. Generally, a liability-sensitive gap indicates that rising interest rates could negatively affect net interest income, and falling rates could positively affect net interest income. Assets and liabilities with similar contractual repricing characteristics, however, may not reprice to the same degree. As a result, the Company's static interest rate sensitivity gap position does not necessarily predict the impact of changes in general levels of interest rates on net interest income.

     The measurement of interest rate risk is meaningful only when all related on-and off-balance-sheet items are aggregated and the net positions are identified. Financial instruments that the Company uses to manage interest rate sensitivity include: U.S. government and agency securities, municipal securities, mortgage-backed securities, fixed rate advances from the Federal Home Loan Bank, and interest rate swaps. The cumulative gap at the one-year repricing period, before the utilization of off-balance-sheet instruments (interest rate swaps), was asset-sensitive $107.6 million, or 7.1% of total assets, at December 31, 1997. However, because the Company did not want to accept the level of interest rate risk presented by its naturally asset-sensitive balance sheet, it entered into interest rate swaps that resulted in a net reduction of $150 million in this cumulative asset sensitive position. These instruments reduced the cumulative gap at the one-year repricing period to a liability-sensitive amount of $42.3 million, or 2.80% of total assets.

LIQUIDITY MANAGEMENT

     Liquidity management represents the Company's ability to generate cash or otherwise obtain funds at a reasonable price to satisfy commitments to borrowers as well as the demands of depositors. Funds are available from a number of sources, including the securities portfolio, the core deposit and repurchase agreements base, FHLB advances and purchased funds. The Company's short-term investments, which include federal funds sold, and security maturities and cash flows within one year, are approximately 19% of total assets. These short-term investments are approximately 78% of non-core liabilities, which consist of securities sold under agreements to repurchase and large certificates of deposit. The Company's net short-term non-core fund dependence, a measure of non-core liabilities, net of short-term investments, supporting loans and the securities portfolio, was approximately 13% at December 31, 1997, and averaged 11% during 1997. In the opinion of management, incremental funding sources are sufficient to meet known or reasonably anticipated funding requirements.

     During 1997, financing and operating activities adequately supported the investing activities of the Company. Investing activities, primarily loans to customers and securities transactions, were funded by decreased short-term investments (cash equivalents), increased deposits, increased gift certificates and money orders outstanding and operating activities.

     The liquidity of the holding company is impacted primarily by the ability of its principal subsidiary, the Bank, to pay dividends. During 1997, the Bank paid $2.6 million of dividends to the holding company. Additionally, the holding company has $7 million of cash available at December 31, 1997. Certain regulatory
restrictions limit the amount of dividends the Bank may pay.   As
of January 1, 1998, the Bank could pay dividends of $7.3 million without regulatory approval. Additional information about these restrictions is contained in Note M to the consolidated financial statements.

1996 COMPARED TO 1995

     Net income for 1996 was $15,029,000 or $1.54 on a diluted per share basis compared with $8,066,000 or $0.83 on a diluted per share basis for 1995. Basic net income per share was $1.55 in 1996 and $0.84 in 1995. For 1996, ROA was 1.14% and ROE was 11.13%,
compared with ROA of 0.69% and ROE of 6.26% in 1995.



NET INTEREST INCOME

     In 1996, net interest income on a tax equivalent basis increased $4,964,000 or 10% to $54,377,000. Net interest income was favorably impacted by increases in average earning assets. The impact of lower interest rates in 1996 than in 1995 did not have a negative impact on net interest income. The securities portfolio's yield increased as interest rates on securities purchased in 1996 exceeded the rates on matured and sold securities, which mitigated the effect of lower rates on the loan portfolio. The average yield on earning assets decreased from 8.45% in 1995 to 8.25% in 1996, which was accompanied by a decrease in the average rate on interest bearing liabilities from 4.84% in 1995 to 4.80% in 1996. The net interest spread was 3.45% in 1996 compared to 3.61% in 1995. The net yield on earning assets decreased in 1996 to 4.39% compared to 4.54% in 1995. The net yield on earning assets in 1996 was negatively impacted by an increase of approximately $104 million on an average basis in securities sold under agreements to repurchase (repurchase agreements) that were matched primarily with lower yielding short-term assets. The average prime rate in 1996 was 8.27% compared to 8.83% in 1995.

     Average earning assets increased approximately $153 million or 14% in 1996 to $1.240 billion. The increase was centered in loans, which increased approximately $60 million or 8.5% to $768 million and short-term assets (federal funds sold and securities purchased under agreements to resell) which increased $85 million to $144 million. Also, there was a minor increase in the average securities portfolio of approximately $7 million. The Company was able to employ the growth in core funding sources in loans, as loan demand was strong. Non-core funding growth, previously discussed, contributed to the growth in short-term assets.

     In addition to the $104 million increase in repurchase agreements, the growth in average earning assets was supported by a $24 million increase in average interest bearing deposits and a $21 million increase in average non-interest bearing sources of funds, primarily gift certificates and money orders outstanding, demand deposits, and shareholders' equity. Average advances from the Federal Home Loan Bank decreased approximately $6 million as there were no new advances in 1996. Repurchase agreements averaged $253 million during 1996. Average non-interest bearing deposits, other liabilities and capital were 25% of average earning assets in 1996 compared to 27% in 1995.

     The changes in interest income attributable to volume and rate changes are summarized in the table on page 23.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

     The provision for loan losses was $414,000 in 1996 compared to $6,047,000 in 1995. During 1996, the Company had net charge-offs of $565,000, compared to $3,774,000 in 1995, and a significant decrease in the level of non-performing loans. The level of non-performing loans at December 31, 1996 was 0.54% of total loans. During 1995, the Company recorded a provision for loan losses of $5.7 million attributed to losses associated with a group of loans totaling approximately $14.8 million to a Louisville-based real estate development firm. These loans were classified by management in 1995 as impaired and non-accrual and adjusted to fair value based on appraisals of the underlying real estate collateral. During 1995, charge-offs related to these loans aggregated $2.9 million.

     At December 31, 1996, the allowance for loan losses was 1.14% of loans outstanding compared to 1.25% at the end of 1995.

NON-INTEREST INCOME

     Non-interest income increased $3.3 million or 30% in 1996 compared to 1995. The substantial increase in 1996 is partially attributed to the $1.8 million gain related to the sale of the money order subsidiary's agent base. In addition to this transaction, the Company had securities gains in 1996 aggregating $129,000 compared to securities losses of $665,000 in 1995. Excluding the money order gain and securities gains and losses from each period, non-interest income increased approximately 6% in 1996, compared to 1995.

     Service charges on deposits were $4.6 million in 1996, an increase of 1.6% over 1995. During 1996, the Company was able to slightly increase its number of transaction accounts; however, there was a shift to packaged and fixed fee accounts which generally generate lower fees per account. During 1996, the Company redesigned its consumer transaction account product base and increased the level of regular advertising for these products. These efforts reversed the Company's experience in recent years, where the number of transaction accounts had been declining.

     Trust income increased $182,000 or 19% in 1996 when compared to 1995. The 26% growth in personal and corporate trust revenues caused the overall increase in trust income. The stock transfer portion of trust income of $282,000 was relatively unchanged from 1995. The increase in personal and corporate trust revenues is attributed to on-going business development efforts and a Bank-wide referral incentive program.

     Gift certificate and money order fees were $3.8 million in 1996, a 2% decline compared to 1995. The decline is attributed to the previously discussed agent base sale. Aside from this sale, the money order subsidiary continued to expand its remaining agent base (9%) and increase items issued (10%) in 1996. The money order subsidiary provided non-interest bearing funds which averaged approximately $62 million for 1996. The money order subsidiary had net income, excluding the gain on the agent base sale, of $1,240,000 in 1996, compared to $826,000 in 1995.

     Other non-interest income, excluding the money order gain, increased $550,000. The increase is attributed to income on the Company's new debit card product of $167,000, increased ATM fees of $108,000 resulting from a new surcharge fee from non-customer usage of the Company's ATM network, and $234,000 of gains on the disposition of other real estate owned.

     Net securities gains of $129,000 in 1996, included gross securities gains of $1,241,000 and gross securities losses of $1,112,000.

OTHER OPERATING EXPENSES

     Other operating expenses in 1996 increased $2,733,000 or 6.5% to $44,577,000 from $41,844,000 in 1995. This increase was primarily associated with increases in personnel costs, expenses related to an increased level of advertising and marketing, and expenses related to the bank-wide consulting project. Excluding the increase in salaries and benefits and 1995 expenses related to the aforementioned problem real estate loans, the aggregate of the other components of other operating expenses increased only $172,000 or less than 1%.

     Salaries and benefits in 1996 increased $3,561,000 or 16% to
$25,850,000.   The increase in salaries and benefits in 1996 is
related to several factors. In April 1996, annual salary increases that averaged 4% were effective. Also, in 1996, the Company implemented a new performance bonus program available to senior officers (vice president and above) that increased benefits in 1996 compared to 1995. No bonus expense existed in 1995 due to the decline in net income in 1995. Also contributing to the increase, was a full year salary impact in 1996 compared to a quarter's impact in 1995 for the Vice-Chairman and Chief Executive Officer and several senior commercial and real estate lending officers who joined the Company in the fourth quarter of 1995. Further, an increase in average FTE from 648 during 1995 to 658 in 1996 contributed to the increase.

     Occupancy, and furniture and equipment expenses both reflected minor decreases in 1996 compared to 1995. Occupancy expense of $2.9 million declined $14,000 and furniture and equipment expenses of $4.7 million declined $184,000 in 1996 compared to 1995. In 1996, a portion of the decrease in furniture and equipment expenses was related to depreciation and maintenance of the money order machines of the sold agent base.

     Other operating expenses decreased $630,000 in 1996 compared to 1995. Excluding 1995 expenses related to the aforementioned group of problem real estate loans, other expenses increased $370,000 or 3.5% in 1996. Advertising and marketing expenses of $1,262,000 increased $558,000 or 79% in 1996 compared to 1995, as the Company increased its level of regular advertising for loan and deposit product promotions in 1996. Operating supplies expenses declined in 1996 partially as a result of the installation of a new inventory and requisitioning system that controlled usage and order levels and a paper and forms reduction program made possible by utilization of a new document imaging system. Additionally, supplies expenses at the money order subsidiary declined $186,000 as a result of the lower agent base subsequent to the agent base sale. Professional fees increased $659,000 in 1996 compared to 1995, with legal fees declining $386,000 as the level of legal fees associated with the group of problem real estate loans previously discussed declined after the bankruptcy settlement in early 1996. Professional fees were also impacted by $870,000 of expenses related to the previously mentioned consulting project and a separate consulting project related to the Company's teller automation program. Bank, property and other taxes increased $251,000 or 18% as a result of the change in the basis for the Kentucky bank tax which increased the related expenses approximately $200,000. Deposit insurance costs declined $835,000 in 1996 compared to 1995, as the FDIC decreased the rate of deposit insurance during the last half of 1995. Other expenses, which decreased approximately $784,000 in 1996 compared to 1995, included a decreased level of funding for the Company's charitable trust ($187,000), increased travel and entertainment ($65,000) and the absence of expenses in 1995 related to certain legal matters ($500,000).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     During 1997, the Financial Accounting Standards Board issued FASB Statement No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement is effective for interim and annual periods beginning in 1998.

     Also, during 1997, the Financial Accounting Standards Board issued FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires reporting of certain information about operating segments in complete sets of financial statements and in condensed financial statements of interim periods issued to shareholders. This statement is effective in 1998. In the initial year of application, this statement is not required to be applied to interim periods.

     During 1996, the Financial Accounting Standards Board issued FASB Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," an amendment of FASB Statement No. 125. Statement No. 125 established, among other things, new criteria for determining whether a transfer of financial assets should be accounted for as a sale or as a pledge of collateral in a secured borrowing. Statement 125 also established new accounting requirements for pledged collateral. As issued, Statement 125 was effective for transactions occurring after December 31, 1996. Statement 127 deferred the effective date of Statement 125 for repurchase agreements and similar transactions, to transactions occurring after December 31, 1997. Management believes the effects of FASB Statements No. 125 and 127 on such transactions will not be significant to its financial position or results of operations.


CAUTIONARY STATEMENT

     The preceding discussion contains statements relating to future results of the Company that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures within the Company's market, fixed income market fluctuations, unforeseen changes in the financial condition of personal and corporate customers, inflation, technological change, changes in law, changes in fiscal, monetary, regulatory and tax policies, monetary fluctuations, as well as other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission.


INTEREST RATE SENSITIVITY ANALYSIS

Dollars In Thousands                                                                                  Non-interest
December 31, 1997                             0-90       91-180     181-365       1-5        Over 5     Bearing
                                              Days        Days        Days       Years       Years       Funds        Total
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
ASSETS
  Loans, net of unearned income              $406,612     $29,660     $30,071    $225,629    $197,425      $1,678   $891,075
  Securities                                  195,229      31,102      38,264     143,873     114,431                522,899
  Federal funds sold                           16,900                                                                 16,900
  Other assets                                                                                             78,705     78,705
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total assets                              618,741      60,762      68,335     369,502     311,856      80,383  1,509,579
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
SOURCES OF FUNDS
  Deposits:
    Demand deposits                            57,619                                         134,449                192,068
    Savings deposits                           20,641                                          93,155                113,796
    Time deposits                              87,969      64,685     116,583     150,818      12,818                432,873
  Securities sold under
    agreements to repurchase                  278,071                   6,429                                        284,500
  Advances from the Federal Home
    Loan Bank                                   3,908       1,403       2,867      26,109      28,878                 63,165
  Other liabilities and non-interest
    bearing deposits                                                                                      267,468    267,468
  Shareholders' equity                                                                                    155,709    155,709
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total sources of funds                    448,208      66,088     125,879     176,927     269,300     423,177  1,509,579
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Asset / liability gap                     170,533      (5,326)    (57,544)    192,575      42,556    (342,794)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    Interest rate swap contracts affecting
       interest rate sensitivity             (150,000)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    INTEREST SENSITIVITY GAP                   20,533      (5,326)    (57,544)    192,575      42,556    (342,794)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    CUMULATIVE INTEREST SENSITIVITY GAP       $20,533     $15,207    ($42,337)   $150,238    $192,794
                                           =========== =========== =========== =========== ===========
CUMULATIVE INTEREST SENSITIVITY GAP
  AS A PERCENT OF TOTAL ASSETS                   1.36%       1.01%      -2.80%       9.95%      12.77%

RATE-SENSITIVE ASSETS TO RATE-
  SENSITIVE LIABILITIES                         1.05X       0.92X       0.54X       2.09X       1.16X



AVERAGE BALANCES AND YIELDS/RATES TAX EQUIVALENT BASIS

Dollars In Thousands                                1997                          1996                          1995
                                        ----------------------------- ----------------------------- -----------------------------
                                        Average              Yields/  Average              Yields/  Average              Yields/
                                        Balance     Interest Rates    Balance     Interest Rates    Balance     Interest Rates
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
EARNING ASSETS:
   Securities:
    U.S. Treasury and
     government agencies                  $130,501   $8,146     6.27%   $197,404  $12,066     6.13%   $259,137  $13,903     5.36%
    States and political
     subdivisions                           49,364    4,086     8.51      25,771    2,040     7.92      11,742      958     8.18
    Corporate and other                    192,927   12,104     6.31     104,688    6,414     6.14      49,653    3,076     6.18
   Federal funds sold                       19,261    1,071     5.56      31,294    1,700     5.43      40,177    2,389     5.95
   Securities purchased under
    agreements to resell                    98,342    5,399     5.49     113,110    6,059     5.36      18,740    1,105     5.90
   Loans, net of unearned income           817,262   78,169     9.56     767,755   74,077     9.65     707,898   70,433     9.95
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total earning assets               1,307,657  108,975     8.35%  1,240,022  102,356     8.25%  1,087,347   91,864     8.45%
NON-EARNING ASSETS:
   Allowance for loan losses                (8,979)                       (9,250)                       (7,564)
   Cash and due from banks                  26,010                        30,708                        44,494
   Other                                    49,058                        52,858                        47,452
                                        -----------                   -----------                   -----------
      Total assets                      $1,373,746                    $1,314,338                    $1,171,729
                                        ===========                   ===========                   ===========
INTEREST BEARING LIABILITIES:
   Deposits:
    Demand deposits                       $196,705    5,739     2.92%   $201,053    5,940     2.95%   $204,927    6,356     3.10%
    Savings deposits                       105,199    3,525     3.35      81,854    2,221     2.71      79,282    2,077     2.62
    Certificates of deposit
     $100,000 and over                      66,927    4,056     6.06      65,319    4,044     6.19      61,970    4,002     6.46
    Other time deposits                    341,988   19,115     5.59     321,550   18,457     5.74     300,001   16,810     5.60
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing deposits      710,819   32,435     4.56     669,776   30,662     4.58     646,180   29,245     4.53
   Federal funds purchased and
    securities sold under
    agreements to repurchase               258,744   13,159     5.09     256,826   12,887     5.02     152,488    8,420     5.52
   Advances from the Federal Home
    Loan Bank                               66,359    4,083     6.15      72,303    4,430     6.13      78,526    4,786     6.09
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing liabilities 1,035,922   49,677     4.80%    998,905   47,979     4.80%    877,194   42,451     4.84%

NON-INTEREST BEARING LIABILITIES:
   Demand deposits                         107,955                       103,000                        99,207
   Other                                    82,440                        77,348                        66,540
                                        -----------                   -----------                   -----------
      Total liabilities                  1,226,317                     1,179,253                     1,042,941
SHAREHOLDERS' EQUITY                       147,429                       135,085                       128,788
      Total liabilities and             -----------                   -----------                   -----------
       shareholders' equity             $1,373,746                    $1,314,338                    $1,171,729
                                        ===========                   ===========                   ===========
NET INTEREST INCOME                                 $59,298                       $54,377                       $49,413
                                                    ========                      ========                      ========
NET INTEREST SPREAD                                             3.55%                         3.45%                         3.61%
NET YIELD ON EARNING ASSETS                                     4.54%                         4.39%                         4.54%
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


INTEREST INCOME AND INTEREST EXPENSE
VOLUME AND RATE CHANGES FOR THE YEARS 1997 AND 1996 TAX EQUIVALENT BASIS

In Thousands                           Net Change    Due to      Due to    Net Change    Due to      Due to
                                       1997/1996     Volume       Rate     1996/1995     Volume       Rate
                                      -----------------------------------------------------------------------
INCREASE (DECREASE)
Interest Income:
   Securities                             $3,816      $2,805      $1,011      $2,583        $407      $2,176
   Federal funds sold                       (629)       (668)         39        (689)       (496)       (193)
   Securities purchased under
    agreements to resell                    (660)       (808)        148       4,954       5,064        (110)
   Loans, net of unearned income           4,092       4,740        (648)      3,644       5,823      (2,179)
                                      -----------------------------------------------------------------------
      Total interest income                6,619       6,069         550      10,492      10,798        (306)

Interest Expense:
   Deposits:
    Demand deposits                         (201)       (127)        (74)       (416)       (118)       (298)
    Savings deposits                       1,304         715         589         144          68          76
    Certificates of deposit
     $100,000 and over                        12          98         (86)         42         211        (169)
    Other time deposits                      658       1,151        (493)      1,647       1,229         418
   Federal funds purchased and
    securities sold under
    agreements to repurchase                 272          97         175       4,467       5,297        (830)
   Advances from the Federal Home
    Loan Bank                               (347)       (366)         19        (356)       (381)         25
                                      -----------------------------------------------------------------------
      Total interest expense               1,698       1,568         130       5,528       6,306        (778)
                                      -----------------------------------------------------------------------
CHANGE IN NET INTEREST INCOME             $4,921      $4,501        $420      $4,964      $4,492        $472
                                      =======================================================================


The volume/rate variance is allocated to the volume and rate categories based upon the absolute value of volume and rate variances before the allocation.


SUMMARY OF FINANCIAL DATA

In Thousands, Except Per Share Amounts
Years Ended December 31
                                            1997         1996         1995         1994         1993
                                       -----------------------------------------------------------------
Total interest income                      $107,196     $100,785      $90,595      $79,652      $71,302
Total interest expense                       49,677       47,979       42,451       34,593       30,752
                                       -----------------------------------------------------------------
Net interest income                          57,519       52,806       48,144       45,059       40,550
Provision for loan losses                       300          414        6,047          712          390
                                       -----------------------------------------------------------------
Net interest income after
  provision for loan losses                  57,219       52,392       42,097       44,347       40,160
Non-interest income                          13,173       14,527       11,191       11,599       10,942
Other operating expenses                     44,422       44,577       41,844       37,592       34,276
                                       -----------------------------------------------------------------
Income before income taxes                   25,970       22,342       11,444       18,354       16,826
Income tax expense                            8,055        7,313        3,378        5,742        5,253
                                       -----------------------------------------------------------------
Net income                                  $17,915      $15,029       $8,066      $12,612      $11,573
                                       =================================================================
Per common share:
  Net income:
     Basic                                    $1.83        $1.55        $0.84        $1.31        $1.21
     Diluted                                   1.80         1.54         0.83         1.30         1.20
  Cash dividends declared                      0.76         0.67         0.59         0.57         0.56



December 31
                                            1997         1996         1995         1994         1993
                                       -----------------------------------------------------------------
Loans, net of unearned income              $891,075     $804,182     $748,565     $699,396     $657,568
Total assets                              1,509,579    1,420,933    1,313,987    1,213,990    1,169,023
Total deposits                              878,829      825,257      784,957      732,620      729,449
Total shareholders' equity                  155,709      140,638      132,950      125,052      119,590



QUARTERLY FINANCIAL DATA

In Thousands, Except                  1997                             1996                              1995
Per Share Amounts       --------------------------------------------------------------------------------------------------
                        First   Second  Third   Fourth   First   Second  Third   Fourth   First   Second  Third   Fourth
                        -------------------------------- -------------------------------- --------------------------------
Total interest
  income                $26,391 $26,620 $26,606 $27,579  $24,559 $25,023 $25,307 $25,896  $22,104 $22,787 $22,103 $23,601
Total interest
  expense                12,497  12,384  12,162  12,634   11,728  11,942  11,908  12,401   10,458  10,676  10,484  10,833
Provision for
  loan losses              ---     ---     ---      300     ---      104     303       7      102     127   5,718     100
Net interest income      ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
  after provision for
  loan losses            13,894  14,236  14,444  14,645   12,831  12,977  13,096  13,488   11,544  11,984   5,901  12,668

Non-interest income       3,348   3,020   3,236   3,569    4,221   3,031   3,971   3,304    2,762   2,854   2,936   2,639
Other operating
  expenses               10,692  10,586  11,348  11,796   10,684  10,433  11,789  11,671   10,208  10,187  11,260  10,189

                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Income (loss) before
  income taxes            6,550   6,670   6,332   6,418    6,368   5,575   5,278   5,121    4,098   4,651  (2,423)  5,118
Income taxes              2,033   2,065   2,007   1,950    2,051   1,868   1,800   1,594    1,278   1,440    (947)  1,607
                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Net income (loss)        $4,517  $4,605  $4,325  $4,468   $4,317  $3,707  $3,478  $3,527   $2,820  $3,211 ($1,476) $3,511
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======
Per common share
 Net income (loss)
  Basic                   $0.46   $0.47   $0.44   $0.45    $0.45   $0.38   $0.36   $0.36    $0.29   $0.33  ($0.16)  $0.37
  Diluted                 $0.46   $0.46   $0.43   $0.44    $0.45   $0.38   $0.36   $0.36    $0.29   $0.33  ($0.16)  $0.36
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======


MARKET FOR MIDAMERICA BANCORP'S STOCK AND
RELATED SECURITY HOLDER MATTERS


MidAmerica Bancorp's common stock is traded on the American Stock Exchange (AMEX) under the symbol MAB. As of December 31, 1997, the total number of registered holders of the Company's common stock was 1,035 and the market price of the Company's common stock was $ 33.625.

Bank of Louisville is the stock transfer agent, dividend disbursing agent, and registrar for the common stock of the Company.

The tables below represent the high and low market prices reported for MidAmerica Bancorp's common stock and the cash dividends declared on common stock, in each quarter of the last two years. Per share data has been adjusted to reflect the effect of stock dividends during the periods presented.



                                                  Market Price
                                          --------------------------
1997              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter       $ .185                        $20.38       $17.94
2nd Quarter         .185                         25.13        19.19
3rd Quarter         .185                         32.06        22.56
4th Quarter         .205                         35.75        28.63


                                                  Market Price
                                          --------------------------
1996              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter       $ .141                        $18.06       $15.31
2nd Quarter         .160                         17.25        14.69
3rd Quarter         .160                         16.13        15.44
4th Quarter         .209                         18.56        15.75


Management's Statement on Financial Reporting

The Management of the Company is responsible for the integrity and objectivity of the financial information presented in this Annual
Report. Management has prepared the consolidated financial statements in accordance with generally accepted accounting principles, which involve the use of estimates and judgements where appropriate.

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

Independent Auditors' Report

The Board of Directors and Shareholders
MidAmerica Bancorp:

We have audited the accompanying consolidated balance sheets of MidAmerica Bancorp and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Bancorp and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/KPMG Peat Marwick LLP


Louisville, Kentucky
January 23, 1998


CONSOLIDATED BALANCE SHEETS

In Thousands, Except Share and Per Share Amounts
December 31
                                                                                     1997         1996
                                                                                  ---------    ---------
ASSETS
Cash and due from banks                                                             $29,002      $30,884
Federal funds sold                                                                   16,900       20,200
Securities purchased under agreements to resell                                        -         110,000
Securities available for sale, amortized cost
    of $409,497 (1997) and $333,681 (1996)                                          414,721      336,118
Securities held to maturity, market value of $108,321 (1997) and $75,751 (1996)     108,178       75,555
Loans, net of unearned income                                                       891,075      804,182
Allowance for loan losses                                                            (9,209)      (9,167)
                                                                                  ---------    ---------
  Loans, net                                                                        881,866      795,015
Premises and equipment                                                               21,757       21,451
Other assets                                                                         37,155       31,710
                                                                                  ---------    ---------
    Total assets                                                                 $1,509,579   $1,420,933
                                                                                  =========    =========
LIABILITIES
Deposits:
  Non-interest bearing                                                             $140,092     $127,703
  Interest bearing                                                                  738,737      697,554
                                                                                  ---------    ---------
  Total deposits                                                                    878,829      825,257

Securities sold under agreements to repurchase                                      284,500      285,948
Federal funds purchased                                                                -           4,000
Advances from the Federal Home Loan Bank                                             63,165       69,042
Gift certificates and money orders outstanding                                      104,609       76,533
Accrued expenses and other liabilities                                               22,767       19,515
                                                                                  ---------    ---------
    Total liabilities                                                             1,353,870    1,280,295


SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized-750,000 shares; none issued                 ----         ----
Common stock, no par value; stated value $2.77 per share;
   authorized-12,000,000 shares; issued and outstanding -
   9,878,803 shares (1997); 9,425,803 shares (1996)                                  27,399       26,144
Additional paid-in capital                                                          115,182      104,932
Retained earnings                                                                     9,773        8,093
Net unrealized gains on securities available for sale                                 3,395        1,585
Pension liability adjustment                                                            (40)        (116)
                                                                                  ---------    ---------
    Total shareholders' equity                                                      155,709      140,638
                                                                                  ---------    ---------
    Total liabilities and shareholders' equity                                   $1,509,579   $1,420,933
                                                                                  =========    =========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Per Share Amounts
Years Ended December 31
                                                                     1997              1996              1995
                                                                  ----------        ----------        ----------
INTEREST INCOME
Interest and fees on loans                                          $77,820           $73,220           $69,499
Interest and dividends on:
  Taxable securities                                                 20,249            18,480            16,979
  Tax exempt securities                                               2,656             1,326               623
Interest on federal funds sold                                        1,072             1,700             2,389
Interest on securities purchased under agreements to resell           5,399             6,059             1,105
                                                                  ----------        ----------        ----------
    Total interest income                                           107,196           100,785            90,595
INTEREST EXPENSE
Interest on deposits                                                 32,434            30,662            29,245
Interest on federal funds purchased and
  securities sold under agreements to repurchase                     13,160            12,887             8,420
Interest on Federal Home Loan Bank advances                           4,083             4,430             4,786
                                                                  ----------        ----------        ----------
    Total interest expense                                           49,677            47,979            42,451
                                                                  ----------        ----------        ----------
NET INTEREST INCOME                                                  57,519            52,806            48,144
PROVISION FOR LOAN LOSSES                                               300               414             6,047
                                                                  ----------        ----------        ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                  57,219            52,392            42,097
NON-INTEREST INCOME
Income from trust department                                          1,363             1,151               969
Service charges on deposit accounts                                   5,078             4,582             4,509
Gift certificate and money order fees                                 2,709             3,782             3,857
Securities gains (losses)                                                59               129              (665)
Other                                                                 3,964             4,883             2,521
                                                                  ----------        ----------        ----------
    Total non-interest income                                        13,173            14,527            11,191
OTHER OPERATING EXPENSES
Salaries and employee benefits                                       25,885            25,850            22,289
Occupancy expense                                                     3,100             2,957             2,971
Furniture and equipment expenses                                      4,607             4,675             4,859
Other                                                                10,830            11,095            11,725
                                                                  ----------        ----------        ----------
    Total other operating expenses                                   44,422            44,577            41,844
                                                                  ----------        ----------        ----------
INCOME BEFORE INCOME TAXES                                           25,970            22,342            11,444
INCOME TAX EXPENSE                                                    8,055             7,313             3,378
                                                                  ----------        ----------        ----------
NET INCOME                                                          $17,915           $15,029            $8,066
                                                                  ==========        ==========        ==========

Weighted average shares outstanding
     BASIC                                                            9,799             9,679             9,636
     DILUTED                                                          9,970             9,749             9,700
                                                                  ==========        ==========        ==========

NET INCOME PER COMMON SHARE
     BASIC                                                            $1.83             $1.55             $0.84
     DILUTED                                                          $1.80             $1.54             $0.83
                                                                  ==========        ==========        ==========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In Thousands, Except Share and Per Share Amounts
Years Ended December 31, 1997, 1996 and 1995

                                       Common     Common  Additional            Net Unrealized    Pension          Total
                                        Stock      Stock     Paid-in   Retained Gains (Losses)  Liability   Shareholders'
                                       Shares     Amount     Capital   Earnings  on Securities Adjustment         Equity
                                   --------------------------------------------------------------------------------------
Balance, January 1, 1995            8,803,759    $24,421    $95,608     $7,086      ($2,063)       $ ---        $125,052
Net income                                                               8,066                                     8,066
Cash dividends declared,
  ($0.59 per share)                                                     (5,741)                                   (5,741)
Stock dividend declared               264,330        732      4,125     (4,857)                                      ---
Stock options exercised,
   including related tax benefits      23,553         65        258                                                  323
Net unrealized securities gains                                                       5,250                        5,250
                                   --------------------------------------------------------------------------------------
Balance, December 31, 1995          9,091,642     25,218     99,991      4,554        3,187          ---         132,950
Net income                                                              15,029                                    15,029
Cash dividends declared,
  ($0.67 per share)                                                     (6,491)                                   (6,491)
Stock dividend declared               273,935        759      4,240     (4,999)                                      ---
Stock options exercised,
   including related tax benefits      60,226        167        701                                                  868
Net unrealized securities losses                                                     (1,602)                      (1,602)
                                   --------------------------------------------------------------------------------------
Balance, December 31, 1996          9,425,803     26,144    104,932      8,093        1,585         (116)        140,638
Net income                                                              17,915                                    17,915
Cash dividends declared,
  ($0.76  per share)                                                    (7,441)                                   (7,441)
Stock dividend declared               287,159        795      7,999     (8,794)                                      ---
Stock options exercised,
  including related tax benefits      165,841        460      2,251                                                2,711
Net unrealized securities gains                                                       1,810                        1,810
Pension liability adjustment                                                                          76              76
                                   --------------------------------------------------------------------------------------
Balance, December 31, 1997          9,878,803    $27,399   $115,182     $9,773       $3,395         ($40)       $155,709
                                   ======================================================================================

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands
Years Ended December 31
                                                                 1997         1996         1995
                                                              ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                      $17,915      $15,029       $8,066
Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation, amortization and accretion, net                   4,256        3,408        4,341
  Provision for loan losses                                         300          414        6,047
  Federal Home Loan Bank stock dividends                         (1,060)        (962)        (874)
  Loss (gain) on sales of securities                                (59)        (129)         665
  Gain on sale of money order agent base                            ---       (1,797)         ---
  Loss (gain) on other real estate                                  (74)        (234)           8
  Deferred taxes                                                    580          217         (957)
  Decrease (increase) in interest receivable                       (524)         218         (874)
  Decrease (increase) in other assets                               959        1,435       (7,077)
  Increase in accrued expenses and other liabilities              1,231        4,413        1,394
                                                              ----------   ----------   ----------
    Net cash provided by operating activities                    23,524       22,012       10,739

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                   (212,434)    (182,245)    (153,272)
  Proceeds from maturities of securities available for sale      96,250       58,022       40,739
  Proceeds from sales of securities available for sale           45,181       82,726      105,003
  Purchases of securities held to maturity                     (106,781)     (63,403)    (145,837)
  Proceeds from maturities of securities held to maturity        70,000       57,325      144,048
  Proceeds from sale of money order agent base                      ---        1,797          ---
  Proceeds from sales of premises and equipment                     257          904          195
  Net purchases of premises and equipment                        (3,407)      (4,909)      (4,271)
  Proceeds from sales of other real estate                        3,570        7,924        1,688
  Net increase in customer loans                                (96,540)     (68,652)     (52,802)
                                                              ----------   ----------   ----------
    Net cash used in investing activities                      (203,904)    (110,511)     (64,509)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                       53,572       40,300       52,337
  Net increase (decrease) in securities sold
    under agreements to repurchase                               (1,448)      58,782       14,065
  Net increase (decrease) in federal funds purchased             (4,000)         950       (2,750)
  Repayment of advances from the Federal Home Loan Bank          (5,877)      (6,067)      (6,395)
  Increase (decrease) in gift certificates and
    money orders outstanding                                     28,076       (2,876)      31,591
  Stock options exercised                                         2,316          823          310
  Dividends paid                                                 (7,441)      (6,491)      (5,741)
                                                              ----------   ----------   ----------
    Net cash provided by financing activities                    65,198       85,421       83,417
                                                              ----------   ----------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (115,182)      (3,078)      29,647
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  161,084      164,162      134,515
                                                              ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $45,902     $161,084     $164,162
                                                              ==========   ==========   ==========

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MidAmerica Bancorp is a bank and savings and loan holding
company whose primary subsidiary is Bank of
Louisville (the Bank).  Other subsidiaries
include MidAmerica Bank, FSB and MidAmerica Gift
Certificate Company.   The Company is primarily engaged in commercial
and personal banking activities and trust services. Banking activities are conducted predominantly in Jefferson County, Kentucky and surrounding communities.

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

Principles of Consolidation -- The consolidated financial statements include the accounts of MidAmerica Bancorp and its wholly-owned subsidiaries (the Company). Significant intercompany accounts have been eliminated in consolidation.
Certain prior year amounts have been reclassified to conform with current classifications.

Securities -- Debt securities are classified as securities held to maturity and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Securities purchased with the intention of recognizing short-term profits are placed in a trading account and are carried at market value with unrealized gains or losses reported in income. Securities not classified as securities held to maturity or trading and which may be sold in response to or in anticipation of changes in interest rates or based on other factors are designated as securities available for sale and are carried at fair value with unrealized holding gains or losses, net of tax
effects, reflected in shareholders' equity.    Amortization of
premiums and accretion of discounts are recorded on the interest method. The specific identification method is used in determining gains and losses on the sale of securities.

Loans and Allowance for Loan Losses -- Loans are reported at the principal balance outstanding, net of unearned income and deferred loan fees. Interest on loans and amortization of unearned income and deferred loan fees are computed by methods which result in level rates of return. Generally, the accrual of interest on loans, including impaired loans, is discontinued when it is determined that the collection of interest or principal is doubtful, or when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain.

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

Loans are classified as impaired when it is probable that the Company will be unable to collect contractual interest and principal according to the terms of the loan agreement. The allowance for loan losses related to impaired loans is based on discounted cash flows at the loan's initial effective interest rate or the fair value of collateral for collateral dependent loans. Generally, impaired loans are also in non-accrual status. In certain instances, however, the Company may continue to accrue interest on an impaired loan. The Company does not apply the impairment criteria to individual loans which are part of a large group of smaller-balance homogeneous loans, such as residential and consumer loans. Such loans are collectively evaluated for impairment.

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

Interest Rate Swap Contracts -- The Company uses interest rate swap contracts to manage its sensitivity to interest rate risk. Interest income is accrued over the life of the swap agreements. The fair market value of these instruments is not included in the consolidated financial statements.

Net Income Per Common Share -- Effective December 31, 1997, the Company adopted FASB Statement No. 128, "Earnings Per Share", which requires the computation and disclosure of basic and diluted net income per share. Prior periods' net income per share amounts have been restated to reflect the adoption of FASB Statement No. 128. Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per share is determined by dividing net income by the weighted average number of shares of common stock outstanding plus the weighted average number of shares that would be issued upon exercise of dilutive options assuming proceeds are used to repurchase shares pursuant to the treasury stock method.

Recently Issued Financial Accounting Standards -- During 1997, the Financial Accounting Standards Board issued FASB Statement No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement is effective in 1998.

Also, during 1997, the Financial Accounting Standards Board issued FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires reporting of certain information about operating segments in complete sets of financial statements and in condensed financial statements of interim periods issued to shareholders. This statement is effective in 1998.

B. CASH FLOWS

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and securities purchased under agreements to resell. Certain activities of the Company, such as the acquisition of property in exchange for release of indebtedness, do not result in cash receipts or payments and, therefore, are not presented in the consolidated statements of cash flows.

During 1997, 1996 and 1995, cash paid for income taxes amounted to $5,668,000, $8,056,000 and $5,046,000, respectively, and cash paid for interest was $49,750,000, $46,939,000 and $41,183,000, respectively. Loans transferred to other assets were $9,389,000 in 1997, $12,470,000 in 1996, and $158,000 in 1995. Securities held to maturity transferred to securities available for sale amounted to $146,022,000 in 1995.

C. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

The Company enters into purchases of U.S. Treasury and U.S. government agency securities under agreements to resell such securities. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable on the consolidated balance sheets. The securities are delivered to third-party custodians' accounts designated by the Company under a written custodial agreement that explicitly recognizes the Company's interest in these securities. Securities purchased under agreements to resell averaged $98,342,000 during 1997 with an average yield of 5.49% and averaged $113,110,000 during 1996 with an average yield of 5.36%. The maximum month-end balance outstanding during 1997 and 1996 was $140 million and $145 million, respectively.

D. SECURITIES

The amortized cost and market value of securities available for sale follows:


In Thousands                                      December 31, 1997                       December 31, 1996
                                    --------------------------------------- ---------------------------------------
                                    Amortized      Unrealized       Market  Amortized      Unrealized       Market
                                         Cost    Gains    Losses     Value       Cost    Gains    Losses     Value
                                    --------------------------------------- ---------------------------------------
U.S. Treasury and
 U.S. government agencies           $156,040      $647       $33  $156,654  $147,230    $1,240      $170  $148,300
Collateralized mortgage obligations  183,792     2,008       326   185,474   100,308       594       148   100,754
States and political subdivisions     50,352     2,920        --    53,272    40,697     1,022       115    41,604
Corporate obligations                  1,757         8        --     1,765    28,811        15         1    28,825
Equity securities                     17,556        --        --    17,556    16,635        --        --    16,635
                                    --------------------------------------- ---------------------------------------
                                    $409,497    $5,583      $359  $414,721  $333,681    $2,871      $434  $336,118
                                    ======================================= =======================================


The amortized cost and market value of securities held to maturity follows:

In Thousands                                    December 31, 1997                       December 31, 1996
                                    --------------------------------------- ---------------------------------------
                                    Amortized      Unrealized       Market  Amortized      Unrealized       Market
                                         Cost    Gains    Losses     Value       Cost    Gains    Losses     Value
                                    --------------------------------------- ---------------------------------------
U.S. Treasury and
 U.S. government agencies           $108,078      $148        $5  $108,221   $75,455      $217       $21   $75,651
Corporate obligations                    100        --        --       100       100        --        --       100
                                    --------------------------------------- ---------------------------------------
                                    $108,178      $148        $5  $108,321   $75,555      $217       $21   $75,751
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

A summary of debt securities at December 31, 1997 based on scheduled maturities is shown in the table below. Actual maturities may differ from scheduled maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. Collateralized mortgage obligations are assigned to maturity categories based on estimated average life.


In Thousands                                             Securities Available for Sale  Securities Held to Maturity
                                                        ----------------------------- -----------------------------
                                                        Amortized             Market  Amortized             Market
                                                             Cost              Value       Cost              Value
                                                        ----------------------------- -----------------------------
Due within one year                                     $148,210            $148,454  $100,157            $100,157
Due after one year through five years                    181,887             183,606     8,021               8,164
Due after five years through ten years                    15,527              15,979       --                  --
Due after ten years                                       46,317              49,126       --                  --
                                                        ----------------------------- -----------------------------
                                                        $391,941            $397,165  $108,178            $108,321
                                                        ============================= =============================

Gross realized gains and losses on sales of securities available for sale respectively, in 1996, and $25,000 and $690,000, respectively, in 1995. Securities with a book value of $332,415,000 and $246,142,000 at December 31,1997 and 1996, respectively, were pledged to secure public and trust deposits, repurchase agreements and for other purposes.

E. LOANS

The composition of loans follows:


In Thousands
December 31
                                                          1997          1996
                                                    ------------  ------------
       Commercial and financial                         $425,424      $386,647
       Real estate - construction and development         65,513        55,738
       Real estate - residential mortgages               329,086       294,746
       Consumer                                           71,052        67,051
                                                    ------------  ------------
                                                        $891,075      $804,182
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

At December 31, 1997 and 1996, the recorded investment in impaired loans, was $1.670 and $3.424 million, respectively. All impaired loans are on a nonaccrual basis. Included in impaired loans at December 31, 1997 is $766,000 of impaired loans for which the related allowance for loan losses is $150,000. Included in impaired loans at December 31, 1996 is $1.439 million of impaired loans for which the related allowance for loan losses is $179,000. The average recorded investment in impaired loans during 1997 and 1996 was approximately $2.617 and $5.343 million, respectively. For the years ended December 31, 1997, 1996 and 1995, the Company recognized interest income on impaired loans of $129,000, $109,000 and $89,000, respectively, using the cash basis method of income recognition. Interest income of $198,000, $330,000 and $1,506,000 would have been recognized on impaired loans in 1997, 1996 and 1995, respectively, if these loans were performing under original terms.

F. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses follows:

In Thousands
                                         1997      1996      1995
                                     ------------------------------
      Balance, January 1                $9,167    $9,318    $7,045

      Loans charged-off                   (621)   (1,025)   (4,045)
      Recoveries                           363       460       271
                                     ------------------------------
      Net loans charged-off               (258)     (565)   (3,774)

      Provision for loan losses            300       414     6,047
                                     ------------------------------
      Balance, December 31              $9,209    $9,167    $9,318
                                     ==============================


G. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

A summary of premises and equipment follows:

In Thousands
December 31
                                                         1997         1996
                                                      ----------------------
      Land                                              $4,872       $4,643
      Buildings and leasehold improvements              13,410       13,532
      Furniture and equipment                           23,370       21,460
                                                      ----------------------
                                                        41,652       39,635
      Less accumulated depreciation and amortization    19,895       18,184
                                                      ----------------------
                                                       $21,757      $21,451
                                                      ======================


At December 31, 1997, the Company was obligated under long-term operating leases covering various premises and equipment. The Company's main office and most branch office lease agreements contain renewal options.

Rental expense was $1,145,000, $1,134,000, and $1,183,000 for 1997,
1996 and 1995, respectively.

Minimum rental commitments under noncancelable leases in future years are as follows:

In Thousands
Year Ending December 31

      1998                                       $938
      1999                                       $891
      2000                                       $888
      2001                                       $882
      2002                                       $959
      Thereafter                               $3,778
      ================================================

H. INCOME TAXES

The provision for income taxes consists of the following:


In Thousands
Years ended December 31
                                                                     1997     1996     1995
                                                                  ---------------------------
         Income taxes applicable to operations:
         Current:
           Federal                                                  $7,196   $6,848   $4,280
           State                                                       279      248       55
                                                                  ---------------------------
                                                                     7,475    7,096    4,335

         Deferred                                                      580      217     (957)
                                                                  ---------------------------
         Total applicable to operations                              8,055    7,313    3,378

         Charged (credited) to components of shareholders' equity:
           Net unrealized securities gains (losses)                    976     (863)   2,827
           Stock options exercised                                    (395)     (48)     (13)
           Pension liability adjustment                                 41      (63)      --
                                                                  ---------------------------
         Total income taxes                                         $8,677   $6,339   $6,192
                                                                  ===========================


The provision for income taxes in the consolidated statements of income is reconciled to the federal statutory rate as follows:


                                                                     1997     1996     1995
                                                                  ---------------------------
         Tax at federal statutory rate                                35.0%    35.0%    35.0%
         Tax exempt interest income                                   (4.5)    (4.6)    (7.3)
         Non-deductible expenses                                       0.6      1.5      2.7
         Other, net                                                   (0.1)     0.8     (0.9)
                                                                  ---------------------------
                                                                      31.0%    32.7%    29.5%
                                                                  ===========================


Other liabilities include deferred income taxes of $2,064,000 and $442,000 at December 31, 1997 and 1996, respectively. The principal types of basis differences between assets and liabilities for financial reporting and tax return purposes which give rise to deferred taxes relate to the following:


In Thousands
December 31
                                                                             1997     1996
                                                                           ------------------
         Deferred tax liabilities:
            Lease accounting                                                 $1,703   $1,290
            Depreciation                                                      1,173    1,533
            Mark-to-market adjustments related to securities                  1,709      708
            Other                                                               479      198
                                                                           ------------------
           Total deferred tax liabilities                                     6,532    4,826
                                                                           ------------------
         Deferred tax assets:
            Allowance for loan losses                                         3,295    3,281
            Deferred compensation                                               264      245
            Other                                                               553      457
                                                                           ------------------
           Total deferred tax assets                                          4,468    4,384
                                                                           ------------------
         Net deferred tax liability                                          $2,064     $442
                                                                           ==================

Based upon historical and projected levels of taxable income, management believes it is more likely than not that the Company will realize the income tax benefits of its deductible temporary differences. Accordingly, no valuation allowance for deferred tax assets was recorded at December 31, 1997 and 1996.

I. DEPOSITS

Included in deposits are certificates of deposit and other time deposits in denominations of $100,000 or more in the amounts of $77,163,000 and $73,710,000 at December 31, 1997 and 1996,
respectively. Also included in deposits are retail brokered certificates of deposit aggregating approximately $10 million at December 31, 1997 and 1996.

At December 31, 1997, the scheduled maturities of certificates of deposit are as follows:

In Thousands

         Year of Maturity

         1998                       $269,237
         1999                         94,256
         2000                         22,842
         2001                         26,353
         2002                          7,367
         2003 and thereafter          12,818
                                    ---------
                                    $432,873
                                    =========

J.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company enters into sales of securities under agreements to repurchase which are treated as financings. The obligation to repurchase securities sold is reflected as a liability and the assets underlying the agreements remain in the respective securities account. Information concerning securities sold under agreements to repurchase is summarized as follows:


                                                December 31, 1997                                 December 31, 1996
Dollars In Thousands            ------------------------------------------------  -------------------------------------------------
                                        Asset Sold         Repurchase Liability           Asset Sold          Repurchase Liability
                                ------------------------- ----------------------  -------------------------  ----------------------
                                                                       Weighted                                           Weighted
                                                                        Average                                            Average
                                  Carrying      Market                 Interest     Carrying      Market                  Interest
Maturity/Type of Asset             Amount       Value        Amount      Rate        Amount       Value         Amount      Rate
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
Overnight to 30 Days
  U.S. Treasury and
  government agencies              $276,570     $280,292     $278,071      5.32%     $275,506     $276,460      $276,141     5.04%

31 to 90 Days
  U.S. Treasury and
  government agencies           -            -            -            -                  295          301           300     4.80

Over 90 Days but less than 180 Days
  U.S. Treasury and
  government agencies                 6,993        7,001        6,429     5.52         10,204       10,213         9,507     5.33
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
                                   $283,563     $287,293     $284,500      5.33%     $286,005     $286,974      $285,948     5.05%
                                ============ ============ ============ =========  ============ ============  ============ =========

                                                  1997         1996
                                             ------------ ------------
Average balance during the year                 $257,149     $252,577

Average interest rate during the year               5.08%        5.01%

Maximum month-end balance during the year       $346,635     $320,174

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


Dollars In Thousands

                                                    Weighted
                                                    Average
                                                    Interest
         Year of Maturity              Amount       Rate
         --------------------------------------------------------
         1998                               $2,529        5.99 %
         2000                                  258        5.77
         2002                                4,137        6.42
         2008 - 2012                        29,525        6.18
         2013 - 2014                         4,892        7.10
                                       ------------ -----------
                                           $63,165        6.16 %
                                       ============ ===========


Scheduled principal repayments on advances from the FHLB are $8,178,000, $5,997,000, $6,566,000, $6,740,000, and $6,806,000 for 1998 through 2002, respectively, and $28,878,000 thereafter.

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

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets:


In Thousands
December 31
                                                                                              1997       1996
                                                                                         ----------------------
       Actuarial present value of benefit obligations:
         Accumulated benefit obligation, including vested benefits of
           $7,438 (1997) and $7,603 (1996)                                                   $7,967     $8,117
                                                                                         ======================
       Plan assets at market value, primarily debt and equity mutual funds                  $10,012    $10,880
       Projected benefit obligation for service rendered to date                             11,563     11,511
                                                                                         ----------------------
       Projected benefit obligation in excess of plan assets                                 (1,551)      (631)
       Unrecognized net loss from past experience different
         from that assumed                                                                    1,390      1,212
       Unrecognized prior service cost                                                           36         39
       Unrecognized net asset at January 1, 1986 being recognized over
         approximately 16 years                                                                (657)      (837)
                                                                                         ----------------------
       Accrued pension costs                                                                  ($782)     ($217)
                                                                                         ======================


Net pension expense for 1997, 1996, and 1995 included the following components:


In Thousands
Years ended December 31
                                                                                   1997       1996       1995
                                                                              ---------------------------------
       Service cost-benefits earned during the period                              ($659)     ($740)     ($472)
       Interest cost on projected benefit obligation                                (828)      (819)      (715)
       Actual return on plan assets                                                1,500        537      1,622
       Amortization and deferral - net                                              (578)       428       (604)
                                                                              ---------------------------------
       Net pension expense                                                         ($565)     ($594)     ($169)
                                                                              =================================


A discount rate of 7.00 % in 1997 and 7.75 % in 1996 and a rate of increase in future compensation levels of 4.25% in 1997 and 5.00% in 1996 were used in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 7.00% in 1997 and 8.00% in 1996 and 1995.

The Company does not have a significant commitment to pay post-retirement or post-employment benefits other than pension benefits.

The Company also sponsors an unfunded non-qualified excess benefit plan covering certain executive officers. The plan had an accumulated benefit obligation of $149,000 at December 31, 1997 and $1,157,000 at December 31, 1996. The plan had a projected benefit obligation of $414,000 at December 31, 1997 and $1,429,000 at December 31, 1996. In 1997, a portion of this plan's obligations were settled by a lump sum payment of $1.1 million resulting in the recognition of a settlement loss of $298,000. Expenses of the plan, including the settlement loss in 1997, were approximately $427,000 in 1997, $173,000 in 1996 and $186,000 in 1995.

The Company also offers a defined contribution employee stock ownership plan. The Company's contribution to this plan was $585,000, $560,000, and $476,000 for 1997, 1996, and 1995, respectively.

The Company has incentive stock option plans under which shares of common stock have been reserved for the granting of stock options to certain key
employees of the Company.   The Company applies APB Opinion No.25 and
related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for these fixed stock option plans. Had compensation cost for the Company's stock options granted in 1997, 1996 and 1995 been determined under the fair value approach described in FASB Statement No. 123, "Accounting for Stock-Based Compensation", the
Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


In Thousands, Except Per Share Amounts
Years ended December 31
                                                             1997       1996       1995
                                                        ---------------------------------
       Net income                 As Reported              $17,915    $15,029     $8,066
                                  Pro forma                 17,841     14,978      7,630

       Basic net income           As Reported                $1.83      $1.55      $0.84
         per share                Pro forma                   1.82       1.55       0.79

       Diluted net                As Reported                $1.80      $1.54      $0.83
         income per share         Pro forma                   1.79       1.54       0.79


The fair values of the option grants are estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yields of 3.63%, 3.89% and 4.00%; expected volatility of 16%, 16% and 16%; risk-free interest rates of 6.64%, 6.09% and 7.56%; and expected lives of 6.50, 6.50 and 6.43 years.

The plans provide that the option price shall not be less than the fair market value of the stock at the effective date the options are granted, and that the term of the options shall not be more than ten years from the date of the grant. Options are exercisable ratably over a four year period. Options granted under the plans prior to 1997 were exercisable one year after the date of the grant. Shares available for future grants were 947,134 at December 31, 1997.

A summary of the status of the Company's incentive stock option plans as of December 31, 1997, 1996, and 1995 and changes during the years ended on those dates is presented below:


                                                      1997                  1996                  1995
                                             ---------- ---------- ---------- ---------- ---------- ----------
                                                        Weighted              Weighted              Weighted
                                                        Average               Average               Average
                                             Shares     Price      Shares     Price      Shares     Price
                                             ------------------------------------------------------------------
       Outstanding at January 1                 725,992   $14.19      768,029   $14.00      630,745   $13.48
         Granted                                120,448    20.10       26,523    17.19      225,101
         Expired                                 (4,946)   15.41       (7,198)   15.51      (62,080)   12.82
         Exercised                             (174,884)   13.90      (61,362)   12.86      (25,737)   12.16
       Outstanding at December 31            -----------           -----------           -----------
                                                666,610   $15.33      725,992   $14.19      768,029   $14.00
                                             ===========           ===========           ===========

       Exercisable at December 31               546,162               699,469               542,928
                                             ===========           ===========           ===========
       Weighted-average fair value
         of options granted                       $3.81                 $3.09
                                             ===========           ===========


The following table summarizes information about incentive stock options outstanding at December 31, 1997:


                              Options Outstanding                   Options Exercisable
                       ---------------------------------           ----------------------
                                  Weighted-  Weighted-                        Weighted-
       Range of                   Average    Average                          Average
       Exercise                   Remaining  Exercise                         Exercise
       Prices          Shares     Life       Price                 Shares     Price
     - --------------  ---------------------------------           ----------------------
     $  9.41 to 13.00     120,187  2.9 years   $10.75                 120,187   $10.75
       13.01 to 17.00     388,199  6.0 years    15.07                 388,199    15.07
       17.01 to 21.89     158,224  8.2 years    19.44                  37,776    17.34
                       -----------                                 -----------
     $  9.41 to 21.89     666,610  6.0 years    15.33                 546,162    14.27
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

M. REGULATORY RESTRICTIONS ON DIVIDENDS AND CASH AND OTHER REGULATORY MATTERS

Under the Federal Reserve Act, prior approval of the Federal banking authorities is required if dividends declared by the Company's banking subsidiary in any year exceed its net profits for that year, as defined, combined with retained net profits, as defined, for the two preceding years. As of January 1, 1998, the aggregate amount of retained earnings available for distribution to the Company by subsidiaries, excluding the subsequently sold money order subsidiary, without prior approval was approximately $7.6 million. In addition to restrictions on the payment of dividends, the Federal Reserve and the Commonwealth of Kentucky place certain cash reserve requirements on deposits. The reserve requirements, which were $10,458,000 at December 31, 1997, are met by holding a percentage of deposits in vault cash or maintaining a balance directly with the Federal Reserve. The Company was in compliance with all cash reserve requirements at December 31, 1997.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material impact on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table) of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital
(as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.


The Company's and the Bank's actual capital amounts and ratios are presented in the following table.

Dollars In Thousands                                                   To Be Well
                                                                   Capitalized Under
                                                  For Capital      Prompt Corrective
                                  Actual       Adequacy Purposes   Action Provisions
                            ------------------ ------------------  ------------------
                            Amount     Ratio   Amount     Ratio    Amount     Ratio
                            ---------- ------- ---------- -------  ---------- -------
As of December 31, 1997:
   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $161,484    14.7%   $88,142   > 8.0 %  $110,178   >10.0 %
      Bank                   $126,624    11.9%   $85,158   > 8.0 %  $106,448   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $152,275    13.8%   $44,071   > 4.0 %   $66,107   > 6.0 %
      Bank                   $117,468    11.0%   $42,579   > 4.0 %   $63,869   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $152,275    11.1%   $54,950   > 4.0 %   $68,687   > 5.0 %
      Bank                   $117,468     8.8%   $53,439   > 4.0 %   $66,798   > 5.0 %

As of December 31, 1996:

   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $148,246    15.6%   $76,022   > 8.0 %   $95,028   >10.0 %
      Bank                   $112,842    12.2%   $73,775   > 8.0 %   $92,219   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $139,079    14.6%   $38,011   > 4.0 %   $57,017   > 6.0 %
      Bank                   $103,704    11.3%   $36,888   > 4.0 %   $55,332   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $139,079    10.6%   $52,574   > 4.0 %   $65,717   > 5.0 %
      Bank                   $103,704     8.2%   $50,487   > 4.0 %   $63,108   > 5.0 %


N. NET INCOME PER SHARE AND COMMON STOCK DIVIDENDS

The following are the numerators and denominators for the basic and diluted net income per share computations:


In Thousands, Except Per Share Amounts
                                   1997                                 1996                                 1995
                    ----------------------------------   ----------------------------------   ----------------------------------
                    Net Income    Shares     Per Share   Net Income    Shares     Per Share   Net Income    Shares     Per Share
                    (Numerator) (Denominator)  Amount    (Numerator) (Denominator)  Amount    (Numerator) (Denominator)  Amount

Basic EPS            $17,915       9,799        $1.83     $15,029       9,679        $1.55      $8,066       9,636        $0.84
                                             =========                            =========                            =========

Effect of Dilutive
  Securities             ---         171                      ---          70                      ---          64
                    ---------   ---------                ---------   ---------                ---------   ---------

Diluted EPS          $17,915       9,970        $1.80     $15,029       9,749        $1.54      $8,066       9,700        $0.83
                    =========   =========    =========   =========   =========    =========   =========   =========    =========


The following table sets forth the Company's stock dividends to common shareholders:


Declaration                     Record                   Payable                  Stock Dividend
Date                            Date                     Date                     Percentage
----------                      ----------               ----------               ----------
November 17, 1997               December 1, 1997         December 12, 1997             3.0
November 18, 1996               December 3, 1996         December 13, 1996             3.0
November 20, 1995               December 4, 1995         December 15, 1995             3.0


Per share information in the consolidated financial statements reflects the adjusted number of shares.

O. COMMITMENTS AND CONTINGENCIES

In the normal course of business, in order to meet the financing needs of customers, the Company has outstanding commitments and contingent liabilities. At December 31, 1997, the Company had $322,698,000 of commitments to extend credit (of which $119,629,000 relates to home equity lines of credit), substantially all of which are at varible rates, which are not reflected in the consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

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

Standby letters of credit and financial guarantees written, aggregating $18.5 million at December 31, 1997, are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.

At December 31, 1997, there were various pending legal actions in which claims for damages were asserted. In one such matter, the Bank is one of 13 defendants named in a lawsuit filed on December 10, 1993, by Kentucky Central Life Insurance Company (in Rehabilitation) involving certain real estate loans. Management, after discussion with legal counsel concerning the adequacy of the Company's defenses, believes that this and other legal actions will not have a material adverse effect upon the financial condition or results of operations of the Bank or the Company.

P. OTHER NON-INTEREST INCOME AND OPERATING EXPENSES

Significant components of other non-interest income and other operating expenses are set forth below:


In Thousands
Years Ended December 31
                                                1997        1996        1995
                                            -----------------------------------
     Other non-interest income:
     Gain on sale of program agent base
        of money order subsidiary               $  -         1,797      $  -
     Other                                       3,964       3,086       2,521
                                            ----------- ----------- -----------
                                                $3,964      $4,883      $2,521
                                            =========== =========== ===========



                                                1997        1996        1995
                                            -----------------------------------
     Other operating expenses:
     Advertising and marketing                  $1,562      $1,262        $704
     Operating supplies                          2,121       1,601       2,080
     Professional fees                           1,610       2,212       1,553
     Taxes-Bank, property and other              1,741       1,637       1,386
     Other                                       3,796       4,383       6,002
                                            ----------- ----------- -----------
                                               $10,830     $11,095     $11,725
                                            =========== =========== ===========


In 1996, the Company recognized a $1.8 million gain related to the sale of a part of the money order agent base of Mid America Money Order Company (MAMO). Western Union Financial Services, Inc. exercised a contractual option to purchase their program agent base from MAMO. This transaction involved approximately one-third of MAMO's agent base and volume.

Q. RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and principal holders of the Company's common stock and associates of such persons are presented below:


In Thousands
         Balance, January 1, 1997                        $11,441
         New loans and advances on lines of credit        10,312
         Repayments                                       (5,631)
                                                        ---------
         Balance, December 31, 1997                      $16,122
                                                        =========


The above transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other customers in the ordinary course of business.

R. FINANCIAL INSTRUMENTS - INTEREST RATE SWAP CONTRACTS

The Company manages its exposure to market risk, in part, by using interest rate swap contracts to modify the existing interest rate characteristics of its floating rate loan portfolio.
The notional amount of the interest rate swap contracts represents only an agreed-upon amount on which calculations of interest payments to be exchanged are based, and is significantly greater than the amount at risk. Credit risk is measured as the cost of replacing, at current market rates, contracts in an unrealized gain position. Although the Company is exposed to credit-related losses in the event of nonperformance by the counterparty, based on management's assessment, as of December 31, 1997, the counterparty was expected to meet its obligations. In addition, the Company deals exclusively with counterparties with high credit ratings, enters into bilateral collateral arrangements and arranges master netting agreements. These agreements include legal rights of setoff that provide for the net settlement of the subject contracts with the same counterparty in the event of default.

At December 31, 1997, the Company had entered into interest rate swap contracts with notional amounts totaling $150 million, with a weighted average maturity of 2.2 years. Under these contracts the Company receives or pays the difference between the floating prime rate and fixed rates stated in the contracts. At December 31, 1997, the floating prime rate to be paid by the Company was 8.50% and the weighted average fixed rate to be received by the Company was 8.56%. At December 31, 1996 the Company had interest rate swap contracts of $150 million, with a weighted average maturity of 3.2 years, a weighted average fixed rate to be received by the Company of 8.56%, and a rate to be paid by the Company of 8.25%.
Interest rate swap contracts increased net interest income by $176,000 in 1997, $450,000 in 1996 and $21,000 in 1995. At
December 31, 1997 and 1996, the aggregate fair value of interest rate swap contracts, determined through market quotes, was approximately $1,000 and ($1,019,000), respectively.

S. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:


In Thousands
                                                          December 31, 1997    December 31, 1996
                                                        ----------------------------------------
                                                        Carrying  Fair       Carrying  Fair
                                                        Amount    Value      Amount    Value
                                                        ----------------------------------------
        Financial assets:
           Cash and short-term investments               $45,902   $45,902   $161,084  $161,084
           Securities                                    522,899   523,042    411,673   411,869
           Loans, net of allowance for loan losses       881,866   886,708    795,015   797,082

        Financial liabilities:
           Deposits                                      878,829   881,122    825,257   829,946
           Short-term borrowings                         284,500   284,500    289,948   289,948
           Advances from the Federal Home Loan Bank       63,165    62,360     69,042    66,499
           Gift certificates and money orders
              outstanding                                104,609   104,609     76,533    76,533
        Off-balance sheet financial instruments
           Interest rate swaps                              ---          1       ---     (1,019)


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

Gift certificates and money orders outstanding--The fair value of these instruments, payable upon demand, is carrying value.

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

T. SUBSEQUENT EVENT

On January 8, 1998, the Company completed the previously announced sale of Mid-America Money Order Company (MAMO), a wholly-owned subsidiary, to MoneyGram Payment Systems, Inc. (MoneyGram) for $15.6 million in cash, a $5 million premium over book value.
As a part of the agreement with MoneyGram, the Company will provide data processing and banking services to MAMO for at least four years. Under the provisions of the sales contract and the processing agreement, a gain of $436,000 was recognized in January, 1998; $4.6 million of the premium was deferred and will be amortized to income in 1998 and the following three years to provide for normal processing fees over the term of the processing agreement. The Company may recognize an additional gain in 1998 of up to $475,000 if certain other conditions are met.

At December 31, 1997, MAMO had assets of $43 million and outstanding gift certificates and money orders of $32.5 million. Excluding the mall gift certificate program, retained by the Company, MAMO had fees and interest income of $4.4 million, operating expenses of $3.1 million and net income of $850,000 in 1997.

U. CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY


Condensed Balance Sheets

In Thousands
December 31
                                                                          1997          1996
                                                                     --------------------------
     Assets:
     Cash on deposit with bank subsidiary                                 $7,016        $2,501
     Investment in bank and thrift subsidiaries                          124,364       108,677
     Investment in other subsidiaries                                     22,470        16,203
     Other assets                                                          1,874         3,487
                                                                     ------------  ------------
         Total assets                                                   $155,724      $140,662
                                                                     ============  ============
     Liabilities and shareholders' equity:
     Other liabilities                                                       $15           $24
     Shareholders' equity                                                155,709       140,638
                                                                     ------------  ------------
         Total liabilities and shareholders' equity                     $155,724      $140,662
                                                                     ============  ============



Condensed Statements of Income

In Thousands
Years Ended December 31
                                                            1997          1996          1995
                                                       ------------  ------------  ------------
     Cash dividends from bank subsidiary                    $2,550       $19,300        $6,000
     Interest income and other income                          697           300             2
     Other expenses                                           (233)         (117)         (210)
                                                       ------------  ------------  ------------

     Income before income taxes and equity
       in undistributed earnings of subsidiaries             3,014        19,483         5,792
     Applicable income tax (expense) benefit                  (167)         (168)           64
                                                       ------------  ------------  ------------

     Income before equity in undistributed earnings of
       subsidiaries                                          2,847        19,315         5,856

     Equity in undistributed earnings of subsidiaries       15,068        (4,286)        2,210
                                                       ------------  ------------  ------------
     Net income                                            $17,915       $15,029        $8,066
                                                       ============  ============  ============



Condensed Statements of Cash Flows

In Thousands
Years Ended December 31
                                                               1997       1996       1995
                                                            -------------------------------
     Cash flows from operating activities:
     Net income                                              $17,915    $15,029     $8,066
     Adjustment to reconcile net income to net cash
       provided by operating activities:
        Equity in undistributed earnings of subsidiaries     (15,068)     4,286     (2,210)
     Decrease (increase) in other assets                       2,008     (3,077)      (328)
     Increase (decrease) in other liabilities                     (9)        58       (731)
                                                            ---------  ---------  ---------
         Net cash provided by operating activities             4,846     16,296      4,797
                                                            ---------  ---------  ---------

     Cash flows from investing activities:
       Investment in subsidiaries                             (5,000)      (200)        --
                                                            ---------  ---------  ---------

     Cash flows used in financing activities:
       Dividends paid                                         (7,441)    (6,491)    (5,741)
       Stock options exercised                                 2,316        823        310
                                                            ---------  ---------- ---------
         Net cash used in financing activities                (5,125)    (5,668)    (5,431)
                                                            ---------  ---------  ---------
     Net increase (decrease) in cash and cash equivalents     (5,279)    10,428       (634)
     Cash and cash equivalents at beginning of year           12,295      1,867      2,501
                                                            ---------  ---------  ---------
     Cash and cash equivalents at end of year                 $7,016    $12,295     $1,867
                                                            =========  =========  =========
