Form 10-K, Exhibit 13
period 1998-12-31
MID AMERICA BANCORP/KY/
filed 1999-03-26
CIK 711083

Comparative Summary


Dollars In Thousands, Except Per Share Amounts                 1998        1997        1996
                                                           -----------------------------------
AT YEAR END
 Total assets                                              $1,594,763  $1,509,579  $1,420,933
 Total deposits                                               953,924     878,829     825,257
 Loans, net of unearned income                              1,005,021     891,075     804,182
 Total shareholders' equity                                   167,436     155,709     140,638

FOR THE YEAR
 Net income                                                   $20,213     $17,915     $15,029
 Cash dividends declared                                        8,345       7,441       6,491

PER SHARE DATA
 Book value                                                    $16.34      $15.30      $14.07
 Market value                                                   27.13       32.63       17.88
 Cash dividends declared                                         0.82        0.74        0.65
 Basic net income                                                1.98        1.78        1.50
 Diluted net income                                              1.94        1.75        1.50

SELECTED RATIOS
 Return on average total assets                                  1.40%       1.30%       1.14%
 Return on average shareholders' equity                         12.54       12.15       11.13
 Efficiency ratio                                               61.17       61.30       64.70
 Cash dividend payout ratio                                     41.41       41.57       43.33
 Average shareholders' equity to average total assets           11.20       10.73       10.28
 Allowance for loan losses to loans, net of unearned income      0.90        1.03        1.14




MANAGEMENT'S DISCUSSION and ANALYSIS

OF FINANCIAL CONDITION and RESULTS OF OPERATIONS


This discussion analyzes the results of operations and financial condition for MidAmerica Bancorp and subsidiaries (the Company), including its primary subsidiary, Bank of Louisville (the
Bank). It should be read in conjunction with the consolidated financial statements and related notes presented on pages 23 to 46.

1998 COMPARED TO 1997

Net income for 1998 was $20,213,000 or $1.94 on a diluted per share basis compared with $17,915,000 or $1.75 on a diluted per share basis for 1997. Basic net income per share was $1.98 in 1998 and $1.78 in 1997. For 1998, return on average total assets (ROA) was 1.40% and return on average equity (ROE) was 12.54%, compared
with ROA of 1.30% and ROE of 12.15% in 1997.     The efficiency ratio
in 1998 was 61.17%, a slight improvement from 61.30% in 1997.
The principal factors that contributed to the increase in net income in 1998 compared to 1997 included the following

*A non-recurring gain on the sale of the money order subsidiary of $4.6 million was recognized in 1998.

*An increase in net interest income on a tax equivalent basis of $2.2 million in 1998, with the benefit of increased average earning assets of $56 million offsetting the negative impact of lower interest rates.

*An increase of $1.8 million in the core sources of non-interest income, including trust revenue, deposit service charges, gift certificate fees and bank card fees.

*An increase in non-interest expenses of $7.5 million in 1998, considering the absence of expenses of the former money order subsidiary from the 1997 expense base. Approximately $3.4 million of the increase is attributed to three matters; incremental expenses associated with the Companys Year 2000 project, costs associated with the Companys new image campaign and legal costs related primarily to intensive discovery efforts in one ongoing litigation matter. Excluding these matters, other operating expenses increased 9.8% in 1998 compared to the adjusted 1997 expense base.

The discussion that follows explains in more detail the factors affecting 1998 operating results and changes in financial condition.

NET INTEREST INCOME

Net interest income is the difference between interest income on earning assets and interest expense incurred for funding sources used to support earning assets. Earning assets include primarily loans and securities. The primary sources used to fund these assets include deposits, purchased and borrowed funds, and capital. In 1998, net interest income on a tax equivalent basis increased $2,184,000 or 3.7% to $61,482,000. Net interest income was favorably impacted by the increase in average earning assets and the redeployment of earning assets from maturing securities to loans. The average prime rate in 1998 was 8.36% compared to 8.44% in 1997. The average rate on five year U.S. Treasury securities was 5.15% in 1998 compared to 6.21% in 1997. The impact of generally lower market interest rates in 1998 than in 1997 partially offset the benefits of earning asset growth. A significant result of lower rates was increased premium amortization on collateralized mortgage obligations (CMO), which corresponded to accelerated CMO prepayments experienced in the low mortgage rate environment in 1998. See Interest Income and Interest Expense Volume and Rate Changes For the Years 1998 and 1997 Tax Equivalent Basis.

The net interest spread is the difference between the average rate of interest earned on earning assets on a tax equivalent basis and the average rate of interest expensed on interest bearing liabilities. The net yield on earning assets is net interest income on a tax equivalent basis as a percent of the average balance of earning assets. The average yield on earning assets was 8.31% in 1998 compared to 8.35% in 1997, which was accompanied by a decline in the average rate on interest bearing liabilities from 4.80% in 1997 to 4.71% in 1998. The net interest spread was 3.60% in 1998 compared to 3.55% in 1997. The net yield on earning assets declined slightly in 1998 to 4.52% compared to 4.54% in 1997. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page 16.

Average earning assets increased approximately $56 million or 4.3% in 1998 to $1.364 billion. Average loans increased approximately $108 million or 13.2% to $926 million. Approximately $47 million of the average loan growth related to retail loans, with the vast majority of this growth being attributed to the Companys new indirect automobile lending program. Average commercial loans increased $61 million during 1998, despite substantial pay-offs arising from refinancing activities in 1998s lower fixed rate environment. There was a decrease in the average securities portfolio of approximately $50 million, as proceeds from maturing securities were used to fund loan growth.

The net growth in average earning assets was supported by a $57 million increase in average interest bearing deposits and a $6 million increase in average non-interest bearing sources of funds, which included gift certificates outstanding, demand deposits, and shareholders' equity. Average advances from the Federal Home Loan Bank (FHLB) increased approximately $5 million, as the addition of $20 million of convertible fixed rate advances exceeded scheduled payments. Repurchase agreements, a short-term higher yielding collateralized instrument used by individual and corporate customers with large amounts of investable funds, averaged $247 million during 1998, and continue to be a significant funding source. Average non-interest bearing deposits, other liabilities and capital were approximately 24% and 25% of average assets in 1998 and 1997, respectively.

The changes in interest income attributable to volume and rate changes are summarized in the table on page 17.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses was $972,000 in 1998 compared to $300,000 for 1997. The provision for loan losses was determined with consideration given to the level of charge-off experience and non-performing loans, and the results of detailed loan review procedures and evaluations of the adequacy of the allowance for loan losses. During 1998, the Company had net charge-offs of $1,171,000 or 0.13% of average loans, compared to $258,000 or 0.03%
of average loans in 1997. Non-performing loans of $4.5 million at December 31, 1998, were 0.44% of total loans compared to $2.5 million and 0.28% at December 31, 1997.

The allowance for loan losses is maintained at a level adequate to absorb estimated probable credit losses in the loan portfolio, considering non-performing loans and overall economic conditions. In evaluating the allowance for loan losses, management considers its evaluation of the risk characteristics of the loan portfolio including the impact of current economic conditions on the borrowers' ability to repay, past collection experience and such other factors which, in management's judgment, deserve current recognition. The Companys loan review procedures include detailed reviews of loans in excess of $250,000 on an annual basis, and timely reviews of loans over $50,000 that become 30 days past due. Each loan reviewed is graded and assigned to a risk category and, if necessary, a specific allowance is established. Specific allowances for $3.6 million of impaired loans aggregated $1.2 million at December 31, 1998. Smaller loans in the consumer and real estate mortgage categories, are evaluated as a group considering historical loss experience, the level of delinquent loans, and changes in the risk characteristics of these homogeneous categories of loans. At December 31, 1998, the allowance for loan losses was 0.90% of loans outstanding and 202% of non-performing loans, compared to 1.03% of loans outstanding and 373% of non-performing loans at December 31 1997.

During 1998, the commercial and financial loan category increased $30 million or 7%. While these loans are generally larger, the Company limits its risk exposure for these, as well as other categories of loans, by following conservative underwriting practices. The Company's aggregate net loss for this category of loans over the last five years has been approximately $1.9 million. Real estate construction and development loans increased approximately $12 million since last year, while the underlying loan composition in this category remains diversified between residential and commercial properties. There have been no losses in this category of loans over the last three years. During 1998, the Company significantly expanded its involvement in the indirect automobile lending market. These loans are obtained through relationships with 43 local automobile dealers and are subject to underwriting guidelines which Management believes are appropriate for proper evaluation and identification of the risks associated with this type of lending. Retail loans, including indirect automobile loans, increased $72 million or 18% in 1998. Management believes that the indirect loan portfolio will grow significantly in 1999.

The table on page 5 is a summary of the Company's loan loss experience for each of the last three years.


ALLOWANCE FOR LOAN LOSSES

Dollars In Thousands                                               1998           1997           1996
                                                          ---------------------------------------------
Balance, January 1                                                $9,209         $9,167         $9,318
Provision for loan losses                                            972            300            414
Net loan charge-offs                                              (1,171)          (258)          (565)

                                                          ---------------------------------------------
Balance, December 31                                              $9,010         $9,209         $9,167
                                                          =============================================


Average loans                                                   $925,522       $817,262       $767,755
Loans at year-end                                              1,005,021        891,075        804,182
Non-performing loans at year-end                                   4,466          2,466          4,349
Impaired loans at year-end                                         3,578          1,670          3,424
Provision for loan losses to average loans                          0.11%          0.04%          0.05%
Net charge-offs to average loans                                    0.13           0.03           0.07
Allowance for loan losses to average loans                          0.97           1.13           1.19
Allowance for loan losses to year-end loans                         0.90           1.03           1.14


NON-INTEREST INCOME

In 1998, the Company completed the sale of its money order subsidiary, MidAmerica Money Order Company, and recognized a gain of $4.6 million. As part of the agreement with the purchaser, the Company was to provide data processing and other services to the purchaser for 4 years. These processing fees, included in other non-interest income, aggregated $1.3 million and when combined with $2.2 million of expense reductions and income related to investment of the sales proceeds, more than offset the absence of float revenue and $2.2 million of money order fees from 1998. In May, 1998, the purchaser of the money order subsidiary was acquired by another company in the money order business and a dispute arose about future processing services by the Company. In mid-January 1999, a settlement was reached whereby processing and other services would continue through May 1999 and the Company received a $2.1 million settlement payment. The settlement proceeds will be recognized in income in the second quarter of l999, after all conditions of the settlement are completed.

Other non-interest income in 1998 also includes gains on sales of other real estate aggregating $1.2 million. See Non-Performing Assets.

The remaining core components of non-interest income, after excluding the above matters, aggregated $12.7 million in 1998 and increased $1.8 million or 16% over the aggregate of comparable items in 1997.

Service charges on deposit accounts, the largest component of non-interest income, were $5.5 million in 1998, an increase of 9% over 1997. During 1998, the Company's consumer transaction account product line was regularly promoted, along with image promotions, causing the retail customer account base to increase by approximately 4.7%, with a resultant favorable movement in local market share. This increase in retail volume and normal fee adjustments contributed to the increase in service charges on deposit accounts.

Trust income was approximately $2.5 million in 1998, an increase of $1.1 million or 81%, compared to 1997. The increase in trust income is primarily attributed to the business expansion activities of the Personal Trust and Investment Group, a new division, consisting of several locally recognized trust officers who joined the Company in May 1997. As of December 31, 1998, this new trust group had added approximately $291 million to trust assets under management since joining the Company. The Companys securities transfer operation, which generated fees of $168,000 in 1998, was discontinued in the fourth quarter of 1998. Considering the expenses attributed to this function, the absence of these fees is not anticipated to adversely impact future net income.

Gift certificate fees were $952,000 in 1998, a 75% increase compared to 1997. The Company retained the mall/retail gift certificate program of the former money order subsidiary and continued to develop this rapidly expanding business through its new subsidiary, MidAmerica Gift Certificate Company, in 1998. The gift certificate subsidiary is a nationwide provider of gift certificates, through an expanding network of 321 mall agents. In 1998, gift certificate volume increased 35% to 6.3 million items. The gift certificate fee increase is attributable to the increased volume, as well as increased service charge revenue on unpaid items.

The aggregate of the remaining components of other non-interest income was down slightly in 1998 compared to 1997. Net fees from the Company's debit and credit card products and merchant business increased 35% to $1.3 million in 1998, as the retail card base expanded and the merchant business was expanded to the gift certificate subsidiarys mall agent base. ATM fees of $656,000 in 1998, were relatively unchanged from the prior year level. Credit life and A & H insurance premiums and commissions decreased $276,000 or 27% as direct retail loan activity in 1998 declined. A new service in 1998, an investment management service for community banks, generated revenue of $240,000. Operating losses on low-income housing joint ventures increased $373,000 in 1998 to $407,000. These operating losses were expected and are offset by tax credits from these projects (See Income Taxes).

OTHER OPERATING EXPENSES

Other operating expenses increased $5.3 million in 1998 on a previous year base of $44 million. The 1997 expense base includes approximately $2.2 million of operating expenses related to the former money order subsidiary. Considering the absence of these 1997 expenses, 1998 operating expenses increased approximately $7.5 million. This increase in other operating expenses was significantly impacted by expenses attributed to three matters:
Year 2000, the Companys new image campaign and legal costs. Incremental expenses associated with the Companys Year 2000 project were approximately $1.1 million. See Year 2000.
Advertising and marketing expenses increased $625,000 in 1998, as the Company supplemented its regular product promotions with the promotion of its new corporate image. Legal expenses increased $1.6 million in 1998 as the Company incurred legal costs for intensive discovery efforts in the ongoing litigation matter involving Kentucky Central Life Insurance Company (in Rehabilitation), the sale of the money order subsidiary and the dispute involving the money order processing agreement. In the aggregate, the above matters contributed $3.4 million to the increased level of other operating expenses. In addition to these expenses, the Companys remaining operating expenses increased $4.1 million or 9.8% in 1998, with a significant portion of the remaining increase attributed to the increased level of salaries and benefits.

Salaries and benefits, the largest component of other operating expenses, increased $2.6 million to $28.5 million in 1998. Excluding the 1997 salaries and benefits of the former money order subsidiary from the comparison, salaries and benefits increased $3.4 million. Included in the increase are incremental salaries and benefits related to the Year 2000 project of $826,000 and increases in employee benefits, discussed below, of $440,000. The remaining increase was $2.1 million, an increase of 8.6% over the adjusted 1997 base. Approximately one-half of this increase was attributed to annual salary merit increases, effective in April 1998, that averaged 5.2% and increases in certain incentive bonus plans. The remaining portion of the year-to-year comparison was impacted by the mid-year 1997 addition of senior level trust personnel and staff increases primarily for new or growing operating areas, such as the indirect lending function and gift certificate subsidiary. Personnel levels increased with average full-time equivalent (FTE) employees of 622 in 1998 and 603 in 1997. (19 former money order subsidiary employees are excluded from 1997 for comparability).

Excluding the impact of a $298,000 settlement loss arising from a lump sum payment to settle obligations of the Company's non-qualified excess benefit plan in 1997, pension costs increased $368,000 in 1998, as a result of a reduction in the actuarial discount rate and an increase in covered compensation. Health insurance costs increased $260,000 in 1998 as claims experience increased over the prior year level.

Occupancy and furniture and equipment expenses both reflected decreases in 1998 compared to 1997. Occupancy expense of $3.0 million decreased $87,000 in 1998 primarily as a result of subleasing the former money order subsidiarys location in 1998. Furniture and equipment expenses of $4.2 million declined $358,000 in 1998 compared to 1997. Excluding the impact of the former money order subsidiarys depreciation and maintenance in 1997, furniture and equipment expenses in 1998 would have reflected an increase of $419,000 or 10.9%. In 1998, depreciation expense increased as computer equipment was upgraded in connection with the Year 2000 project and the new branch automation system was completed. Management monitors and controls the level of capital expenditures and each significant capital project is subject to rigorous cost/benefit analysis.

The other expenses category of other operating expenses includes advertising and marketing, operating supplies, legal and professional fees, taxes other than income taxes and other expenses. The aggregate amount of other operating expenses increased $3.2 million in 1998 compared to 1997. Excluding other expenses of the former money order subsidiary from 1997, the increase would have been $3.7 million. The previously discussed matters related to Year 2000, Company image and legal costs contribute $2.3 million to this increase in other expenses. Advertising and marketing expenses of $2.2 million increased $625,000 or 40% in 1998 compared to 1997, as the Company continued its level of regular advertising for loan and deposit product promotions, which was supplemented with corporate image promotion subsequent to the unveiling of the Companys new logo and image at the end of the first quarter of 1998. Operating supplies expenses decreased $537,000 in 1998, with $305,000 of the decrease attributed to the absence of the former money order subsidiarys supplies expenses and $185,000 of the decrease attributed to the absence of 1997 expenses associated with forms and logo design for the Companys new image project. The professional fees component of legal and professional fees increased approximately $380,000 in 1998, primarily as a result of contractors and consultants for the Year 2000 project, market and branch studies and Web site development. Bank, property and other taxes decreased $117,000 in 1998, as a result of lower levels of other real estate owned and the absence of $49,000 of such expenses related to the former money order subsidiary. Aside from these issues, other operating expenses increased $1.4 million in 1998 compared to 1997. This increase related to several individually insignificant other expense components such as charitable contributions, bank card processing expenses, ATM processing expenses, dues and subscriptions, postage and similar general business expenses.

INCOME TAXES

The effective tax rates were 29.8% and 31.0% for 1998 and 1997, respectively. The difference between the statutory and the effective tax rates was principally attributable to tax-exempt interest income on obligations of states and political subdivisions and certain loans. In 1998, the Company recognized tax credits of $602,000, related to its investments in low-income housing joint ventures, which contributed to the decline in the effective tax rate.

BALANCE SHEET

Total assets were $1.595 billion at December 31, 1998, compared with $1.509 billion at the end of 1997. Total assets averaged $1.439 billion during 1998, an increase of approximately $65 million, or 4.7% over 1997. Average earning assets increased approximately $56 million or 4.3% to $1.364 billion in 1998. Increased loan volume accounted for the increase in earning assets.

SECURITIES

The Company's securities portfolio includes obligations of the U.S. Government and its agencies, CMO, obligations of various states and political subdivisions, corporate debt securities, and equity securities (Federal Reserve Bank and Federal Home Loan Bank stock). At December 31, 1998, securities available for sale totaled approximately $386 million. These securities had net unrealized holding losses of approximately $2.0 million that resulted in a decrease in shareholders' equity of approximately $1.3 million, net of income taxes, at December 31, 1998. During 1998, the average securities portfolio declined $50 million, as maturities and repayments were used to provide for loan funding requirements in excess of the growth in deposits and other funding sources. The CMO in the portfolio aggregate approximately $147 million at December 31, 1998 and have an estimated weighted average life of 1.4 years, based on current market prepayment conditions.

Securities classified as held to maturity were approximately
$84 million at December 31, 1998, and had net unrealized gains of $15,000. These securities, with a weighted average life of 0.08 years, were purchased to invest funds available from seasonal gift certificate activity.

The securities portfolio is utilized for pledging requirements on securities sold under agreements to repurchase, and public and fiduciary deposits, and provides liquidity from scheduled maturities.

LOANS

Total loans, net of unearned income, were $1.005 billion at December 31, 1998, an increase of approximately $114 million or 12.8% compared to December 31, 1997. Average loans increased approximately $108 million or 13.2%, to $926 million in 1998 from $817 million in 1997.

Commercial and financial, and construction and development loans increased approximately $42 million or 8.5% to $535 million at December 31, 1998, as the Company continues to emphasize lending to businesses in the community. The significant categories of commercial and financial borrowers are health services, religious organizations, financial holding entities, general building contractors, and those requiring permanent financing on commercial real estate. Construction and development loans are principally for the development of residential housing tracts, office buildings and shopping centers.

Residential real estate mortgage loans were approximately $336 million at December 31, 1998, an increase of approximately $7 million or 2% from a year ago. The Company has historically emphasized home equity financing which contributes to this concentration in the loan portfolio. Real estate mortgages are principally in the metropolitan Louisville, Kentucky area. This geographic market has not experienced significant inflation or deflation in real estate prices over the past several years.

Consumer loans, excluding real estate mortgage loans,
increased approximately $65 million or approximately 95% in 1998 to
approximately $134 million.   In late 1997, the Company started an
indirect auto lending program and had approximately $4 million of indirect loans at December 31, 1997. In 1998, this program was significantly expanded to 43 area dealers and at December 31, 1998, the indirect loan portfolio was approximately $71 million. Throughout 1998, Management expanded the staffing and other resources devoted to the daily management of this portfolio of loans. Detailed policies and procedures regarding the approval and evaluation of these loans have been developed in acknowledgement of the unique risk attributes of these loans as compared to the remainder of the consumer loan portfolio.

The Company has no foreign loans and lends principally within the Louisville, Kentucky metropolitan area.

NON-PERFORMING ASSETS

Non-performing assets include non-accrual loans, loans 90 days or more past due and other real estate held for sale. At December 31, 1998, non-performing assets totaled $15,824,000 compared with $18,652,000 at December 31, 1997. Information with respect to non-performing loans and assets is presented in the table below.

The accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or generally when a default of interest or principal has existed for 90 days or more, unless the loan is fully secured and in the process of collection.

The level of non-performing loans increased from $2.5 million at the end of 1997 to approximately $4.5 million at the end of 1998. Of these non-performing loans at December 31, 1998, $3.6 million are classified as impaired with a related allowance for loan losses of $1.2 million. At December 31, 1998, there were loans of approximately $3.8 million for which payments were current or less than 90 days past due where borrowers are currently experiencing financial difficulties. Management has carefully evaluated its risk, including consideration of underlying collateral values based on current market conditions, with respect to non-performing and potential problem loans. Significant losses are not expected from non-performing or potential problem loans as of December 31, 1998.

Other real estate held for sale at December 31, 1998, aggregated $11.3 million and was principally comprised of properties acquired in settlement of real estate development loans in 1996, and a completed condominium project acquired in settlement of loans in 1997. The carrying value of the real estate development property has been substantially reduced through sales from the original carrying value of $15.2 million in 1996, to $2.6 million at December 31, 1998. The Company has contracts for additional property sales expected to close in 1999, that are expected to reduce carrying value by $1.4 million and result in gains of approximately $.8 million. Aside from the property involved in anticipated 1999 closings, the Company will have 15 acres of commercial property remaining with a carrying value of $1.4 million. Sales efforts on the remaining commercial property are expected to accelerate now that a fronting highway was widened to four lanes. The condominium project involves 31 completed and readily marketable units and 7.5 acres of adjacent developed land. This riverfront development has a carrying value of $7.2 million, which is supported by the sales value of the units and appraised value of the land. Management intends to continue to provide for the orderly development and marketing of these properties in a manner designed to maximize the value thereof to the Company.

During 1998, other real estate acquired in settlement of loans aggregated $.7 million, and sales of other real estate aggregated
$8.2 million.



NON-PERFORMING ASSETS

Dollars In Thousands
December 31
                                                       1998       1997       1996       1995       1994
                                                     --------   --------   --------   --------   --------
Loans accounted for on a non-accrual basis            $1,416     $1,678     $3,424    $14,301     $2,705
Loans contractually past due ninety days or more
  as to interest or principal payments                 3,050        788        925        842        806
                                                     --------   --------   --------   --------   --------
    Total non-performing loans                         4,466      2,466      4,349     15,143      3,511
Other real estate held for sale                       11,358     16,186      9,577      1,085      2,385
                                                     --------   --------   --------   --------   --------
    Total non-performing assets                      $15,824    $18,652    $13,926    $16,228     $5,896
                                                     ========   ========   ========   ========   ========
Non-performing loans to total loans                     0.44%      0.28%      0.54%      2.02%      0.50%
Non-performing assets to total assets                   0.99       1.24       0.98       1.24       0.49
Allowance for loan losses to non-performing loans     201.75     373.44     210.78      61.53     200.66


DEPOSITS

Total deposits increased approximately $75 million to $954 million on December 31, 1998, compared to $879 million on December 31, 1997. Deposits also increased on an average basis during 1998, increasing approximately $71 million or 8.7% to $890 million. In recent years, the Company has taken several measures to increase its deposit balances: consumer checking products were redesigned, simplified and repriced, commercial cash management services were enhanced and expanded, new high rate/high minimum balance transaction and savings account products were developed and product and rate advertising campaigns were consistently used. Average interest bearing deposits for the year increased $57 million or 8% from $711 million to $768 million. Sixty percent of the increase related to savings products that are priced to be competitive with broker money market rates. Average non-interest bearing deposits increased approximately 13% to $122 million, with commercial accounts providing for a significant portion of the increase.
Large certificates of deposit increased on an average basis approximately 4% to $69 million during 1998. Other time deposits, primarily regular certificates of deposit, increased approximately $21 million or 6% to $363 million, with the increase attributed to regular advertising of competitive rates.

ADVANCES FROM THE FEDERAL HOME LOAN BANK

FHLB advances increased to $75 million at the end of 1998, from $63 million at the end of 1997. New convertible fixed rate advances of $20 million were borrowed during 1998. The Company has historically used this source of fixed rate funds to match its fixed rate mortgage loan products.

GIFT CERTIFICATES OUTSTANDING

Gift certificates outstanding at December 31, 1998, were $95 million, compared to $72 million at the end of 1997, an increase of 32%. This increase corresponds to the 35% increase in items issued in 1998 compared to 1997. The aggregate balance of gift certificates and money orders outstanding at December 31, 1997 includes $33 million of outstanding money orders of the former money order subsidiary. On an average basis, the combined gift certificate and money order balances decreased approximately $18 million in 1998 compared to 1997, with such decline attributed to the absence of the former money order company subsidiary. The average balance of gift certificates outstanding for 1998 increased approximately $14 million, to $38 million. Gift certificates outstanding will continue to be a significant source of non-interest bearing funds for the Company.

SHAREHOLDERS' EQUITY

Shareholders' equity increased approximately $12 million to $167.4 million at December 31, 1998. Average shareholders' equity increased approximately $14 million to $161 million and was 11.2% of average total assets for 1998. The Company's primary source of capital is net income, net of dividends paid. Shareholders' equity was impacted by unrealized holding losses on securities available for sale, which decreased shareholders' equity during 1998 by $1.3 million. Shareholders' equity was also increased $1.1 million in 1998 through proceeds and tax benefits from exercised stock options.

Bank regulators monitor capital adequacy under risk based capital guidelines which place assets and certain off-balance-sheet activities in various categories of risk with varying weights. Also, a minimum leverage ratio, based on shareholders' equity as a percentage of total assets, is required. As of December 31, 1998, the Company's capital ratios exceeded required minimums and placed the Company in the "Well Capitalized" category under applicable banking regulations. Refer to Note M to the consolidated financial statements for regulatory capital information.

YEAR 2000

Many computer systems (including those in non-information technology equipment and systems) currently record years in a two-digit format. If not addressed, such computer systems may be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions in the U.S. and internationally (the Year 2000 issue). The potential costs and uncertainties associated with the Year 2000 issue will depend on a number of factors, including software, hardware and the nature of the industry in which a company operates. Additionally, companies must coordinate with other entities with which they electronically interact.

During 1998, the Company continued with its organization-wide program of preparing its systems for Year 2000 compliance and developed detailed plans to address the possible business exposures related to the Year 2000 issue. The Company has a formal Millennium Program Office, executive level sponsors, and several steering committees represented by all of the business units of the Company. A committee of the Board of Directors oversees the program.

The Company has reviewed its systems and programs to identify those that contain two-digit year codes, and is in the process of upgrading its infrastructure and corporate facilities to achieve Year 2000 compliance. In addition, the Company is actively working with its major external counterparties and suppliers to assess their compliance and remediation efforts and the Companys exposure to them. In addressing the Year 2000 issue, the Company has identified the following phases: In the Awareness phase, the Company defined the Year 2000 issue and obtained executive level support and funding. In the Assessment phase, the Company collected a comprehensive list of items that may be affected by Year 2000 compliance issues. Such items include facilities and related non-information technology systems (embedded technology), computer systems, hardware, and services and products provided by third parties. The Company then evaluated the items identified in the Assessment phase to determine which will function properly with the change to the new century, and ranked items which will need to be remediated based on their potential impact to the Company. The Renovation phase includes repair or replacement of non-compliant items. The Validation phase includes a thorough testing of all proposed repairs, including present and forward date testing which simulates dates in the Year 2000. The Implementation phase consists of placing all items that have been remediated and successfully tested into production.

As of December 31, 1998, the Company had completed the Awareness and Assessment phases. Renovation was complete on Information Technology (IT) applications and well underway on non-IT systems. As of December 31, 1998, the Company was also conducting the procedures associated with the Validation and Implementation phases. The Company expects that mission critical applications in the mainframe and distributed applications categories to be compliant (remediated, tested and implemented) by March 31, 1999. Mission critical PC applications will be remediated and tested by June 30, 1999, with the Implementation phase completed by September 30, 1999. The table below indicates the extent to which mission critical applications were compliant at December 31, 1998 and the estimated status at March 31, 1999.

MISSION CRITICAL APPLICATION SUMMARY
                                    Percent of Applications Year 2000 Compliant

Category                        12-31-98 (Actual)          3-31-99 (Estimated)
Mainframe applications                        32%                         100%
Distributed applications                      50%                         100%
PC applications                               43%                          86%

The Company has reviewed Year 2000 issues with its major business relationships, significant loan and deposit customers, counterparties, intermediaries and vendors with whom it has important financial and operational relationships to determine the extent to which they are vulnerable to Year 2000 issues. Based on this review (and assuming the accuracy of the responses and representations), as of December 31, 1998, the Company does not expect any material adverse impact from third-party Year 2000 non-compliance. In addition, the Company has communicated with its customer base and plans additional communications as necessary.

The Company has incurred internal staff costs as well as consulting, new hardware and software expenses, and other expenses related to this program. A significant portion of these costs are not incremental costs to the Company, but rather represent the redeployment of existing information technology and business unit resources. A summary of costs incurred on the project through December 31, 1998 and estimated future costs is set forth below.

In thousands                 Costs Incurred Through        Estimated
                                  December 31, 1998     Future Costs    Total

IT Personnel Resources                       $1,360           $1,722   $3,082
Business Unit Personnel Resources               286              411      697
External Contractors / Consultants               68              138      206
Replacement Software                            270              145      415
Replacement / Upgrade Hardware                  980              214    1,194
Other Costs                                      24               28       52
                                             ------           ------   ------
                                             $2,988           $2,658   $5,646
                                             ======           ======   ======

Portions of the above costs relate to capital items that are depreciated over useful lives. Accordingly, the above cost summary is not representative of amounts being presently expensed. For the year ended December 31, 1998, $1.9 million of the Year 2000 costs were expensed, including $240,000 of depreciation and approximately $780,000 of costs for time spent by existing personnel devoted to this program.

Although the Company does not presently anticipate a material business interruption as a result of the Year 2000 issue, there are many risks associated with the Year 2000 issue, including the possibility of a failure of the Companys computer and non-information technology systems. Such failures could have a material adverse effect on the Company and may cause systems malfunctions, incorrect or incomplete transaction processing, the inability to reconcile accounting records, and the inability to reconcile balances with counterparties. In addition, even if the Company successfully remediates its Year 2000 issues, it could be materially and adversely affected by failures of third parties to remediate their own Year 2000 issues. The failure of third parties with which the Company has financial or operational relationships such as securities exchanges, clearing organizations, depositories, regulatory agencies, banks, clients, counterparties, vendors and utilities, to remediate their computer and non-information technology systems issues in a timely manner could result in a material financial risk to the Company. If the above mentioned risks are not remedied, the Company may experience business interruption, financial loss, regulatory actions, damage to its franchise and legal liability. While it is too early to predict with any reasonable accuracy what failures may occur, the Company believes that the continuance of sufficient planning, communication, coordination and testing will mitigate potential material disruption. The Company has business continuity plans in place that cover its current operations, and Year 2000 specific contingency planning has begun. The Company will complete the Year 2000 specific contingency plans during 1999 as part of its Year 2000 risk mitigation efforts.

The disclosure contained in this Annual Report is designated as a Year 2000 Readiness Disclosure as that term is used in the Year 2000 Information and Readiness Disclosure Act.

INTEREST RATE SENSITIVITY MANAGEMENT

The primary objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and net income. Interest rate risk is measured using net interest margin simulation and asset/liability sensitivity analyses.

Simulation tools serve as the primary means to quantify interest rate exposure and are a more relevant method of measuring interest rate risk than the static interest rate sensitivity gap table shown on page 18, which provides only the relationship between maturing and repricing assets and liabilities. Assumptions regarding the replacement of maturing assets and liabilities are made to simulate the impact of future changes in rates and/or changes in balance sheet composition. The effect of changes in future interest rates on the mix of assets and liabilities may cause actual results to differ from simulated results. Further, the simulation does not contemplate any actions the Company could undertake in response to changes in interest rates. In addition, certain financial instruments provide customers a certain degree of flexibility. For instance, customers have migrated from lower cost deposit products to higher cost products. Also, customers may choose to refinance fixed rate loans when interest rates decrease. While the Company's simulation analysis considers these factors, the extent to which customers utilize the ability to exercise their financial options may cause actual results to differ from the simulation.

The table below illustrates the simulation analysis of the impact of a 50 or 100 basis point (bp) upward or downward movement in interest rates on net interest income and earnings per share. This analysis was done assuming that interest-earning asset levels at December 31, 1998, adjusted to exclude the seasonally high volume of gift certificates outstanding and corresponding securities, remained constant and that the level of loan fees remains unchanged. The impact of the rate movements was developed by simulating the effect of rates changing immediately from the December 31, 1998, levels and remaining at those levels thereafter.

The results of the December 31, 1998 simulation analysis indicate that the Companys exposure to increased interest rates is not significantly adverse and that a reduction in interest rates would increase net interest income and net income. The impact of rate changes is not symmetrical across the rate change spectrum analyzed. There are many factors influencing these results, such as timing of repricing and the extent to which different assets and liability rates change as general market rates change. However, one situation involving time deposit costs illustrates the variance. In a rising rate environment, interest expense on time deposits would not increase in the same magnitude as the decrease in interest expense on time deposits when rates decline by a similar percentage. Rates on maturing time deposits currently exceed market interest rates and an increase in time deposit rates would not significantly increase existing costs. The benefit of decreased rates is more than the detriment of higher rates on time deposits, as lower rates would increase the favorable spread between existing low rates and maturing rates, and higher rates would move existing low rates towards maturing rates. Compared to the similar analysis at December 31, 1997, the Companys interest rate sensitivity at December 31, 1998 has generally improved.

The anticipated impact on net interest income under each of the above scenarios is generally consistent with the Company's cumulative liability-sensitive gap position at the one-year repricing period.

The interest rate sensitivity gap table on page 18, shows the repricing characteristics of the Company's interest-earning assets and supporting funds at December 31, 1998. The data is based on contractual repricing or maturities, except for CMO estimated cash flows, and where applicable, management's assumptions as to the estimated repricing characteristics of certain assets and supporting funds. At December 31, 1998, the Company had a liability-sensitive interest rate risk position at the one-year repricing period of $21 million or 1.29% of assets. The December 31, 1998 static interest rate sensitivity gap position differs from the normal position due to seasonal activity near the end of the year. Gift certificates outstanding at December 31, 1998, of $95 million, exceeded the average outstanding amount by $57 million. The cumulative one year gap averaged $73 million during the July 1998 to November 1998 period and would be approximately $62 million at December 31, 1998, if adjusted for seasonal year-end activity. Generally, a liability-sensitive gap indicates that rising interest rates could negatively affect net interest income, and falling rates could positively affect net interest income. Assets and liabilities with similar contractual repricing characteristics, however, may not reprice to the same degree. As a result, the Company's static interest rate sensitivity gap position does not quantify the impact of changes in general levels of interest rates on net interest income, as does the simulation analysis previously discussed.

Interest Rate Simulation Sensitivity Analysis


                                            Movements in interest rates from
                                                December 31, 1998, rates
-------------------------------------------------------------------------

-------------------------------------------------------------------------
Simulated impact in the next 12 months
  compared with December 31, 1998:      +50 bp   +100 bp   -50 bp   -100 bp
-------------------------------------------------------------------------
Net interest income
  increase (decrease)(In thousands)        $489    ($251)  $1,215   $1,684
Net income per share increase (decrease)  $0.03   ($0.02)   $0.08    $0.11


LIQUIDITY MANAGEMENT

Liquidity management represents the Company's ability to generate cash or otherwise obtain funds at a reasonable price to satisfy commitments to borrowers as well as the demands of depositors. Funds are available from a number of sources, including the securities portfolio, the core deposit and repurchase agreements base, FHLB advances and purchased funds. The Company's short-term investments, which include securities purchased under agreements to resell, and security maturities and cash flows within one year, are approximately 21% of total assets. These short-term investments are approximately 93% of non-core liabilities, which consist of securities sold under agreements to repurchase, federal funds purchased, and large certificates of deposit. The Company's net short-term non-core fund dependence, a measure of non-core liabilities, net of short-term investments, supporting loans and the securities portfolio, was approximately 2% at December 31, 1998, and averaged 11% during 1998. In the opinion of management, the Companys incremental funding sources are sufficient to meet known or reasonably anticipated funding requirements.

During 1998, financing and operating activities adequately supported the investing activities of the Company. Investing activities, primarily loans to customers, were funded by increased deposits, increased gift certificates outstanding, increased FHLB borrowings and operating activities.

The liquidity of the holding company is impacted primarily by the ability of its principal subsidiary, the Bank, to pay dividends. During 1998, it was not necessary for the Bank to pay dividends to the holding company to support its cash needs. The holding company had a significant cash balance available during 1998, primarily as a result of the receipt of proceeds from the sale of the money order subsidiary, and had approximately $13 million of cash available at December 31, 1998. Certain regulatory
restrictions limit the amount of dividends the Bank may pay.   As
of January 1, 1999, the Bank could pay dividends of $32 million without prior regulatory approval. Additional information about these restrictions is contained in Note M to the consolidated financial statements.

1997 COMPARED TO 1996

Net income for 1997 was $17,915,000 or $1.75 on a diluted per share basis compared with $15,029,000 or $1.50 on a diluted per share basis for 1996. Basic net income per share was $1.78 in 1997 and $1.50 in 1996. For 1997, return on average total assets (ROA) was 1.30% and return on average equity (ROE) was 12.15%, compared with ROA of 1.14% and ROE of 11.13% in 1996.

NET INTEREST INCOME

In 1997, net interest income on a tax equivalent basis
increased $4,921,000 or 9% to $59,298,000. Net interest income was primarily impacted by the increase in average earning assets. Slightly higher average interest rates in 1997, than in 1996, also
contributed to the increase in net interest income.   The  average
yield on earning assets increased from 8.25% in 1996 to 8.35% in 1997, which was accompanied by a constant overall average rate on interest bearing liabilities of 4.80% for both 1997 and 1996. The net interest spread was 3.55% in 1997 compared to 3.45% in 1996. The net yield on earning assets increased in 1997 to 4.54% compared to 4.39% in 1996. The net yield on earning assets in 1997 was favorably impacted by the redeployment of earning assets from lower yielding short-term instruments, to higher yielding loans and securities, and the majority of growth in funding sources being attributed to non-interest bearing liabilities, capital and savings deposits. The average prime rate in 1997 was 8.44% compared to 8.27% in 1996. The average rate on five year U.S. Treasury securities was 6.21% in 1997 compared to 6.17% in 1996.

Average earning assets increased approximately $68 million or 5.4% in 1997 to $1.308 billion. Average loans increased approximately $50 million or 6.4% to $817 million. Approximately two-thirds of the average loan growth related to retail loan products at promotional rates below 8%. The lower rate retail loan growth contributed to the decline in the average loan yield from 9.65% in 1996 to 9.56% in 1997. Also, there was an increase in the average securities portfolio of approximately $45 million and a shift in the composition of the securities portfolio to higher yielding obligations of states and political subdivisions and CMO.

The growth in average earning assets was supported by a $41
million increase in average interest bearing deposits and a $22 million increase in average non-interest bearing sources of funds, primarily gift certificates and money orders outstanding, demand deposits, and shareholders' equity. Average advances from the FHLB decreased approximately $6 million as there were no new advances in 1997. Repurchase agreements averaged $257 million during 1997, and continue to be a significant funding source. Average non-interest bearing deposits, other liabilities and capital were approximately 25% of average assets in 1997 and 1996.

The changes in interest income attributable to volume and rate changes are summarized in the table on page 17.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses was $300,000 in 1997 compared to $414,000 for 1996. During 1997, the Company had net charge-offs of $258,000 or 0.03% of average loans, compared to $565,000 or 0.07% of average loans in 1996. The level of non-performing loans at December 31, 1997, 0.28% of total loans, was at its lowest level in five years. At December 31, 1997, the allowance for loan losses was 1.03% of loans outstanding and 373% of non-performing loans.

The table on page 5 is a summary of the Company's loan loss experience.

NON-INTEREST INCOME

Excluding the decline in gift certificate and money order fees and the money order agent base sale gain discussed below, non-interest income increased 17% in 1997. Two components of non-interest income, gift certificate and money order fees, and gain on sale of money order agent base, both declined in 1997 as a result of the sale of approximately one-third of the money order subsidiary's agent base in 1996 at a gain of $1.8 million. As a result of this sale, gift certificate and money order fees declined 28% or $1.1 million in 1997. The change in the aggregate level of non-interest income in 1997, a 9% decline, was impacted by these matters. Despite these declines there were positive growth trends in the core sources of non-interest income.

Service charges on deposit accounts were $5.1 million in 1997, an increase of 11% over 1996. During 1997, the Company's redesigned consumer transaction account product line was regularly promoted and the retail customer account base increased approximately 4%, with a resultant favorable movement in local market share. This increase in retail volume and fee adjustments contributed to the increase in service charges on deposit accounts.

Trust income was approximately $1.4 million in 1997, an increase of $212,000 or 18%, compared to 1996. Personal and corporate trust income increased 28% to $1.1 million and caused the overall increase in trust income, as the securities transfer portion of trust income declined 13% to $245,000 in 1997. The increase in personal and corporate trust income is primarily attributed to the expansion of the Personal Trust and Investment Group in May 1997. As of December 31, 1997, this new trust group had added approximately $180 million to trust assets under management.

Gift certificate and money order fees were $2.7 million in 1997, a 28% decline compared to 1996. The decline is attributed to the previously discussed agent base sale in 1996.

Other non-interest income in 1997, excluding the money order gain in 1996, increased $878,000. Income from the Company's debit and credit card products increased $137,000 or 16% in 1997 as a result of an expanded cardholder and merchant base. ATM fees increased $261,000 or 66% in 1997 as a result of non-customer surcharge fees that began in the fourth quarter of 1996. Credit life and A & H insurance premiums and commissions increased $251,000 or 32% as a result of the increase in direct retail loan activity.

Net securities gains of $59,000 in 1997 included gross securities gains of $146,000 and gross securities losses of $87,000. In connection with the Company's efforts to extend maturities, increase yields, and change the composition of its available for sale securities portfolio, numerous sales and reinvestment transactions were undertaken during 1997.

OTHER OPERATING EXPENSES

Other operating expenses declined $155,000 in 1997 on a previous year base of $44 million. The company-wide focus on expense control produced significant results in 1997, as the increased level of business activity was achieved with less overall cost. Some categories of expenses, such as advertising and printing and supply costs, associated with business expansion efforts did increase, but these increases were offset by decreased expenses in other areas.

Salaries and benefits, the largest component of other operating expenses, increased just $35,000 or 0.1% to $25,885,000 in 1997. The net change in salaries and benefits in 1997 is related to several factors. The salary component increased $305,000 or 1.5%. Annual salary merit increases that averaged 5% were effective in April, 1997. Lower personnel levels in 1997 offset the merit increase and increases attributed to higher paid new personnel. There was a decrease in average FTE employees from 658 during 1996 to 623 during 1997. The decrease in FTE employees relates to the Company's efforts to increase productivity, increase efficiency and reduce costs. Most of the decrease was accomplished through attrition, however some positions were eliminated with related severance costs of approximately $325,000 in 1996. Pension costs increased as a result of a $298,000 settlement loss. Health insurance costs decreased $448,000 in 1997 as claims experience was favorable.

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

RECENTLY ISSUED ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 133,
Accounting for Derivative Instruments and Hedging Activities (Statement 133) was issued by the Financial Accounting Standards Board in June 1998. Statement 133 standardizes the accounting for derivative instruments. Statement 133 currently applies to the Companys interest rate swap contracts. Under the standard, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately.

The Company is in the process of determining the impact that Statement 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption (January 1, 2000). It can not be determined presently whether the Company will have any significant derivative instruments on the date of initial adoption. Depending on asset/liability management issues, market interest rates and other factors, the Companys current interest rate swap positions may be increased or reduced by the time Statement 133 is adopted.

FORWARD LOOKING STATEMENTS

The statements contained in this filing that are not purely historical are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Companys expectations, hopes, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statement. It is important to note that the Companys actual results could differ materially from those in such forward-looking statements. In addition to those addressed throughout this discussion, factors that could cause actual results to differ materially from those projected include, among others, the effects of Year 2000 software failures experienced by the Company or third parties; its customer concentration; cyclicality; fluctuation of interest rates; risk of business interruption; dependence on key personnel; and government regulation.
Prospective purchasers of the Companys common stock should consult the risk factors listed from time to time in the Companys Reports on Form 10-Q, 8-K, 10-K, and Annual Reports to Shareholders.


AVERAGE BALANCES AND YIELDS/RATES TAX EQUIVALENT BASIS

Dollars In Thousands                                1998                          1997                          1996
                                        ----------------------------- ----------------------------- -----------------------------
                                        Average              Yields/  Average              Yields/  Average              Yields/
                                        Balance     Interest Rates    Balance     Interest Rates    Balance     Interest Rates
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
EARNING ASSETS:
   Securities:
    U.S. Treasury and
     government agencies                   $72,131   $4,418     6.18%   $130,501   $8,146     6.27%   $197,404  $12,066     6.13%
    States and political
     subdivisions                           54,039    4,385     8.66      49,364    4,086     8.51      25,771    2,040     7.92
    Collateralized mortgage obligations
     and other                             197,021   11,169     5.65     192,927   12,104     6.31     104,688    6,414     6.14
   Federal funds sold                        9,508      526     5.53      19,261    1,071     5.56      31,294    1,700     5.43
   Securities purchased under
    agreements to resell                   105,310    5,789     5.50      98,342    5,399     5.49     113,110    6,059     5.36
   Loans, net of unearned income           925,522   86,758     9.37     817,262   78,169     9.56     767,755   74,077     9.65
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total earning assets               1,363,531  113,045     8.31%  1,307,657  108,975     8.35%  1,240,022  102,356     8.25%
NON-EARNING ASSETS:
   Allowance for loan losses                (9,150)                       (8,979)                       (9,250)
   Cash and due from banks                  30,688                        26,010                        30,708
   Other                                    53,719                        49,058                        52,858
                                        -----------                   -----------                   -----------
      Total assets                      $1,438,788                    $1,373,746                    $1,314,338
                                        ===========                   ===========                   ===========
INTEREST BEARING LIABILITIES:
   Deposits:
    Demand deposits                       $194,920    4,858     2.49%   $196,705    5,739     2.92%   $201,053    5,940     2.95%
    Savings deposits                       140,444    5,136     3.66     105,199    3,525     3.35      81,854    2,221     2.71
    Certificates of deposit
     $100,000 and over                      69,433    4,105     5.91      66,927    4,056     6.06      65,319    4,044     6.19
    Other time deposits                    363,015   20,379     5.61     341,988   19,115     5.59     321,550   18,457     5.74
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing deposits      767,812   34,478     4.49     710,819   32,435     4.56     669,776   30,662     4.58
   Federal funds purchased and
    securities sold under
    agreements to repurchase               255,119   12,744     5.00     258,744   13,159     5.09     256,826   12,887     5.02
   Advances from the Federal Home
    Loan Bank                               71,792    4,341     6.05      66,359    4,083     6.15      72,303    4,430     6.13
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing liabilities 1,094,723   51,563     4.71%  1,035,922   49,677     4.80%    998,905   47,979     4.80%

NON-INTEREST BEARING LIABILITIES:
   Demand deposits                         121,964                       107,955                       103,000
   Other                                    60,953                        82,440                        77,348
                                        -----------                   -----------                   -----------
      Total liabilities                  1,277,640                     1,226,317                     1,179,253
SHAREHOLDERS' EQUITY                       161,148                       147,429                       135,085
      Total liabilities and             -----------                   -----------                   -----------
       shareholders' equity             $1,438,788                    $1,373,746                    $1,314,338
                                        ===========                   ===========                   ===========
NET INTEREST INCOME                                 $61,482                       $59,298                       $54,377
                                                    ========                      ========                      ========
NET INTEREST SPREAD                                             3.60%                         3.55%                         3.45%
NET YIELD ON EARNING ASSETS                                     4.52%                         4.54%                         4.39%
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


INTEREST INCOME AND INTEREST EXPENSE
VOLUME AND RATE CHANGES FOR THE YEARS 1998 AND 1997 TAX EQUIVALENT BASIS

In Thousands                           Net Change    Due to      Due to    Net Change    Due to      Due to
                                       1998/1997     Volume       Rate     1997/1996     Volume       Rate
                                      -----------------------------------------------------------------------
Increase (Decrease)
Interest Income:
   Securities                            ($4,364)    ($3,162)    ($1,202)     $3,816      $2,805      $1,011
   Federal funds sold                       (545)       (540)         (5)       (629)       (668)         39
   Securities purchased under
    agreements to resell                     390         383           7        (660)       (808)        148
   Loans, net of unearned income           8,589      10,175      (1,586)      4,092       4,740        (648)
                                      -----------------------------------------------------------------------
      Total interest income                4,070       6,856      (2,786)      6,619       6,069         550

Interest Expense:
   Deposits:
    Demand deposits                         (881)        (52)       (829)       (201)       (127)        (74)
    Savings deposits                       1,611       1,266         345       1,304         715         589
    Certificates of deposit
     $100,000 and over                        49         150        (101)         12          98         (86)
    Other time deposits                    1,264       1,180          84         658       1,151        (493)
   Federal funds purchased and
    securities sold under
    agreements to repurchase                (415)       (183)       (232)        272          97         175
   Advances from the Federal Home
    Loan Bank                                258         330         (72)       (347)       (366)         19
                                      -----------------------------------------------------------------------
      Total interest expense               1,886       2,691        (805)      1,698       1,568         130
                                      -----------------------------------------------------------------------
Net Interest Income                       $2,184      $4,165     ($1,981)     $4,921      $4,501        $420
                                      =======================================================================


The volume/rate variance is allocated to the volume and rate categories based upon the absolute value of volume and rate variances before the allocation.


INTEREST RATE SENSITIVITY ANALYSIS

Dollars In Thousands                                                                                  Non-interest
December 31, 1998                             0-90       91-180     181-365       1-5        Over 5     Bearing
                                              Days        Days        Days       Years       Years       Funds        Total
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
Assets
  Loans, net                                 $403,679     $36,103     $53,334    $280,490    $220,989      $1,416   $996,011
  Securities                                  220,141      31,441      46,307     102,537      69,339                469,765
  Securities purchased under
    agreements to resell                       35,000                                                                 35,000
  Other assets                                                                                             93,987     93,987
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total assets                              658,820      67,544      99,641     383,027     290,328      95,403  1,594,763
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
Sources of Funds
  Deposits:
    Demand deposits                            58,456                                         136,393                194,849
    Savings deposits                           92,466                                          75,480                167,946
    Time deposits                             109,608      82,759      94,301     126,508      12,881                426,057
  Securities sold under
    agreements to repurchase                  288,544                       0                                        288,544
  Advances from the Federal Home
    Loan Bank                                   1,583       1,606       3,284      27,554      40,835                 74,862
  Other liabilities and non-interest
    bearing deposits                                                                                      275,069    275,069
  Shareholders' equity                                                                                    167,436    167,436
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Total sources of funds                    550,657      84,365      97,585     154,062     265,589     442,505  1,594,763
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
    Asset / liability gap                     108,163     (16,821)      2,056     228,965      24,739    (347,102)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    Interest rate swap contracts             (114,000)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    INTEREST SENSITIVITY GAP                   (5,837)    (16,821)      2,056     228,965      24,739    (347,102)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    CUMULATIVE INTEREST SENSITIVITY GAP       ($5,837)   ($22,658)   ($20,602)   $208,363    $233,102
                                           =========== =========== =========== =========== ===========
CUMULATIVE INTEREST SENSITIVITY GAP
  AS A PERCENT OF TOTAL ASSETS                  -0.37%      -1.42%      -1.29%      13.07%      14.62%

RATE-SENSITIVE ASSETS TO RATE-
  SENSITIVE LIABILITIES                         0.99X       0.80X       1.02X       2.49X       1.09X



SUMMARY OF FINANCIAL DATA

In Thousands, Except Per Share Amounts
Years Ended December 31
                                              1998         1997         1996         1995         1994
                                         -----------------------------------------------------------------
Total interest income                        $111,255     $107,196     $100,785      $90,595      $79,652
Total interest expense                         51,563       49,677       47,979       42,451       34,593
                                         -----------------------------------------------------------------
Net interest income                            59,692       57,519       52,806       48,144       45,059
Provision for loan losses                         972          300          414        6,047          712
                                         -----------------------------------------------------------------
Net interest income after
  provision for loan losses                    58,720       57,219       52,392       42,097       44,347
Non-interest income                            19,789       13,173       14,527       11,191       11,599
Other operating expenses                       49,715       44,422       44,577       41,844       37,592
                                         -----------------------------------------------------------------
Income before income taxes                     28,794       25,970       22,342       11,444       18,354
Income tax expense                              8,581        8,055        7,313        3,378        5,742
                                         -----------------------------------------------------------------
Net income                                    $20,213      $17,915      $15,029       $8,066      $12,612
                                         =================================================================
Per common share:
  Net income:
     Basic                                      $1.98        $1.78        $1.50        $0.82        $1.27
     Diluted                                     1.94         1.75         1.50         0.81         1.26
  Cash dividends declared                        0.82         0.74         0.65         0.57         0.55



December 31
                                              1998         1997         1996         1995         1994
                                         -----------------------------------------------------------------
Loans, net of unearned income              $1,005,021     $891,075     $804,182     $748,565     $699,396
Total assets                                1,594,763    1,509,579    1,420,933    1,313,987    1,213,990
Total deposits                                953,924      878,829      825,257      784,957      732,620
Advances from the Federal Home Loan Bank       74,862       63,165       69,042       75,109       81,504
Total shareholders' equity                    167,436      155,709      140,638      132,950      125,052



QUARTERLY FINANCIAL DATA

In Thousands, Except                  1998                             1997                             1996
Per Share Amounts       --------------------------------------------------------------------------------------------------
                        First   Second  Third   Fourth   First   Second  Third   Fourth   First   Second  Third   Fourth
                        -------------------------------- -------------------------------- --------------------------------
Total interest
  income                $28,016 $27,541 $28,021 $27,677  $26,391 $26,620 $26,606 $27,579  $24,559 $25,023 $25,307 $25,896
Total interest
  expense                13,293  12,798  12,908  12,564   12,497  12,384  12,162  12,634   11,728  11,942  11,908  12,401
Provision for
  loan losses              ---      500    ---      472     ---     ---     ---      300     ---      104     303       7
Net interest income      ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
  after provision for
  loan losses            14,723  14,243  15,113  14,641   13,894  14,236  14,444  14,645   12,831  12,977  13,096  13,488

Non-interest income       4,317   7,360   3,525   4,587    3,348   3,020   3,236   3,569    4,221   3,031   3,971   3,304
Other operating
  expenses               11,746  12,546  12,436  12,987   10,692  10,586  11,348  11,796   10,684  10,433  11,789  11,671

                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Income before
  income taxes            7,294   9,057   6,202   6,241    6,550   6,670   6,332   6,418    6,368   5,575   5,278   5,121
Income taxes              2,169   2,749   1,792   1,871    2,033   2,065   2,007   1,950    2,051   1,868   1,800   1,594
                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Net income               $5,125  $6,308  $4,410  $4,370   $4,517  $4,605  $4,325  $4,468   $4,317  $3,707  $3,478  $3,527
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======
Per common share
 Net income
  Basic                   $0.50   $0.62   $0.43   $0.43    $0.45   $0.46   $0.43   $0.44    $0.43   $0.37   $0.35   $0.35
  Diluted                  0.49    0.60    0.42    0.42     0.45    0.45    0.42    0.43     0.43    0.37    0.35    0.35
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======


MARKET FOR MIDAMERICA BANCORP'S STOCK AND
RELATED SECURITY HOLDER MATTERS


MidAmerica Bancorp's common stock is traded on the American Stock Exchange (AMEX) under the symbol MAB. As of December 31, 1998, the total number of registered holders of the Company's common stock was 971 and the closing price of the Company's common stock was $ 27.125.

Reliance Trust Company is the stock transfer agent, dividend disbursing agent, and registrar for the common stock of the Company.

The tables below represent the high and low market prices for MidAmerica Bancorp's common stock as reported by AMEX and the cash dividends declared on common stock, in each quarter of the last two years. Per share data has been adjusted to reflect the effect of stock dividends during the periods presented.



                                                  Market Price
                                          --------------------------
1998              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter     $ .205                          $32.75       $30.00
2nd Quarter       .205                           34.00        30.06
3rd Quarter       .205                           32.50        23.69
4th Quarter       .205                           29.13        22.25


                                                  Market Price
                                          --------------------------
1997              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter       $ .18                         $19.81       $17.44
2nd Quarter         .18                          24.38        18.63
3rd Quarter         .18                          31.13        21.89
4th Quarter         .20                          34.69        27.81


Management's Statement on Financial Reporting

The Management of the Company is responsible for the integrity and objectivity of the financial information presented in this Annual
Report. Management has prepared the consolidated financial statements in accordance with generally accepted accounting principles, which involve the use of estimates and judgments where appropriate.

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

The accounting firm of KPMG LLP has performed an independent audit of the Company's consolidated financial statements. The firm's report appears on the following page.


/s/Bertram W. Klein      /s/R. K. Guillaume         /s/Steven A. Small
Bertram W. Klein         R. K. Guillaume            Steven A. Small
Chairman of the Board    Chief Executive Officer    Chief Financial Officer and
                                                    Executive Vice President

Independent Auditors' Report

The Board of Directors and Shareholders
MidAmerica Bancorp:

We have audited the accompanying consolidated balance sheets of MidAmerica Bancorp and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Bancorp and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/KPMG Peat Marwick LLP


Louisville, Kentucky
January 22, 1999


CONSOLIDATED BALANCE SHEETS

In Thousands, Except Share and Per Share Amounts
December 31
                                                                                     1998         1997
                                                                                  ---------    ---------
ASSETS
Cash and due from banks                                                             $39,644      $29,002
Federal funds sold                                                                     -          16,900
Securities purchased under agreements to resell                                      35,000         -
Securities available for sale, amortized cost
    of $382,580 (1998) and $409,497 (1997)                                          385,767      414,721
Securities held to maturity, market value of $84,013 (1998) and $108,321 (1997)      83,998      108,178
Loans, net of unearned income                                                     1,005,021      891,075
Allowance for loan losses                                                            (9,010)      (9,209)
                                                                                  ---------    ---------
  Loans, net                                                                        996,011      881,866
Premises and equipment                                                               21,854       21,757
Other assets                                                                         32,489       37,155
                                                                                  ---------    ---------
    Total assets                                                                 $1,594,763   $1,509,579
                                                                                  =========    =========
LIABILITIES
Deposits:
  Non-interest bearing                                                             $165,072     $140,092
  Interest bearing                                                                  788,852      738,737
                                                                                  ---------    ---------
  Total deposits                                                                    953,924      878,829

Securities sold under agreements to repurchase                                      276,454      284,500
Federal funds purchased                                                              12,090         -
Advances from the Federal Home Loan Bank                                             74,862       63,165
Gift certificates and money orders outstanding                                       95,127      104,609
Accrued expenses and other liabilities                                               14,870       22,767
                                                                                  ---------    ---------
    Total liabilities                                                             1,427,327    1,353,870


SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized-750,000 shares; none issued                 ----         ----
Common stock, no par value; stated value $2.77 per share;
   authorized-12,000,000 shares; issued and outstanding -
   10,246,157 shares (1998); 9,878,803 shares (1997)                                 28,416       27,399
Additional paid-in capital                                                          123,905      115,182
Retained earnings                                                                    13,043        9,773
Accumulated other comprehensive income                                                2,072        3,355
                                                                                  ---------    ---------
    Total shareholders' equity                                                      167,436      155,709
                                                                                  ---------    ---------
    Total liabilities and shareholders' equity                                   $1,594,763   $1,509,579
                                                                                  =========    =========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Per Share Amounts
Years Ended December 31
                                                                        1998              1997              1996
                                                                     ----------        ----------        ----------
INTEREST INCOME
Interest and fees on loans                                             $86,503           $77,820           $73,220
Interest and dividends on:
  Taxable securities                                                    15,587            20,249            18,480
  Tax exempt securities                                                  2,850             2,656             1,326
Interest on federal funds sold                                             526             1,072             1,700
Interest on securities purchased under agreements to resell              5,789             5,399             6,059
                                                                     ----------        ----------        ----------
    Total interest income                                              111,255           107,196           100,785
INTEREST EXPENSE
Interest on deposits                                                    34,478            32,434            30,662
Interest on federal funds purchased and
  securities sold under agreements to repurchase                        12,744            13,160            12,887
Interest on Federal Home Loan Bank advances                              4,341             4,083             4,430
                                                                     ----------        ----------        ----------
    Total interest expense                                              51,563            49,677            47,979
                                                                     ----------        ----------        ----------
NET INTEREST INCOME                                                     59,692            57,519            52,806
PROVISION FOR LOAN LOSSES                                                  972               300               414
                                                                     ----------        ----------        ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                     58,720            57,219            52,392
NON-INTEREST INCOME
Income from trust department                                             2,465             1,363             1,151
Service charges on deposit accounts                                      5,541             5,078             4,582
Gift certificate and money order fees                                      952             2,709             3,782
Securities gains                                                            40                59               129
Gain on sale of money order subsidiary (1998); agent base (1996)         4,588               -               1,797
Other                                                                    6,203             3,964             3,086
                                                                     ----------        ----------        ----------
    Total non-interest income                                           19,789            13,173            14,527
OTHER OPERATING EXPENSES
Salaries and employee benefits                                          28,447            25,885            25,850
Occupancy expense                                                        3,013             3,100             2,957
Furniture and equipment expenses                                         4,249             4,607             4,675
Other                                                                   14,006            10,830            11,095
                                                                     ----------        ----------        ----------
    Total other operating expenses                                      49,715            44,422            44,577
                                                                     ----------        ----------        ----------
INCOME BEFORE INCOME TAXES                                              28,794            25,970            22,342
INCOME TAX EXPENSE                                                       8,581             8,055             7,313
                                                                     ----------        ----------        ----------
NET INCOME                                                             $20,213           $17,915           $15,029
                                                                     ==========        ==========        ==========

Weighted average shares outstanding
     BASIC                                                              10,215            10,093             9,970
     DILUTED                                                            10,425            10,269            10,042
                                                                     ==========        ==========        ==========

NET INCOME PER COMMON SHARE
     BASIC                                                               $1.98             $1.78             $1.50
     DILUTED                                                              1.94              1.75              1.50
                                                                     ==========        ==========        ==========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In Thousands, Except Share and Per Share Amounts
Years Ended December 31, 1998, 1997 and 1996

                                      Common     Common  Additional                    Other          Total
                                       Stock      Stock     Paid-in   Retained Comprehensive   Shareholders'
                                      Shares     Amount     Capital   Earnings        Income         Equity
                                  --------------------------------------------------------------------------
Balance, January 1, 1996           9,091,642    $25,218    $99,991     $4,554        $3,187        $132,950
Net income                                                             15,029                        15,029
Cash dividends declared,
  ($0.65 per share)                                                    (6,491)                       (6,491)
Stock dividend declared              273,935        759      4,240     (4,999)                          ---
Stock options exercised,
   including related tax benefits     60,226        167        701                                      868
Change in accumulated other
   comprehensive income                                                              (1,718)         (1,718)
                                  --------------------------------------------------------------------------
Balance, December 31, 1996         9,425,803     26,144    104,932      8,093         1,469         140,638
Net income                                                             17,915                        17,915
Cash dividends declared,
  ($0.74 per share)                                                    (7,441)                       (7,441)
Stock dividend declared              287,159        795      7,999     (8,794)                          ---
Stock options exercised,
   including related tax benefits    165,841        460      2,251                                    2,711
Change in accumulated other
   comprehensive income                                                               1,886           1,886
                                  --------------------------------------------------------------------------
Balance, December 31, 1997         9,878,803     27,399    115,182      9,773         3,355         155,709
Net income                                                             20,213                        20,213
Cash dividends declared,
  ($0.82 per share)                                                    (8,345)                       (8,345)
Stock dividend declared              297,785        824      7,774     (8,598)                          ---
Stock options exercised,
  including related tax benefits      69,569        193        949                                    1,142
Change in accumulated other
   comprehensive income                                                              (1,283)         (1,283)
                                  --------------------------------------------------------------------------
Balance, December 31, 1998        10,246,157    $28,416   $123,905    $13,043        $2,072        $167,436
                                  ==========================================================================

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands
Years Ended December 31

                                                              1998       1997          1996
                                                         ---------- ---------- -------------
Net Income                                                 $20,213    $17,915       $15,029

Other comprehensive income (loss), net of tax:
   Unrealized gains (losses)
      on securities available for sale:
        Unrealized holding gains (losses) arising
          during the period                                 (1,297)     1,848        (1,519)
        Less reclassification adjustment for
          gains included in net income                         (26)       (38)          (83)
                                                         -----------------------------------
                                                            (1,323)     1,810        (1,602)
   Pension liability adjustment                                 40         76          (116)
                                                         -----------------------------------
Other comprehensive income (loss)                           (1,283)     1,886        (1,718)
                                                         -----------------------------------
COMPREHENSIVE INCOME                                       $18,930    $19,801       $13,311
                                                         ===================================

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands
Years Ended December 31
                                                                  1998         1997         1996
                                                               ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                       $20,213      $17,915      $15,029
Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation, amortization and accretion, net                    5,805        4,256        3,408
  Provision for loan losses                                          972          300          414
  Federal Home Loan Bank stock dividends                          (1,139)      (1,060)        (962)
  Securities gains                                                   (40)         (59)        (129)
  Gain on sale of money order subsidiary(1998);
      agent base(1996)                                            (4,588)         ---       (1,797)
  Gain on sales of other real estate                              (1,172)         (74)        (234)
  Deferred taxes                                                    (315)         580          217
  Decrease (increase) in interest receivable                      (2,222)        (524)         218
  Decrease (increase) in other assets                             (4,294)         959        1,435
  Increase (decrease) in accrued expenses                           (887)       1,231        4,413
                                                               ----------   ----------   ----------
    Net cash provided by operating activities                     12,333       23,524       22,012

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                    (197,212)    (212,434)    (182,245)
  Proceeds from maturities of securities available for sale      206,160       96,250       58,022
  Proceeds from sales of securities available for sale            10,206       45,181       82,726
  Purchases of securities held to maturity                       (83,724)    (106,781)     (63,403)
  Proceeds from maturities of securities held to maturity         77,500       70,000       57,325
  Proceeds from sale of money order subsidiary (1998);
      agent base (1996)                                            8,134          ---        1,797
  Proceeds from sales of premises and equipment                      119          257          904
  Purchases of premises and equipment                             (3,676)      (3,407)      (4,909)
  Proceeds from sales of other real estate                         8,226        3,570        7,924
  Net increase in loans                                         (115,795)     (96,540)     (68,652)
                                                               ----------   ----------   ----------
    Net cash used in investing activities                        (90,062)    (203,904)    (110,511)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                        75,095       53,572       40,300
  Net increase (decrease) in securities sold
    under agreements to repurchase                                (8,046)      (1,448)      58,782
  Net increase (decrease) in federal funds purchased              12,090       (4,000)         950
  Advances from the Federal Home Loan Bank                        26,216          ---          ---
  Repayment of advances from the Federal Home Loan Bank          (14,519)      (5,877)      (6,067)
  Increase (decrease) in gift certificates and
    money orders outstanding                                      23,036       28,076       (2,876)
  Stock options exercised                                            944        2,316          823
  Dividends paid                                                  (8,345)      (7,441)      (6,491)
                                                               ----------   ----------   ----------
    Net cash provided by financing activities                    106,471       65,198       85,421
                                                               ----------   ----------   ----------
Net increase (decrease) in cash and cash equivalents              28,742     (115,182)      (3,078)
Cash and cash equivalents at beginning of year                    45,902      161,084      164,162
                                                               ----------   ----------   ----------
Cash and cash equivalents at end of year                         $74,644      $45,902     $161,084
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

Net Income Per Common Share -- Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per share is determined by dividing net income by the weighted average number of shares of common stock outstanding plus the weighted average number of shares that would be issued upon exercise of dilutive options assuming proceeds are used to repurchase shares pursuant to the treasury stock method.

Recently Issued Financial Accounting Standards -- Statement of Financial Accounting Standards No. 133, "Accounting for
Derivative Instruments and Hedging Activities" (Statement 133) was issued by the Financial Accounting Standards Board in June 1998. Statement 133 standardizes the accounting for derivative instruments and will be effective for the Company on January 1, 2000. Statement 133 currently would apply to the Company's interest rate swap contracts. Under the standard, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

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

During 1998, 1997 and 1996, cash paid for income taxes amounted to $8.4 million, $5.7 million and $8.1 million, respectively, and cash paid for interest was $53 million, $50 million and $47 million, respectively. Loans transferred to other assets were $678,000 in 1998, $9.4 million in 1997, and $12.5 million in 1996.

C. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

The Company enters into purchases of U.S. Treasury and U.S. government agency securities under agreements to resell such securities. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable on the consolidated balance sheets. The securities are delivered to third-party custodians' accounts designated by the Company under a written custodial agreement that explicitly recognizes the Company's interest in these securities. Securities purchased under agreements to resell averaged $105,310,000 during 1998 with an average yield of 5.50% and averaged $98,342,000 during 1997 with an average yield of 5.49%. The maximum month-end balance outstanding during 1998 and 1997 was $178 million and $140 million, respectively.

D. SECURITIES

The amortized cost and market value of securities available for sale follows:


In Thousands                                      December 31, 1998                       December 31, 1997
                                    --------------------------------------- ---------------------------------------
                                    Amortized      Unrealized       Market  Amortized      Unrealized       Market
                                         Cost    Gains    Losses     Value       Cost    Gains    Losses     Value
                                    --------------------------------------- ---------------------------------------
U.S. Treasury and
 U.S. government agencies           $159,821      $595        $1  $160,415  $156,040      $647       $33  $156,654
Collateralized mortgage obligations  148,524       675     2,229   146,970   183,792     2,008       326   185,474
States and political subdivisions     50,609     4,129        --    54,738    50,352     2,920        --    53,272
Corporate obligations                  4,634        18        --     4,652     1,757         8        --     1,765
Equity securities                     18,992        --        --    18,992    17,556        --        --    17,556
                                    --------------------------------------- ---------------------------------------
                                    $382,580    $5,417    $2,230  $385,767  $409,497    $5,583      $359  $414,721
                                    ======================================= =======================================


The amortized cost and market value of securities held to maturity follows:

In Thousands                                    December 31, 1998                       December 31, 1997
                                    --------------------------------------- ---------------------------------------
                                    Amortized      Unrealized       Market  Amortized      Unrealized       Market
                                         Cost    Gains    Losses     Value       Cost    Gains    Losses     Value
                                    --------------------------------------- ---------------------------------------
U.S. Treasury and
 U.S. government agencies            $83,998       $22        $7   $84,013  $108,078      $148        $5  $108,221
Corporate obligations                     --        --        --        --       100        --        --       100
                                    --------------------------------------- ---------------------------------------
                                     $83,998       $22        $7   $84,013  $108,178      $148        $5  $108,321
                                    ======================================= =======================================

A summary of debt securities at December 31, 1998 based on scheduled maturities is shown in the table below. Actual maturities may differ from scheduled maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. Collateralized mortgage obligations are assigned to maturity categories based on expected cash flows.


In Thousands                                             Securities Available for Sale  Securities Held to Maturity
                                                        ----------------------------- -----------------------------
                                                        Amortized             Market  Amortized             Market
                                                             Cost              Value       Cost              Value
                                                        ----------------------------- -----------------------------
Due within one year                                     $218,158            $217,440   $80,449             $80,450
Due after one year through five years                     99,117              98,988     3,549               3,563
Due after five years through ten years                     9,066               9,687        --                  --
Due after ten years                                       37,247              40,660        --                  --
                                                        ----------------------------- -----------------------------
                                                        $363,588            $366,775   $83,998             $84,013
                                                        ============================= =============================

Gross realized gains and losses on sales of securities available for sale were $40,000 and $0, respectively, in 1998, $146,000, and $87,000, respectively, in 1997, and $1,241,000 and $1,112,000, respectively, in 1996. Securities with a book value of $300,559,000 and $332,415,000 at December 31,1998 and 1997, respectively, were pledged to secure public and trust deposits, repurchase agreements and for other purposes.

E. LOANS

The composition of loans follows:


In Thousands
December 31
                                                          1998          1997
                                                    ------------  ------------
       Commercial and financial                         $457,682      $427,826
       Real estate - construction and development         77,349        65,513
       Real estate - residential mortgages               336,365       329,086
       Consumer                                          133,625        68,650
                                                    ------------  ------------
                                                      $1,005,021      $891,075
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

At December 31, 1998 and 1997, the recorded investment in impaired loans was $3.578 and $1.670 million, respectively. Included in impaired loans at December 31, 1998 is $3.022 million of impaired loans for which the related allowance for loan losses is $1.210 million. Included in impaired loans at December 31, 1997 were $766,000 of impaired loans for which the related allowance for loan losses was $150,000. The average recorded investment in impaired loans during 1998 and 1997 was approximately $2.448 and $2.617 million, respectively. For the years ended December 31, 1998, 1997 and 1996, the Company recognized interest income on impaired loans of $119,000, $129,000 and $109,000, respectively, using the cash basis method of income recognition. Interest income of $284,000, $198,000 and $330,000 would have been recognized on impaired loans in 1998, 1997 and 1996, respectively, if these loans were performing under original terms.

F. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses follows:

In Thousands
                                         1998      1997      1996
                                     ------------------------------
      Balance, January 1                $9,209    $9,167    $9,318

      Loans charged-off                 (1,355)     (621)   (1,025)
      Recoveries                           184       363       460
                                     ------------------------------
      Net loans charged-off             (1,171)     (258)     (565)

      Provision for loan losses            972       300       414
                                     ------------------------------
      Balance, December 31              $9,010    $9,209    $9,167
                                     ==============================


G. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

A summary of premises and equipment follows:

In Thousands
December 31
                                                         1998         1997
                                                      ----------------------
      Land                                              $4,872       $4,872
      Buildings and leasehold improvements              14,094       13,410
      Furniture and equipment                           19,050       23,370
                                                      ----------------------
                                                        38,016       41,652
      Less accumulated depreciation and amortization    16,162       19,895
                                                      ----------------------
                                                       $21,854      $21,757
                                                      ======================


At December 31, 1998, the Company was obligated under long-term operating leases covering various premises and equipment. The Company's main office and most branch office lease agreements contain renewal options.

Rental expense was $1,059,000, $1,145,000, and $1,134,000 for 1998,
1997 and 1996, respectively.

Minimum rental commitments under noncancelable leases in future years are as follows:

In Thousands
Year Ending December 31

      1999                                     $1,149
      2000                                      1,062
      2001                                      1,056
      2002                                      1,052
      2003                                      1,001
      Thereafter                                3,025
      ================================================

H. INCOME TAXES

The provision for income taxes consists of the following:


In Thousands
Years ended December 31
                                                                     1998     1997     1996
                                                                  ---------------------------
         Income taxes applicable to operations:
         Current:
           Federal                                                  $8,313   $7,196   $6,848
           State                                                       583      279      248
                                                                  ---------------------------
                                                                     8,896    7,475    7,096

         Deferred                                                     (315)     580      217
                                                                  ---------------------------
         Total applicable to operations                              8,581    8,055    7,313

         Charged (credited) to components of shareholders' equity:
           Net unrealized securities gains (losses)                   (713)     976     (863)
           Stock options exercised                                    (198)    (395)     (48)
           Pension liability adjustment                                 21       41      (63)
                                                                  ---------------------------
         Total income taxes                                         $7,691   $8,677   $6,339
                                                                  ===========================


The provision for income taxes in the consolidated statements of income is reconciled to the federal statutory rate as follows:


                                                                     1998     1997     1996
                                                                  ---------------------------
         Tax at federal statutory rate                                35.0%    35.0%    35.0%
         Tax exempt interest income                                   (4.0)    (4.5)    (4.6)
         Non-deductible expenses                                       0.6      0.6      1.5
         Other, net                                                   (1.8)    (0.1)     0.8
                                                                  ---------------------------
                                                                      29.8%    31.0%    32.7%
                                                                  ===========================


Other liabilities include deferred income taxes of $1,066,000 and $2,064,000 at December 31, 1998 and 1997, respectively. The principal types of basis differences between assets and liabilities for financial reporting and tax return purposes which give rise to deferred taxes relate to the following:


In Thousands
December 31
                                                                             1998     1997
                                                                           ------------------
         Deferred tax liabilities:
            Lease accounting                                                 $1,739   $1,703
            Depreciation                                                        983    1,173
            Mark-to-market adjustments related to securities                  1,004    1,709
            Federal Home Loan Bank stock dividends                            1,866    1,468
            Other                                                               387      479
                                                                           ------------------
           Total deferred tax liabilities                                     5,979    6,532
                                                                           ------------------
         Deferred tax assets:
            Allowance for loan losses                                         3,161    3,295
            Deferred compensation                                               383      264
            Pension                                                             509      356
            Other                                                               860      553
                                                                           ------------------
           Total deferred tax assets                                          4,913    4,468
                                                                           ------------------
         Net deferred tax liability                                          $1,066   $2,064
                                                                           ==================

Based upon historical and projected levels of taxable income, management believes it is more likely than not that the Company will realize the income tax benefits of its deductible temporary differences. Accordingly, no valuation allowance for deferred tax assets was recorded at December 31, 1998 and 1997.

I. DEPOSITS

A summary of deposits follows:

In thousands
December 31
                                                          1998       1997
                                                        ---------  ---------
Interest bearing demand deposits                        $194,849   $192,063
Savings deposits                                         145,021    102,557
Time and savings deposits $100,000 and over               92,908     77,163
All other time deposits                                  356,074    366,954
                                                        ---------  ---------
     Total interest bearing deposits                     788,852    738,737
Non-interest bearing deposits                            165,072    140,092
                                                        ---------  ---------
     Total deposits                                     $953,924   $878,829
                                                        =========  =========

Maturities of certificates of deposits at December 31, 1998, were $289 million less than one year, $124 million
1 - 5 years and $13 million over 5 years.


J.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company enters into sales of securities under agreements to repurchase which are treated as financings. The obligation to repurchase securities sold is reflected as a liability and the assets underlying the agreements remain in the respective securities account. Information concerning securities sold under agreements to repurchase is summarized as follows:


                                                December 31, 1998                                 December 31, 1997
Dollars In Thousands            ------------------------------------------------  -------------------------------------------------
                                        Asset Sold         Repurchase Liability           Asset Sold          Repurchase Liability
                                ------------------------- ----------------------  -------------------------  ----------------------
                                                                       Weighted                                           Weighted
                                                                        Average                                            Average
                                  Carrying      Market                 Interest     Carrying      Market                  Interest
Maturity/Type of Asset             Amount       Value        Amount      Rate        Amount       Value         Amount      Rate
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
Overnight to 30 Days
  U.S. Treasury and
  government agencies              $269,401     $270,930     $268,239      4.45%     $276,570     $280,292      $278,071      5.32%

Over 90 Days
  U.S. Treasury and
  government agencies                 8,975        9,053        8,215         0         6,993        7,001         6,429      5.52%
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
                                   $278,376     $279,983     $276,454      4.48%     $283,563     $287,293      $284,500      5.33%
                                ============ ============ ============ =========  ============ ============  ============ =========

                                                  1998         1997
                                             ------------ ------------
Average balance during the year                 $246,585     $257,149

Average interest rate during the year               4.99%        5.08%

Maximum month-end balance during the year       $330,308     $346,635

K. ADVANCES FROM THE FEDERAL HOME LOAN BANK

The Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and, accordingly, is eligible to borrow from the FHLB. The Bank pledges certain first mortgage loans as collateral for these advances. The aggregate balance in these mortgages must equal 150% of the advances outstanding. At December 31, 1998, the Company's eligible collateral provided a borrowing limit of approximately $106 million. Certain information with respect to outstanding advances from the FHLB is summarized below:


Dollars In Thousands

                                                     Weighted
                                                     Average
                                                     Interest
         Year of Maturity                 Amount       Rate
         --------------------------------------------------------
         2000                                 $191        5.77 %
         2002 - 2007                        25,567        5.78
         2008 - 2012                        44,961        5.92
         2013 - 2014                         4,143        7.10
                                       ------------ -----------
                                           $74,862        5.94 %
                                       ============ ===========


Scheduled principal repayments on advances from the FHLB are $6,473,000, $7,018,000, $7,254,000, $7,402,000, and $5,880,000 for 1999 through 2003, respectively, and $40,835,000 thereafter.

L. EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its employees. The Company also sponsors an unfunded non-qualified excess benefit plan covering certain executive officers.

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets:


In Thousands
December 31
                                                                                              1998       1997
                                                                                         ----------------------
       Change in benefit obligation:
          Benefit obligation at beginning of year                                           $11,977    $12,940
          Service cost                                                                          912        696
          Interest cost                                                                         900        896
          Settlement                                                                           ---      (1,096)
          Actuarial loss                                                                      1,686        924
          Benefits paid                                                                        (748)    (2,383)
                                                                                         ----------------------

          Benefit obligation at end of year                                                  14,727     11,977
                                                                                         ----------------------

       Change in plan assets:
          Fair value of plan assets at beginning of year                                     10,012     10,880
          Actual return on plan assets                                                          807      1,500
          Company contributions                                                                 618      1,111
          Settlement                                                                           ---      (1,096)
          Benefits paid                                                                        (748)    (2,383)
                                                                                         ----------------------
          Fair value of plan assets at end of year                                           10,689     10,012
                                                                                         ----------------------

       Funded status                                                                         (4,038)    (1,965)
       Unrecognized actuarial loss                                                            2,960      1,489
       Unrecognized prior service cost                                                          100        114
       Unrecognized net asset at transition                                                    (476)      (657)
                                                                                         ----------------------
       Accrued pension cost                                                                 ($1,454)   ($1,019)
                                                                                         ======================
       Weighted average assumptions as of December 31:
          Discount rate                                                                        6.75%      7.00%
          Expected return on plan assets                                                       7.00%      7.00%
          Rate of compensation increase                                                        4.25%      4.25%

Net pension expense for 1998, 1997, and 1996 included the following components:


In Thousands
Years ended December 31
                                                                                   1998       1997       1996
                                                                              ---------------------------------
       Service cost-benefits earned during the period                              $(912)     $(696)     $(766)
       Interest cost on projected benefit obligation                                (900)      (896)      (914)
       Expected return on plan assets                                                694        745        852
       Amortization of prior service cost, transition asset, and
         actuarial loss                                                               63        153         61
                                                                              ---------------------------------
       Net pension expense                                                       $(1,055)     $(694)     $(767)
                                                                              =================================

The projected benefit obligation and accumulated benefit obligation for the unfunded non-qualified excess plan were $1,098,000 and $540,000 as of December 31, 1998, respectively and $414,000 and $149,000, respectively as of December 31, 1997.

In 1997, a portion of the unfunded plan's obligations were settled by a lump sum payment of $1.1 million resulting in the recognition of a settlement loss of $298,000.

The Company does not have a significant commitment to pay post-retirement or post-employment benefits other than pension benefits.

The Company also offers a defined contribution employee stock ownership plan. The Company's contributions to this plan were $652,000, $585,000, and $560,000 for 1998, 1997, and 1996, respectively.

The Company has incentive stock option plans under which shares of common stock have been reserved for the granting of stock options to certain key
employees of the Company.   The Company applies APB Opinion No.25 and
related Interpretations in accounting for these plans. No compensation expense has been recognized for these fixed stock option plans. Had compensation cost for the Company's stock options granted in 1998, 1997 and 1996 been determined under the fair value approach described in FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


In Thousands, Except Per Share Amounts
Years ended December 31
                                                             1998       1997       1996
                                                        ---------------------------------
       Net income                 As Reported              $20,213    $17,915    $15,029
                                  Pro forma                 19,899     17,841     14,978

       Basic net income           As Reported                $1.98      $1.78      $1.50
         per share                Pro forma                   1.95       1.77       1.50

       Diluted net                As Reported                $1.94      $1.75      $1.50
         income per share         Pro forma                   1.91       1.74       1.50


The fair values of the option grants are estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yields of 2.56%, 3.63% and 3.89%; expected volatility of 21%, 16% and 16%; risk-free interest rates of 5.59%, 6.64% and 6.09%; and expected lives of 6.50,
6.50 and 6.50 years.

The plans provide that the option price shall not be less than the fair market value of the stock at the effective date the options are granted, and that the term of the options shall not be more than ten years from the date of the grant. Options are exercisable ratably over a four year period. Options granted under the plans prior to 1997 were exercisable one year after the date of the grant. Shares available for future grants were 777,269 at December
31, 1998.

A summary of the status of the Company's incentive stock option plans as of December 31, 1998, 1997, and 1996 and changes during the years ended on those dates is presented below:


                                                      1998                  1997                  1996
                                             ---------- ---------- ---------- ---------- ---------- ----------
                                                         Weighted              Weighted              Weighted
                                                          Average               Average               Average
                                                Shares     Price      Shares     Price      Shares     Price
                                             ------------------------------------------------------------------
       Outstanding at January 1                 686,608   $14.88      747,772   $13.78      791,070   $13.59
         Granted                                199,439    31.33      124,061    19.51       27,319
         Expired                                 (9,704)   24.07       (5,094)   14.96       (7,414)   15.06
         Exercised                              (75,544)   14.17     (180,131)   13.50      (63,203)   12.49
       Outstanding at December 31            -----------           -----------           -----------
                                                800,799   $18.92      686,608   $14.88      747,772   $13.78
                                             ===========           ===========           ===========

       Exercisable at December 31               517,321               562,547               720,453
                                             ===========           ===========           ===========
       Weighted-average fair value
         of options granted                       $7.69                 $3.70                 $3.00
                                             ===========           ===========           ===========


The following table summarizes information about incentive stock options outstanding at December 31, 1998:


                              Options Outstanding                   Options Exercisable
                       ---------------------------------           ----------------------
                                   Weighted-  Weighted-                        Weighted-
         Range of                   Average    Average                          Average
         Exercise                  Remaining  Exercise                         Exercise
          Prices          Shares     Life      Price                  Shares    Price
     - --------------  ---------------------------------           ----------------------
      $ 9.12 to 13.00     111,293  1.9 years   $10.44                 111,293   $10.44
       13.01 to 18.00     377,383  5.2 years    14.81                 377,383    14.81
       18.01 to 23.00     117,239  7.7 years    19.53                  28,645    19.53
       23.01 to 34.04     194,884  8.6 years    31.34                    --        --
                       -----------                                 -----------
     $  9.12 to 34.04     800,799  5.9 years   $18.92                 517,321   $14.13
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

M. REGULATORY RESTRICTIONS ON DIVIDENDS AND CASH AND OTHER REGULATORY MATTERS

Under the Federal Reserve Act, prior approval of the Federal banking authorities is required if dividends declared by the Company's banking subsidiary in any year exceed its net profits for that year, as defined, combined with retained net profits, as defined, for the two preceding years. As of January 1, 1999, the aggregate amount of retained earnings available for distribution to the Company by subsidiaries without prior approval was approximately $32 million. In addition to restrictions on the payment of dividends, the Federal Reserve and the Commonwealth of Kentucky place certain cash reserve requirements on deposits. The reserve requirements, which were $10.8 million at December 31, 1998, are met by holding a percentage of deposits in vault cash or maintaining a balance directly with the Federal Reserve. The Company was in compliance with all cash reserve requirements at December 31, 1998.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material impact on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1998, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table.

Dollars In Thousands                                                   To Be Well
                                                                   Capitalized Under
                                                  For Capital      Prompt Corrective
                                  Actual       Adequacy Purposes   Action Provisions
                            ------------------ ------------------  ------------------
                              Amount    Ratio    Amount    Ratio     Amount    Ratio
                            ---------- ------- ---------- -------  ---------- -------
As of December 31, 1998:

   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $174,374    15.0%   $92,883   > 8.0 %  $116,104   >10.0 %
      Bank                   $144,624    12.7%   $90,883   > 8.0 %  $113,603   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $165,364    14.2%   $46,442   > 4.0 %   $69,662   > 6.0 %
      Bank                   $135,667    11.9%   $45,441   > 4.0 %   $68,162   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $165,364    11.5%   $57,552   > 4.0 %   $71,939   > 5.0 %
      Bank                   $135,667     9.6%   $56,718   > 4.0 %   $70,898   > 5.0 %

As of December 31, 1997:

   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $161,484    14.7%   $88,142   > 8.0 %  $110,178   >10.0 %
      Bank                   $126,624    11.9%   $85,158   > 8.0 %  $106,448   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $152,275    13.8%   $44,071   > 4.0 %   $66,107   > 6.0 %
      Bank                   $117,468    11.0%   $42,579   > 4.0 %   $63,869   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $152,275    11.1%   $54,950   > 4.0 %   $68,687   > 5.0 %
      Bank                   $117,468     8.8%   $53,439   > 4.0 %   $66,798   > 5.0 %


N. NET INCOME PER SHARE AND COMMON STOCK DIVIDENDS

The following are the numerators and denominators for the basic and diluted net income per share computations:


In Thousands, Except Per Share Amounts
                                   1998                                 1997                                 1996
                    ----------------------------------   ----------------------------------   ----------------------------------
                    Net Income    Shares     Per Share   Net Income    Shares     Per Share   Net Income    Shares     Per Share
                    (Numerator) (Denominator)  Amount    (Numerator) (Denominator)  Amount    (Numerator) (Denominator)  Amount

Basic EPS            $20,213      10,215        $1.98     $17,915      10,093        $1.78     $15,029       9,970        $1.50
                                             =========                            =========                            =========

Effect of dilutive
  securities             ---         210                      ---         176                      ---          72
                    ---------   ---------                ---------   ---------                ---------   ---------

Diluted EPS          $20,213      10,425        $1.94     $17,915      10,269        $1.75     $15,029      10,042        $1.50
                    =========   =========    =========   =========   =========    =========   =========   =========    =========


The following table sets forth the Company's stock dividends to common shareholders:


Declaration                     Record                   Payable                  Stock Dividend
Date                            Date                     Date                     Percentage
----------                      ----------               ----------               ----------
November 16, 1998               December 2, 1998         December 18, 1998             3.0
November 17, 1997               December 1, 1997         December 12, 1997             3.0
November 18, 1996               December 3, 1996         December 13, 1996             3.0


Per share information in the consolidated financial statements reflects the adjusted number of shares resulting from these stock dividends.

O. COMMITMENTS AND CONTINGENCIES

In the normal course of business, in order to meet the financing needs of customers, the Company has outstanding commitments and contingent liabilities. At December 31, 1998, the Company had $333 million of commitments to extend credit (of which $113 million relates to floating rate home equity lines of credit), which are not reflected in the consolidated financial statements.
The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

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

Standby letters of credit and financial guarantees written, aggregating $19.7 million at December 31, 1998, are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.

At December 31, 1998, there were various pending legal actions in which claims for damages were asserted. In one such matter, the Bank is one of 13 defendants named in a lawsuit filed on December 10, 1993, by Kentucky Central Life Insurance Company (in Rehabilitation) involving certain real estate loans. Management, after discussion with legal counsel concerning the adequacy of the Company's defenses, believes that this and other legal actions will not have a material adverse effect upon the financial condition or results of operations of the Bank or the Company.

P. OTHER NON-INTEREST INCOME AND OPERATING EXPENSES

Significant components of other non-interest income and other operating expenses are set forth below:


In Thousands
Years Ended December 31
                                                1998        1997        1996
                                            -----------------------------------
     Other non-interest income:
     Gain on sale of other real estate          $1,172         $74        $234
     Merchant and bank card fees                 1,317         977         840
     Money order processing fees                 1,302       ---         ---
     Other                                       2,412       2,913       2,012
                                            ----------- ----------- -----------
                                                $6,203      $3,964      $3,086
                                            =========== =========== ===========


                                                1998        1997        1996
                                            -----------------------------------
     Other operating expenses:
     Advertising and marketing                  $2,187      $1,562      $1,262
     Operating supplies                          1,584       2,121       1,601
     Legal and professional fees                 3,582       1,610       2,212
     Taxes-Bank, property and other              1,624       1,741       1,637
     Other                                       5,029       3,796       4,383
                                            ----------- ----------- -----------
                                               $14,006     $10,830     $11,095
                                            =========== =========== ===========


Q. RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and principal holders of the Company's common stock and associates of such persons are presented below:


In Thousands
         Balance, January 1, 1998                        $16,122
         New loans and advances on lines of credit         8,285
         Repayments                                       (5,489)
                                                        ---------
         Balance, December 31, 1998                      $17,883
                                                        =========


The above transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other customers in the ordinary course of business.

R. FINANCIAL INSTRUMENTS - INTEREST RATE SWAP CONTRACTS

The Company manages its exposure to market risk, in part, by using interest rate swap contracts to modify the existing interest rate characteristics of its floating rate loan portfolio.
The notional amount of the interest rate swap contracts represents only an agreed-upon amount on which calculations of interest payments to be exchanged are based, and is significantly greater than the amount at risk. Credit risk is measured as the cost of replacing, at current market rates, contracts in an unrealized gain position. Although the Company is exposed to credit-related losses in the event of nonperformance by the counterparty, based on management's assessment, as of December 31, 1998, the counterparty was expected to meet its obligations. In addition, the Company deals exclusively with counterparties with high credit ratings, enters into bilateral collateral arrangements and arranges master netting agreements. These agreements include legal rights of setoff that provide for the net settlement of the subject contracts with the same counterparty in the event of default.

At December 31, 1998, the Company had entered into interest rate swap contracts with notional amounts totaling $114 million, with a weighted average maturity of 1.67 years. Under these contracts the Company receives or pays the difference between the floating prime rate and fixed rates stated in the contracts.
At December 31, 1998, the floating prime rate to be paid by the Company was 7.75% and the weighted average fixed rate to be received by the Company was 8.60%. At December 31, 1997 the Company had interest rate swap contracts of $150 million, with a weighted average fixed rate to be received by the Company of 8.56%. Interest rate swap contracts increased net interest income by $264,000 in 1998, $176,000 in 1997 and $450,000 in 1996. At
December 31, 1998 and 1997, the aggregate fair value of interest rate swap contracts, determined through market quotes, was approximately $1,600,000 and $1,000, respectively.

S. DISCLOSURES ABOUT SEGMENTS

The Company, through the branch network of its subsidiary banks, provides a broad range of financial services to individuals and businesses in and around Jefferson County, Kentucky. These services include demand, time and savings deposits; lending and lease financing; credit cards; ATMs;
cash management; and trust services. While the Company's chief decision makers monitor the revenue streams of the various banking products and services, operations are managed and financial performance is evaluated on a bank-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment. The other catagory includes the aggregate of other activities, which individually are not significant. These activities include the gift certificate operation, a captive data processing subsidiary, an insurance subsidiary that sells insurance products on loans made by the banks, and subsidiaries holding foreclosed real estate.

The measurement of the performance of the business segments is based on the management stucture of the Company and is not necessarily comparable with similar information for any other financial institution. The information presented is also not necessarily indicative of the segments' financial condition and results of operations if they were independent entries.

Selected financial information by business segment for 1998, 1997 and 1996 follows:


In thousands
                                         1998        1997        1996
                                         ----------- ----------- -----------
    Net interest income
       Banking                              $56,316     $53,256     $49,218
       Other                                  3,382       4,269       3,603
       Eliminations                              (6)         (6)        (15)
                                         ----------- ----------- -----------
          Total                             $59,692     $57,519     $52,806
                                         =========== =========== ===========

    Non-interest income
       Banking                              $13,932     $10,775      $9,294
       Other (a)(b)                          12,289       8,332      10,862
       Eliminations (a)                      (6,432)     (5,934)     (5,629)
                                         ----------- ----------- -----------
          Total                             $19,789     $13,173     $14,527
                                         =========== =========== ===========

    Net income
       Banking                              $16,802     $16,356     $13,156
       Other                                  3,356       1,565       2,233
       Eliminations                              55          (6)       (360)
                                         ----------- ----------- -----------
          Total                             $20,213     $17,915     $15,029
                                         =========== =========== ===========

    Assets
       Banking                           $1,507,101  $1,393,632  $1,334,124
       Other                                123,448     136,078     107,158
       Eliminations                         (35,786)    (20,132)    (20,349)
                                         ----------- ----------- -----------
          Total                          $1,594,763  $1,509,578  $1,420,933
                                         =========== =========== ===========

    (a) Data processing revenues, for services provided to the banking segment and certain other operating areas by the data processing subsidiary, are eliminated in the consolidated statement of income.

    (b) The primary external source of other non-interest income is fees related to the gift certificate and former money order operations. In 1998 and 1996, other non-interest income also includes a gain on the sale of the money order subsidiary and a gain on the sale of the money order agent base, respectively.


T. SHAREHOLDER RIGHTS PLAN

On February 23, 1998, the Board of Directors of the Company adopted a shareholder rights plan. Pursuant to the Plan, the Board declared a dividend distribution of one right for each outstanding share of the Company's common stock. Under certain conditions, each right entitles the registered holder to purchase from the Company a unit consisting of one-hundredth of a share of Junior Participating Preferred Stock at a purchase price of $75.00 per unit, subject to adjustment. The Company can redeem the rights for $0.01 per right at any time prior to their becoming exercisable. The Rights expire on March 13, 2008, unless earlier redeemed by the Company.

The rights become exercisable upon the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock of the Company or (ii) the tenth business day following the commencement of the tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of common stock of the Company.

After an Acquiring Person acquires 15% or more of the common stock of the Company, (i) each right not owned by an Acquiring Person will become a right to receive, upon exercise, common stock of the Company having a value equal to two times the exercise price of the right; and (ii) all rights that are owned by any Acquiring Person will be null and void.

If the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of the Company's assets or earning power is sold or transferred, each holder of a right shall thereafter have the right to recieve, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

U. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:


In Thousands
                                                          December 31, 1998     December 31, 1997
                                                        -----------------------------------------
                                                        Carrying  Fair        Carrying  Fair
                                                        Amount    Value       Amount    Value
                                                        -----------------------------------------
        Financial assets:
           Cash and short-term investments               $74,644    $74,644    $45,902   $45,902
           Securities                                    469,765    469,780    522,899   523,042
           Loans, net of allowance for loan losses       996,011  1,012,572    881,866   886,708

        Financial liabilities:
           Deposits                                      953,924    958,752    878,829   881,122
           Short-term borrowings                         288,544    288,544    284,500   284,500
           Advances from the Federal Home Loan Bank       74,862     82,361     63,165    62,360
           Gift certificates and money orders
              outstanding                                 95,127     95,127    104,609   104,609
        Off-balance sheet financial instruments
           Interest rate swaps                              ---       1,599       ---          1


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

Deposits--The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

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

Limitations--The fair value estimates are made at a discrete point in time based on relevant market information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

V. CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY


Condensed Balance Sheets

In Thousands
December 31
                                                                          1998          1997
                                                                     --------------------------
     Assets:
     Cash on deposit with bank subsidiary                                $12,857        $2,501
     Investment in bank and thrift subsidiaries                          139,937       124,364
     Investment in other subsidiaries                                     13,422        22,470
     Other assets                                                          1,292         1,874
                                                                     ------------  ------------
         Total assets                                                   $167,508      $155,724
                                                                     ============  ============
     Liabilities and shareholders' equity:
     Other liabilities                                                       $72           $15
     Shareholders' equity                                                167,436       155,709
                                                                     ------------  ------------
         Total liabilities and shareholders' equity                     $167,508      $155,724
                                                                     ============  ============



Condensed Statements of Income

In Thousands
Years Ended December 31
                                                            1998          1997          1996
                                                       ------------  ------------  ------------
     Cash dividends from bank subsidiary                 $   ---          $2,550       $19,300
     Gain on sale of money order subsidiary                  4,588          ---           ---
     Interest income and other income                          892           697           300
     Other expenses                                         (1,159)         (233)         (117)
                                                       ------------  ------------  ------------

     Income before income taxes and equity
       in undistributed earnings of subsidiaries             4,321         3,014        19,483
     Applicable income tax expense                          (1,833)         (167)         (168)
                                                       ------------  ------------  ------------

     Income before equity in undistributed earnings of
       subsidiaries                                          2,488         2,847        19,315

     Equity in undistributed earnings of subsidiaries       17,725        15,068        (4,286)
                                                       ------------  ------------  ------------
     Net income                                            $20,213       $17,915       $15,029
                                                       ============  ============  ============



Condensed Statements of Cash Flows

In Thousands
Years Ended December 31
                                                               1998       1997       1996
                                                            -------------------------------
     Cash flows from operating activities:
     Net income                                              $20,213    $17,915    $15,029
     Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
        Equity in undistributed earnings of subsidiaries     (17,725)   (15,068)     4,286
        Gain on sale of money order subsidiary                (4,588)       ---        ---
     Decrease (increase) in other assets                         780      2,008     (3,077)
     Increase (decrease) in other liabilities                     57         (9)        58
                                                            ---------  ---------  ---------
         Net cash provided by (used in) operating activities  (1,263)     4,846     16,296

     Cash flows from investing activities:
       Investment in subsidiaries                               (125)    (5,000)      (200)
       Proceeds from sale of money order subsidiary           14,630        ---        ---
                                                            ---------  ---------  ---------
        Net cash provided by (used in) investing activities   14,505     (5,000)      (200)
                                                            ---------  ---------  ---------
     Cash flows used in financing activities:
       Dividends paid                                         (8,345)    (7,441)    (6,491)
       Stock options exercised                                   944      2,316        823
                                                            ---------  ---------- ---------
         Net cash used in financing activities                (7,401)    (5,125)    (5,668)
                                                            ---------  ---------  ---------
     Net increase (decrease) in cash and cash equivalents      5,841     (5,279)    10,428
     Cash and cash equivalents at beginning of year            7,016     12,295      1,867
                                                            ---------  ---------  ---------
     Cash and cash equivalents at end of year                $12,857     $7,016    $12,295
                                                            =========  =========  =========
