Form 10-K, Exhibit 13
period 1999-12-31
MID AMERICA BANCORP/KY/
filed 2000-03-27
CIK 711083

Comparative Summary


Dollars In Thousands, Except Per Share Amounts                 1999        1998        1997
                                                           -----------------------------------
AT YEAR END
 Total assets                                              $1,744,706  $1,594,763  $1,509,579
 Total deposits                                               997,899     953,924     878,829
 Loans, net of unearned income                              1,063,949   1,005,021     891,075
 Total shareholders' equity                                   178,548     167,436     155,709

FOR THE YEAR
 Net income                                                   $22,375     $20,213     $17,915
 Cash dividends declared                                        9,072       8,345       7,441

PER SHARE DATA
 Book value                                                    $16.78      $15.86      $14.85
 Market value                                                   28.50       26.34       31.68
 Cash dividends declared                                        0.854       0.792       0.714
 Basic net income                                                2.11        1.92        1.73
 Diluted net income                                              2.08        1.88        1.70

SELECTED RATIOS
 Return on average total assets                                  1.43%       1.40%       1.30%
 Return on average shareholders' equity                         12.97       12.54       12.15
 Efficiency ratio                                               56.74       61.18       61.30
 Cash dividend payout ratio                                     40.47       41.25       41.27
 Average shareholders' equity to average total assets           11.01       11.20       10.73
 Allowance for loan losses to loans, net of unearned income      0.93        0.90        1.03



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

1999 COMPARED TO 1998
     Net income for 1999 was $22.375 million or $2.08 on a diluted per share basis compared with $20.213 million or $1.88 on a diluted per share basis for 1998, an increase of 10.6% on a diluted per share basis.  Basic net income per share was $2.11 in 1999 and
$1.92 in 1998.  Excluding the non-recurring revenue items in 1999 and 1998 discussed below, diluted net income per share reflects an increase of 22.6% for the year ended December 31, 1999 compared with the year ended December 31, 1998.
     Net income for the year ended December 31, 1999 and 1998
includes non-recurring revenue related to the sale of the Company's money order subsidiary and gains on sales of other real estate.
For the year ended December 31, 1999, the Company recognized revenue of $1.8 million related to the discontinuance of a
processing agreement between the Company and the purchaser of the money order subsidiary, and $1.381 million of gains on sales of other real estate.  For the year ended December 31, 1998, a $4.588 million gain on the sale of the money order subsidiary and $1.172 million of gains on sales of other real estate were recognized.
These matters aggregated $0.18 and $0.33 on a diluted per share basis in 1999 and 1998, respectively.
     The table below presents operating results and the previously discussed non-recurring items.
                                          Year Ended December 31
Dollar In Thousands,                                         Change
Except Per Share Amounts           1999      1998        Amount    Percent
                                 -------   -------     ---------  ---------
Net income                       $22,375   $20,213       $2,162      10.7%
Non-recurring items,
  net of taxes                    (1,948)   (3,500)       1,552      44.3
                                 -------   -------     ---------  ---------
Net income excluding
  non-recurring items            $20,427   $16,713       $3,714      22.2%
                                 =======   =======     =========  =========

Diluted net income per share       $2.08     $1.88        $0.20      10.6%
Non-recurring items, net
  of taxes on a diluted
  per share basis                  (0.18)    (0.33)        0.15      45.5
                                 -------   -------     ---------  ---------
Diluted net income per
  share excluding non-
  recurring items                  $1.90     $1.55        $0.35      22.6%
                                 =======   =======     =========  =========

     The principal factors that contributed to the $3.7 million increase in net income, excluding the impact of non-recurring items discussed above, included the following:

        *An increase in net interest income on a tax equivalent basis of $5.3 million or 8.6% in 1999, with the benefit of increased average earning assets of $126 million offsetting the negative impact of lower interest rates.

        *An increase of $2.4 million in the core sources of non-interest income, including trust revenue, deposit service charges, gift certificate fees and bank card fees.

        *A decrease in operating expenses of $1.2 million or 2.5% in 1999. Significant decreases in legal expenses and advertising costs aggregating $2.4 million offset increases in other categories of operating expenses.

     These positive factors were partially offset by an increase in the provision for loan losses. For the year ended December 31, 1999, the provision for loan losses increased $2.479 million from $972,000 in 1998 to $3.451 million in 1999. The increase in the provision for loan losses is primarily attributable to increased losses on the indirect automobile lending portfolio.
     Return on average assets (ROA), return on average stockholders' equity (ROE) and the efficiency ratio were as follows:
                                           Year ended December 31,
                                                1999      1998
ROA                                             1.43%     1.40%
ROE                                            12.97%    12.54%
Efficiency ratio                               56.74%    61.18%

     Excluding the previously discussed non-recurring revenue, ROA would have been 1.30% for the year ended December 31, 1999 and 1.16% for the year ended December 31, 1998. ROE without this non-recurring revenue would have been 11.84% for the year ended December 31, 1999 and 10.37% for the year ended December 31, 1998. The efficiency ratio, without this non-recurring revenue would have been 58.93% and 65.85% for the year ended December 31, 1999 and 1998, respectively.
     The discussion that follows explains in more detail the factors affecting 1999 operating results and changes in financial condition.

NET INTEREST INCOME
     Net interest income is the difference between interest income on earning assets and interest expense incurred for funding sources used to support earning assets. Earning assets include primarily loans and securities. The primary sources used to fund these assets include deposits, purchased and borrowed funds, and capital. In 1999, net interest income on a tax equivalent basis increased $5.3 million or 8.6% to $66.8 million. Net interest income was favorably impacted by the 9.2% increase in average earning assets during 1999. The average prime rate in 1999 was 7.99% compared to 8.36% in 1998. The impact of generally lower market interest rates in 1999 than in 1998 partially offset the benefits of earning asset growth. See "Interest Income and Interest Expense - Volume and Rate Changes For the Years 1999 and 1998 - Tax Equivalent Basis".
     The net interest spread is the difference between the average rate of interest earned on earning assets on a tax equivalent basis and the average rate of interest expensed on interest bearing liabilities. The net yield on earning assets is net interest income on a tax equivalent basis as a percent of the average balance of earning assets. The average yield on earning assets was 7.97% in 1999 compared to 8.31% in 1998, which was accompanied by a decline in the average rate on interest bearing liabilities from 4.71% in 1998 to 4.37% in 1999. The net interest spread was 3.60% in both 1999 and 1998. The net yield on earning assets declined slightly in 1999 to 4.48% compared to 4.52% in 1998. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page 16.
     Average earning assets increased approximately $126 million or 9.2% in 1999 to $1.489 billion. Average loans increased approximately $94 million or 10.1% to $1.019 billion.
Approximately $44 million of the average loan growth related to retail loans, with this growth being attributed to the Company's indirect automobile lending program. Average commercial loans increased $50 million during 1999. There was an increase in the net average of the securities portfolio and short-term investments of approximately $32 million.
     The net growth in average earning assets was supported by a $45 million increase in average interest bearing deposits and a $34 million increase in average non-interest bearing sources of funds, which included gift certificates outstanding, demand deposits, and shareholders' equity. The average level of federal funds purchased and repurchase agreements increased $49 million to $304 million, and continues to be a consistent funding source. Average non-interest bearing deposits, other liabilities and capital were approximately 24% of average assets in both 1999 and 1998.
     The changes in interest income attributable to volume and rate changes are summarized in the table on page 17.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES
     The provision for loan losses was $3.451 million in 1999, an increase of $2.479 million compared to $972,000 in 1998. The adequacy of the allowance for loan losses was determined with consideration given to the level of charge-off experience and non-performing loans, overall economic conditions, the composition of the loan portfolio, and the results of detailed internal loan review procedures. The increase in the provision for loan losses for the year ended December 31, 1999 related primarily to the increased level of charged-off loans and increased level of past due indirect automobile loans. During 1999, the Company had net charge-offs of $2.607 million or 0.26% of average loans, compared to $1.171 million or 0.13% of average loans in 1998. Net loans charged-off related to indirect automobile lending activities were $1.459 million for the year ended December 31, 1999, compared to $211,000 for the year ended December 31, 1998. Net loan charge-offs for 1999 also include $730,000 related to a loss on the sale of a problem commercial loan in the second quarter. Nonperforming loans of $4.7 million at December 31, 1999, were 0.44% of total loans compared to $4.5 million and 0.44% at December 31, 1998.
     The allowance for loan losses is maintained at a level adequate to absorb estimated probable credit losses in the loan portfolio, considering nonperforming loans and overall economic conditions. In evaluating the allowance for loan losses, management considers its evaluation of the risk characteristics of the loan portfolio, including the impact of current economic conditions on the borrowers' ability to repay, past collection and loss experience and such other factors which, in management's judgment, deserve current recognition. The Company's loan review procedures include detailed reviews of loans in excess of $500,000 on an annual basis, and reviews of loans over $50,000 that become 30 days past due. Each loan reviewed is graded and assigned to a risk category and, if necessary, a specific allowance is established. Smaller homogenous loans in the consumer, indirect automobile and real estate mortgage categories, are evaluated as a group considering historical loss experience, the level of delinquent loans, and changes in the risk characteristics of these homogeneous categories of loans. Impaired loans were $4.969 million at December 31, 1999 and specific allowances for $4.2 million of impaired loans aggregated $1.4 million at December 31, 1999. At December 31, 1998, impaired loans were $3.578 million. At December 31, 1999, the allowance for loan losses was 0.93% of loans outstanding and 212% of nonperforming loans, compared to 0.90% of loans outstanding and 202% of nonperforming loans at December 31, 1998.
     During 1999, the commercial and financial loan category increased $48 million or 10.5%. While these loans are generally larger, the Company limits its risk exposure for these, as well as other categories of loans, by following established underwriting practices. The Company's aggregate net loss for this category of loans over the last three years has been approximately $1.8 million. Real estate construction and development loans decreased approximately $2 million since last year, while the underlying loan composition in this category remains diversified between residential and commercial properties. There have been no losses in this category of loans over the last three years. During 1999, the Company continued its participation in the indirect automobile lending market. Indirect automobile loans increased $32 million to $103 million at December 31, 1999. Aggregate net losses on indirect automobile loans since the program started in late 1997 have been $1.7 million. Management has extensively reviewed the Company's 1999 loss experience and related lending practices on indirect automobile loans and at various times during 1999, underwriting guidelines were revised.
     The table below is a summary of the Company's loan loss experience for each of the last three years.


ALLOWANCE FOR LOAN LOSSES

Dollars In Thousands                                  1999        1998        1997
                                               ------------------------------------
Balance, January 1                                  $9,010      $9,209      $9,167
Provision for loan losses                            3,451         972         300
Net loan charge-offs                                (2,607)     (1,171)       (258)

                                               ------------------------------------
Balance, December 31                                $9,854      $9,010      $9,209
                                               ====================================


Average loans                                   $1,019,338    $925,522    $817,262
Loans at year-end                                1,063,949   1,005,021     891,075
Non-performing loans at year-end                     4,652       4,466       2,466
Impaired loans at year-end                           4,969       3,578       1,670
Provision for loan losses to average loans            0.34%       0.11%       0.04%
Net charge-offs to average loans                      0.26        0.13        0.03
Allowance for loan losses to average loans            0.97        0.97        1.13
Allowance for loan losses to year-end loans           0.93        0.90        1.03


NON-INTEREST INCOME
     The core components of non-interest income, after excluding the previous discussed non-recurring items and excluding money order processing fees, aggregated $15.1 million in 1999 and increased $2.4 million or 18.6% over the aggregate of comparable items in 1998. Processing fees for services provided to the purchaser of the money order subsidiary declined $900,000 for the year. These services were phased out by September 30, 1999.
     Service charges on deposit accounts, the largest component of non-interest income, were $6 million in 1999, an increase of 8% over 1998. During 1999, the Company promoted its consumer transaction account product line, and continued its image promotions, causing the retail customer account base to increase, with a resultant favorable movement in local market share. This increase in retail volume and normal fee adjustments contributed to the increase in service charges on deposit accounts.
     Trust income was approximately $2.9 million in 1999, an increase of $433,000 or 18%, compared to 1998. The increase in trust income is attributed to the continuing business expansion activities of the Personal Trust and Investment Group and the increased market value of Trust assets.
     Gift certificate fees were $2.3 million in 1999, an increase of $1.3 million compared to 1998. The Company continued to develop this expanding business through its subsidiary, MidAmerica Gift Certificate Company. The gift certificate subsidiary is a nationwide provider of gift certificates, through an expanding network of 389 mall agents. In 1999, gift certificate volume increased 18% to 7.5 million items. The gift certificate fee increase is attributable to the increased volume, as well as increased service charge revenue on unredeemed items which were initially recognized in the fourth quarter of 1998.
     The aggregate of the remaining components of other non-interest income, excluding the previously discussed non-recurring items and excluding money order processing fees, increased $148,000 in 1999 compared to 1998. Net fees from the Company's debit and credit card products and merchant business increased 31% to $1.7 million in 1999, as the retail card base expanded and the merchant business continued to penetrate the gift certificate subsidiary's mall agent base. ATM fees increased $124,000 to $780,000 in 1999, as higher surcharge rates offset lower non-customer ATM activity. Gains on dispositions of lease residuals declined from $266,000 in 1998 to $61,000 in 1999.

OTHER OPERATING EXPENSES
     Other operating expenses decreased $1.2 million or 2.5% in 1999 compared to 1998. Significant declines in legal and advertising costs were partially offset by the expense increases discussed below. Legal costs declined $1.460 million for the year as discovery efforts in one ongoing litigation matter involving Kentucky Central Life Insurance Company (in Rehabilitation) were concluded in early 1999. Advertising expenses declined $908,000 for the year to $1.3 million. Advertising costs in 1999 moved back to historical levels, after the additional cost of a new image campaign in 1998. Excluding the declines in legal and advertising expenses, the remaining categories of other operating expenses increased $1.1 million or 2.5%.
     Salaries and benefits, the largest component of other operating expenses, increased $410,000 or 1.4% to $28.8 million in 1999. Increases in pension and health insurance costs aggregating $814,000 offset lower salary costs as discussed below, causing the overall increase in salaries and benefits. Pension costs increased $581,000 in 1999, as a result of a reduction in the actuarial discount rate and the $270,000 settlement loss arising from a lump sum payment to settle obligations of the Company's non-qualified excess benefit plan in 1999. Health insurance costs increased $233,000 in 1999 as claims experience increased over the prior year level. Normal salary increases were effective in April 1999. However, lower personnel costs for the Year 2000 project, controlled staffing levels, and lower costs for deferred compensation and certain bonus programs, resulted in a decrease in salary expenses of $313,000. Personnel levels decreased 5.6% to 586 full-time equivalent (FTE) employees at December 31, 1999, with average FTE employees of 611 in 1999 and 622 in 1998.
     Occupancy and furniture and equipment expenses both reflected increases in 1999 compared to 1998. Occupancy expense of $3.2 million increased $205,000 in 1999 primarily as a result of the discontinuance of the subleasing of the former money order subsidiary's location and the expenses related to numerous improvements throughout the branch network. Furniture and equipment expenses of $4.6 million increased $306,000 in 1999 compared to 1998. In 1999, depreciation expense increased primarily as a result of new computer equipment upgraded in connection with the Year 2000 project and the branch platform automation project which was completed and placed in service in early 1999. Management monitors and controls the level of capital expenditures and each significant capital project is subject to rigorous cost/benefit analysis.
     The other expenses category of other operating expenses includes advertising and marketing, operating supplies, legal and professional fees, taxes other than income taxes and other expenses. Excluding the impact of the decline in legal and advertising costs in 1999, previously discussed, the aggregate amount of other operating expenses increased $219,000 or 2.2% in 1999 compared to 1998. Operating supplies expenses of $1.6 million declined 0.2% compared to 1998. The professional fees component of legal and professional fees increased approximately $110,000 in 1999, primarily as a result of contractors and consultants for market and branch studies and Web site development. Other real estate expenses declined $213,000 in 1999 as a result of lower property taxes and other expenses associated with the lower level of property held. There were no significant changes in the remaining components of other operating expenses, which include charitable contributions, bank card processing expenses, ATM processing expenses, dues and subscriptions, postage and similar general business expenses.

INCOME TAXES
     The effective tax rates were 29.4% and 29.8% for 1999 and 1998, respectively. The difference between the statutory and the effective tax rates was principally attributable to tax-exempt interest income on obligations of states and political subdivisions and certain loans. In 1999 and 1998, the Company recognized tax credits of $720,000 and $602,000, related to its investments in low-income housing joint ventures, which also reduce the effective tax rate.

BALANCE SHEET
     Total assets were $1.745 billion at December 31, 1999, compared with $1.595 billion at the end of 1998. Total assets averaged $1.568 billion during 1999, an increase of approximately $129 million, or 9% over 1998. Average earning assets increased approximately $126 million or 9.2% to $1.489 billion in 1999. The year-end asset position is typically higher than average assets due to seasonal customer deposit activity and the seasonal impact of increased gift certificates balances.

SECURITIES
     The Company's securities portfolio includes obligations of the U.S. Government and its agencies, collateralized mortgage obligations, obligations of various states and political subdivisions, corporate debt securities, and equity securities (Federal Reserve Bank and Federal Home Loan Bank stock). At December 31, 1999, securities available for sale totaled approximately $586 million. These securities had net unrealized holding losses during 1999 of approximately $5.1 million that resulted in a decrease in shareholders' equity of approximately $3.3 million, net of income taxes, for the year ended December 31, 1999. Higher market interest rates at December 31, 1999 than a year earlier caused the decline in market value. During 1999, the average securities portfolio increased approximately $58 million to $381 million. During 1999, the Company shifted funds from previous overnight investments, to short-term government agency securities with higher yields, and directed the excess of the growth in deposits and other funding sources in excess of loan demand, to the securities portfolio. The collateralized mortgage obligations in the portfolio aggregated approximately $183 million at December 31, 1999 and have an estimated weighted average life of 2.7 years, based on current market prepayment conditions.
     Securities classified as held to maturity were approximately $4 million at December 31, 1999, and did not have significant unrealized gains or losses.
     The securities portfolio is utilized for pledging requirements on securities sold under agreements to repurchase, and public and fiduciary deposits, and provides liquidity from scheduled maturities.

LOANS
     Total loans, net of unearned income, were $1.064 billion at December 31, 1999, an increase of approximately $59 million or 5.9% compared to December 31, 1998. Average loans increased approximately $94 million or 10.1%, to $1.019 billion in 1999 from $926 million in 1998.
     Commercial and financial, and construction and development loans increased approximately $46 million or 8.6% to $581 million at December 31, 1999, as the Company continues to emphasize lending to businesses in the community. The significant categories of commercial and financial borrowers are religious organizations, financial holding entities, general building contractors, and those requiring permanent financing on commercial real estate. Construction and development loans are principally for the development of residential housing tracts, office buildings and shopping centers.
     Residential real estate mortgage loans were approximately $322 million at December 31, 1999, a decrease of approximately $14 million or 4% from a year ago. The Company has historically emphasized home equity financing which contributes to this concentration in the loan portfolio. Real estate mortgages are principally in the metropolitan Louisville, Kentucky area. This geographic market has not experienced significant inflation or deflation in real estate prices over the past several years.
     Direct consumer loans, excluding residential real estate mortgage loans, decreased approximately $5 million or 7.5% in 1999 to approximately $58 million as competition for retail loans continued to increase. In late 1997, the Company started an indirect automobile lending program. In 1998, this program was significantly expanded to area automobile dealers and at December 31, 1998, the indirect loan portfolio was approximately $71 million. During 1999, the growth of indirect automobile loans continued and the portfolio increased $32 million or 45% to $103 million.
     The Company has no foreign loans and lends principally within the Louisville, Kentucky metropolitan area.


NONPERFORMING ASSETS
     Nonperforming assets include non-accrual loans, loans 90 days or more past due and other real estate held for sale. At December 31, 1999, nonperforming assets totaled $14.434 million compared with $15.824 million at December 31, 1998. Information with respect to nonperforming loans and assets is presented in the table below.



NONPERFORMING ASSETS

Dollars In Thousands
December 31
                                                       1999       1998       1997       1996       1995
                                                     --------   --------   --------   --------   --------
Loans accounted for on a non-accrual basis            $1,551     $1,416     $1,678     $3,424    $14,301
Restructured loans                                       811        --         --         --         --
Loans contractually past due ninety days or more
  as to interest or principal payments                 2,290      3,050        788        925        842
                                                     --------   --------   --------   --------   --------
    Total nonperforming loans                          4,652      4,466      2,466      4,349     15,143
Other real estate held for sale                        9,782     11,358     16,186      9,577      1,085
                                                     --------   --------   --------   --------   --------
    Total nonperforming assets                       $14,434    $15,824    $18,652    $13,926    $16,228
                                                     ========   ========   ========   ========   ========
Nonperforming loans to total loans                      0.44%      0.44%      0.28%      0.54%      2.02%
Nonperforming assets to total assets                    0.83       0.99       1.24       0.98       1.24
Allowance for loan losses to non-performing loans     211.82     201.75     373.44     210.78      61.53


     The accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or generally when a default of interest or principal has existed for 90 days or more, unless the loan is fully secured and in the process of collection.
     Nonperforming loans were approximately $4.7 million at the end of 1999 compared to $4.5 million at December 31, 1998. Of these nonperforming loans at December 31, 1999, $3.6 million are classified as impaired and $2.8 million of these impaired loans have a related allowance for loan losses of $984,000. At December 31, 1999, there were loans of approximately $16.7 million for which payments were current or less than 90 days past due where borrowers are currently experiencing financial difficulties, including $1.4 million of indirect automobile loans classified as impaired with a related allowance for loan losses of $422,000. Management has carefully evaluated its risk, including consideration of underlying collateral values based on current market conditions, with respect to nonperforming and potential problem loans. Significant losses, in excess of the allowance for loan losses related to impaired loans, are not expected from nonperforming or potential problem loans as of December 31, 1999.
     Other real estate held for sale at December 31, 1999, aggregated $9.8 million and was principally comprised of properties acquired in settlement of real estate development loans in 1996, and a completed condominium project acquired in settlement of loans in 1997. The carrying value of the real estate development property has been substantially reduced through sales from the original carrying value of $15.2 million in 1996, to $1.7 million at December 31, 1999. The Company has 15 acres of commercial property remaining. The condominium project which had 35 unsold units at the time of acquisition, now involves 30 completed and readily marketable units and 7.5 acres of adjacent developed land. This riverfront development has a carrying value of $7.4 million, which is supported by the sales value of the units and appraised value of the land. Management has taken recent action to enhance marketing efforts for these condominiums.
     During 1999, other real estate acquired in settlement of loans aggregated $.4 million, and sales of other real estate aggregated $2.4 million, resulting in gains of $1.381 million.


DEPOSITS
     Total deposits increased approximately $44 million to $998 million on December 31, 1999, compared to $954 million on December 31, 1998. Average deposits during 1999 increased approximately $55 million or 6.2% to $945 million. In recent years, the Company has taken several measures to increase its deposit balances: consumer checking products were redesigned, simplified and repriced, commercial cash management services were enhanced and expanded, new higher rate/higher minimum balance transaction and savings account products were developed and product and rate advertising campaigns were consistently used. Average interest bearing deposits for the year increased $45 million or 5.8% from $768 million to $813 million. A significant portion of the increase related to savings products that are priced to be competitive with money market rates. Average noninterest bearing deposits increased approximately 8.6% to $133 million, with growth in both commercial and retail account balances. The average balances of large certificates of deposit and other time deposits, primarily regular certificates of deposit, increased approximately $5 million to $438 million during 1999.

ADVANCES FROM THE FEDERAL HOME LOAN BANK
     FHLB advances decreased to $68 million at the end of 1999, from $75 million at the end of 1998. There were no new term advances during 1999. The Company has historically used this source of fixed rate funds to match its fixed rate mortgage loan products.

GIFT CERTIFICATES OUTSTANDING
     Gift certificates outstanding at December 31, 1999, were $123 million, compared to $95 million at the end of 1998, an increase of 30%. This increase resulted from the 18% increase in items issued in 1999 compared to 1998 and a 10% increase in the average face value of gift certificates issued during 1999. During 1999, the average gift certificate balance increased approximately $13 million or 35% to $52 million. Gift certificates outstanding will continue to be a significant source of non-interest bearing funds for the Company.

SHAREHOLDERS' EQUITY
     Shareholders' equity increased approximately $11 million to $178.5 million at December 31, 1999. Average shareholders' equity increased approximately $11 million to $173 million and was 11% of average total assets for 1999. The Company's primary source of capital is net income, net of dividends paid. Shareholders' equity was impacted by unrealized holding losses on securities available for sale, which decreased shareholders' equity during 1999 by $3.3 million. Shareholders' equity was also increased $1.1 million in 1999 through proceeds and tax benefits from exercised stock options.
     Bank regulators monitor capital adequacy under risk based capital guidelines which place assets and certain off-balance-sheet activities in various categories of risk with varying weights. Also, a minimum leverage ratio, based on shareholders' equity as a percentage of total assets, is required. As of December 31, 1999, the Company's capital ratios exceeded required minimums and placed the Company in the "Well Capitalized" category under applicable banking regulations. Refer to Note M to the consolidated financial statements for regulatory capital information.

YEAR 2000
     At December 31, 1999, the Company had completed all phases of its organization-wide program of preparing its systems for Year 2000 compliance and developing detailed plans to address the possible business exposures related to the Year 2000 issue. The Company's systems operated normally through the century change period and the Company did not experience any significant Year 2000 issues. The Company will continue to monitor system performance at critical dates during the first quarter of 2000.
     During 1999, the Company had reviewed Year 2000 issues with its major business relationships, significant loan and deposit customers, counterparties, intermediaries and vendors with whom it has important financial and operational relationships to access their vulnerability to Year 2000 issues. The Company did not experience any material adverse impact from third-party Year 2000 related systems interruptions during the century change period.
     The Company has incurred internal staff costs as well as consulting, new hardware and software expenses, and other expenses related to its Year 2000 program. A significant portion of these costs are not incremental costs to the Company, but rather represent the redeployment of existing information technology and business unit resources. A summary of costs incurred on the project through December 31, 1999 and estimated future costs is set forth below.

In thousands                 Costs Incurred Through       Estimated
                                December 31, 1999       Future Costs    Total
                             ----------------------     ------------   ------
IT PERSONNEL RESOURCES               $2,002                  $75       $2,077
BUSINESS UNIT PERSONNEL RESOURCES       353                   25          378
EXTERNAL CONTRACTORS / CONSULTANTS      134                   --          134
REPLACEMENT SOFTWARE                    410                   --          410
REPLACEMENT / UPGRADE HARDWARE        1,049                    5        1,054
OTHER COSTS                             107                   10          117
                                     ------                 ----       ------
                                     $4,055                 $115       $4,170
                                     ======                 ====       ======

     Project cost increased $1.067 million during 1999. Portions of the costs relate to capital items that are depreciated over useful lives. Accordingly, the above cost summary is not representative of amounts expensed during 1999. For the year ended December 31, 1999, $1.3 million of the Year 2000 costs were expensed, including $467,000 of depreciation.
     The disclosure contained in this Annual Report is designated as a Year 2000 Readiness Disclosure as that term is used in the Year 2000 Information and Readiness Disclosure Act.

INTEREST RATE SENSITIVITY MANAGEMENT
     The primary objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and net income. Interest rate risk is measured using net interest margin simulation and asset/liability sensitivity analyses.
     Simulation tools serve as the primary means to quantify interest rate exposure. Assumptions regarding the replacement of maturing assets and liabilities are made to simulate the impact of future changes in rates and/or changes in balance sheet composition. The effect of changes in future interest rates on the mix of assets and liabilities may cause actual results to differ from simulated results. Further, the simulation does not contemplate any actions the Company could undertake in response to changes in interest rates. In addition, certain financial instruments provide customers a certain degree of flexibility. For instance, customers have migrated from lower cost deposit products to higher cost products. Also, customers may choose to refinance fixed rate loans when interest rates decrease. While the Company's simulation analysis considers these factors, the extent to which customers utilize the ability to exercise their financial options may cause actual results to differ from the simulation.
     The table below illustrates the simulation analysis of the impact of a 50 or 100 basis point (bp) upward or downward movement in interest rates on net interest income and earnings per share. This analysis was done assuming that interest-earning asset levels at December 31, 1999, adjusted to exclude the seasonally high volume of gift certificates outstanding and corresponding securities, remained constant and that the level of loan fees remains unchanged. The impact of the rate movements was developed by simulating the effect of rates changing immediately from the December 31, 1999 levels and remaining at those levels thereafter for twelve months. There are many factors influencing these results, such as existing asset and liability rates, timing of repricing and the extent to which different assets and liability rates change as general market rates change.
     The results of the December 31, 1999 simulation analysis indicate that the Company has exposure to changing interest rates. As a result of changes in interest rates, diluted earnings per share could be reduced from $0.05 to $0.10, depending on the direction and magnitude of interest rate changes. Management continually evaluates this data and could make adjustments to the asset and liability structure in the future to minimize the actual impact of rate changes.
     The situation involving time deposit costs illustrates the non-symmetrical impact on net interest income of interest rate changes. Interest expense on time deposits in a declining rate environment may not decrease in the same magnitude as the increase in interest expense when rates rise by a similar percentage. Rates on maturing time deposits are currently less than existing time deposit market rates. Accordingly, a decline in market rates may not significantly reduce current interest expense levels on time deposits, while an increase in market rates would increase current interest expense levels.
     The interest rate sensitivity gap table on page 18, shows the repricing characteristics of the Company's interest-earning assets and supporting funds at December 31, 1999. The data is based on contractual repricing or maturities, except for estimated cash flows on collateralized mortgage obligations, and where applicable, management's assumptions as to the estimated repricing characteristics of certain assets and supporting funds. At December 31, 1999, the Company had a liability-sensitive interest rate risk position at the one-year repricing period of $89 million or 5.13% of assets. The December 31, 1999 static interest rate sensitivity gap position differs from the normal position due to seasonal activity near the end of the year. Gift certificates outstanding at December 31, 1999, of $123 million, exceeded the average outstanding amount by $71 million. The cumulative one year liability-sensitive gap averaged $178 million during the July 1999 to November 1999 period and would be approximately $160 million at December 31, 1999, if adjusted for seasonal gift certificate activity. The liability-sensitive position will be reduced during 2000, as $59 million of the Company's interest rate swap contracts mature by August 2000. Generally, a liability-sensitive gap indicates that rising interest rates could negatively affect net interest income, and falling rates could positively affect net interest income. Assets and liabilities with similar contractual repricing characteristics, however, may not reprice to the same degree. As a result, the Company's static interest rate sensitivity gap position does not quantify the impact of changes in general levels of interest rates on net interest income, as does the simulation analysis previously discussed.

Interest Rate Simulation Sensitivity Analysis


                                      Movements in interest rates from
                                          December 31, 1999, rates
----------------------------------------------------------------------
                                          Increase          Decrease
----------------------------------------------------------------------
Simulated impact in the next 12 months
  from December 31, 1999:           +50 bp   +100 b   -50 bp   -100 bp
----------------------------------------------------------------------
Net interest income
  decrease (in 1000s)              ($1,039) ($1,632)   ($862) ($1,215)
Net income per share decrease       ($0.06)  ($0.10)  ($0.05)  ($0.07)


LIQUIDITY MANAGEMENT
     Liquidity management represents the Company's ability to generate cash or otherwise obtain funds at a reasonable price to satisfy commitments to borrowers as well as the demands of depositors. Funds are available from a number of sources, including the securities portfolio, the core deposit and repurchase agreements base, FHLB advances and purchased funds. The Company's short-term investments, which include security maturities and cash flows within one year, are approximately 20% of total assets.
These short-term investments are approximately 73% of non-core liabilities, which consist of securities sold under agreements to repurchase, federal funds purchased, and large certificates of deposit. The Company's net short-term non-core fund dependence, a measure of non-core liabilities, net of short-term investments, supporting loans and the securities portfolio, was approximately 9.7% at December 31, 1999, and averaged 10.5% during 1999. In the opinion of management, the Company's incremental funding sources are sufficient to meet known or reasonably anticipated funding requirements.
     During 1999, financing and operating activities adequately supported the investing activities of the Company. Investing activities, primarily loans to customers, were funded by increased deposits, increased gift certificates outstanding, and operating activities.
     The liquidity of the holding company is impacted primarily by the ability of its principal subsidiary, the Bank, to pay dividends. During 1999, it was not necessary for the Bank to pay dividends to the holding company to support its cash needs. The holding company had cash balances available during 1999, primarily as a result of the receipt of proceeds from the money order processing agreement settlement in 1999 and the sale of the money order subsidiary in 1998, and had approximately $6.7 million of cash and short-term securities available at December 31, 1999. Certain regulatory restrictions limit the amount of dividends the
Bank may pay.   As of January 1, 2000, the Bank could pay dividends
of $39 million without prior regulatory approval. Additional information about these restrictions is contained in Note M to the consolidated financial statements.

1998 COMPARED TO 1997
     Net income for 1998 was $20.213 million or $1.88 on a diluted per share basis compared with $17.915 million or $1.70 on a diluted per share basis for 1997. Basic net income per share was $1.92 in 1998 and $1.73 in 1997. For 1998, ROA was 1.40% and ROE was
12.54%, compared with ROA of 1.30% and ROE of 12.15% in 1997. The efficiency ratio in 1998 was 61.18%, a slight improvement from 61.30% in 1997.
     The principal factors that contributed to the increase in net income in 1998 compared to 1997 included the following:

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

        *An increase in non-interest expenses of $7.5 million in 1998, considering the absence of expenses of the former money order subsidiary from the 1997 expense base. Approximately $3.4 million of the increase is attributed to three matters; incremental expenses associated with the Company's Year 2000 project, costs associated with the Company's new image campaign and legal costs related primarily to intensive discovery efforts in one ongoing litigation matter. Excluding these matters, other operating expenses increased 9.8% in 1998 compared to the adjusted 1997 expense base.

     The discussion that follows explains in more detail the factors affecting 1998 operating results and changes in financial condition.

NET INTEREST INCOME
   In 1998, net interest income on a tax equivalent basis increased $2.184 million or 3.7% to $61.482 million. Net interest income was favorably impacted by the increase in average earning assets and the redeployment of earning assets from maturing securities to loans. The average prime rate in 1998 was 8.36% compared to 8.44% in 1997. The average rate on five year U.S. Treasury securities was 5.15% in 1998 compared to 6.21% in 1997. The impact of generally lower market interest rates in 1998 than in 1997 partially offset the benefits of earning asset growth. A significant result of lower rates was increased premium amortization on collateralized mortgage obligations, which corresponded to accelerated prepayments experienced in the low mortgage rate environment in 1998. See "Interest Income and Interest Expense - Volume and Rate Changes For the Years 1999 and 1998 - Tax Equivalent Basis."
     The average yield on earning assets was 8.31% in 1998 compared to 8.35% in 1997, which was accompanied by a decline in the average rate on interest bearing liabilities from 4.80% in 1997 to 4.71% in 1998. The net interest spread was 3.60% in 1998 compared to 3.55% in 1997. The net yield on earning assets declined slightly in 1998 to 4.52% compared to 4.54% in 1997. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page 16.
     Average earning assets increased approximately $56 million or 4.3% in 1998 to $1.364 billion. Average loans increased approximately $108 million or 13.2% to $926 million. Approximately $47 million of the average loan growth related to retail loans, with the vast majority of this growth being attributed to the Company's indirect automobile lending program. Average commercial loans increased $61 million during 1998, despite substantial pay-offs arising from refinancing activities in 1998's lower fixed rate environment. There was a decrease in the average securities portfolio of approximately $50 million, as proceeds from maturing securities were used to fund loan growth.
     The net growth in average earning assets was supported by a $57 million increase in average interest bearing deposits and a $6 million increase in average non-interest bearing sources of funds, which included gift certificates outstanding, demand deposits, and shareholders' equity. Average advances from the Federal Home Loan Bank (FHLB) increased approximately $5 million, as the addition of $20 million of convertible fixed rate advances exceeded scheduled payments. Repurchase agreements averaged $247 million during 1998. Average non-interest bearing deposits, other liabilities and capital were approximately 24% and 25% of average assets in 1998 and 1997, respectively. The changes in interest income attributable to volume and rate changes are summarized in the table on page 17.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES
     The provision for loan losses was $972,000 in 1998 compared to $300,000 for 1997. During 1998, the Company had net charge-offs of $1.171 million or 0.13% of average loans, compared to $258,000 or 0.03% of average loans in 1997. Non-performing loans of $4.5 million at December 31, 1998, were 0.44% of total loans compared to $2.5 million and 0.28% at December 31, 1997. At December 31, 1998, the allowance for loan losses was 0.90% of loans outstanding and 202% of non-performing loans, compared to 1.03% of loans outstanding and 373% of non-performing loans at December 31, 1997.
     The table on page 6 is a summary of the Company's loan loss experience for each of the last three years.

NON-INTEREST INCOME
     In 1998, the Company completed the sale of its money order subsidiary, MidAmerica Money Order Company, and recognized a gain of $4.6 million. As part of the agreement with the purchaser, the Company was to provide data processing and other services to the purchaser. These processing fees, included in other non-interest income, aggregated $1.3 million and when combined with $2.2 million of expense reductions and income related to investment of the sales proceeds, more than offset the absence of float revenue and $2.2 million of money order fees from 1998.
     Other non-interest income in 1998 also includes gains on sales of other real estate aggregating approximately $1.2 million.
     The remaining core components of non-interest income, after excluding the above matters, aggregated $12.7 million in 1998 and increased $1.8 million or 16% over the aggregate of comparable items in 1997.
     Service charges on deposit accounts, were $5.5 million in 1998, an increase of 9% over 1997. Increased retail volume and normal fee adjustments contributed to the increase in service charges on deposit accounts.
     Trust income was approximately $2.5 million in 1998, an increase of $1.1 million or 81%, compared to 1997. The increase in trust income is primarily attributed to the business expansion activities of the Personal Trust and Investment Group, whose personnel joined the Company near the end of the second quarter of 1997. The Company's securities transfer operation, which generated fees of $168,000 in 1998, was discontinued in the fourth quarter of 1998.
     Gift certificate fees were $952,000 in 1998, a 75% increase compared to 1997. In 1998, gift certificate volume increased 35% to 6.3 million items. The gift certificate fee increase is attributable to the increased volume, as well as service charge revenue on unpaid items.
     The aggregate of the remaining components of other non-interest income was down slightly in 1998 compared to 1997. Net fees from the Company's debit and credit card products and merchant business increased 35% to $1.3 million in 1998, as the retail card base expanded and the merchant business was expanded to the gift certificate subsidiary's mall agent base. ATM fees of $656,000 in 1998, were relatively unchanged from the prior year level. Credit life and A & H insurance premiums and commissions decreased $276,000 or 27% as direct retail loan activity in 1998 declined. A new service in 1998, an investment management service for community banks, generated revenue of $240,000. Operating losses on low-income housing joint ventures increased $373,000 in 1998 to $407,000.

OTHER OPERATING EXPENSES
     Other operating expenses increased $5.3 million in 1998 on a previous year base of $44 million. The 1997 expense base includes approximately $2.2 million of operating expenses related to the former money order subsidiary. Considering the absence of these 1997 expenses, 1998 operating expenses increased approximately $7.5 million. This increase in other operating expenses was significantly impacted by expenses attributed to three matters:
Year 2000, the Company's new image campaign and legal costs. Incremental expenses associated with the Company's Year 2000 project were approximately $1.1 million. Advertising and marketing expenses increased $625,000 in 1998, as the Company supplemented its regular product promotions with the promotion of its new corporate image. Legal expenses increased $1.6 million in 1998 as the Company incurred legal costs for intensive discovery efforts in the ongoing litigation matter involving Kentucky Central Life Insurance Company (in Rehabilitation), the sale of the money order subsidiary and the dispute involving the money order processing agreement. In the aggregate, the above matters contributed $3.4 million to the increased level of other operating expenses. In addition to these expenses, the Company's remaining operating expenses increased $4.1 million or 9.8% in 1998, with a significant portion of the remaining increase attributed to the increased level of salaries and benefits.
     Salaries and benefits, the largest component of other operating expenses, increased $2.6 million to $28.5 million in 1998. Excluding the 1997 salaries and benefits of the former money order subsidiary from the comparison, salaries and benefits increased $3.4 million. Included in the increase are incremental salaries and benefits related to the Year 2000 project of $826,000 and increases in employee benefits, discussed below, of $440,000. The remaining increase was $2.1 million, an increase of 8.6% over the adjusted 1997 base. Approximately one-half of this increase was attributed to annual salary merit increases, effective in April 1998, and increases in certain incentive bonus plans. The remaining portion of the year-to-year comparison was impacted by the mid-year 1997 addition of senior level trust personnel and staff increases primarily for new or growing operating areas, such as the indirect lending function and gift certificate subsidiary. Personnel levels increased with average full-time equivalent employees of 622 in 1998 and 603 in 1997 (19 former money order subsidiary employees are excluded from 1997 for comparability).
     Excluding the impact of a $298,000 settlement loss arising from a lump sum payment to settle obligations of the Company's non-qualified excess benefit plan in 1997, pension costs increased $368,000 in 1998, as a result of a reduction in the actuarial discount rate and an increase in covered compensation. Health insurance costs increased $260,000 in 1998 as claims experience increased over the prior year level.
     Occupancy and furniture and equipment expenses both reflected decreases in 1998 compared to 1997. Occupancy expense of $3.0 million decreased $87,000 in 1998 primarily as a result of subleasing the former money order subsidiary's location in 1998. Furniture and equipment expenses of $4.2 million declined $358,000 in 1998 compared to 1997. Excluding the impact of the former money order subsidiary's depreciation and maintenance in 1997, furniture and equipment expenses in 1998 would have reflected an increase of $419,000 or 10.9%. In 1998, depreciation expense increased as computer equipment was upgraded in connection with the Year 2000 project and the new branch automation system was completed.
     The aggregate amount of other operating expenses increased $3.2 million in 1998 compared to 1997. Excluding other expenses of the former money order subsidiary from 1997, the increase would have been $3.7 million. The previously discussed matters related to Year 2000, Company image and legal costs contribute $2.3 million to this increase in other expenses. Advertising and marketing expenses of $2.2 million increased $625,000 or 40% in 1998 compared to 1997, as the Company continued its level of regular advertising for loan and deposit product promotions, which was supplemented with corporate image promotion subsequent to the unveiling of the Company's new logo and image at the end of the first quarter of 1998. Operating supplies expenses decreased $537,000 in 1998, with $305,000 of the decrease attributed to the absence of the former money order subsidiary's supplies expenses and $185,000 of the decrease attributed to the absence of 1997 expenses associated with forms and logo design for the Company's new image project. The professional fees component of legal and professional fees increased approximately $380,000 in 1998, primarily as a result of contractors and consultants for the Year 2000 project, market and branch studies and Web site development. Bank, property and other taxes decreased $117,000 in 1998, as a result of lower levels of other real estate owned and the absence of $49,000 of such expenses related to the former money order subsidiary. Aside from these issues, other operating expenses increased $1.4 million in 1998 compared to 1997. This increase related to several individually insignificant other expense components.

RECENTLY ISSUED ACCOUNTING STANDARD
     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133) was issued by the Financial Accounting Standards Board in June 1998. During 1999, Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Financial Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" was issued, and the effective date of Statement 133 was delayed one year. Statement 133 standardizes the accounting for derivative instruments and will be effective for the Company January 1, 2001. Statement 133 currently applies to the Company's interest rate swap contracts. Under the standard, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately.
     The Company is in the process of determining the impact that Statement 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption. The Company's swap contracts substantially mature during 2000 and it can not be determined presently whether the Company will have any significant derivative instruments on the date of initial adoption. Depending on asset/liability management issues, market interest rates and other factors, the Company's current interest rate swap positions may be increased or reduced by the time Statement 133 is adopted.

Forward Looking Statements
     The Statements contained in this filing that are not purely historical are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The use of words such as "believes", "estimates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statement. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially from those projected include, among others, customer concentration; cyclicality; changes in interest rates; changes in economic conditions in Louisville, Kentucky and the surrounding region; asset quality and the adequacy of the allowance for loan losses; increased competition from banking and other financial institutions; the valuation of other real estate; dependence on key personnel; and changes in government regulation. Prospective purchasers of the Company's common stock should consult the risk factors listed from time to time in the Company's Reports on Form 10-Q, 8-K, 10-K, and Annual Reports to Shareholders.


INTEREST RATE SENSITIVITY ANALYSIS

Dollars In Thousands                                                                                  Non-interest
December 31, 1999                             0-90       91-180     181-365       1-5        Over 5     Bearing
                                              Days        Days        Days       Years       Years       Funds        Total
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
Assets
  Loans, net                                 $432,238     $35,361     $55,425    $293,510    $236,010      $1,551 $1,054,095
  Securities                                  266,868      18,659      56,470     156,039      92,505                590,541
  Other assets                                                                                            100,070    100,070
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
    Total assets                              699,106      54,020     111,895     449,549     328,515     101,621  1,744,706
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
Sources of Funds
  Deposits:
    Demand deposits                            54,191                                         126,443                180,634
    Savings deposits                          114,541                                          72,906                187,447
    Time deposits                             107,157      95,391     120,411     149,488         651                473,098
  Federal funds purchased and
    securities sold under                     361,758                                                                361,758
  Advances from the Federal Home
    Loan Bank                                   1,677       1,869       3,472      24,285      37,086                 68,389
  Other liabilities and non-interest
    bearing deposits                                                                                      294,832    294,832
  Shareholders' equity                                                                                    178,548    178,548
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
    Total sources of funds                    639,324      97,260     123,883     173,773     237,086     473,380  1,744,706
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
    Asset / liability gap                      59,782     (43,240)    (11,988)    275,776      91,429    (371,759)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    Interest rate swap contracts              (94,000)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    INTEREST SENSITIVITY GAP                  (34,218)    (43,240)    (11,988)    275,776      91,429    (371,759)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    CUMULATIVE INTEREST SENSITIVITY GAP      ($34,218)   ($77,458)   ($89,446)   $186,330    $277,759
                                           =========== =========== =========== =========== ===========
CUMULATIVE INTEREST SENSITIVITY GAP
  AS A PERCENT OF TOTAL ASSETS                  -1.96%      -4.44%      -5.13%      10.68%      15.92%

RATE-SENSITIVE ASSETS TO RATE-
  SENSITIVE LIABILITIES                         0.95X       0.56X       0.90X       2.59X       1.39X



AVERAGE BALANCES AND YIELDS/RATES TAX EQUIVALENT BASIS

Dollars In Thousands                                1999                          1998                          1997
                                        ----------------------------- ----------------------------- -----------------------------
                                        Average              Yields/  Average              Yields/  Average              Yields/
                                        Balance     Interest Rates    Balance     Interest Rates    Balance     Interest Rates
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
EARNING ASSETS:
   Securities:
    U.S. Treasury and
     government agencies                  $141,612   $7,713     5.45%    $72,131   $4,418     6.18%   $130,501   $8,146     6.27%
    States and political
     subdivisions                           53,044    4,404     8.71      54,039    4,385     8.66      49,364    4,086     8.51
    Collateralized mortgage obligations
     and other                             186,105   10,375     5.49     197,021   11,169     5.65     192,927   12,104     6.31
   Federal funds sold                        4,701      236     5.02       9,508      526     5.53      19,261    1,071     5.56
   Securities purchased under
    agreements to resell                    84,371    4,167     4.94     105,310    5,789     5.50      98,342    5,399     5.49
   Loans, net of unearned income         1,019,338   91,880     9.01     925,522   86,758     9.37     817,262   78,169     9.56
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total earning assets               1,489,171  118,775     7.97%  1,363,531  113,045     8.31%  1,307,657  108,975     8.35%
NON-EARNING ASSETS:
   Allowance for loan losses                (9,113)                       (9,150)                       (8,979)
   Cash and due from banks                  32,900                        30,688                        26,010
   Other                                    54,676                        53,719                        49,058
                                        -----------                   -----------                   -----------
      Total assets                      $1,567,634                    $1,438,788                    $1,373,746
                                        ===========                   ===========                   ===========
INTEREST BEARING LIABILITIES:
   Deposits:
    Demand deposits                       $190,115    3,903     2.05%   $194,920    4,858     2.49%   $196,705    5,739     2.92%
    Savings deposits                       184,848    6,710     3.63     140,444    5,136     3.66     105,199    3,525     3.35
    Certificates of deposit
     $100,000 and over                      73,888    3,827     5.18      59,657    3,383     5.67      57,167    3,335     5.83
    Other time deposits                    363,891   19,074     5.24     372,791   21,101     5.66     351,748   19,836     5.64
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing deposits      812,742   33,514     4.12     767,812   34,478     4.49     710,819   32,435     4.56
   Federal funds purchased and
    securities sold under
    agreements to repurchase               304,320   14,175     4.66     255,119   12,744     5.00     258,744   13,159     5.09
   Advances from the Federal Home
    Loan Bank                               72,277    4,293     5.94      71,792    4,341     6.05      66,359    4,083     6.15
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing liabilities 1,189,339   51,982     4.37%  1,094,723   51,563     4.71%  1,035,922   49,677     4.80%

NON-INTEREST BEARING LIABILITIES:
   Demand deposits                         132,513                       121,964                       107,955
   Other                                    73,215                        60,953                        82,440
                                        -----------                   -----------                   -----------
      Total liabilities                  1,395,067                     1,277,640                     1,226,317
SHAREHOLDERS' EQUITY                       172,567                       161,148                       147,429
      Total liabilities and             -----------                   -----------                   -----------
       shareholders' equity             $1,567,634                    $1,438,788                    $1,373,746
                                        ===========                   ===========                   ===========
NET INTEREST INCOME                                 $66,793                       $61,482                       $59,298
                                                    ========                      ========                      ========
NET INTEREST SPREAD                                             3.60%                         3.60%                         3.55%
NET YIELD ON EARNING ASSETS                                     4.48%                         4.52%                         4.54%
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


INTEREST INCOME AND INTEREST EXPENSE
VOLUME AND RATE CHANGES FOR THE YEARS 1999 AND 1998 TAX EQUIVALENT BASIS

In Thousands                           Net Change    Due to      Due to    Net Change    Due to      Due to
                                       1999/1998     Volume       Rate     1998/1997     Volume       Rate
                                      -----------------------------------------------------------------------
Increase (Decrease)
Interest Income:
   Securities                             $2,520      $3,651     ($1,131)    ($4,364)    ($3,162)    ($1,202)
   Federal funds sold                       (290)       (245)        (45)       (545)       (540)         (5)
   Securities purchased under
    agreements to resell                  (1,622)     (1,074)       (548)        390         383           7
   Loans, net of unearned income           5,122       8,549      (3,427)      8,589      10,175      (1,586)
                                      -----------------------------------------------------------------------
      Total interest income                5,730      10,881      (5,151)      4,070       6,856      (2,786)

Interest Expense:
   Deposits:
    Demand deposits                         (955)       (117)       (838)       (881)        (52)       (829)
    Savings deposits                       1,574       1,612         (38)      1,611       1,266         345
    Certificates of deposit
     $100,000 and over                       444         756        (312)         48         143         (95)
    Other time deposits                   (2,027)       (495)     (1,532)      1,265       1,191          74
   Federal funds purchased and
    securities sold under
    agreements to repurchase               1,431       2,335        (904)       (415)       (183)       (232)
   Advances from the Federal Home
    Loan Bank                                (48)         29         (77)        258         330         (72)
                                      -----------------------------------------------------------------------
      Total interest expense                 419       4,120      (3,701)      1,886       2,695        (809)
                                      -----------------------------------------------------------------------
Net Interest Income                       $5,311      $6,761     ($1,450)     $2,184      $4,161     ($1,977)
                                      =======================================================================


The volume/rate variance is allocated to the volume and rate categories based upon the absolute value of volume and rate variances before the allocation.


SUMMARY OF FINANCIAL DATA

In Thousands, Except Per Share Amounts
Years Ended December 31
                                              1999         1998         1997         1996         1995
                                         -----------------------------------------------------------------
Total interest income                        $116,942     $111,255     $107,196     $100,785      $90,595
Total interest expense                         51,982       51,563       49,677       47,979       42,451
                                         -----------------------------------------------------------------
Net interest income                            64,960       59,692       57,519       52,806       48,144
Provision for loan losses                       3,451          972          300          414        6,047
                                         -----------------------------------------------------------------
Net interest income after
  provision for loan losses                    61,509       58,720       57,219       52,392       42,097
Non-interest income                            18,699       19,809       13,173       14,527       11,191
Other operating expenses                       48,507       49,735       44,422       44,577       41,844
                                         -----------------------------------------------------------------
Income before income taxes                     31,701       28,794       25,970       22,342       11,444
Income tax expense                              9,326        8,581        8,055        7,313        3,378
                                         -----------------------------------------------------------------
Net income                                    $22,375      $20,213      $17,915      $15,029       $8,066
                                         =================================================================
Per common share:
  Net income:
     Basic                                      $2.11        $1.92        $1.73        $1.46        $0.80
     Diluted                                     2.08         1.88         1.70         1.46         0.79
  Cash dividends declared                       0.854        0.792        0.714        0.631        0.553



December 31
                                              1999         1998         1997         1996         1995
                                         -----------------------------------------------------------------
Loans, net of unearned income              $1,063,949   $1,005,021     $891,075     $804,182     $748,565
Total assets                                1,744,706    1,594,763    1,509,579    1,420,933    1,313,987
Total deposits                                997,899      953,924      878,829      825,257      784,957
Advances from the Federal Home Loan Bank       68,389       74,862       63,165       69,042       75,109
Total shareholders' equity                    178,548      167,436      155,709      140,638      132,950



QUARTERLY FINANCIAL DATA

In Thousands, Except                  1999                             1998                             1997
Per Share Amounts       --------------------------------------------------------------------------------------------------
                        First   Second  Third   Fourth   First   Second  Third   Fourth   First   Second  Third   Fourth
                        -------------------------------- -------------------------------- --------------------------------
Total interest
  income                $28,241 $28,955 $29,365 $30,381  $28,016 $27,541 $28,021 $27,677  $26,391 $26,620 $26,606 $27,579
Total interest
  expense                12,887  12,929  12,792  13,374   13,293  12,798  12,908  12,564   12,497  12,384  12,162  12,634
Provision for
  loan losses               281   1,470     590   1,110     ---      500    ---      472     ---     ---     ---      300
Net interest income      ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
  after provision for
  loan losses            15,073  14,556  15,983  15,897   14,723  14,243  15,113  14,641   13,894  14,236  14,444  14,645

Non-interest income       4,745   5,509   4,193   4,252    4,317   7,360   3,525   4,587    3,348   3,020   3,236   3,569
Other operating
  expenses               11,833  11,733  12,158  12,783   11,746  12,546  12,436  12,987   10,692  10,586  11,348  11,796

                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Income before
  income taxes            7,985   8,332   8,018   7,366    7,294   9,057   6,202   6,241    6,550   6,670   6,332   6,418
Income taxes              2,367   2,640   2,175   2,144    2,169   2,749   1,792   1,871    2,033   2,065   2,007   1,950
                         ------  ------  ------  ------   ------  ------  ------  ------   ------  ------  ------  ------
Net income               $5,618  $5,692  $5,843  $5,222   $5,125  $6,308  $4,410  $4,370   $4,517  $4,605  $4,325  $4,468
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======
Per common share
 Net income
  Basic                   $0.53   $0.54   $0.55   $0.49    $0.49   $0.60   $0.42   $0.42    $0.44   $0.45   $0.42   $0.43
  Diluted                  0.52    0.53    0.54    0.48     0.48    0.58    0.41    0.41     0.44    0.44    0.41    0.42
                         ======  ======  ======  ======   ======  ======  ======  ======   ======  ======  ======  ======


MARKET FOR MIDAMERICA BANCORP'S STOCK AND
RELATED SECURITY HOLDER MATTERS


MidAmerica Bancorp's common stock is traded on the American Stock Exchange (AMEX) under the symbol MAB. As of December 31, 1999, the total number of registered holders of the Company's common stock was 1002 and the closing price of the Company's common stock was $ 28.50.

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



                                                  Market Price
                                          --------------------------
1999              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter              $ .2135                $27.91       $22.63
2nd Quarter                .2135                 25.79        22.51
3rd Quarter                .2135                 25.12        22.33
4th Quarter                .2135                 34.63        22.69


                                                  Market Price
                                          --------------------------
1998              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter              $ .1980                $31.80       $29.13
2nd Quarter                .1980                 33.01        29.18
3rd Quarter                .1980                 31.55        23.00
4th Quarter                .1980                 28.28        21.60


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

Independent Auditors' Report

The Board of Directors and Shareholders
MidAmerica Bancorp:

We have audited the accompanying consolidated balance sheets of MidAmerica Bancorp and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Bancorp and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/KPMG Peat Marwick LLP


Louisville, Kentucky
January 12, 2000


CONSOLIDATED BALANCE SHEETS

In Thousands, Except Share and Per Share Amounts
December 31
                                                                1999         1998
                                                            -----------  -----------
ASSETS
Cash and due from banks                                        $41,478      $39,644
Securities purchased under agreements to resell                   -          35,000
Securities available for sale, amortized cost
    of $588,427 (1999) and $382,580 (1998)                     586,523      385,767
Securities held to maturity, market value
    of $4,001 (1999) and $84,013 (1998)                          4,018       83,998
Loans, net of unearned income                                1,063,949    1,005,021
Allowance for loan losses                                       (9,854)      (9,010)
                                                            -----------  -----------
  Loans, net                                                 1,054,095      996,011
Premises and equipment                                          21,822       21,854
Other assets                                                    36,770       32,489
                                                            -----------  -----------
    Total assets                                            $1,744,706   $1,594,763
                                                            ===========  ===========
LIABILITIES
Deposits:
  Non-interest bearing                                        $156,720     $165,072
  Interest bearing                                             841,179      788,852
                                                            -----------  -----------
  Total deposits                                               997,899      953,924

Securities sold under agreements to repurchase                 319,368      276,454
Federal funds purchased                                         42,390       12,090
Advances from the Federal Home Loan Bank                        68,389       74,862
Gift certificates outstanding                                  123,354       95,127
Accrued expenses and other liabilities                          14,758       14,870
                                                            -----------  -----------
    Total liabilities                                        1,566,158    1,427,327


SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized-750,000 shares;
   none issued                                                   ----         ----
Common stock, no par value; stated value $2.77 per share;
   authorized-15,000,000 shares; issued and outstanding -
   10,642,873 shares (1999); 10,246,157 shares (1998)           29,515       28,416
Additional paid-in capital                                     133,038      123,905
Retained earnings                                               17,233       13,043
Accumulated other comprehensive income (loss)                   (1,238)       2,072
                                                            -----------  -----------
    Total shareholders' equity                                 178,548      167,436
                                                            -----------  -----------
    Total liabilities and shareholders' equity              $1,744,706   $1,594,763
                                                            ===========  ===========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Per Share Amounts
Years Ended December 31
                                                                  1999         1998         1997
                                                               ----------   ----------   ----------
INTEREST INCOME
Interest and fees on loans                                       $91,587      $86,503      $77,820
Interest and dividends on:
  Taxable securities                                              18,089       15,587       20,249
  Tax exempt securities                                            2,863        2,850        2,656
Interest on federal funds sold                                       236          526        1,072
Interest on securities purchased under agreements to resell        4,167        5,789        5,399
                                                               ----------   ----------   ----------
    Total interest income                                        116,942      111,255      107,196
INTEREST EXPENSE
Interest on deposits                                              33,513       34,478       32,434
Interest on federal funds purchased and
  securities sold under agreements to repurchase                  14,175       12,744       13,160
Interest on Federal Home Loan Bank advances                        4,294        4,341        4,083
                                                               ----------   ----------   ----------
    Total interest expense                                        51,982       51,563       49,677
                                                               ----------   ----------   ----------
NET INTEREST INCOME                                               64,960       59,692       57,519
PROVISION FOR LOAN LOSSES                                          3,451          972          300
                                                               ----------   ----------   ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES               61,509       58,720       57,219
NON-INTEREST INCOME
Income from trust department                                       2,898        2,465        1,363
Service charges on deposit accounts                                5,999        5,541        5,078
Gift certificate and money order fees                              2,298          952        2,709
Securities gains                                                      24           40           59
Gain on sale of money order subsidiary                                --        4,588           --
Other                                                              7,480        6,223        3,964
                                                               ----------   ----------   ----------
    Total non-interest income                                     18,699       19,809       13,173
OTHER OPERATING EXPENSES
Salaries and employee benefits                                    28,857       28,447       25,885
Occupancy expense                                                  3,218        3,013        3,100
Furniture and equipment expenses                                   4,555        4,249        4,607
Other                                                             11,877       14,026       10,830
                                                               ----------   ----------   ----------
    Total other operating expenses                                48,507       49,735       44,422
                                                               ----------   ----------   ----------
INCOME BEFORE INCOME TAXES                                        31,701       28,794       25,970
INCOME TAX EXPENSE                                                 9,326        8,581        8,055
                                                               ----------   ----------   ----------
NET INCOME                                                       $22,375      $20,213      $17,915
                                                               ==========   ==========   ==========

WEIGHTED AVERAGE SHARES OUTSTANDING
     BASIC                                                        10,616       10,521       10,396
     DILUTED                                                      10,769       10,738       10,577
                                                               ==========   ==========   ==========

NET INCOME PER COMMON SHARE
     BASIC                                                         $2.11        $1.92        $1.73
     DILUTED                                                        2.08         1.88         1.70
                                                               ==========   ==========   ==========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In Thousands, Except Share and Per Share Amounts
Years Ended December 31, 1999, 1998 and 1997

                                      Common     Common  Additional                    Other          Total
                                       Stock      Stock     Paid-in   Retained Comprehensive   Shareholders'
                                      Shares     Amount     Capital   Earnings  Income (Loss)        Equity
                                  --------------------------------------------------------------------------
Balance, January 1, 1997           9,425,803    $26,144   $104,932     $8,093        $1,469        $140,638
Net income                                                             17,915                        17,915
Cash dividends declared,                                                    0
  ($0.714 per share)                                                   (7,441)                       (7,441)
Stock dividend declared              287,159        795      7,999     (8,794)                          ---
Stock options exercised,
   including related tax benefits    165,841        460      2,251                                    2,711
Change in accumulated other
   comprehensive income (loss)                                                        1,886           1,886
                                  --------------------------------------------------------------------------
Balance, December 31, 1997         9,878,803     27,399    115,182      9,773         3,355         155,709
Net income                                                             20,213                        20,213
Cash dividends declared,
  ($0.792 per share)                                                   (8,345)                       (8,345)
Stock dividend declared              297,785        824      7,774     (8,598)                          ---
Stock options exercised,
  including related tax benefits      69,569        193        949                                    1,142
Change in accumulated other
   comprehensive income (loss)                                                       (1,283)         (1,283)
                                  --------------------------------------------------------------------------
Balance, December 31, 1998        10,246,157     28,416    123,905     13,043         2,072         167,436
Net income                                                             22,375                        22,375
Cash dividends declared,
  ($0.854 per share)                                                   (9,072)                       (9,072)
Stock dividend declared              309,545        858      8,255     (9,113)                          ---
Stock options exercised,
  including related tax benefits      87,171        241        878                                    1,119
Change in accumulated other
   comprehensive income (loss)                                                       (3,310)         (3,310)
                                  --------------------------------------------------------------------------
Balance, December 31, 1999        10,642,873    $29,515   $133,038    $17,233       ($1,238)       $178,548
                                  ==========================================================================

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands
Years Ended December 31

                                                              1999       1998          1997
                                                         ---------- ---------- -------------
Net Income                                                 $22,375    $20,213       $17,915

Other comprehensive income (loss), net of tax:
   Unrealized gains (losses)
      on securities available for sale:
        Unrealized holding gains (losses) arising
          during the period                                 (3,294)    (1,297)        1,848
        Less reclassification adjustment for
          gains included in net income                         (16)       (26)          (38)
                                                         -----------------------------------
                                                            (3,310)    (1,323)        1,810
   Pension liability adjustment                               ---          40            76
                                                         -----------------------------------
Other comprehensive income (loss)                           (3,310)    (1,283)        1,886
                                                         -----------------------------------
COMPREHENSIVE INCOME                                       $19,065    $18,930       $19,801
                                                         ===================================

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands
Years Ended December 31
                                                                1999          1998         1997
                                                             -----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                      $22,375      $20,213      $17,915
Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation, amortization and accretion, net                   3,539        5,805        4,256
  Provision for loan losses                                       3,451          972          300
  Federal Home Loan Bank stock dividends                         (1,202)      (1,139)      (1,060)
  Securities gains                                                  (24)         (40)         (59)
  Gain on sale of money order subsidiary                           ---        (4,588)         ---
  Gain on sales of other real estate                             (1,381)      (1,172)         (74)
  Deferred taxes                                                    160         (315)         580
  Increase in interest receivable                                (1,897)      (2,222)        (524)
  Decrease (increase) in other assets                            (4,502)      (4,294)         959
  Increase (decrease) in accrued expenses
     and other liabilities                                        1,626         (887)       1,231
                                                             -----------   ----------   ----------
    Net cash provided by operating activities                    22,145       12,333       23,524

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                 (1,176,329)    (197,212)    (212,434)
  Proceeds from maturities of securities available for sale     954,914      206,160       96,250
  Proceeds from sales of securities available for sale           16,275       10,206       45,181
  Purchases of securities held to maturity                         (501)     (83,724)    (106,781)
  Proceeds from maturities of securities held to maturity        80,500       77,500       70,000
  Proceeds from sale of money order subsidiary                     ---         8,134          ---
  Proceeds from sales of premises and equipment                      45          119          257
  Purchases of premises and equipment                            (2,998)      (3,676)      (3,407)
  Proceeds from sales of other real estate                        3,813        8,226        3,570
  Net increase in loans                                         (61,904)    (115,795)     (96,540)
                                                             -----------   ----------   ----------
    Net cash used in investing activities                      (186,185)     (90,062)    (203,904)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                       43,975       75,095       53,572
  Net increase (decrease) in securities sold
    under agreements to repurchase                               42,914       (8,046)      (1,448)
  Net increase (decrease) in federal funds purchased             30,300       12,090       (4,000)
  Advances from the Federal Home Loan Bank                         ---        26,216          ---
  Repayment of advances from the Federal Home Loan Bank          (6,473)     (14,519)      (5,877)
  Increase in gift certificates and money
    orders outstanding                                           28,227       23,036       28,076
  Stock options exercised                                         1,003          944        2,316
  Dividends paid                                                 (9,072)      (8,345)      (7,441)
                                                             -----------   ----------   ----------
    Net cash provided by financing activities                   130,874      106,471       65,198
                                                             -----------   ----------   ----------
Net increase (decrease) in cash and cash equivalents            (33,166)      28,742     (115,182)
Cash and cash equivalents at beginning of year                   74,644       45,902      161,084
                                                             -----------   ----------   ----------
Cash and cash equivalents at end of year                        $41,478      $74,644      $45,902
                                                             ===========   ==========   ==========

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MidAmerica Bancorp is a bank and savings and loan holding
company whose primary subsidiary is Bank of
Louisville (the Bank).  Other subsidiaries
include Bank of Louisville, FSB and MidAmerica Gift
Certificate Company.   The Company is primarily engaged in commercial
and personal banking activities and trust services. Banking activities are conducted predominantly in Jefferson County, Kentucky and surrounding communities.

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

Recently Issued Financial Accounting Standards -- Statement of Financial Accounting Standards No. 133, "Accounting for
Derivative Instruments and Hedging Activities" (Statement 133) was issued by the Financial Accounting Standards Board in June 1998. During 1999, Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activites - Deferral of the Effective Date of FASB Statement No. 133" was issued, and the effective date of Statement 133 was delayed one year.
Statement 133 standardizes the accounting for derivative instruments and will be effective for the Company on January 1, 2001. Statement 133 currently would apply to the Company's interest rate swap contracts. Under the standard, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

B. CASH FLOWS

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and securities purchased under agreements to resell. Certain activities of the Company, such as the acquisition of property in exchange for release of indebtedness, do not result in cash receipts or payments and, therefore, are not presented in the consolidated statements of cash flows.

During 1999, 1998 and 1997, cash paid for income taxes amounted to $9.7 million, $8.4 million and $5.7 million, respectively, and cash paid for interest was $51 million, $53 million and $50 million, respectively. Loans transferred to other assets were $369,000 in 1999, $678,000 in 1998, and $9.4 million in 1997.

C. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

The Company enters into purchases of U.S. Treasury and U.S. government agency securities under agreements to resell such securities. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable on the consolidated balance sheets. The securities are delivered to third-party custodians' accounts designated by the Company under a written custodial agreement that explicitly recognizes the Company's interest in these securities. Securities purchased under agreements to resell averaged
$84 million during 1999 with an average yield of 4.94% and averaged
$105 million during 1998 with an average yield of 5.50%. The maximum month-end balance outstanding during 1999 and 1998 was $235 million and $178 million, respectively.

D. SECURITIES

The amortized cost and market value of securities available for sale follows:


In Thousands                                      December 31, 1999                       December 31, 1998
                                    --------------------------------------- ---------------------------------------
                                    Amortized      Unrealized       Market  Amortized      Unrealized       Market
                                         Cost    Gains    Losses     Value       Cost    Gains    Losses     Value
                                    --------------------------------------- ---------------------------------------
U.S. Treasury and
 U.S. government agencies           $317,316       $63      $273  $317,106  $159,821      $595        $1  $160,415
Collateralized mortgage obligations  184,896       152     2,318   182,730   148,524       675     2,229   146,970
States and political subdivisions     52,448       836       366    52,918    50,609     4,129        --    54,738
Corporate obligations                 13,110         2        --    13,112     4,634        18        --     4,652
Equity securities                     20,657        --        --    20,657    18,992        --        --    18,992
                                    --------------------------------------- ---------------------------------------
                                    $588,427    $1,053    $2,957  $586,523  $382,580    $5,417    $2,230  $385,767
                                    ======================================= =======================================


The amortized cost and market value of securities held to maturity follows:

In Thousands                                    December 31, 1999                       December 31, 1998
                                    --------------------------------------- ---------------------------------------
                                    Amortized      Unrealized       Market  Amortized      Unrealized       Market
                                         Cost    Gains    Losses     Value       Cost    Gains    Losses     Value
                                    --------------------------------------- ---------------------------------------
U.S. Treasury and
 U.S. government agencies             $4,018        $1       $18    $4,001   $83,998       $22        $7   $84,013
                                    ======================================= =======================================

A summary of debt securities at December 31, 1999 based on scheduled maturities is shown in the table below. Actual maturities may differ from scheduled maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. Collateralized mortgage obligations are assigned to maturity categories based on expected cash flows.


In Thousands                                             Securities Available for Sale  Securities Held to Maturity
                                                        ----------------------------- -----------------------------
                                                        Amortized             Market  Amortized             Market
                                                             Cost              Value       Cost              Value
                                                        ----------------------------- -----------------------------
Due within one year                                     $338,672            $338,480    $3,517              $3,503
Due after one year through five years                    157,127             155,538       501                 498
Due after five years through ten years                    30,132              29,502        --                  --
Due after ten years                                       41,839              42,346        --                  --
                                                        ----------------------------- -----------------------------
                                                        $567,770            $565,866    $4,018              $4,001
                                                        ============================= =============================

Gross realized gains and losses on sales of securities available for sale were $24,000, and $0, respectively, in 1999, $40,000, and $0, respectively, in 1998, and $146,000 and $87,000, respectively, in 1997. Securities with a book value of $377,842,000 and $300,559,000 at December 31, 1999 and 1998, respectively, were pledged to secure public and trust deposits, repurchase agreements and for other purposes.

E. LOANS

The composition of loans follows:


In Thousands
December 31
                                                          1999          1998
                                                    ------------  ------------
       Commercial and financial                         $505,963      $457,682
       Real estate - construction and development         75,117        77,349
       Real estate - residential mortgages               321,568       336,365
       Consumer                                           57,972        62,682
       Indirect automobile                               103,329        70,943
                                                    ------------  ------------
                                                      $1,063,949    $1,005,021
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

At December 31, 1999 and 1998, the recorded investment in impaired loans was $4.969 and $3.578 million, respectively. Included in impaired loans at December 31, 1999 is $4.237 million of impaired loans for which the related allowance for loan losses is $1.406 million. Included in impaired loans at December 31, 1998 were $3.022 million of impaired loans for which the related allowance for loan losses was $1.210 million. The average recorded investment in impaired loans during 1999 and 1998 was approximately
$4.603 and $2.448 million, respectively. For the years ended December 31, 1999, 1998 and 1997, the Company recognized interest income on impaired loans of $309,000 , $119,000 and $129,000, respectively, using the cash basis method of income recognition. Interest income of $509,000, $284,000 and $198,000 would have been recognized on impaired loans in 1999, 1998 and 1997, respectively, if these loans were performing under original terms.

F. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses follows:

In Thousands
                                         1999      1998      1997
                                     ------------------------------
      Balance, January 1                $9,010    $9,209    $9,167

      Loans charged-off                 (3,030)   (1,355)     (621)
      Recoveries                           423       184       363
                                     ------------------------------
      Net loans charged-off             (2,607)   (1,171)     (258)

      Provision for loan losses          3,451       972       300
                                     ------------------------------
      Balance, December 31              $9,854    $9,010    $9,209
                                     ==============================


G. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

A summary of premises and equipment follows:

In Thousands
December 31
                                                         1999         1998
                                                      ----------------------
      Land                                              $4,872       $4,872
      Buildings and leasehold improvements              15,307       14,094
      Furniture and equipment                           20,137       19,050
                                                      ----------------------
                                                        40,316       38,016
      Less accumulated depreciation and amortization    18,494       16,162
                                                      ----------------------
                                                       $21,822      $21,854
                                                      ======================


At December 31, 1999, the Company was obligated under long-term operating leases covering various premises and equipment. The Company's main office and most branch office lease agreements contain renewal options.

Rental expense was $1,164,000, $1,059,000 and $1,145,000 for 1999,
1998 and 1997, respectively.

Minimum rental commitments under noncancelable leases in future years are as follows:

In Thousands
Year Ending December 31

      2000                                     $1,189
      2001                                      1,140
      2002                                      1,137
      2003                                      1,089
      2004                                        919
      Thereafter                                3,124
      ================================================

H. INCOME TAXES

The provision for income taxes consists of the following:


In Thousands
Years ended December 31
                                                                     1999     1998     1997
                                                                  ---------------------------
         Income taxes applicable to operations:
         Current:
           Federal                                                  $8,830   $8,313   $7,196
           State                                                       336      583      279
                                                                  ---------------------------
                                                                     9,166    8,896    7,475

         Deferred                                                      160     (315)     580
                                                                  ---------------------------
         Total applicable to operations                              9,326    8,581    8,055

         Charged (credited) to components of shareholders' equity:
           Net unrealized securities gains (losses)                 (1,782)    (713)     976
           Stock options exercised                                    (116)    (198)    (395)
           Pension liability adjustment                               -          21       41
                                                                  ---------------------------
         Total income taxes                                         $7,428   $7,691   $8,677
                                                                  ===========================


The provision for income taxes in the consolidated statements of income is reconciled to the federal statutory rate as follows:


                                                                     1999     1998     1997
                                                                  ---------------------------
         Tax at federal statutory rate                                35.0%    35.0%    35.0%
         Tax exempt interest income                                   (3.8)    (4.0)    (4.5)
         Non-deductible expenses                                       0.7      0.6      0.6
         Other, net                                                   (2.5)    (1.8)    (0.1)
                                                                  ---------------------------
                                                                      29.4%    29.8%    31.0%
                                                                  ===========================


The principal types of basis differences between assets and liabilities for financial reporting and tax return purposes which give rise to deferred taxes relate to the following:


In Thousands
December 31
                                                                             1999     1998
                                                                           ------------------
         Deferred tax assets:
            Allowance for loan losses                                        $3,457   $3,161
            Deferred compensation                                               428      383
            Mark-to-market adjustments related to securities                    649     -
            Pension                                                             652      509
            Other                                                               992      860
                                                                           ------------------
           Total deferred tax assets                                          6,178    4,913
                                                                           ------------------

         Deferred tax liabilities:
            Lease accounting                                                  1,952    1,739
            Depreciation                                                        970      983
            Mark-to-market adjustments related to securities                   -       1,004
            Federal Home Loan Bank stock dividends                            2,286    1,866
            Other                                                               543      387
                                                                           ------------------
           Total deferred tax liabilities                                     5,751    5,979
                                                                           ------------------
         Net deferred tax asset (liability)                                    $427  ($1,066)
                                                                           ==================

Based upon historical and projected levels of taxable income, management believes it is more likely than not that the Company will realize the income tax benefits of its deductible temporary differences. Accordingly, no valuation allowance for deferred tax assets was recorded at December 31, 1999 and 1998.

Income taxes are net of low income housing tax credits recognized of $720,000 in 1999, $602,000 in 1998 and $69,000 in 1997.

I. DEPOSITS

A summary of deposits follows:

In thousands
December 31
                                                        1999       1998
                                                        ---------  ---------
Interest bearing demand deposits                        $180,634   $194,849
Savings deposits                                         163,589    145,021
Time and savings deposits $100,000 and over              130,445     92,908
All other time deposits                                  366,511    356,074
                                                        ---------  ---------
     Total interest bearing deposits                     841,179    788,852
Non-interest bearing deposits                            156,720    165,072
                                                        ---------  ---------
     Total deposits                                      997,899    953,924
                                                        =========  =========

Maturities of certificates of deposits at December 31, 1999, were $322 million less than one year, $150 million
1 - 5 years and $1 million over 5 years.

J.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company enters into sales of securities under agreements to repurchase which are treated as financings. The obligation to repurchase securities sold is reflected as a liability and the assets underlying the agreements remain in the respective securities account. Information concerning securities sold under agreements to repurchase is summarized as follows:


                                                December 31, 1999                                 December 31, 1998
Dollars In Thousands            ------------------------------------------------  -------------------------------------------------
                                        Asset Sold         Repurchase Liability           Asset Sold          Repurchase Liability
                                ------------------------- ----------------------  -------------------------  ----------------------
                                                                       Weighted                                           Weighted
                                                                        Average                                            Average
                                  Carrying      Market                 Interest     Carrying      Market                  Interest
Maturity/Type of Asset             Amount       Value        Amount      Rate        Amount       Value         Amount      Rate
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
Overnight to 30 Days
  U.S. Treasury and
  government agencies              $313,402     $315,074     $311,531      4.48%     $269,401     $270,930      $268,239      4.45%

Over 90 Days
  U.S. Treasury and
  government agencies                 8,517        8,515        7,837      5.40%        8,975        9,053         8,215      5.50%
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
                                   $321,919     $323,589     $319,368      4.50%     $278,376     $279,983      $276,454      4.48%
                                ============ ============ ============ =========  ============ ============  ============ =========

                                                  1999         1998
                                             ------------ ------------
Average balance during the year                 $267,805     $246,585

Average interest rate during the year               4.60%        4.99%

Maximum month-end balance during the year       $325,404     $330,308

K. ADVANCES FROM THE FEDERAL HOME LOAN BANK AND YEAR 2000 CREDIT FACILITY

The Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and, accordingly, is eligible to borrow from the FHLB. The Bank pledges certain first mortgage loans as collateral for these advances. The aggregate balance in these mortgages must equal 150% of the advances outstanding. At December 31, 1999, the Company's eligible collateral provided a borrowing limit of approximately $104 million. Certain information with respect to outstanding advances from the FHLB is summarized below:


Dollars In Thousands

                                                     Weighted
                                                     Average
                                                     Interest
         Year of Maturity                 Amount       Rate
         --------------------------------------------------------
         2000                                 $174        5.77 %
         2002 - 2007                        21,195        5.81
         2008 - 2012                        43,038        5.91
         2013 - 2014                         3,982        7.10
                                       ------------ -----------
                                           $68,389        5.95 %
                                       ============ ===========


Scheduled principal repayments on advances from the FHLB are $7,018,000, $7,255,000, $7,402,000, $5,880,000, and $3,748,000 for 2000 through 2004, respectively, and $37,086,000 thereafter.

In 1999, the Bank participated in the Federal Reserve Bank's special lending program to accommodate liquidity needs during the century date change period. The credit facility is available until April 7, 2000. There were no amounts borrowed under this credit facility during 1999. The Bank has granted the Federal Reserve Bank of St. Louis a security interest in certain loans aggregating $331 million, which provide a borrowing base of approximately $282 million.

L. EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its employees. The Company also sponsors an unfunded non-qualified excess benefit plan covering certain executive officers.

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets:


In Thousands
December 31
                                                                                              1999       1998
                                                                                         ----------------------
       Change in benefit obligation:
          Benefit obligation at beginning of year                                           $14,727    $11,977
          Service cost                                                                        1,089        912
          Interest cost                                                                       1,022        900
          Actuarial (gain) loss                                                              (1,994)     1,686
          Benefits paid                                                                      (1,239)      (748)
          Settlement                                                                            133          --
                                                                                         ----------------------

          Benefit obligation at end of year                                                  13,738     14,727
                                                                                         ----------------------

       Change in plan assets:
          Fair value of plan assets at beginning of year                                     10,689     10,012
          Actual return on plan assets                                                          378        807
          Company contributions                                                               1,232        618
          Benefits paid                                                                      (1,239)      (748)
                                                                                         ----------------------
          Fair value of plan assets at end of year                                           11,060     10,689
                                                                                         ----------------------

       Funded status                                                                         (2,678)    (4,038)
       Unrecognized actuarial loss                                                            1,031      2,960
       Unrecognized prior service cost                                                           84        100
       Unrecognized net asset at transition                                                    (295)      (476)
                                                                                         ----------------------
       Accrued pension cost                                                                 ($1,858)   ($1,454)
                                                                                         ======================
       Weighted average assumptions as of December 31:
          Discount rate                                                                        7.75%      6.75%
          Expected return on plan assets                                                       7.00%      7.00%
          Rate of compensation increase                                                        4.25%      4.25%

Net pension expense for 1999, 1998, and 1997 included the following components:

In Thousands
Years ended December 31
                                                                                   1999       1998       1997
                                                                              ---------------------------------
       Service cost-benefits earned during the period                             (1,089)      (912)      (696)
       Interest cost on projected benefit obligation                              (1,022)      (900)      (896)
       Expected return on plan assets                                                738        694        745
       Amortization of prior service cost, transition asset, and
         actuarial loss                                                                7         63        153
                                                                              ---------------------------------
       Net pension expense                                                        (1,366)    (1,055)      (694)
                                                                              =================================

The projected benefit obligation and accumulated benefit obligation for the unfunded non-qualified excess benefit plan were $1,195,000 and $665,000, as of December 31, 1999, respectively and $1,098,000 and $540,000, respectively as of December 31, 1998.

In 1999 and 1997, a portion of the unfunded plan's obligations were settled by lump sum payments of $487,000 and $1.1 million, respectively resulting in the recognition of settlement losses of $270,000 and $298,000, respectively.

The Company does not have a significant commitment to pay post-retirement or post-employment benefits other than pension benefits.

The Company also offers a defined contribution employee stock ownership plan. The Company's contributions to this plan were $566,000, $652,000, and $585,000 for 1999, 1998, and 1997, respectively.

The Company has incentive stock option plans under which shares of common stock have been reserved for the granting of stock options to certain key
employees of the Company.   The Company applies APB Opinion No.25 and
related Interpretations in accounting for these plans. No compensation expense has been recognized for these fixed stock option plans. Had compensation cost for the Company's stock options granted in 1999, 1998 and 1997 been determined under the fair value approach described in FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


In Thousands, Except Per Share Amounts
Years ended December 31
                                                             1999       1998       1997
                                                        ---------------------------------
       Net income                 As Reported              $22,375    $20,213    $17,915
                                  Pro forma                 21,908     19,899     17,841

       Basic net income           As Reported                $2.11      $1.92      $1.73
         per share                Pro forma                   2.06       1.89       1.72

       Diluted net                As Reported                $2.08      $1.88      $1.70
         income per share         Pro forma                   2.03       1.85       1.69


The fair values of the option grants are estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yields of 3.42%, 2.56% and 3.63%; expected volatility of 23%, 21% and 16%; risk-free interest rates of 4.73%, 5.59% and 6.64%; and expected lives of 6.11, 6.50 and 6.50 years.

The plans provide that the option price shall not be less than the fair market value of the stock at the effective date the options are granted, and that the term of the options shall not be more than ten years from the date of the grant. Options are exercisable ratably over a four year period. Options granted under the plans prior to 1997 were exercisable one year after the date of the grant. Shares available for future grants were 635,032 at December
31, 1999.

A summary of the status of the Company's incentive stock option plans as of December 31, 1999, 1998, and 1997 and changes during the years ended on those dates is presented below:


                                                      1999                  1998                  1997
                                             ---------- ---------- ---------- ---------- ---------- ----------
                                                         Weighted              Weighted              Weighted
                                                          Average               Average               Average
                                                Shares     Price      Shares     Price      Shares     Price
                                             ------------------------------------------------------------------
       Outstanding at January 1                 824,823   $18.35      707,206   $14.45      770,205   $13.38
         Granted                                188,622    25.27      205,422    30.42      127,783    18.94
         Expired                                (22,933)   27.60       (9,995)   23.37       (5,247)   14.52
         Exercised                             (110,573)   13.75      (77,810)   13.76     (185,535)   13.11
       Outstanding at December 31            -----------           -----------           -----------
                                                879,939   $20.18      824,823   $18.35      707,206   $14.45
                                             ===========           ===========           ===========

       Exercisable at December 31               508,872               532,841               579,423
                                             ===========           ===========           ===========
       Weighted-average fair value
         of options granted                       $5.20                 $7.47                 $3.59
                                             ===========           ===========           ===========


The following table summarizes information about incentive stock options outstanding at December 31, 1999:


                              Options Outstanding                   Options Exercisable
                       ---------------------------------           ----------------------
                                   Weighted-  Weighted-                        Weighted-
         Range of                   Average    Average                          Average
         Exercise                  Remaining  Exercise                         Exercise
          Prices          Shares     Life      Price                  Shares    Price
     - --------------  ---------------------------------           ----------------------
     $  9.53 to 15.00     266,700   3.3 years    $12.50               266,700     $12.50
       15.01 to 20.00     231,759   5.4 years     16.73               185,065      16.22
       20.01 to 25.00     174,519   8.4 years     24.67                 6,555      20.60
       25.01 to 33.04     206,961   7.1 years     30.16                50,552      30.63
                       -----------                                 -----------
     $  9.53 to 33.04     879,939   5.8 years    $20.18               508,872     $15.75
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

The Company has a Non-employee Directors Deferred Compensation Plan that entitles directors to elect to defer director fees into a participant account that includes a deferred stock or cash account. Under the terms of the plan at December 31, 1999, 28,188 shares of common stock of the Company have been accumulated in participant accounts for future issuance. The accumulated liability recorded to cover the issuance of these shares was approximately $589,000 at December 31, 1999. The Company has reserved 83,581 shares of common stock for issuance under the plan.

M. REGULATORY RESTRICTIONS ON DIVIDENDS AND CASH AND OTHER REGULATORY MATTERS

Under the Federal Reserve Act, prior approval of the Federal banking authorities is required if dividends declared by the Company's banking subsidiary in any year exceed its net profits for that year, as defined, combined with retained net profits, as defined, for the two preceding years. As of January 1, 2000, the aggregate amount of retained earnings available for distribution to the Company by subsidiaries without prior approval was approximately $39 million. In addition to restrictions on the payment of dividends, the Federal Reserve and the Commonwealth of Kentucky place certain cash reserve requirements on deposits. The reserve requirements, which were $13.8 million at December 31, 1999, are met by holding a percentage of deposits in vault cash or maintaining a balance directly with the Federal Reserve. The Company was in compliance with all cash reserve requirements at December 31, 1999.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table.

Dollars In Thousands                                                   To Be Well
                                                                   Capitalized Under
                                                  For Capital      Prompt Corrective
                                  Actual       Adequacy Purposes   Action Provisions
                            ------------------ ------------------  ------------------
                              Amount    Ratio    Amount    Ratio     Amount    Ratio
                            ---------- ------- ---------- -------  ---------- -------
As of December 31, 1999:

   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $189,640    15.2%   $99,775   > 8.0 %  $124,719   >10.0 %
      Bank                   $163,355    13.5%   $96,725   > 8.0 %  $120,906   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $179,786    14.4%   $49,888   > 4.0 %   $74,831   > 6.0 %
      Bank                   $153,546    12.7%   $48,362   > 4.0 %   $72,544   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $179,786    11.5%   $62,705   > 4.0 %   $78,382   > 5.0 %
      Bank                   $153,546    10.2%   $59,977   > 4.0 %   $74,971   > 5.0 %

As of December 31, 1998:

   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $174,374    15.0%   $92,883   > 8.0 %  $116,104   >10.0 %
      Bank                   $144,624    12.7%   $90,883   > 8.0 %  $113,603   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $165,364    14.2%   $46,442   > 4.0 %   $69,662   > 6.0 %
      Bank                   $135,667    11.9%   $45,441   > 4.0 %   $68,162   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $165,364    11.5%   $57,552   > 4.0 %   $71,939   > 5.0 %
      Bank                   $135,667     9.6%   $56,718   > 4.0 %   $70,898   > 5.0 %


N. NET INCOME PER SHARE AND COMMON STOCK DIVIDENDS

The following are the numerators and denominators for the basic and diluted net income per share computations:


In Thousands, Except Per Share Amounts
                                   1999                                 1998                                 1997
                    ----------------------------------   ----------------------------------   ----------------------------------
                    Net Income    Shares     Per Share   Net Income    Shares     Per Share   Net Income    Shares     Per Share
                    (Numerator) (Denominator)  Amount    (Numerator) (Denominator)  Amount    (Numerator) (Denominator)  Amount

Basic EPS            $22,375      10,616        $2.11     $20,213      10,521        $1.92     $17,915      10,396        $1.73
                                             =========                            =========                            =========

Effect of dilutive
  stock options          ---         153                      ---         217                      ---         181
                    ---------   ---------                ---------   ---------                ---------   ---------

Diluted EPS          $22,375      10,769        $2.08     $20,213      10,738        $1.88     $17,915      10,577        $1.70
                    =========   =========    =========   =========   =========    =========   =========   =========    =========


The following table sets forth the Company's stock dividends to common shareholders:


Declaration                     Record                   Payable                  Stock Dividend
Date                            Date                     Date                     Percentage
----------                      ----------               ----------               ----------
November 15, 1999               December 3, 1999         December 17, 1999             3.0
November 16, 1998               December 2, 1998         December 18, 1998             3.0
November 17, 1997               December 1, 1997         December 12, 1997             3.0



Per share information in the consolidated financial statements reflects the adjusted number of shares resulting from these stock dividends.

O. COMMITMENTS AND CONTINGENCIES

In the normal course of business, in order to meet the financing needs of customers, the Company has outstanding commitments and contingent liabilities. At December 31, 1999, the Company had $336 million of commitments to extend credit (of which $132 million relates to floating rate home equity lines of credit), which are not reflected in the consolidated financial statements.
The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

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

Standby letters of credit and financial guarantees written, aggregating $20.9 million at December 31, 1999, are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.

At December 31, 1999, there were various pending legal actions in which claims for damages were asserted. In one such matter, the Bank is a defendant named in a lawsuit filed on December 10, 1993, by Kentucky Central Life Insurance Company (in Rehabilitation) involving certain real estate loans. Management, after discussion with legal counsel concerning the adequacy of the Company's defenses, believes that this and other legal actions will not have a material adverse effect upon the financial condition or results of operations of the Bank or the Company.

P. OTHER NON-INTEREST INCOME AND OPERATING EXPENSES

Significant components of other non-interest income and other operating expenses are set forth below:


In Thousands
Years Ended December 31
                                                1999        1998        1997
                                            -----------------------------------
     Other non-interest income:
     Gain on sale of other real estate          $1,381      $1,172         $74
     Merchant and bank card fees                 1,729       1,317         977
     Settlement of money order processing
      agreement                                  1,800       ---         ---
     Money order processing fees                   402       1,302       ---
     Other                                       2,168       2,432       2,913
                                            ----------- ----------- -----------
                                                $7,480      $6,223      $3,964
                                            =========== =========== ===========


                                                1999        1998        1997
                                            -----------------------------------
     Other operating expenses:
     Advertising and marketing                  $1,279      $2,187      $1,562
     Operating supplies                          1,580       1,584       2,121
     Legal and professional fees                 2,013       3,363       1,610
     Taxes-Bank, property and other              1,538       1,500       1,741
     Other                                       5,467       5,392       3,796
                                            ----------- ----------- -----------
                                               $11,877     $14,026     $10,830
                                            =========== =========== ===========


Q. RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and principal holders of the Company's common stock and associates of such persons are presented below:


In Thousands
         Balance, January 1, 1999                        $17,883
         New loans and advances on lines of credit         8,028
         Repayments                                       (5,180)
                                                        ---------
         Balance, December 31, 1999                      $20,852
                                                        =========


The above transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other customers in the ordinary course of business.

R. FINANCIAL INSTRUMENTS - INTEREST RATE SWAP CONTRACTS

The Company manages its exposure to market risk, in part, by using interest rate swap contracts to modify the existing interest rate characteristics of its floating rate loan portfolio.
The notional amount of the interest rate swap contracts represents only an agreed-upon amount on which calculations of interest payments to be exchanged are based, and is significantly greater than the amount at risk. Credit risk is measured as the cost of replacing, at current market rates, contracts in an unrealized gain position. Although the Company is exposed to credit-related losses in the event of nonperformance by the counterparty, based on management's assessment, as of December 31, 1999, the counterparty was expected to meet its obligations. In addition, the Company deals exclusively with counterparties with high credit ratings, enters into bilateral collateral arrangements and arranges master netting agreements. These agreements include legal rights of setoff that provide for the net settlement of the subject contracts with the same counterparty in the event of default.

At December 31, 1999, the Company had entered into interest rate swap contracts with notional amounts totaling $94 million, with a weighted average maturity of .76 years. Under these contracts the Company receives or pays the difference between the floating prime rate and fixed rates stated in the contracts.
At December 31, 1999, the floating prime rate to be paid by the Company was 8.50% and the weighted average fixed rate to be received by the Company was 8.60%. At December 31, 1998 the
Company had interest rate swap contracts of $114 million, with a weighted average fixed rate to be received by the Company of 8.60%. Interest rate swap contracts increased net interest income by $688,000 in 1999, $264,000 in 1998 and $176,000 in 1997. At
December 31, 1999 and 1998, the aggregate fair value of interest rate swap contracts, determined through market quotes, was approximately ($.3)million and $1.6 million, respectively.

S. DISCLOSURES ABOUT SEGMENTS

The Company, through the branch network of its subsidiary banks, provides a broad range of financial services to individuals and businesses in and around Jefferson County, Kentucky. These services include demand, time and savings deposits; lending and lease financing; credit cards; ATMs;
cash management; and trust services. While the Company's chief decision makers monitor the revenue streams of the various banking products and services, operations are managed and financial performance is evaluated on a bank-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment. The gift certificate subsidiary which commenced operations November 1, 1997, is reported as a seperate business segment. The other catagory includes the aggregate of other activites, which individually are not significant. These activities include a captive data processing subsidiary, an insurance subsidiary that sells insurance products on loans made by the banks, and subsidiaries holding foreclosed real estate.

The measurement of the performance of the business segments is based on the management stucture of the Company and is not necessarily comparable with similar information for any other financial institution. The information presented is also not necessarily indicative of the segments' financial condition and results of operations if they were independent entities.

Selected financial information by business segment for 1999, 1998 and 1997 follows:


In thousands
                                             1999        1998        1997
                                         ----------- ----------- -----------
    Net interest income
       Banking                              $61,369     $56,310     $53,250
       Gift certificate subsidiary            2,824       2,236         366
       Other                                    767       1,146       3,903
                                         ----------- ----------- -----------
          Total                             $64,960     $59,692     $57,519
                                         =========== =========== ===========

    Non-interest income
       Banking                              $14,747     $13,952     $10,775
       Gift certificate subsidiary            2,323       1,155         240
       Other (a)(b)                           9,095      11,134       8,092
       Eliminations (a)                      (7,466)     (6,432)     (5,934)
                                         ----------- ----------- -----------
          Total                             $18,699     $19,809     $13,173
                                         =========== =========== ===========

    Net income
       Banking                              $19,324     $16,857     $16,350
       Gift certificate subsidiary            1,829         943         107
       Other                                  1,222       2,413       1,458
                                         ----------- ----------- -----------
          Total                             $22,375     $20,213     $17,915
                                         =========== =========== ===========

    Assets
       Banking                           $1,609,700  $1,507,101  $1,393,632
       Gift certificate subsidiary          131,179     101,568      77,462
       Other                                 16,334      21,880      58,616
       Eliminations                         (12,507)    (35,786)    (20,132)
                                         ----------- ----------- -----------
          Total                          $1,744,706  $1,594,763  $1,509,578
                                         =========== =========== ===========

    (a) Data processing revenues, for services provided to the banking segment and certain other operating areas by the data processing subsidiary, are eliminated in the consolidated statement of income.

    (b) In 1999 and 1998, other non-interest income includes the settlement of the money order processing agreement and a gain on the sale of the money order subsidiary, respectively.


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

U. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:


In Thousands
                                                          December 31, 1999      December 31, 1998
                                                        --------------------------------------------
                                                         Carrying     Fair      Carrying     Fair
                                                          Amount      Value      Amount      Value
                                                        --------------------------------------------
        Financial assets:
           Cash and short-term investments                $41,478    $41,478     $74,644    $74,644
           Securities                                     590,541    590,524     469,765    469,780
           Loans, net of allowance for loan losses      1,054,095  1,045,375     996,011  1,012,572

        Financial liabilities:
           Deposits                                       997,899    996,166     953,924    958,752
           Short-term borrowings                          361,758    361,758     288,544    288,544
           Advances from the Federal Home Loan Bank        68,389     66,029      74,862     82,361
           Gift certificates outstanding                  123,354    123,354      95,127     95,127
        Off-balance sheet financial instruments
           Interest rate swaps                               ---        (311)       ---       1,599


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

V. CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY


Condensed Balance Sheets

In Thousands
December 31
                                                                          1999          1998
                                                                     --------------------------
     Assets:
     Cash on deposit with bank subsidiary                                   $722        $2,501
     Securities available for sale                                         5,998          ---
     Investment in bank and thrift subsidiaries                          155,967       139,937
     Investment in other subsidiaries                                     15,858        13,422
     Other assets                                                             53         1,292
                                                                     ------------  ------------
         Total assets                                                   $178,598      $167,508
                                                                     ============  ============
     Liabilities and shareholders' equity:
     Other liabilities                                                       $50           $72
     Shareholders' equity                                                178,548       167,436
                                                                     ------------  ------------
         Total liabilities and shareholders' equity                     $178,598      $167,508
                                                                     ============  ============



Condensed Statements of Income

In Thousands
Years Ended December 31
                                                            1999          1998          1997
                                                       ------------  ------------  ------------
     Cash dividends from bank subsidiary                 $   ---       $   ---          $2,550
     Gain on sale of money order subsidiary                  ---           4,588          ---
     Settlement of money order processing agreement          1,800         ---            ---
     Interest income and other income                          516           892           697
     Other expenses                                           (809)       (1,159)         (233)
                                                       ------------  ------------  ------------

     Income before income taxes and equity
       in undistributed earnings of subsidiaries             1,507         4,321         3,014
     Applicable income tax expense                            (658)       (1,833)         (167)
                                                       ------------  ------------  ------------

     Income before equity in undistributed earnings of
       subsidiaries                                            849         2,488         2,847

     Equity in undistributed earnings of subsidiaries       21,526        17,725        15,068
                                                       ------------  ------------  ------------
     Net income                                            $22,375       $20,213       $17,915
                                                       ============  ============  ============



Condensed Statements of Cash Flows

In Thousands
Years Ended December 31
                                                               1999       1998       1997
                                                            -------------------------------
     Cash flows from operating activities:
     Net income                                              $22,375    $20,213    $17,915
     Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
       Equity in undistributed earnings of subsidiaries      (21,526)   (17,725)   (15,068)
       Accretion on securities available for sale                (51)       ---        ---
       Gain on sale of money order subsidiary                    ---     (4,588)       ---
       Decrease in other assets                                1,355        780      2,008
       Increase (decrease) in other liabilities                  (22)        57         (9)
                                                            ---------  ---------  ---------
         Net cash provided by (used in) operating activities   2,131     (1,263)     4,846

     Cash flows from investing activities:
       Purchases of securities available for sale            (46,544)       ---        ---
       Proceeds from maturities of securities
         available for sale                                   40,597        ---        ---
       Investment in subsidiaries                               (250)      (125)    (5,000)
       Proceeds from sale of money order subsidiary              ---     14,630        ---
                                                            ---------  ---------  ---------
        Net cash provided by (used in) investing activities   (6,197)    14,505     (5,000)
                                                            ---------  ---------  ---------
     Cash flows used in financing activities:
       Dividends paid                                         (9,072)    (8,345)    (7,441)
       Stock options exercised                                 1,003        944      2,316
                                                            ---------  ---------- ---------
         Net cash used in financing activities                (8,069)    (7,401)    (5,125)
                                                            ---------  ---------  ---------
     Net increase (decrease) in cash and cash equivalents    (12,135)     5,841     (5,279)
     Cash and cash equivalents at beginning of year           12,857      7,016     12,295
                                                            ---------  ---------  ---------
     Cash and cash equivalents at end of year                   $722    $12,857     $7,016
                                                            =========  =========  =========
