Form 10-K, Exhibit 13
period 2000-12-31
MID AMERICA BANCORP/KY/
filed 2001-03-27
CIK 711083

Comparative Summary


Dollars In Thousands, Except Per Share Amounts                 2000        1999        1998
                                                           -----------------------------------
AT YEAR END
 Total assets                                              $1,803,950  $1,744,706  $1,594,763
 Total deposits                                             1,029,308     997,899     953,924
 Loans, net of unearned income                              1,058,269   1,063,949   1,005,021
 Total shareholders' equity                                   178,369     178,548     167,436

FOR THE YEAR
 Net income                                                    $4,651     $22,375     $20,213
 Cash dividends declared                                        9,851       9,072       8,345

PER SHARE DATA
 Book value                                                    $16.21      $16.29      $15.40
 Market value                                                   22.75       27.67       25.57
 Cash dividends declared                                        0.893       0.829       0.769
 Basic net income                                                0.42        2.05        1.86
 Diluted net income                                              0.42        2.02        1.83

SELECTED RATIOS
 Return on average total assets                                  0.29%       1.43%       1.40%
 Return on average shareholders' equity                          2.54       12.97       12.54
 Efficiency ratio (1)                                           56.78       58.89       65.85
 Cash dividend payout ratio                                    212.62       40.43       41.34
 Average shareholders' equity to average total assets           11.32       11.01       11.20
 Allowance for loan losses to loans, net of unearned income      0.94        0.93        0.90

SELECTED DATA EXCLUDING NON-RECURRING ITEMS
 Net income (1)                                               $23,671     $20,462     $16,713
 Return on average total assets (1)                              1.46%       1.31%       1.16%
 Return on average shareholders' equity (1)                     12.94%      11.86%      10.37%


NOTE (1):Excludes non-recurring income and expense. Refer to Management's Discussion and Analysis of Financial
Condition and Results of Operation for a discussion of non-recurring items.



           MANAGEMENT'S DISCUSSION and ANALYSIS

                             OF

        FINANCIAL CONDITION and RESULTS OF OPERATIONS


    This discussion analyzes the results of operations and financial condition for MidAmerica Bancorp and subsidiaries (the Company), including its primary subsidiary, Bank of Louisville (the
Bank). It should be read in conjunction with the consolidated financial statements and related notes presented on pages 27 to 50.

2000 COMPARED TO 1999
    Net income for 2000 was $4.651 million, or $0.42, on a diluted per share basis, compared with $22.375 million, or $2.02, on a diluted per share basis for 1999. Basic net income per share was $0.42 in 2000 and $2.05 in 1999. Excluding the non-recurring revenue and expense items in 2000 and 1999 discussed below, diluted net income per share reflects an increase of 15.1% for the year ended December 31, 2000, compared with the year ended December 31, 1999.
    As set forth in Note B to the consolidated financial statements on page 33, a partial summary judgment was rendered against the Bank in the 7-year-old Kentucky Central lawsuit (the lawsuit) involving certain real estate loans. In the fourth quarter of 2000, the Company recorded expenses of $30 million through a provision for loan losses of $16.5 million and a $13.5 million provision for other costs of the lawsuit.
    In addition to the $30 million charge related to the lawsuit, net income for the years ended December 31, 2000 and 1999, included non-recurring revenue and gains. For the year ended December 31, 2000, the Company recognized gains on sales of other real estate and other assets of $513,000, a gain from the sale of leased equipment in excess of residual value of $1.050 million and a gain on the sale of the life insurance subsidiarys insurance base of $153,000. For the year ended December 31, 1999, the Company recognized revenue of $1.8 million related to the discontinuance of a processing agreement between the Company and the purchaser of its former money order subsidiary, and $1.326 million of gains on sales of other real estate and other assets.
    The table below presents operating results and the previously discussed non-recurring items.



                                            Year Ended December 31
Dollars In Thousands,
Except Per Share Amounts                       2000         1999

Net income                                    $4,651      $22,375
Non-recurring items,
  net of taxes                                19,020       (1,913)
Net income excluding
  non-recurring items                        $23,671      $20,462

Diluted net income per share                   $0.42        $2.02
Non-recurring items, net
  of taxes on a diluted
  per share basis                               1.71        (0.17)
Diluted net income per
  share excluding non-
  recurring items                              $2.13        $1.85

    The principal factors that contributed to the $3.2 million increase in net income, excluding the impact of non-recurring items discussed above, included the following:

    *An increase in net interest income on a tax equivalent basis of $2.9 million, or 4.3%, arising primarily from the increased level of average earning assets.

    *An increase of $1.356 million, or 8.9%, in the core sources of non-interest income.

    *A minor increase in operating expenses of $440,000, or 0.9%.

    *A decrease in the provision for loan losses of $911,000, excluding the $16.5 million related to the lawsuit.


    Return on average assets (ROA), return on average
stockholders equity (ROE) and the efficiency ratio were as
follows:
                                                Year ended December 31,
                                                    2000     1999
ROA                                                  0.29%    1.43%
ROE                                                  2.54%   12.97%
Efficiency ratio                                    56.78%   58.89%

    Excluding the previously discussed non-recurring items, ROA would have been 1.46% for the year ended December 31, 2000, and 1.31% for the year ended December 31, 1999. ROE without the non-recurring items would have been 12.94% for the year ended December 31, 2000, and 11.86% for the year ended December 31, 1999. The efficiency ratio in the above table is calculated excluding the non-recurring items.
    The discussion that follows explains in more detail the factors affecting 2000 operating results and changes in financial condition.

NET INTEREST INCOME
    Net interest income is the difference between interest income on earning assets and interest expense incurred for funding sources used to support earning assets. Earning assets include primarily loans and securities. The primary sources used to fund these assets include deposits, purchased and borrowed funds, and capital. In 2000, net interest income on a tax equivalent basis increased $2.9 million, or 4.3%, to $69.7 million. Net interest income increased primarily from the 3.2%, or $47 million, increase in average earning assets during 2000. The average prime rate in 2000 was 9.23%, compared to 7.99% in 1999. Generally higher market interest rates in 2000 than in 1999 had a minimal impact on the change in net interest income. See Interest Income and Interest Expense Volume and Rate Changes For the Years 2000 and 1999 Tax Equivalent Basis.
    The net interest spread is the difference between the average rate of interest earned on earning assets on a tax equivalent basis and the average rate of interest expense incurred on interest-bearing liabilities. The net yield on earning assets is net interest income on a tax equivalent basis as a percent of the average balance of earning assets. The average yield on earning assets was 8.47% in 2000, compared to 7.97% in 1999, which was accompanied by an increase in the average rate on interest-bearing liabilities from 4.37% in 1999 to 5.03% in 2000. The net interest spread declined 16 basis points to 3.44% in 2000. The net yield on earning assets increased slightly in 2000 to 4.52%, compared to 4.48% in 1999. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page 20.
    Average earning assets increased approximately $47 million, or 3.2%, in 2000 to $1.537 billion. Average loans increased approximately $37 million, or 3.6%, to $1.056 billion. Average loan growth in 2000 was related to commercial loans, which increased approximately $41 million. There was an increase in the average of the securities portfolio and short-term investments of approximately $10 million.
    The net growth in average earning assets was supported by a $22 million increase in average interest-bearing liabilities, with certificates of deposit as the primary growth component, and a $25 million increase in average non-interest-bearing sources of funds, which included gift certificates outstanding, demand deposits, and shareholders equity. Average non-interest-bearing deposits, other liabilities and capital were approximately 25% and 24% of average assets in 2000 and 1999, respectively.
    The changes in interest income attributable to volume and rate changes are summarized in the table on page 21.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES
    The provision for loan losses and net loan charge-offs in 2000 were $19.0 million and $18.9 million, respectively, and included a provision for loan losses, and loan charge-off of $16.5 million related to the lawsuit. The following discussion of the provision for loan losses, loan charge-offs and the allowance for loan losses excludes the $16.5 million related to the lawsuit.
    The provision for loan losses was $2.540 million in 2000, a decrease of $.911 million compared to $3.451 million in 1999. The adequacy of the allowance for loan losses was determined with consideration given to the level of charge-off experience and non-performing loans, overall economic conditions, the composition of the loan portfolio, and the results of detailed internal loan review procedures. The decrease in the provision for loan losses for the year ended December 31, 2000, related primarily to a decrease in the amount of past due indirect automobile loans and the decreased level of charged-off loans. During 2000, the Company had net charge-offs of $2.415 million, or 0.23% of average loans, compared to $2.607 million, or 0.26% of average loans in 1999. Net loans charged off related to indirect automobile lending activities, included in the preceding amounts, were $1.658 million for the year ended December 31, 2000, compared to $1.459 million for the year ended December 31, 1999. Net loan charge-offs for 1999 also include $730,000 related to a loss on the sale of a problem commercial loan. Nonperforming loans of $10.2 million at December 31, 2000, were 0.97% of total loans, compared to $4.7 million and 0.44% at December 31, 1999. The increase in non-performing loans relates primarily to three commercial loans aggregating $4.6 million, that are in the process of renewal or repayment and are not classified as impaired loans.
    The allowance for loan losses is maintained at a level adequate to absorb estimated probable credit losses in the loan portfolio, considering nonperforming loans and overall economic conditions. In evaluating the allowance for loan losses, Management considers its evaluation of the risk characteristics of the loan portfolio, including the impact of current economic conditions on the borrowers' ability to repay, past collection and loss experience, and such other factors which, in Management's judgment, deserve current recognition. The Companys loan review procedures include detailed reviews of loans in excess of $500,000 on an annual basis, and reviews of loans over $50,000 that become
30 days past due. Each loan reviewed is graded and assigned to a risk category and, if necessary, a specific allowance is established. Smaller homogeneous loans in the consumer, indirect automobile and real estate mortgage categories are evaluated as a group, considering historical loss experience, the level of delinquent loans, and changes in the risk characteristics of these homogeneous categories of loans. Impaired loans were $5.337 million at December 31, 2000, and specific allowances for $3.9 million of such impaired loans aggregated $1.2 million at December 31, 2000. At December 31, 1999, impaired loans were $4.969 million. At December 31, 2000, the allowance for loan losses was 0.94% of loans outstanding, 98% of nonperforming loans, and 187% of impaired loans, compared to 0.93% of loans outstanding, 212% of nonperforming loans, and 198% of impaired loans at December 31, 1999.
    The commercial and financial loan category is the most significant category of loans, yet it decreased $25 million, or 5%, during 2000. While these loans are generally larger, the Company limits its risk exposure for these, as well as other categories of loans, by following established underwriting practices. The
Companys aggregate net loss for this category of loans over the last three years, excluding the $16.5 million charge-off related to the lawsuit, has been approximately $2.1 million. Real estate construction and development loans increased approximately $46 million since December 31, 1999, while the underlying loan composition in this category remains well diversified between residential and commercial properties. There have been no losses in this category of loans over the last three years. Indirect automobile loans decreased $25 million during 2000, to $79 million at December 31, 2000. Policy and pricing revisions related to indirect automobile loans, implemented in late 1999, combined with changes in market conditions, resulted in reduced indirect origination activity throughout 2000. Aggregate net losses from indirect automobile loans since the program started in late 1997 have been $3.3 million.
    The table below is a summary of the Company's loan loss experience for each of the last three years.



ALLOWANCE FOR LOAN LOSSES

Dollars In Thousands                                  2000        1999        1998
                                               ------------------------------------
Balance, January 1                                  $9,854      $9,010      $9,209
Provision for loan losses                           19,040       3,451         972
Net loan charge-offs                               (18,915)     (2,607)     (1,171)
                                               ------------------------------------
Balance, December 31                                $9,979      $9,854      $9,010
                                               ====================================


Average loans                                   $1,056,434  $1,019,338    $925,522
Loans at year-end                                1,058,269   1,063,949   1,005,021
Non-performing loans at year-end                    10,234       4,652       4,466
Impaired loans at year-end                           5,337       4,969       3,578
Provision for loan losses to average loans            1.80%       0.34%       0.11%
Net charge-offs to average loans                      1.79        0.26        0.13
Allowance for loan losses to average loans            0.94        0.97        0.97
Allowance for loan losses to year-end loans           0.94        0.93        0.90


NON-INTEREST INCOME
    The core components of non-interest income, after excluding the previously discussed non-recurring items and considering the absence in 2000 of $402,000 of processing fees for services provided to the purchaser of the former money order subsidiary (which were phased out in the third quarter of 1999), aggregated $16.5 million in 2000. This represents an increase of $1.356 million, or 8.9%, over the aggregate of comparable items in 1999.
    Service charges on deposit accounts, the largest component of non-interest income, were $6.4 million in 2000, an increase of $388,000, or 6.5%, over 1999. Adjustments to the deposit fee structure contributed to the increase in service charges on deposit accounts.
    Trust fees were approximately $3.2 million in 2000, an increase of $318,000, or 11%, compared to 1999. The increase in trust fees is attributed to continuing business expansion activities.
    Gift certificate fees were $2.5 million in 2000, an increase of $205,000, or 8.9%, compared to 1999. The Company continued to develop this unique business through its subsidiary, MidAmerica Gift Certificate Company. The gift certificate subsidiary is a nationwide provider of mall gift certificates, through an expanded network of 403 mall agents. In 2000, gift certificate volume increased 15%, to 8.6 million items. The gift certificate fee increase is attributable to increased service charge revenue on outstanding items.
    Net fees from the Companys debit and credit card products and merchant business increased $726,000, or 42%, to $2.5 million in 2000, as the retail card base expanded and the merchant business continued to penetrate the gift certificate subsidiarys mall agent base as well as expand on a local basis. Insurance commissions on credit life insurance increased $241,000 to $904,000 in 2000, with the increased level of direct loan origination volume.

OTHER OPERATING EXPENSES
    Excluding the $13.5 million provision for other costs of the lawsuit, other operating expenses increased $.440 million, or 0.9%, in 2000, compared to 1999. Reduced personnel costs were offset by minor increases in occupancy and furniture and equipment expenses, and increases in certain components of other operating expenses as discussed further below.
    Salaries and benefits, the largest component of other operating expenses, decreased $412,000, or 1.4%, to $28.4 million in 2000. Pension costs decreased $369,000 in 2000, as a result of an increase in the actuarial discount rate and the reduction of $107,000 in pension settlement losses. Health insurance costs increased $132,000, or 11.7%, in 2000 as claims experience increased over the prior year level. Normal salary increases were effective in April 2000; however, controlled staffing levels resulted in a decrease in salary expenses of $288,000. Personnel levels decreased 5.1%, with average full-time equivalent employees of 580 in 2000 and 611 in 1999.
    Occupancy and furniture and equipment expenses both reflected minor increases in 2000 compared to 1999. Occupancy expense of $3.2 million increased $67,000, or 2.1%, in 2000 compared to 1999. Furniture and equipment expenses of $4.6 million increased $21,000, or 0.5%, in 2000 compared to 1999. Management monitors and controls the level of capital expenditures and each significant capital project is subject to rigorous cost/benefit analysis.
    The other expenses category of other operating expenses includes advertising and marketing, operating supplies, legal and professional fees, taxes other than income taxes and other expenses. The aggregate amount of other operating expenses increased $764,000, or 6.4%, in 2000 compared to 1999. Advertising and marketing expenses of $1.4 million increased $167,000, or 13%, in 2000 compared to 1999. Increased levels of product advertising led to this increase. Operating supplies expenses of $1.9 million increased $379,000, or 24%, compared to 1999. The increase in operating supplies expense is primarily related to the $328,000 increase in supply costs of the gift certificate subsidiary, arising from item volume increases and supply cost increases. The professional fees component of legal and professional fees decreased approximately $285,000 in 2000, primarily as a result of fewer special projects compared to 1999, when there were market, branch, and Web site development projects. Taxes other than income taxes increased $170,000, or 11%, in 2000, primarily as a result of an increase in the capital based, state bank franchise tax. Other real estate expenses declined $58,000 in 2000 as a result of lower expenses associated with the lower level of property held. There were no significant changes in the remaining components of other operating expenses, which include charitable contributions, bank card processing expenses, ATM processing expenses, dues and subscriptions, postage, telephone and similar general business expenses.

INCOME TAXES
    The effective tax rates were 1.9% and 29.4% for 2000 and 1999, respectively. The difference between the statutory and the effective tax rates was principally attributable to tax-exempt interest income on obligations of states and political subdivisions and certain loans and tax credits related to low-income housing joint ventures. The reduced effective tax rate in 2000 is attributed to the low level of income before taxes relative to the level of tax-exempt income. Excluding the effects of the lawsuit, the effective tax rate for 2000 would have been 28.6%.

BALANCE SHEET
    Total assets were $1.804 billion at December 31, 2000, compared with $1.745 billion at the end of 1999. Total assets averaged $1.617 billion during 2000, an increase of approximately $49 million, or 3.1%, over 1999. Average earning assets increased approximately $47 million, or 3.2%, to $1.537 billion in 2000. The year-end asset position is typically higher than average assets due to seasonal customer deposit activity and the seasonal impact of increased gift certificate balances.

SECURITIES
    The Company's securities portfolio includes obligations of the U.S. Government and its agencies, collateralized mortgage obligations, obligations of various states and political subdivisions, corporate debt securities, and equity securities (Federal Reserve Bank and Federal Home Loan Bank stock). At December 31, 2000, securities available for sale totaled approximately $630 million. These securities had net unrealized holding gains during 2000 of approximately $7 million that resulted in an increase in shareholders equity of approximately $4.5 million, net of income taxes, for the year ended December 31, 2000. Lower bond yields at December 31, 2000 as compared to December 31, 1999 were primarily responsible for the increase in market value. During 2000, the average securities portfolio increased approximately $73 million, to $454 million. During late 1999, and continuing throughout 2000, the Company shifted funds from previous overnight investments, which declined $63 million on average during 2000, to short-term government agency securities with higher yields. The collateralized mortgage obligations in the portfolio aggregated approximately $185 million at December 31, 2000, and had an estimated weighted average life of 2.6 years, based on current market prepayment conditions.
    Securities classified as held to maturity were approximately $2.5 million at December 31, 2000, and did not have significant unrealized gains or losses.
    The securities portfolio is utilized for pledging requirements on securities sold under agreements to repurchase, and public and fiduciary deposits, and provides liquidity from scheduled maturities.

LOANS
    Total loans, net of unearned income, were $1.058 billion at December 31, 2000, a decrease of approximately $6 million compared to December 31, 1999. Average loans increased approximately $37 million, or 3.6%, to $1.056 billion in 2000 from $1.019 billion in 1999.
    Commercial and financial, and construction and development loans increased approximately $20 million, or 3.5%, to $601 million at December 31, 2000, as the Company continues to emphasize business lending. . The growth in these loan categories was offset by the repayment of several significant loans during 2000.
The significant categories of commercial and financial borrowers are religious organizations, general building contractors, and those requiring permanent financing on commercial real estate. Construction and development loans are principally for the development of residential housing tracts, office buildings and shopping centers.
    Residential real estate mortgage loans were approximately $317 million at December 31, 2000, a decrease of approximately $4 million from a year ago. The Company has historically emphasized home equity financing, which contributes to this concentration in the loan portfolio. Real estate mortgages are principally in the metropolitan Louisville, Kentucky, area. This geographic market has not experienced significant fluctuation in real estate prices over the past several years.
    Direct consumer loans, excluding residential real estate mortgage loans, increased approximately $3 million in 2000, to approximately $61 million. Several consumer loan campaigns in 2000 led to increased origination volume and reversed the declining trend in direct consumer loans of the past three years. During
2000, indirect automobile loans declined $25 million, or 24%, to $79 million. Policy and pricing revisions related to indirect automobile loans, implemented in late 1999, combined with changes in market conditions, resulted in reduced indirect origination activity throughout 2000.
    The Company has no foreign loans and lends principally within the Louisville, Kentucky, metropolitan area.

NONPERFORMING ASSETS
    Nonperforming assets include non-accrual loans, loans 90 days or more past due and other real estate held for sale. At December 31, 2000, nonperforming assets totaled $18.251 million, compared with $14.434 million at December 31, 1999. Information with respect to nonperforming loans and assets is presented in the table below.


NONPERFORMING ASSETS

Dollars In Thousands
December 31
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
Loans accounted for on a non-accrual basis            $2,149     $1,551     $1,416     $1,678     $3,424
Restructured loans                                       772        811        --         --         --
Loans contractually past due ninety days or more
  as to interest or principal payments                 7,313      2,290      3,050        788        925
                                                     --------   --------   --------   --------   --------
    Total nonperforming loans                         10,234      4,652      4,466      2,466      4,349
Other real estate held for sale                        8,017      9,782     11,358     16,186      9,577
                                                     --------   --------   --------   --------   --------
    Total nonperforming assets                       $18,251    $14,434    $15,824    $18,652    $13,926
                                                     ========   ========   ========   ========   ========
Nonperforming loans to total loans                      0.97%      0.44%      0.44%      0.28%      0.54%
Nonperforming assets to total assets                    1.01       0.83       0.99       1.24       0.98
Allowance for loan losses to nonperforming loans       97.51     211.82     201.75     373.44     210.78


    The accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or generally when a default of interest or principal has existed for 90 days or more, unless the loan is fully secured and in the process of collection.
    Nonperforming loans were approximately $10.2 million at the end of 2000, compared to $4.7 million at December 31, 1999. Of these nonperforming loans at December 31, 2000, $4.1 million are classified as impaired and $2.7 million of these impaired loans have a related allowance for loan losses of $784,000. At December 31, 2000, there were loans of approximately $16.5 million for which payments were current or less than 90 days past due where borrowers are currently experiencing financial difficulties, including $1.2 million of indirect automobile loans classified as impaired with a related allowance for loan losses of $367,000. Management has carefully evaluated its risk, including consideration of underlying collateral values based on current market conditions, with respect to nonperforming and potential problem loans. Significant losses, in excess of the allowance for loan losses related to impaired loans, are not expected from nonperforming or potential problem loans as of December 31, 2000.
    Other real estate held for sale at December 31, 2000, aggregated $8.0 million and was principally comprised of a completed condominium project acquired in settlement of loans in 1997. The condominium project, which had 35 unsold units at the time of acquisition, now involves 25 completed and readily marketable units and 7.5 acres of adjacent developed land. This riverfront development has a carrying value of $6.3 million at December 31, 2000, which is supported by the sales value of the units and appraised value of the land. Since a new marketing program began in the summer of 2000, 5 units have been sold and 5 units are presently under contract for sale. The carrying value of this project was reduced $1.052 million during 2000.
    During 2000, there was no other real estate acquired in settlement of loans, and sales of other real estate aggregated $2.5 million, resulting in gains of $310,000.

DEPOSITS
    Total deposits increased approximately $31 million, or 3.1%, to $1.029 billion on December 31, 2000, compared to $998 million on December 31, 1999. Average deposits during 2000 increased approximately $47 million, or 5.0%, to $993 million. Average interest-bearing deposits for the year increased $43 million, or 5.3%, from $813 million to $856 million. A $60 million increase in average certificates of deposit offset a $17 million decline in average interest-bearing demand and savings deposits during 2000. The Bank offered competitive certificate of deposit rates during 2000 to attain this growth. Included in the overall certificate of deposit growth is a $30 million increase in average certificates of deposit $100,000 and over. Competitive factors and higher rates available on certificates of deposit contributed to the decline in interest-bearing demand and savings deposits. Average non-interest-bearing deposits increased approximately 3.5%, to $137 million, with growth primarily in retail account balances.

ADVANCES FROM THE FEDERAL HOME LOAN BANK
    FHLB advances decreased to $62 million at the end of 2000, from $68 million at the end of 1999. There were no new term advances during 2000. The Company has historically used this source of fixed rate funds to match its fixed rate mortgage loan products.

GIFT CERTIFICATES OUTSTANDING
    Gift certificates outstanding at December 31, 2000, were $165 million, compared to $123 million at the end of 1999, an increase of 34%. This increase resulted from the 15% increase in items issued in 2000 compared to 1999, and a 2.5% increase in the average face value of gift certificates issued during 2000. During 2000, the average gift certificate balance increased approximately $16 million, or 31%, to $68 million. Gift certificates outstanding continue to be a significant source of non-interest-bearing funds for the Company.

SHAREHOLDERS' EQUITY
    Shareholders' equity was relatively unchanged from December
31, 1999, to December 31, 2000, with a balance of $178.4 million at December 31, 2000. Average shareholders' equity increased approximately $10 million, to $183 million, and was 11% of average total assets for 2000. The Company's primary source of capital is normally net income, net of dividends paid. In 2000, as a result of the charge for the lawsuit, dividends exceeded net income by $5.2 million. Shareholders equity was also impacted by unrealized holding gains on securities available for sale, which increased shareholders equity during 2000 by $4.5 million. Shareholders equity was also increased $566,000 in 2000 through proceeds and tax benefits from exercised stock options.
    Bank regulators monitor capital adequacy under risk based capital guidelines, which place assets and certain off-balance-sheet activities in various categories of risk with varying weights. Also, a minimum leverage ratio, based on shareholders' equity as a percentage of total assets, is required. As of December 31, 2000, the Company's and the Banks capital ratios exceeded required minimums and placed the Bank in the Well Capitalized category under applicable banking regulations. Refer to Note M to the consolidated financial statements for regulatory capital information.

INTEREST RATE SENSITIVITY MANAGEMENT
    The primary objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and net income. Interest rate risk is measured using net interest margin simulation and asset/liability sensitivity analyses.
    Simulation tools serve as the primary means to quantify interest rate exposure. Assumptions regarding the replacement of maturing assets and liabilities are made to simulate the impact of future changes in rates and/or changes in balance sheet composition. The effect of changes in future interest rates on the mix of assets and liabilities may cause actual results to differ from simulated results. Further, the simulation does not contemplate any actions the Company could undertake in response to changes in interest rates. In addition, certain financial instruments provide customers a certain degree of flexibility. For instance, customers have migrated from lower cost deposit products to higher cost products. Also, customers may choose to refinance fixed rate loans when interest rates decrease. While the Company's simulation analysis considers these factors, the extent to which customers utilize the ability to exercise their financial options may cause actual results to differ from the simulation.
    The table below illustrates the simulation analysis of the impact of a 50 or 100 basis point (bp) upward or downward movement in interest rates on net interest income and earnings per share. This analysis was done assuming that interest-earning asset levels at December 31, 2000, adjusted to exclude the seasonally high volume of gift certificates outstanding and corresponding securities, remained constant and that the level of loan fees remains unchanged. The impact of the rate movements was developed by simulating the effect of rates changing immediately from the December 31, 2000, levels and remaining at those levels thereafter for twelve months. There are many factors influencing these results, such as existing asset and liability rates, timing of repricing and the extent to which different assets and liability rates change as general market rates change.

Interest Rate Simulation Sensitivity Analysis


                                     Movements in Interest Rates from
                                          December 31, 2000 Rates
----------------------------------------------------------------------
                                     Increase          Decrease
----------------------------------------------------------------------
Simulated impact in the next 12 months
  from December 31, 2000:          +50 bp   +100 bp  -50 bp   -100 bp
----------------------------------------------------------------------
Net interest income
  increase (decrease) (in 1000s)      $148     $652    ($380)   ($558)
Net income per diluted share
  increase (decrease)                $0.01    $0.04   ($0.02)  ($0.03)


    The results of the December 31, 2000, simulation analysis indicate that the Company has reduced its exposure to changing interest rates, compared to similar analyses at December 31, 1999, and earlier quarters of 2000. As a result of changes in interest rates, diluted earnings per share could change from $(0.03) to $0.04 over the next twelve months, depending on the direction and magnitude of interest rate changes. Management continually evaluates this data and could make adjustments to the asset and liability structure, or product pricing in the future to minimize the actual impact of rate changes. With consideration given to the early January 2001 prime rate change and other changes in market interest rates, Management expects the level of net interest income in the upcoming first quarter of 2001 to be relatively stable compared to the fourth quarter of 2000.
    The interest rate sensitivity gap table on page 22 shows the repricing characteristics of the Companys interest-earning assets and supporting funds at December 31, 2000. The data is based on contractual repricing or maturities, except for estimated cash flows on collateralized mortgage obligations, and where applicable, Managements assumptions as to the estimated repricing characteristics of certain assets and supporting funds. At December 31, 2000, the Company had an asset-sensitive interest rate risk position at the one-year repricing period of $54 million, or 3.02% of assets. The December 31, 2000, static interest rate sensitivity gap position differs from the normal position due to seasonal activity near the end of the year. Gift certificates outstanding at December 31, 2000, of $165 million exceeded the average outstanding amount by $97 million. The cumulative one year liability-sensitive gap averaged approximately $67 million during the July 2000 to November 2000 period and would be approximately $43 million at December 31, 2000, if adjusted for seasonal gift certificate activity. The normal liability-sensitive position will be reduced during 2001, as $50 million of the Companys interest rate swap contracts were settled in January 2001. Generally, a liability-sensitive gap indicates that rising interest rates could negatively affect net interest income, and falling rates could positively affect net interest income. Assets and liabilities with similar contractual repricing characteristics, however, may not reprice to the same degree. As a result, the Companys static interest rate sensitivity gap position does not quantify the impact of changes in general levels of interest rates on net interest income, as does the simulation analysis previously discussed.

LIQUIDITY MANAGEMENT
    Liquidity management represents the Company's ability to generate cash or otherwise obtain funds at a reasonable price to satisfy commitments to borrowers as well as the demands of depositors. Funds are available from a number of sources, including the securities portfolio, the core deposit and repurchase agreements base, FHLB advances and purchased funds. The Company's short-term investments, which include security maturities and cash flows within one year, are approximately 19% of total assets at December 31, 2000. At December 31, 2000, short-term investments were approximately 77% of non-core liabilities, which consist of securities sold under agreements to repurchase, federal funds purchased, and large certificates of deposit. The Company's net short-term non-core fund dependence, a measure of non-core liabilities, net of short-term investments, supporting loans and the securities portfolio, was approximately 7.5% at December 31, 2000, and averaged 15.0% during 2000, compared to an average of 10.5% during 1999. In the opinion of Management, the Companys incremental funding sources are sufficient to meet known or reasonably anticipated funding requirements.
    During 2000, financing and operating activities adequately supported the investing activities of the Company. Investing activities, primarily loans to customers, were funded by increased deposits, increased gift certificates outstanding, and operating activities.
    The liquidity of the holding company is impacted primarily by the ability of its principal subsidiary, the Bank, to pay dividends. During 2000, the Bank paid $5 million in dividends to the holding company to support its cash needs. Additionally, $4.2 million of cash and short-term securities was transferred to the holding company in connection with the dissolution of the insurance subsidiary in December 2000. The holding company started the year with cash and short-term securities of $6.7 million, which was the residual of the proceeds from prior year transactions involving the sale of the money order subsidiary, and had approximately $4.5 million of cash and short-term securities available at December 31, 2000. Certain regulatory restrictions limit the amount of dividends
the Bank may pay.   As of January 1, 2001, the Bank and other
subsidiaries could pay dividends of $21 million without prior regulatory approval. Additional information about these restrictions is contained in Note N to the consolidated financial statements.

1999 COMPARED TO 1998
    Net income for 1999 was $22.375 million, or $2.02, on a diluted per share basis, compared with $20.213 million, or $1.83, on a diluted per share basis for 1998, an increase of 10.4% on a diluted per share basis. Basic net income per share was $2.05 in 1999 and $1.86 in 1998. Excluding the non-recurring revenue items in 1999 and 1998 discussed below, diluted net income per share reflects an increase of 22.5% for the year ended December 31, 1999, compared with the year ended December 31, 1998.
    Net income for the years ended December 31, 1999 and 1998, includes non-recurring revenue related to the sale of the Companys money order subsidiary and gains on sales of other real estate and other assets. For the year ended December 31, 1999, the Company recognized revenue of $1.8 million related to the discontinuance of a processing agreement between the Company and the purchaser of the money order subsidiary, and $1.326 million of gains on sales of other real estate and other assets. For the year ended December 31, 1998, a $4.588 million gain on the sale of the money order subsidiary and $1.172 million of gains on sales of other real estate were recognized. These matters aggregated $0.17 and $0.32 on a diluted per share basis in 1999 and 1998, respectively.
    The principal factors that contributed to a $3.7 million increase in net income, excluding the impact of non-recurring items discussed above, included the following:

    *An increase in net interest income on a tax equivalent basis of $5.3 million, or 8.6%, in 1999, with the benefit of increased average earning assets of $126 million offsetting the negative impact of lower interest rates.

    *An increase of $2.4 million in the core sources of non-interest income, including trust revenue, deposit service charges, gift certificate fees and bank card fees.

    *A decrease in operating expenses of $1.2 million, or 2.5%, in 1999. Significant decreases in legal expenses and advertising costs aggregating $2.4 million offset increases in other categories of operating expenses.

    These positive factors were partially offset by an increase in the provision for loan losses. For the year ended December 31, 1999, the provision for loan losses increased $2.479 million, from $972,000 in 1998 to $3.451 million in 1999. The increase in the provision for loan losses was primarily attributable to increased losses on the indirect automobile lending portfolio.
     Return on average assets (ROA), return on average stockholders equity (ROE) and the efficiency ratio were as follows:
                                         Year ended December 31,
                                             1999    1998
ROA                                          1.43%   1.40%
ROE                                         12.97%  12.54%
Efficiency ratio                            58.89%  65.85%

    Excluding the previously discussed non-recurring revenue, ROA would have been 1.31% for the year ended December 31, 1999, and 1.16% for the year ended December 31, 1998. ROE without this non-recurring revenue would have been 11.86% for the year ended December 31, 1999, and 10.37% for the year ended December 31, 1998. The efficiency ratio in the above table is computed without non-recurring revenue
    The discussion that follows explains in more detail the factors affecting 1999 operating results and changes in financial condition.

NET INTEREST INCOME
    In 1999, net interest income on a tax equivalent basis increased $5.3 million, or 8.6%, to $66.8 million. Net interest income was favorably impacted by the 9.2% increase in average earning assets during 1999. The average prime rate in 1999 was 7.99%, compared to 8.36% in 1998. The impact of generally lower market interest rates in 1999 than in 1998 partially offset the benefits of earning asset growth. See Interest Income and Interest Expense Volume and Rate Changes For the Years 2000 and 1999 Tax Equivalent Basis.
    The average yield on earning assets was 7.97% in 1999 compared to 8.31% in 1998, which was accompanied by a decline in the average rate on interest-bearing liabilities from 4.71% in 1998 to 4.37% in 1999. The net interest spread was 3.60% in both 1999 and 1998. The net yield on earning assets declined slightly in 1999 to 4.48%, compared to 4.52% in 1998. Detailed information on the average balances of earning assets and funding sources, interest rates, and the net yield on earning assets is shown in the table on page 20.
    Average earning assets increased approximately $126 million, or 9.2%, in 1999 to $1.489 billion. Average loans increased approximately $94 million or 10.1% to $1.019 billion.
Approximately $44 million of the average loan growth related to retail loans, with this growth being attributed to the Companys indirect automobile lending program. Average commercial loans increased $50 million during 1999. There was an increase in the average of the securities portfolio and short-term investments of approximately $32 million.
    The net growth in average earning assets was supported by a $45 million increase in average interest-bearing deposits and a $34 million increase in average non-interest-bearing sources of funds, which included gift certificates outstanding, demand deposits, and shareholders equity. The average level of federal funds purchased and repurchase agreements increased $49 million, to $304 million, and continues to be a consistent funding source. Average non-interest-bearing deposits, other liabilities and capital were approximately 24% of average assets in both 1999 and 1998.
    The changes in interest income attributable to volume and rate changes are summarized in the table on page 21.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES
    The provision for loan losses was $3.451 million in 1999, an increase of $2.479 million, compared to $972,000 in 1998. The increase in the provision for loan losses for the year ended December 31, 1999, related primarily to the increased level of charged-off loans and increased level of past due indirect automobile loans. During 1999, the Company had net charge-offs of $2.607 million, or 0.26%, of average loans, compared to $1.171 million, or 0.13%, of average loans in 1998. Net loans charged off related to indirect automobile lending activities were $1.459 million for the year ended December 31, 1999, compared to $211,000 for the year ended December 31, 1998. Net loan charge-offs for 1999 also include $730,000 related to a loss on the sale of a problem commercial loan in the second quarter. Nonperforming loans of $4.7 million at December 31, 1999, were 0.44% of total loans, compared to $4.5 million and 0.44% at December 31, 1998.
    Impaired loans were $4.969 million at December 31, 1999, and specific allowances for $4.2 million of impaired loans aggregated $1.4 million at December 31, 1999. At December 31, 1998, impaired loans were $3.578 million. At December 31, 1999, the allowance for loan losses was 0.93% of loans outstanding and 212% of nonperforming loans, compared to 0.90% of loans outstanding and 202% of nonperforming loans at December 31, 1998.

NON-INTEREST INCOME
    The core components of non-interest income, after excluding the previously discussed non-recurring items and excluding money order processing fees, aggregated $15.1 million in 1999 and increased $2.4 million, or 18.6%, over the aggregate of comparable items in 1998. Processing fees for services provided to the purchaser of the money order subsidiary declined $900,000 for the year. These services were phased out by September 30, 1999.
    Service charges on deposit accounts, the largest component of non-interest income, were $6 million in 1999, an increase of 8% over 1998. During 1999, the Company promoted its consumer transaction account product line, and continued its image promotions, causing the retail customer account base to increase, with a resultant favorable movement in local market share. This increase in retail volume and normal fee adjustments contributed to the increase in service charges on deposit accounts.
    Trust fees were approximately $2.9 million in 1999, an increase of $433,000, or 18%, compared to 1998. The increase in trust fees is attributed to the continuing business expansion activities of the Personal Trust and Investment Group and the increased market value of trust assets.
    Gift certificate fees were $2.3 million in 1999, an increase of $1.3 million compared to 1998. In 1999, gift certificate volume increased 18% to 7.5 million items. The gift certificate fee increase is attributable to the increased volume, as well as increased service charge revenue on outstanding items, which were initially recognized in the fourth quarter of 1998.
    The aggregate of the remaining components of other non-interest income, excluding the previously discussed non-recurring items and excluding money order processing fees, increased $148,000 in 1999, compared to 1998. Net fees from the Company's debit and credit card products and merchant business increased 31% to $1.7 million in 1999, as the retail card base expanded and the merchant business continued to penetrate the gift certificate subsidiarys mall agent base. ATM fees increased $124,000, to $780,000, in 1999, as higher surcharge rates offset lower non-customer ATM activity. Gains on dispositions of lease residuals declined from $266,000 in 1998 to $61,000 in 1999.

OTHER OPERATING EXPENSES
    Other operating expenses decreased $1.2 million, or 2.5%, in 1999 compared to 1998. Significant declines in legal and advertising costs were partially offset by the expense increases discussed below. Legal costs declined $1.460 million for the year as discovery efforts in the lawsuit were concluded in early 1999. Advertising expenses declined $908,000 for the year, to $1.3 million. Advertising costs in 1999 moved back to historical levels, after the additional cost of a new image campaign in 1998. Excluding the declines in legal and advertising expenses, the remaining categories of other operating expenses increased $1.1 million, or 2.5%.
    Salaries and benefits, the largest component of other operating expenses, increased $410,000, or 1.4%, to $28.8 million in 1999. Increases in pension and health insurance costs aggregating $814,000 offset lower salary costs as discussed below, causing the overall increase in salaries and benefits. Pension costs increased $581,000 in 1999, as a result of a reduction in the actuarial discount rate and a $270,000 settlement loss. Health insurance costs increased $233,000 in 1999 as claims experience increased over the prior year level. Normal salary increases were effective in April 1999. However, lower personnel costs for the Year 2000 project, controlled staffing levels, and lower costs for deferred compensation and certain bonus programs, resulted in a decrease in salary expenses of $313,000. Personnel levels decreased 5.6% to 586 full-time equivalent employees at December 31, 1999, with average full-time equivalent employees of 611 in 1999 and 622 in 1998.
    Occupancy and furniture and equipment expenses both reflected increases in 1999 compared to 1998. Occupancy expense of $3.2 million increased $205,000 in 1999, primarily as a result of the discontinuance of the subleasing of the former money order subsidiarys location and the expenses related to numerous improvements throughout the branch network. Furniture and equipment expenses of $4.6 million increased $306,000 in 1999, compared to 1998. In 1999, depreciation expense increased primarily as a result of new computer equipment upgraded in connection with the Year 2000 project and the branch platform automation project, which was completed and placed in service in early 1999.
    Excluding the impact of the decline in legal and advertising costs in 1999, previously discussed, the aggregate amount of other operating expenses increased $219,000, or 2.2%, in 1999 compared to 1998. Operating supplies expenses of $1.6 million declined 0.2% compared to 1998. The professional fees component of legal and professional fees increased approximately $110,000 in 1999, primarily as a result of contractors and consultants for market and branch studies and Web site development. Other real estate expenses declined $213,000 in 1999 as a result of lower property taxes and other expenses associated with the lower level of property held. There were no significant changes in the remaining components of other operating expenses.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS
    Statement of Financial Accounting Standards No. 133,
Accounting for Derivative Instruments and Hedging Activities (Statement 133) was issued by the Financial Accounting Standards Board in June 1998. During 1999, Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activites Deferral Of the Effective Date of FASB
Statement No. 133" was issued, and the effective date of Statement 133 was delayed one year. Statement 133 standardizes the accounting for derivative instruments and will be effective for the Company on January 1, 2001. Statement 133 currently applies to the Company's interest rate swap contracts. Under the standard, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it.
 If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as A component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately.
    At December 31, 2000, the Company had two interest rate swap contracts, which would be classified as cash flow hedges under Statement 133. Management believes the current impact of adopting Statement 133 would not be material to the Companys consolidated financial statements. Adoption of Statement 133 would have increased other comprehensive income $439,000 at December 31, 2000.
    Statement of Financial Accounting Standards No. 138,
Accounting for Derivative Instruments and Hedging Activities an Amendment of FASB Statement No. 133 (Statement 138) was issued in June 2000. Statement 138 provides guidance with respect to certain implementation issues regarding Statement 133.
    In September 2000, the Financial Accounting Standards Board issued Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities a replacement of FASB Statement No. 125 (Statement 140). This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The standards are based on the consistent application of the financial components approach, whereupon after a transfer, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes financial liabilities when extinguished.
    This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to Securitization transactions and collateral for fiscal years ending after December 15, 2000.
    The Company currently has no servicing assets; therefore, Management believes the effect of the adoption of Statement 140 will not have a material impact on the consolidated financial statements.

FORWARD LOOKING STATEMENTS
    The Statements contained in this filing that are not purely historical are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The use of words such as believes, estimates, plans, expects and similar expressions are intended to identify forward-looking statements. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statement. It is important to note that the Companys actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially from those projected include, among others: customer concentration; cyclicality; changes in interest rates; changes in economic conditions in Louisville, Kentucky, and the surrounding region; asset quality and the adequacy of the allowance for loan losses; increased competition from banking and other financial institutions; the valuation of other real estate; dependence on key personnel; and changes in government regulation. Prospective purchasers of the Companys common stock should consult the risk factors listed from time to time in the Companys Reports on Form 10-Q, 8-K, 10-K, and Annual Reports to Shareholders.


INTEREST RATE SENSITIVITY ANALYSIS

Dollars In Thousands                                                                                  Non-interest
December 31, 2000                             0-90       91-180     181-365       1-5        Over 5     Bearing
                                              Days        Days        Days       Years       Years       Funds        Total
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
Assets
  Loans, net                                 $469,863     $36,070     $53,025    $260,538    $226,645      $2,149 $1,048,290
  Securities                                  294,050      19,768      31,656     181,417     105,946                632,837
  Other assets                                                                                            122,823    122,823
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
    Total assets                              763,913      55,838      84,681     441,955     332,591     124,972  1,803,950
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
Sources of Funds
  Deposits:
    Demand deposits                            16,476                                         148,287                164,763
    Savings deposits                           40,955                                         126,359                167,314
    Time deposits                             150,527     131,583      95,655     155,589         343                533,697
  Federal funds purchased and
    securities sold under                     321,975                                                                321,975
  Advances from the Federal Home
    Loan Bank                                   2,357       1,800       3,681      20,983      33,133                 61,954
  Other liabilities and non-interest
    bearing deposits                                                                                      375,878    375,878
  Shareholders' equity                                                                                    178,369    178,369
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
    Total sources of funds                    532,290     133,383      99,336     176,572     308,122     554,247  1,803,950
                                           ----------- ----------- ----------- ----------- ----------- ----------- ----------
    Asset / liability gap                     231,623     (77,545)    (14,655)    265,383      24,469    (429,275)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    Interest rate swap contracts              (85,000)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    INTEREST SENSITIVITY GAP                  146,623     (77,545)    (14,655)    265,383      24,469    (429,275)
                                           ----------- ----------- ----------- ----------- ----------- -----------
    CUMULATIVE INTEREST SENSITIVITY GAP      $146,623     $69,078     $54,423    $319,806    $344,275
                                           =========== =========== =========== =========== ===========
CUMULATIVE INTEREST SENSITIVITY GAP
  AS A PERCENT OF TOTAL ASSETS                   8.13%       3.83%       3.02%      17.73%      19.08%

RATE-SENSITIVE ASSETS TO RATE-
  SENSITIVE LIABILITIES                         1.28X       0.42X       0.85X       2.50X       1.08X



AVERAGE BALANCES AND YIELDS/RATES TAX EQUIVALENT BASIS

Dollars In Thousands                                2000                          1999                          1998
                                        ----------------------------- ----------------------------- -----------------------------
                                        Average              Yields/  Average              Yields/  Average              Yields/
                                        Balance     Interest Rates    Balance     Interest Rates    Balance     Interest Rates
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
EARNING ASSETS:
   Securities:
    U.S. Treasury and
     government agencies                  $167,297  $10,429     6.23%   $141,612   $7,713     5.45%    $72,131   $4,418     6.18%
    States and political
     subdivisions                           57,300    4,543     8.06      53,044    4,404     8.71      54,039    4,385     8.66
    Collateralized mortgage obligations
     and other                             229,063   15,711     6.68     186,105   10,375     5.49     197,021   11,169     5.65
   Federal funds sold                        3,657      239     6.53       4,701      236     5.02       9,508      526     5.53
   Securities purchased under
    agreements to resell                    22,874    1,477     6.46      84,371    4,167     4.94     105,310    5,789     5.50
   Loans, net of unearned income         1,056,434   98,205     9.30   1,019,338   91,880     9.01     925,522   86,758     9.37
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total earning assets               1,536,625  130,604     8.47%  1,489,171  118,775     7.97%  1,363,531  113,045     8.31%
NON-EARNING ASSETS:
   Allowance for loan losses                (9,853)                       (9,113)                       (9,150)
   Cash and due from banks                  32,297                        32,900                        30,688
   Other                                    57,585                        54,676                        53,719
                                        -----------                   -----------                   -----------
      Total assets                      $1,616,654                    $1,567,634                    $1,438,788
                                        ===========                   ===========                   ===========
INTEREST BEARING LIABILITIES:
   Deposits:
    Demand deposits                       $176,675    3,585     2.03%   $190,115    3,903     2.05%   $194,920    4,858     2.49%
    Savings deposits                       181,062    7,443     4.11     184,848    6,710     3.63     140,444    5,136     3.66
    Certificates of deposit
     $100,000 and over                     104,417    6,334     6.07      73,888    3,827     5.18      59,657    3,383     5.67
    Other time deposits                    393,381   22,619     5.75     363,891   19,074     5.24     372,791   21,101     5.66
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing deposits      855,535   39,981     4.67     812,742   33,514     4.12     767,812   34,478     4.49
   Federal funds purchased and
    securities sold under
    agreements to repurchase               290,530   17,061     5.87     304,320   14,175     4.66     255,119   12,744     5.00
   Advances from the Federal Home
    Loan Bank                               65,204    3,881     5.95      72,277    4,293     5.94      71,792    4,341     6.05
                                        ----------- -------- -------- ----------- -------- -------- ----------- -------- --------
      Total interest bearing liabilities 1,211,269   60,923     5.03%  1,189,339   51,982     4.37%  1,094,723   51,563     4.71%

NON-INTEREST BEARING LIABILITIES:
   Demand deposits                         137,201                       132,513                       121,964
   Other                                    85,224                        73,215                        60,953
                                        -----------                   -----------                   -----------
      Total liabilities                  1,433,694                     1,395,067                     1,277,640
SHAREHOLDERS' EQUITY                       182,960                       172,567                       161,148
      Total liabilities and             -----------                   -----------                   -----------
       shareholders' equity             $1,616,654                    $1,567,634                    $1,438,788
                                        ===========                   ===========                   ===========
NET INTEREST INCOME                                 $69,681                       $66,793                       $61,482
                                                    ========                      ========                      ========
NET INTEREST SPREAD                                             3.44%                         3.60%                         3.60%
NET YIELD ON EARNING ASSETS                                     4.52%                         4.48%                         4.52%
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


INTEREST INCOME AND INTEREST EXPENSE
VOLUME AND RATE CHANGES FOR THE YEARS 2000 AND 1999 TAX EQUIVALENT BASIS

In Thousands                           Net Change    Due to      Due to    Net Change    Due to      Due to
                                       2000/1999     Volume       Rate     1999/1998     Volume       Rate
                                      ----------------------------------- -----------------------------------
Increase (Decrease)
Interest Income:
   Securities                             $8,191      $4,962      $3,229      $2,520      $3,651     ($1,131)
   Federal funds sold                          3         (59)         62        (290)       (245)        (45)
   Securities purchased under
    agreements to resell                  (2,690)     (3,694)      1,004      (1,622)     (1,074)       (548)
   Loans, net of unearned income           6,325       3,400       2,925       5,122       8,549      (3,427)
                                      ----------------------------------- -----------------------------------
      Total interest income               11,829       4,609       7,220       5,730      10,881      (5,151)

Interest Expense:
   Deposits:
    Demand deposits                         (318)       (273)        (45)       (955)       (117)       (838)
    Savings deposits                         733        (140)        873       1,574       1,612         (38)
    Certificates of deposit
     $100,000 and over                     2,507       1,773         734         444         756        (312)
    Other time deposits                    3,545       1,614       1,931      (2,027)       (495)     (1,532)
   Federal funds purchased and
    securities sold under
    agreements to repurchase               2,886        (667)      3,553       1,431       2,335        (904)
   Advances from the Federal Home
    Loan Bank                               (412)       (421)          9         (48)         29         (77)
                                      ----------------------------------- -----------------------------------
      Total interest expense               8,941       1,886       7,055         419       4,120      (3,701)
                                      ----------------------------------- -----------------------------------
Net Interest Income                       $2,888      $2,723        $165      $5,311      $6,761     ($1,450)
                                      =================================== ===================================


The volume/rate variance is allocated to the volume and rate categories based upon the absolute value of volume and rate variances before the allocation.


SUMMARY OF FINANCIAL DATA

In Thousands, Except Per Share Amounts
Years Ended December 31
                                              2000         1999         1998         1997         1996
                                         -----------------------------------------------------------------
Total interest income                        $128,908     $116,942     $111,255     $107,196     $100,785
Total interest expense                         60,923       51,982       51,563       49,677       47,979
                                         -----------------------------------------------------------------
Net interest income                            67,985       64,960       59,692       57,519       52,806
Provision for loan losses                      19,040        3,451          972          300          414
                                         -----------------------------------------------------------------
Net interest income after
  provision for loan losses                    48,945       61,509       58,720       57,219       52,392
Non-interest income                            18,243       18,699       19,809       13,173       14,527
Other operating expenses                       62,447       48,507       49,735       44,422       44,577
                                         -----------------------------------------------------------------
Income before income taxes                      4,741       31,701       28,794       25,970       22,342
Income tax expense                                 90        9,326        8,581        8,055        7,313
                                         -----------------------------------------------------------------
Net income                                     $4,651      $22,375      $20,213      $17,915      $15,029
                                         =================================================================
Per common share:
  Net income:
     Basic                                      $0.42        $2.05        $1.86        $1.68        $1.42
     Diluted                                     0.42         2.02         1.83         1.65         1.42
  Cash dividends declared                       0.893        0.829        0.769        0.693        0.613



December 31
                                              2000         1999         1998         1997         1996
                                         -----------------------------------------------------------------
Loans, net of unearned income              $1,058,269   $1,063,949   $1,005,021     $891,075     $804,182
Total assets                                1,803,950    1,744,706    1,594,763    1,509,579    1,420,933
Total deposits                              1,029,308      997,899      953,924      878,829      825,257
Advances from the Federal Home Loan Bank       61,954       68,389       74,862       63,165       69,042
Total shareholders' equity                    178,369      178,548      167,436      155,709      140,638



QUARTERLY FINANCIAL DATA

In Thousands, Except                  2000                              1999                             1998
Per Share Amounts       ---------------------------------------------------------------------------------------------------
                        First   Second  Third   Fourth    First   Second  Third   Fourth   First   Second  Third   Fourth
                        --------------------------------- -------------------------------- --------------------------------
Total interest
  income                $31,559 $32,420 $32,115  $32,814  $28,241 $28,955 $29,365 $30,381  $28,016 $27,541 $28,021 $27,677
Total interest
  expense                14,585  14,924  15,306   16,108   12,887  12,929  12,792  13,374   13,293  12,798  12,908  12,564
Provision for
  loan losses               575     515   1,045   16,905      281   1,470     590   1,110     ---      500    ---      472
Net interest income      ------  ------  ------   ------   ------  ------  ------  ------   ------  ------  ------  ------
 after provision
 for loan losses         16,399  16,981  15,764      199   15,073  14,556  15,983  15,897   14,723  14,243  15,113  14,641

Non-interest income       4,407   4,202   5,228    4,406    4,745   5,509   4,193   4,252    4,317   7,360   3,525   4,587
Other operating
  expenses               11,777  11,611  11,998   27,061   11,833  11,733  12,158  12,783   11,746  12,546  12,436  12,987

                         ------  ------  ------   ------   ------  ------  ------  ------   ------  ------  ------  ------
Income (loss) before
  income taxes            9,029   9,572   8,994  (22,854)   7,985   8,332   8,018   7,366    7,294   9,057   6,202   6,241
Income taxes              2,611   2,813   2,663   (7,997)   2,367   2,640   2,175   2,144    2,169   2,749   1,792   1,871
                         ------  ------  ------   ------   ------  ------  ------  ------   ------  ------  ------  ------
Net income (loss)        $6,418  $6,759  $6,331 ($14,857)  $5,618  $5,692  $5,843  $5,222   $5,125  $6,308  $4,410  $4,370
                         ======  ======  ======   ======   ======  ======  ======  ======   ======  ======  ======  ======
Per common share
 Net income (loss)
  Basic                   $0.58   $0.61   $0.57   ($1.35)   $0.51   $0.52   $0.53   $0.48    $0.47   $0.58   $0.41   $0.41
  Diluted                  0.57    0.61    0.57    (1.33)    0.50    0.51    0.52    0.47     0.47    0.56    0.40    0.40
                         ======  ======  ======   ======   ======  ======  ======  ======   ======  ======  ======  ======


MARKET FOR MIDAMERICA BANCORP'S STOCK AND
RELATED SECURITY HOLDER MATTERS


    MidAmerica Bancorp's common stock is traded on the American Stock Exchange (AMEX) under the symbol MAB. As of December 31, 2000, the total number of registered holders of the Company's common stock was 949 and the closing price of the Company's common stock was $ 22.75.

    Registrar and Transfer Company is the stock transfer agent, dividend disbursing agent, and registrar for the common stock of the Company.

    The tables below represent the high and low market prices for MidAmerica Bancorp's common stock as reported by AMEX and the cash dividends declared on common stock, in each quarter of the last two years. Per share data has been adjusted to reflect the effect of stock dividends during the periods presented.



                                                  Market Price
                                          --------------------------
2000              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter              $ .2233                $27.91       $21.85
2nd Quarter                .2233                 25.24        22.21
3rd Quarter                .2233                 26.94        23.06
4th Quarter                .2233                 25.55        21.13


                                                  Market Price
                                          --------------------------
1999              Cash Dividends Declared     High         Low
--------------------------------------------------------------------
1st Quarter              $ .2073                $27.10       $21.97
2nd Quarter                .2073                 25.04        21.85
3rd Quarter                .2073                 24.39        21.68
4th Quarter                .2073                 33.62        22.03


Management's Statement on Financial Reporting

    The Management of the Company is responsible for the integrity and objectivity of the financial information presented in this Annual Report. Management has prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which involve the use of estimates and judgments where appropriate.

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

    The Audit Committee of the Board of Directors reviews the systems of internal control and financial reporting. The Committee meets and consults regularly with Management, the internal auditors, and the independent auditors to review the scope and results of their work. The accounting firm of KPMG LLP has performed an independent audit of the Company's consolidated financial statements. The firm's report appears below.


/s/Bertram W. Klein      /s/R. K. Guillaume         /s/Steven A. Small
Bertram W. Klein         R. K. Guillaume            Steven A. Small
Chairman of the Board    Chief Executive Officer    Chief Financial Officer and
                                                    Executive Vice President

Independent Auditors' Report

The Board of Directors and Shareholders
MidAmerica Bancorp:

    We have audited the accompanying consolidated balance sheets of MidAmerica Bancorp and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Bancorp and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                /s/KPMG LLP

Louisville, Kentucky
January 16, 2001, except for note R,
   which is as of March 7, 2001


CONSOLIDATED BALANCE SHEETS

In Thousands, Except Share and Per Share Amounts
December 31
                                                                2000         1999
                                                            -----------  -----------
ASSETS
Cash and due from banks                                        $55,421      $41,478
Securities available for sale, amortized cost
    of $625,230 (2000) and $588,427 (1999)                     630,312      586,523
Securities held to maturity, market value
    of $2,555 (2000) and $4,001 (1999)                           2,525        4,018
Loans, net of unearned income                                1,058,269    1,063,949
Allowance for loan losses                                       (9,979)      (9,854)
                                                             ----------   ----------
  Loans, net                                                 1,048,290    1,054,095
Premises and equipment                                          21,153       21,822
Other assets                                                    46,249       36,770
                                                             ----------   ----------
    Total assets                                            $1,803,950   $1,744,706
                                                             ==========   ==========
LIABILITIES
Deposits:
  Non-interest bearing                                        $163,534     $156,720
  Interest bearing                                             865,774      841,179
                                                             ----------   ----------
  Total deposits                                             1,029,308      997,899

Securities sold under agreements to repurchase                 274,040      319,368
Federal funds purchased                                         47,935       42,390
Advances from the Federal Home Loan Bank                       164,908      123,354
Litigation settlement reserve (Note B)                          61,954       68,389
Accrued expenses and other liabilities                          30,000         -
                                                                17,436       14,758
    Total liabilities                                        ----------   ----------
                                                             1,625,581    1,566,158

SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized-750,000 shares;
   none issued                                                    --           --
Common stock, no par value; stated value $2.77 per share;
   authorized-15,000,000 shares; issued and outstanding -
   11,006,600 shares (2000); 10,642,873 shares (1999)           30,523       29,515
Additional paid-in capital                                     140,077      133,038
Retained earnings                                                4,552       17,233
Accumulated other comprehensive income (loss)                    3,217       (1,238)
                                                             ----------   ----------
    Total shareholders' equity                                 178,369      178,548
                                                             ----------   ----------
    Total liabilities and shareholders' equity              $1,803,950   $1,744,706
                                                             ==========   ==========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Per Share Amounts
Years Ended December 31
                                                                  2000         1999         1998
                                                               ----------   ----------   ----------
INTEREST INCOME
Interest and fees on loans                                       $97,962      $91,587      $86,503
Interest and dividends on:
  Taxable securities                                              26,141       18,089       15,587
  Tax exempt securities                                            3,089        2,863        2,850
Interest on federal funds sold                                       239          236          526
Interest on securities purchased under agreements to resell        1,477        4,167        5,789
                                                               ----------   ----------   ----------
    Total interest income                                        128,908      116,942      111,255
INTEREST EXPENSE
Interest on deposits                                              39,981       33,513       34,478
Interest on federal funds purchased and
  securities sold under agreements to repurchase                  17,061       14,175       12,744
Interest on Federal Home Loan Bank advances                        3,881        4,294        4,341
                                                               ----------   ----------   ----------
    Total interest expense                                        60,923       51,982       51,563
                                                               ----------   ----------   ----------
NET INTEREST INCOME                                               67,985       64,960       59,692
PROVISION FOR LOAN LOSSES (Notes B and G)                         19,040        3,451          972
                                                               ----------   ----------   ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES               48,945       61,509       58,720
NON-INTEREST INCOME
Trust fees                                                         3,216        2,898        2,465
Service charges on deposit accounts                                6,387        5,999        5,541
Gift certificate fees                                              2,503        2,298          952
Securities gains (losses)                                             (1)          24           40
Gain on sale of money order subsidiary                                --           --        4,588
Other                                                              6,138        7,480        6,223
                                                               ----------   ----------   ----------
    Total non-interest income                                     18,243       18,699       19,809
OTHER OPERATING EXPENSES
Salaries and employee benefits                                    28,445       28,857       28,447
Occupancy expense                                                  3,285        3,218        3,013
Furniture and equipment expenses                                   4,576        4,555        4,249
Provision for litigation settlement reserve (Note B)              13,500           --           --
Other                                                             12,641       11,877       14,026
                                                               ----------   ----------   ----------
    Total other operating expenses                                62,447       48,507       49,735
                                                               ----------   ----------   ----------
INCOME BEFORE INCOME TAXES                                         4,741       31,701       28,794
INCOME TAX EXPENSE                                                    90        9,326        8,581
                                                               ----------   ----------   ----------
NET INCOME                                                        $4,651      $22,375      $20,213
                                                               ==========   ==========   ==========

WEIGHTED AVERAGE SHARES OUTSTANDING
     BASIC                                                        11,000       10,934       10,837
     DILUTED                                                      11,134       11,092       11,060
                                                               ==========   ==========   ==========

NET INCOME PER COMMON SHARE
     BASIC                                                         $0.42        $2.05        $1.86
     DILUTED                                                       $0.42         2.02         1.83
                                                               ==========   ==========   ==========

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In Thousands, Except Share and Per Share Amounts
Years Ended December 31, 2000, 1999 and 1998

                                      Common     Common  Additional                    Other          Total
                                       Stock      Stock     Paid-in   Retained Comprehensive   Shareholders'
                                      Shares     Amount     Capital   Earnings  Income(Loss)         Equity
                                  --------------------------------------------------------------------------
Balance, January 1, 1998           9,878,803    $27,399   $115,182     $9,773        $3,355        $155,709
Net income                                                             20,213                        20,213
Cash dividends declared,
  ($0.769 per share)                                                   (8,345)                       (8,345)
Stock dividend declared              297,785        824      7,774     (8,598)                          ---
Stock options exercised,
   including related tax benefits     69,569        193        949                                    1,142
Change in accumulated other
   comprehensive income (loss)                                                       (1,283)         (1,283)
                                  --------------------------------------------------------------------------
Balance, December 31, 1998        10,246,157     28,416    123,905     13,043         2,072         167,436
Net income                                                             22,375                        22,375
Cash dividends declared,
  ($0.829 per share)                                                   (9,072)                       (9,072)
Stock dividend declared              309,545        858      8,255     (9,113)                          ---
Stock options exercised,
  including related tax benefits      87,171        241        878                                    1,119
Change in accumulated other
   comprehensive income (loss)                                                       (3,310)         (3,310)
                                  --------------------------------------------------------------------------
Balance, December 31, 1999        10,642,873     29,515    133,038     17,233        (1,238)        178,548
Net income                                                              4,651                         4,651
Cash dividends declared,
  ($0.893 per share)                                                   (9,851)                       (9,851)
Stock dividend declared              320,043        887      6,594     (7,481)                          ---
Stock options exercised,
  including related tax benefits      43,684        121        445                                      566
Change in accumulated other
   comprehensive income (loss)                                                        4,455           4,455
                                  --------------------------------------------------------------------------
Balance, December 31, 2000        11,006,600    $30,523   $140,077     $4,552        $3,217        $178,369
                                  ==========================================================================

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands
Years Ended December 31

                                                              2000       1999          1998
                                                         ---------- ---------- -------------
Net Income                                                  $4,651    $22,375       $20,213

Other comprehensive income (loss), net of tax:
   Unrealized gains (losses)
      on securities available for sale:
        Unrealized holding gains (losses) arising
          during the period                                  4,540     (3,294)       (1,297)
        Reclassification adjustment for (gains)
          losses included in net income                          1        (16)          (26)
                                                         -----------------------------------
                                                             4,541     (3,310)       (1,323)
   Pension liability adjustment                                (86)      ---             40
                                                         -----------------------------------
Other comprehensive income (loss)                            4,455     (3,310)       (1,283)
                                                         -----------------------------------
COMPREHENSIVE INCOME                                        $9,106    $19,065       $18,930
                                                         ===================================

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands
Years Ended December 31
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                       $4,651       $22,375       $20,213
Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation, amortization and accretion, net                    (197)        3,484         5,805
  Provision for loan losses                                      19,040         3,451           972
  Provision for litigation settlement reserve                    13,500          ---           ---
  Federal Home Loan Bank stock dividends                         (1,342)       (1,202)       (1,139)
  Securities losses (gains)                                           1           (24)          (40)
  Gain on sale of money order subsidiary                           ---           ---         (4,588)
  Gains on sales of other real estate and other assets             (513)       (1,326)       (1,172)
  Deferred taxes                                                 (9,637)          160          (315)
  Tax benefit from stock option exercises                            47           116           198
  Increase in interest receivable                                  (428)       (1,897)       (2,222)
  Increase in other assets                                       (1,551)       (4,502)       (4,294)
  Increase (decrease) in accrued expenses
     and other liabilities                                          147         1,510        (1,085)
                                                             -----------   -----------   -----------
    Net cash provided by operating activities                    23,718        22,145        12,333

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                 (1,790,201)   (1,176,329)     (197,212)
  Proceeds from maturities of securities available for sale   1,741,950       954,914       206,160
  Proceeds from sales of securities available for sale           16,065        16,275        10,206
  Purchases of securities held to maturity                       (2,024)         (501)      (83,724)
  Proceeds from maturities of securities held to maturity         3,500        80,500        77,500
  Proceeds from sale of money order subsidiary                     ---           ---          8,134
  Proceeds from sales of premises and equipment                     665            45           119
  Purchases of premises and equipment                            (2,883)       (2,998)       (3,676)
  Proceeds from sales of other real estate                        2,475         3,813         8,226
  Net decrease (increase) in loans                                3,265       (61,904)     (115,795)
                                                             -----------   -----------   -----------
    Net cash used in investing activities                       (27,188)     (186,185)      (90,062)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                       31,409        43,975        75,095
  Net increase (decrease) in securities sold
    under agreements to repurchase                              (45,328)       42,914        (8,046)
  Net increase in federal funds purchased                         5,545        30,300        12,090
  Advances from the Federal Home Loan Bank                         ---           ---         26,216
  Repayment of advances from the Federal Home Loan Bank          (6,435)       (6,473)      (14,519)
  Increase in gift certificates outstanding                      41,554        28,227        23,036
  Stock options exercised                                           519         1,003           944
  Dividends paid                                                 (9,851)       (9,072)       (8,345)
                                                             -----------   -----------   -----------
    Net cash provided by financing activities                    17,413       130,874       106,471
                                                             -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents             13,943       (33,166)       28,742
Cash and cash equivalents at beginning of year                   41,478        74,644        45,902
                                                             -----------   -----------   -----------
Cash and cash equivalents at end of year                        $55,421       $41,478       $74,644
                                                             ===========   ===========   ===========

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    MidAmerica Bancorp is a bank and savings and loan holding company whose primary subsidiary is Bank of Louisville (the Bank). Other subsidiaries include Bank of Louisville, FSB and MidAmerica Gift Certificate Company. The Company is primarily engaged in commercial and personal banking activities and trust services. Banking activities are conducted predominantly in Jefferson County, Kentucky and surrounding communities, including Southern Indiana.

    The preparation of financial statements in conformity with accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
    The consolidated financial statements include the accounts of MidAmerica Bancorp and its wholly-owned subsidiaries (the Company). Significant intercompany accounts have been eliminated in consolidation.

Securities
    Debt securities are classified as securities held to maturity and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Securities purchased with the intention of recognizing short-term profits are placed in a trading account and are carried at market value with unrealized gains or losses reported in income. Securities not classified as securities held to maturity or trading and which may be sold in response to or in anticipation of changes in interest rates or based on other factors are designated as securities available for sale and are carried at market value with unrealized holding gains or losses, net of tax effects, reflected in shareholders' equity. Amortization of premiums and accretion of discounts are recorded on the interest method. The specific identification method is used in determining gains and losses on the sale of securities.

Loans and Allowance for Loan Losses
    Loans are reported at the principal balance outstanding, net of unearned income and deferred loan fees. Interest on loans and amortization of unearned income and deferred loan fees are computed by methods which result in level rates of return. Generally, the accrual of interest on loans, including impaired loans, is discontinued when it is determined that the collection of interest or principal is doubtful, or when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain.

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

Premises and Equipment
    Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets or lease term, if shorter, on the straight line method.

Other Assets
    Included in other assets is real estate acquired in settlement of loans which is carried at the lower of cost or fair value minus estimated disposition costs. Any write-downs at the date of acquisition are charged to the allowance for loan losses. Expenses incurred in maintaining assets, subsequent write-downs to reflect declines in value, and realized gains or losses are reflected in operations.

Income Taxes
    The Company utilizes the asset and liability method of accounting for income taxes. The amounts provided for income taxes are based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as measured by the provisions of enacted laws and tax rates.

Interest Rate Swap Contracts
    The Company uses interest rate swap contracts to manage its sensitivity to interest rate risk. Interest income is accrued over the life of the swap agreements. The fair market value of these instruments is not included in the consolidated financial statements.

Net Income Per Common Share
    Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per share is determined by dividing net income by the weighted average number of shares of common stock outstanding plus the weighted average number of shares that would be issued upon exercise of dilutive options assuming proceeds are used to repurchase shares pursuant to the treasury stock method.

Recently Issued Financial Accounting Standards
    Statement of Financial Accounting Standards No. 133,
Accounting for Derivative Instruments and Hedging Activities (Statement 133) was issued by the Financial Accounting Standards Board in June 1998. During 1999, Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activites - Deferral of the Effective Date of FASB
Statement No. 133" was issued, and the effective date of Statement 133 was delayed one year. Statement 133 standardizes the accounting for derivative instruments and will be effective for the Company on January 1, 2001. Statement 133 currently applies to the Company's interest rate swap contracts. Under the standard, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately.

     At December 31, 2000, the Company had two interest rate swap contracts, which would be classified as cash flow hedges under Statement 133. Management believes the current impact of adopting Statement 133 would not be material to the Companys consolidated financial statements. Adoption of Statement 133 would have increased other comprehensive income $439,000.

     Statement of Financial Accounting Standards No. 138,
Accounting for Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133 (Statement 138) was issued in
June 2000. Statement 138 provides guidance with respect to certain implementation issues regarding Statement 133.

     In September, 2000, the Financial Accounting Standards Board issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of FASB Statement No. 125" (Statement 140). This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The standards are based on the consistent application of the financial components approach, where upon after a transfer, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes financial liabilities when extinguished.

     This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000.

     The Company currently has no servicing assets, therefore, Management believes the effect of the adoption of Statement 140 will not have a material impact on the consolidated financial statements.

B.  Litigation Matter

    In November 2000, partial summary judgment was rendered against the Bank in a 7-year-old lawsuit brought by Kentucky Central Life Insurance Company (in Liquidation) involving certain real estate loans. The partial summary judgment calls for the Bank to pay $16.5 million, which will reverse the impact of the collateral liquidation used to pay off the related loans. In the fourth quarter of 2000, the Bank recorded a provision for loan losses related to these loans and recorded a corresponding loan charge-off of $16.5 million. Additionally, the Bank recorded a provision for litigation settlement of $13.5 million for the pre-judgment interest between 1993 and December 31, 2000. As of December 31, 2000, the partial summary judgment was not final or appealable.
The Bank intends to seek a reversal of the finding and, if required to make payment under a final judgment, seek remedies from appropriate parties.

C. CASH FLOWS

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

    During 2000, 1999 and 1998, cash paid for income taxes amounted to $10.5 million, $9.7 million and $8.4 million, respectively, and cash paid for interest was $57 million, $51 million and $53 million, respectively. Loans transferred to other assets were $369,000 in 1999 and $678,000 in 1998.

D. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

    The Company enters into purchases of U.S. Treasury and U.S. government agency securities under agreements to resell such securities. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable on the consolidated balance sheets. The securities are delivered to third-party custodians' accounts designated by the Company under a written custodial agreement that explicitly recognizes the Company's interest in these securities. Securities purchased under agreements to resell averaged $23 million during 2000 with an average yield of 6.46% and averaged $84 million during 1999 with an average yield of 4.94%. The maximum month-end balance outstanding during 2000 and 1999 was $49 million and $235 million, respectively.

E. Securities

    The amortized cost and market value of securities available for sale follows:


In Thousands                                      December 31, 2000                       December 31, 1999
                                    --------------------------------------- ----------------------------------------
                                    Amortized      Unrealized       Market  Amortized       Unrealized       Market
                                         Cost    Gains    Losses     Value       Cost     Gains    Losses     Value
                                    --------------------------------------- ----------------------------------------
U.S. Treasury and
 U.S. government agencies           $336,133    $1,103      $122  $337,114  $317,316        $63      $273  $317,106
Collateralized mortgage obligations  184,126     1,792       469   185,449   184,896        152     2,318   182,730
States and political subdivisions     62,663     2,717        21    65,359    52,448        836       366    52,918
Corporate obligations                 20,310        82        --    20,392    13,110          2        --    13,112
Federal Reserve and Federal
   Home Loan Bank stock               21,998        --        --    21,998    20,657         --        --    20,657
                                    --------------------------------------- ----------------------------------------
                                    $625,230    $5,694      $612  $630,312  $588,427     $1,053    $2,957  $586,523
                                    ======================================= ========================================


    The amortized cost and market value of securities held to maturity follows:

In Thousands                                    December 31, 2000                        December 31, 1999
                                    --------------------------------------- ----------------------------------------
                                    Amortized      Unrealized       Market  Amortized       Unrealized       Market
                                         Cost    Gains    Losses     Value       Cost     Gains    Losses     Value
                                    --------------------------------------- ----------------------------------------
U.S. Treasury and
 U.S. government agencies             $2,525       $30        --    $2,555    $4,018         $1       $18    $4,001
                                    ======================================= ========================================

    A summary of debt securities at December 31, 2000 based on scheduled maturities is shown in the table below. Actual maturities may differ from scheduled maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. Collateralized mortgage obligations are assigned to maturity categories based on expected cash flows.


In Thousands                                             Securities Available for Sale   Securities Held to Maturity
                                                        -----------------------------  -----------------------------
                                                        Amortized             Market   Amortized             Market
                                                             Cost              Value        Cost              Value
                                                        -----------------------------  -----------------------------
Due within one year                                     $343,491            $343,179         --                  --
Due after one year through five years                    185,973             186,834     $2,525              $2,555
Due after five years through ten years                    23,201              25,464         --                  --
Due after ten years                                       50,567              52,837         --                  --
                                                        -----------------------------  -----------------------------
                                                        $603,232            $608,314     $2,525              $2,555
                                                        =============================  =============================

    Gross realized gains and losses on sales of securities available for sale were $0, and $1,000, respectively, in 2000, $24,000, and $0, respectively, in 1999, and $40,000 and $0, respectively, in 1998. Securities with a book value of $353,953,000 and $377,842,000 at December 31, 2000 and 1999,
respectively, were pledged to secure public and trust deposits, repurchase agreements and for other purposes.

F. LOANS

    The composition of loans follows:


In Thousands
December 31
                                                          2000          1999
                                                    ------------  ------------
Commercial and financial                                $480,586      $505,963
Real estate - construction and development               120,748        75,117
Real estate - residential mortgages                      317,370       321,568
Consumer                                                  60,994        57,972
Indirect automobile                                       78,571       103,329
                                                    ------------  ------------
                                                      $1,058,269    $1,063,949
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

    At December 31, 2000 and 1999, the recorded investment in impaired loans was $5.337 and $4.969 million, respectively. Included in impaired loans at December 31, 2000 is $3.888 million of impaired loans for which the related allowance for loan losses is $1.151 million. Included in impaired loans at December 31, 1999 were $4.237 million of impaired loans for which the related allowance for loan losses was $1.406 million. The average recorded investment in impaired loans during 2000 and 1999 was approximately $4.589 and $4.603 million, respectively. For the years ended December 31, 2000, 1999 and 1998, the Company recognized interest income on impaired loans of $419,000, $309,000 and $119,000, respectively, using the cash basis method of income recognition.
Interest income of $386,000, $380,000 and $284,000 would have been recognized on impaired loans in 2000, 1999 and 1998, respectively, if these loans were performing under original terms.

G. ALLOWANCE FOR LOAN LOSSES

    Activity in the allowance for loan losses follows:

In Thousands
                                         2000      1999      1998
                                     ------------------------------
      Balance, January 1                $9,854    $9,010    $9,209

      Loans charged-off                (19,283)   (3,030)   (1,355)
      Recoveries                           368       423       184
                                     ------------------------------
      Net loans charged-off            (18,915)   (2,607)   (1,171)

      Provision for loan losses         19,040     3,451       972
                                     ------------------------------
      Balance, December 31              $9,979    $9,854    $9,010
                                     ==============================


H. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

    A summary of premises and equipment follows:

In Thousands
December 31
                                                               2000         1999
                                                            ----------------------
Land                                                          $4,859       $4,872
Buildings and leasehold improvements                          15,560       15,307
Furniture and equipment                                       21,431       20,137
                                                            ----------------------
                                                              41,850       40,316
Less accumulated depreciation and amortization                20,697       18,494
                                                            ----------------------
                                                             $21,153      $21,822
                                                            ======================


    At December 31, 2000, the Company was obligated under long-term operating leases covering various premises and equipment. The
Company's main office and most branch office lease agreements contain renewal options.

    Rental expense was $1,545,000, $1,522,000 and $1,443,000 for
2000, 1999 and 1998, respectively.

    Minimum rental commitments under noncancelable leases in future years are as follows:

In Thousands
Year Ending December 31

2001                                                                   $1,526
2002                                                                    1,427
2003                                                                    1,258
2004                                                                    1,034
2005                                                                      455
Thereafter                                                              2,755
=============================================================================

I. INCOME TAXES

    The provision for income taxes consists of the following:


In Thousands
Years ended December 31
                                                               2000     1999     1998
                                                            ---------------------------
Income taxes applicable to operations:
Current:
  Federal                                                     $9,637   $8,830   $8,313
  State                                                           91      336      583
                                                            ---------------------------
                                                               9,728    9,166    8,896

Deferred                                                      (9,637)     160     (315)
                                                            ---------------------------
Total applicable to operations                                    91    9,326    8,581

Charged (credited) to components of shareholders' equity:
  Net unrealized securities gains (losses)                     2,445   (1,782)    (713)
  Stock options exercised                                        (47)    (116)    (198)
  Pension liability adjustment                                   (47)    -          21
                                                            ---------------------------
Total income taxes                                            $2,442   $7,428   $7,691
                                                            ===========================


    The provision for income taxes in the consolidated statements of income is reconciled to the federal statutory rate as follows:


                                                               2000     1999     1998
                                                            ---------------------------
Tax at federal statutory rate                                   35.0%    35.0%    35.0%
Tax exempt interest income                                     (26.6)    (3.8)    (4.0)
Non-deductible expenses                                          4.8      0.7      0.6
Tax credits                                                     (9.4)    (2.3)    (2.1)
Other, net                                                      (1.9)    (0.2)     0.3
                                                            ---------------------------
                                                                 1.9%    29.4%    29.8%
                                                            ===========================


    The principal types of basis differences between assets and liabilities for financial reporting and tax return purposes which give rise to deferred taxes relate to the following:


In Thousands
December 31
                                                                       2000     1999
                                                                     ------------------
Deferred tax assets:
   Allowance for loan losses                                           $9,275   $3,457
   Accrued expenses                                                     5,542      878
   Deferred compensation                                                  487      428
   Mark-to-market adjustments related to securities                      -         649
   Pension                                                                647      652
   Other                                                                   54      114
                                                                     ------------------
  Total deferred tax assets                                            16,005    6,178
                                                                     ------------------

Deferred tax liabilities:
   Lease accounting                                                     1,889    1,952
   Depreciation                                                           869      970
   Mark-to-market adjustments related to securities                     1,535     -
   Federal Home Loan Bank stock dividends                               2,756    2,286
   Other                                                                1,030      543
                                                                     ------------------
  Total deferred tax liabilities                                        8,079    5,751
                                                                     ------------------
Net deferred tax asset                                                 $7,926     $427
                                                                     ==================

    Based upon historical and projected levels of taxable income, management believes it is more likely than not that the Company will realize the income tax benefits of its deductible temporary differences. Accordingly, no valuation allowance for deferred tax assets was recorded at December 31, 2000 and 1999.

    Income taxes are net of low income housing and rehabilitation tax credits recognized of $445,000 in 2000, $720,000 in 1999 and $602,000 in 1998.

J. DEPOSITS

    A summary of deposits follows:

In Thousands
December 31
                                                        2000          1999
                                                        ------------  ------------
Interest bearing demand deposits                           $164,763      $180,634
Savings deposits                                            151,781       163,589
Time and savings deposits $100,000 and over                 137,401       130,445
All other time deposits                                     411,829       366,511
                                                        ------------  ------------
     Total interest bearing deposits                        865,774       841,179
Non-interest bearing deposits                               163,534       156,720
                                                        ------------  ------------
     Total deposits                                      $1,029,308      $997,899
                                                        ============  ============

    Maturities of certificates of deposits at December 31, 2000, were $378 million less than one year and $156 million 1 - 5 years.



K.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

    The Company enters into sales of securities under agreements to repurchase which are treated as financings. The obligation to repurchase securities sold is reflected as a liability and the assets underlying the agreements remain in the respective securities account. Information concerning securities sold under agreements to repurchase is summarized as follows:


                                                December 31, 2000                                 December 31, 1999
Dollars In Thousands            ------------------------------------------------  -------------------------------------------------
                                        Asset Sold         Repurchase Liability           Asset Sold          Repurchase Liability
                                ------------------------- ----------------------  -------------------------  ----------------------
                                                                       Weighted                                           Weighted
                                                                        Average                                            Average
                                  Carrying      Market                 Interest     Carrying      Market                  Interest
Maturity/Type of Asset             Amount       Value        Amount      Rate        Amount       Value         Amount      Rate
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
Overnight to 30 Days
  U.S. Treasury and
  government agencies              $266,406     $270,746     $265,540      6.11%     $313,402     $315,074      $311,531      4.48%

Over 90 Days
  U.S. Treasury and
  government agencies                 9,111        9,383        8,500      6.70%        8,517        8,515         7,837      5.40%
                                ------------ ------------ ------------ ---------  ------------ ------------  ------------ ---------
                                   $275,517     $280,129     $274,040      6.12%     $321,919     $323,589      $319,368      4.50%
                                ============ ============ ============ =========  ============ ============  ============ =========

                                                  2000         1999
                                             ------------ ------------
Average balance during the year                 $249,303     $267,805

Average interest rate during the year               5.79%        4.60%

Maximum month-end balance during the year       $289,504     $325,404

L. ADVANCES FROM THE FEDERAL HOME LOAN BANK

    The Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and, accordingly, is eligible to borrow from the FHLB. The Bank pledges certain first mortgage loans as collateral for these advances. The aggregate balance in these mortgages must equal 125% of the advances outstanding. At December 31, 2000, the Company's eligible collateral provided a borrowing limit of approximately $120 million. Certain information with respect to outstanding advances from the FHLB is summarized below:


Dollars In Thousands

                                                                          Weighted
                                                                          Average
                                                                          Interest
Year of Maturity                                               Amount       Rate
--------------------------------------------------------------------------------------
2002 - 2008                                                     $52,498        5.76 %
2009 - 2013                                                       6,507        7.01
2014                                                              2,949        7.13
                                                            ------------ -----------
                                                                $61,954        5.96 %
                                                            ============ ===========


    Scheduled principal repayments on advances from the FHLB are $7,838,000, $7,402,000, $5,880,000, $3,748,000, and $3,953,000 for
2001 through 2005, respectively, and $33,133,000 thereafter.

    Included in the above schedule are convertible fixed rate advances aggregating $20 million at a weighted average interest rate of 5.67%, that can be converted by FHLB to a three month
LIBOR floating rate. The Bank can repay the convertible advances, without penalty, if FHLB exercises its option to convert to a floating rate. The option to convert these advances commences on April 30, 2001 for $15 million and on April 30, 2003 for $5 million.

M. EMPLOYEE BENEFIT PLANS

    The Company has a defined benefit pension plan covering substantially all of its employees. The Company also sponsors an unfunded non-qualified excess benefit plan covering certain executive officers.

    The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets:


In Thousands
December 31
                                                                                       2000       1999
                                                                                  ----------------------
Change in benefit obligation:
   Benefit obligation at beginning of year                                           $13,738    $14,727
   Service cost                                                                          953      1,089
   Interest cost                                                                       1,077      1,022
   Actuarial (gain) loss                                                                 960     (1,994)
   Benefits paid                                                                        (898)    (1,239)
   Settlement                                                                             68        133
                                                                                  ----------------------
   Benefit obligation at end of year                                                  15,898     13,738
                                                                                  ----------------------

Change in plan assets:
   Fair value of plan assets at beginning of year                                     11,060     10,689
   Actual return on plan assets                                                          404        378
   Company contributions                                                               1,277      1,232
   Benefits paid                                                                        (898)    (1,239)
                                                                                  ----------------------
   Fair value of plan assets at end of year                                           11,843     11,060
                                                                                  ----------------------

Funded status                                                                         (4,055)    (2,678)
Unrecognized actuarial loss                                                            2,252      1,031
Unrecognized prior service cost                                                           69         84
Unrecognized net asset at transition                                                    (114)      (295)
                                                                                  ----------------------
Accrued pension cost                                                                 ($1,848)   ($1,858)
                                                                                  ======================
Weighted average assumptions as of December 31:
   Discount rate                                                                        7.50%      7.75%
   Expected return on plan assets                                                       7.00%      7.00%
   Rate of compensation increase                                                        4.25%      4.25%

    Net pension expense for 2000, 1999, and 1998 included the following components:

In Thousands
Years ended December 31
                                                                            2000       1999       1998
                                                                       ---------------------------------
Service cost-benefits earned during the period                               $953     $1,089       $912
Interest cost on projected benefit obligation                               1,077      1,022        900
Expected return on plan assets                                               (813)      (738)      (694)
Amortization of prior service cost, transition asset, and
  actuarial loss                                                             (113)        (7)       (63)
                                                                       ---------------------------------
Net pension expense                                                        $1,104     $1,366     $1,055
                                                                       =================================

    The projected benefit obligation and accumulated benefit obligation for the unfunded non-qualified excess benefit plan were $1,350,000 and $665,000, as of December 31, 2000, respectively and $1,195,000 and $665,000, respectively as of December 31, 1999.

    In 2000 and 1999, a portion of the unfunded plan's obligations were settled by lump sum payments of $311,000 and $487,000, respectively resulting in the recognition of settlement losses of $163,000 in 2000 and $270,000 in 1999.

    The Company does not have a significant commitment to pay post-retirement or post-employment benefits other than pension benefits.

    The Company also offers a defined contribution employee stock ownership plan. The Company's contributions to this plan were $647,000, $566,000, and $652,000 for 2000, 1999, and 1998,
respectively.

    The Company has incentive stock option plans under which shares of common stock have been reserved for the granting of stock options to certain key employees of the Company. The Company applies APB Opinion No.25 and related Interpretations in accounting for these plans. No compensation expense has been recognized for these fixed stock option plans. Had compensation cost for the Company's stock options granted in 2000, 1999 and 1998 been determined under the fair value approach described in FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


In Thousands, Except Per Share Amounts
Years ended December 31
                                                      2000       1999       1998
                                                 ---------------------------------
Net income                 As Reported               $4,651    $22,375    $20,213
                           Pro forma                  3,979     21,908     19,899

Basic net income           As Reported                $0.42      $2.05      $1.86
  per share                Pro forma                   0.36       2.00       1.83

Diluted net                As Reported                $0.42      $2.02      $1.83
  income per share         Pro forma                   0.36       1.97       1.80


    The fair values of the option grants are estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yields of 3.33%, 3.42% and 2.56%; expected volatility of 24%, 23% and 21%; risk-free interest rates of 6.69%, 4.73% and 5.59%; and expected lives of 6.14, 6.11 and 6.50 years.

    The plans provide that the option price shall not be less than the fair market value of the stock at the effective date the options are granted, and that the term of the options shall not be more than ten years from the date of the grant. Options are exercisable ratably over a four year period. Options granted under the plans prior to 1997 were exercisable one year after the date of the grant. Shares available for future grants were 480,618 at December 31, 2000.

    A summary of the status of the Company's incentive stock option plans as of December 31, 2000, 1999 and 1998 and changes during the years ended on those dates is presented below:


                                               2000                  1999                  1998
                                      ---------- ---------- ---------- ---------- ---------- ----------
                                                  Weighted              Weighted              Weighted
                                                   Average               Average               Average
                                         Shares     Price      Shares     Price      Shares     Price
                                      ------------------------------------------------------------------
Outstanding at January 1                 906,337     $19.59    849,568     $17.82    728,422     $14.03
  Granted                                187,050      27.11    194,279      24.53    211,584      29.53
  Expired                                (18,113)     27.45    (23,620)     26.80    (10,294)     22.69
  Exercised                              (48,822)     12.36   (113,890)     13.35    (80,144)     13.36
Outstanding at December 31            -----------           -----------           -----------
                                       1,026,452     $21.16    906,337     $19.59    849,568     $17.82
                                      ===========           ===========           ===========

Exercisable at December 31               588,607               524,138               548,826
                                      ===========           ===========           ===========
Weighted-average fair value
  of options granted                       $6.99                 $5.05                 $7.25
                                      ===========           ===========           ===========


    The following table summarizes information about incentive stock options outstanding at December 31, 2000:


                       Options Outstanding                   Options Exercisable
                ---------------------------------           ----------------------
                            Weighted-  Weighted-                        Weighted-
  Range of                   Average    Average                          Average
  Exercise                  Remaining  Exercise                         Exercise
   Prices          Shares     Life      Price                  Shares    Price
-------------------------------------------------           ----------------------
$ 9.25 to 14.00    242,513   2.6 years    $12.31               242,513     $12.31
 14.01 to 20.00    235,293   4.5 years     16.49               208,664      16.24
 20.01 to 27.00    344,589   8.1 years     25.63                45,396      24.55
 27.01 to 32.07    204,057   6.1 years     29.50                92,034      29.50
                -----------                                 -----------
$ 9.25 to 32.07  1,026,452   5.6 years    $21.16               588,607     $17.34
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

    The Company has a Non-employee Directors Deferred Compensation Plan that entitles directors to elect to defer director fees into a participant account that includes a deferred stock or cash account. Under the terms of the plan at December 31, 2000, 31,260 shares of common stock of the Company have been accumulated in participant accounts for future issuance. The accumulated liability recorded to cover the issuance of these shares was approximately $667,000 at December 31, 2000. The Company has reserved 86,088 shares of common stock for issuance under the plan.

N. REGULATORY RESTRICTIONS ON DIVIDENDS AND CASH AND OTHER REGULATORY MATTERS

    Under the Federal Reserve Act, prior approval of the Federal banking authorities is required if dividends declared by the Company's banking subsidiary in any year exceed its net profits for that year, as defined, combined with retained net profits, as defined, for the two preceding years. As of January 1, 2001, the aggregate amount of retained earnings available for distribution to the Company by subsidiaries without prior approval was approximately $21 million. In addition to restrictions on the payment of dividends, the Federal Reserve and the Commonwealth of Kentucky place certain cash reserve requirements on deposits.
The reserve requirements, which were $12.8 million at December 31, 2000, are met by holding a percentage of deposits in vault cash or maintaining a balance directly with the Federal Reserve. The Company was in compliance with all cash reserve requirements at December 31, 2000.

    The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material impact on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

    As of December 31, 2000, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.


    The Company's and the Bank's actual capital amounts and ratios are presented in the following table.

Dollars In Thousands                                                   To Be Well
                                                                   Capitalized Under
                                                  For Capital      Prompt Corrective
                                  Actual       Adequacy Purposes   Action Provisions
                            ------------------ ------------------  ------------------
                              Amount    Ratio    Amount    Ratio     Amount    Ratio
                            ---------- ------- ---------- -------  ---------- -------
As of December 31, 2000:

   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $185,076    14.6%  $101,699   > 8.0 %  $127,123   >10.0 %
      Bank                   $160,713    13.2%   $97,686   > 8.0 %  $122,108   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $175,096    13.8%   $50,849   > 4.0 %   $76,274   > 6.0 %
      Bank                   $150,779    12.4%   $48,843   > 4.0 %   $73,265   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $175,096    10.8%   $64,666   > 4.0 %   $80,833   > 5.0 %
      Bank                   $150,779     9.3%   $61,241   > 4.0 %   $76,551   > 5.0 %

As of December 31, 1999:

   Total Capital
   (to Risk Weighted Assets)
      Consolidated           $189,640    15.2%   $99,775   > 8.0 %  $124,719   >10.0 %
      Bank                   $163,355    13.5%   $96,725   > 8.0 %  $120,906   >10.0 %

   Tier I Capital
   (to Risk Weighted Assets)
      Consolidated           $179,786    14.4%   $49,888   > 4.0 %   $74,831   > 6.0 %
      Bank                   $153,546    12.7%   $48,362   > 4.0 %   $72,544   > 6.0 %

   Tier I Capital
   (to Average Assets)
      Consolidated           $179,786    11.5%   $62,705   > 4.0 %   $78,382   > 5.0 %
      Bank                   $153,546    10.2%   $59,977   > 4.0 %   $74,971   > 5.0 %


O. NET INCOME PER SHARE AND COMMON STOCK DIVIDENDS

    The following are the numerators and denominators for the basic and diluted net income per share computations:


In Thousands, Except Per Share Amounts
                                   2000                                 1999                                 1998
                    ----------------------------------   ----------------------------------   ----------------------------------
                    Net Income    Shares     Per Share   Net Income    Shares     Per Share   Net Income    Shares     Per Share
                    (Numerator) (Denominator)  Amount    (Numerator) (Denominator)  Amount    (Numerator) (Denominator)  Amount

Basic EPS             $4,651      11,000        $0.42     $22,375      10,934        $2.05     $20,213      10,837        $1.86
                                             =========                            =========                            =========

Effect of dilutive
  stock options          ---         134                      ---         158                      ---         223
                    ---------   ---------                ---------   ---------                ---------   ---------

Diluted EPS           $4,651      11,134        $0.42     $22,375      11,092        $2.02     $20,213      11,060        $1.83
                    =========   =========    =========   =========   =========    =========   =========   =========    =========


    The following table sets forth the Company's stock dividends to common shareholders:


Declaration                     Record                   Payable                  Stock Dividend
Date                            Date                     Date                     Percentage
----------                      ----------               ----------               ----------
November 20, 2000               December 4, 2000         December 15, 2000             3.0
November 15, 1999               December 3, 1999         December 17, 1999             3.0
November 16, 1998               December 2, 1998         December 18, 1998             3.0



    Per share information in the consolidated financial statements reflects the adjusted number of shares resulting from these stock dividends.

P. COMMITMENTS AND CONTINGENCIES

In the normal course of business, in order to meet the financing needs of customers, the Company has outstanding commitments and contingent liabilities. At December 31, 2000, the Company had $361 million of commitments to extend credit (of which $153 million relates to floating rate home equity lines of credit), which are not reflected in the consolidated financial statements.
The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

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

Standby letters of credit and financial guarantees written, aggregating $19.1 million at December 31, 2000, are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.

At December 31, 2000, there were various pending legal actions in which claims for damages were asserted. Management, after discussion with legal counsel concerning the adequacy of the Company's defenses, believes that these legal actions will not have a material adverse effect upon the financial condition or results of operations of the Bank or the Company.

Q. OTHER NON-INTEREST INCOME AND OPERATING EXPENSES

    Significant components of other non-interest income and other operating expenses are set forth below:


In Thousands
Years Ended December 31
                                                2000        1999        1998
                                            -----------------------------------
Other non-interest income:
Gain on sale of other real estate                 $310      $1,381      $1,172
Merchant and bank card fees                      2,455       1,729       1,317
Settlement of money order processing
 agreement                                       ---         1,800       ---
Money order processing fees                      ---           402       1,302
Other                                            3,373       2,168       2,432
                                            ----------- ----------- -----------
                                                $6,138      $7,480      $6,223
                                            =========== =========== ===========


                                                2000        1999        1998
                                            -----------------------------------
Other operating expenses:
Advertising and marketing                       $1,446      $1,279      $2,187
Operating supplies                               1,959       1,580       1,584
Legal and professional fees                      1,588       2,013       3,363
Taxes-Bank, property and other                   1,708       1,538       1,500
Other                                            5,940       5,467       5,392
                                            ----------- ----------- -----------
                                               $12,641     $11,877     $14,026
                                            =========== =========== ===========


R. RELATED PARTY TRANSACTIONS

    Loans to directors, executive officers and principal holders of the Company's common stock and associates of such persons are presented below:


In Thousands
Balance, January 1, 2000                                 $20,852
New loans and advances on lines of credit                 11,045
Repayments                                                (4,446)
Changes in officers and directors                             --
                                                        ---------
Balance, December 31, 2000                               $27,451
                                                        =========


    The above transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other customers in the ordinary course of business. A $1.4 million loan to an "associate" of a director, in which the director guarantees a portion of the loan, was included in loans contractually past due ninety days or more at December 31, 2000. In March 2001, the Bank commenced legal action against the borrower and all guarantors, including the director, to collect the balance of the loan. The director subsequently resigned from the Board of Directors of the Company and the Bank and is liable to the Bank under his guarantee in the amount of $646,000. Management expects to fully collect the balance of the loan, plus interest and costs of collection.

S. FINANCIAL INSTRUMENTS - INTEREST RATE SWAP CONTRACTS

    The Company manages its exposure to market risk, in part, by using interest rate swap contracts to modify the existing interest rate characteristics of selected floating rate loans.
The notional amount of the interest rate swap contracts represents only an agreed-upon amount on which calculations of interest payments to be exchanged are based, and is significantly greater than the amount at risk. Credit risk is measured as the cost of replacing, at current market rates, contracts in an unrealized gain position. Although the Company is exposed to credit-related losses in the event of nonperformance by the counterparty, based on management's assessment, as of December 31, 2000, the counterparty was expected to meet its obligations. In addition, the Company deals exclusively with counterparties with high credit ratings, enters into bilateral collateral arrangements and arranges master netting agreements. These agreements include legal rights of setoff that provide for the net settlement of the subject contracts with the same counterparty in the event of default.

    At December 31, 2000, the Company had entered into interest rate swap contracts with notional amounts totaling $85 million, with a weighted average maturity of .98 years. Under these contracts the Company receives or pays the difference between the floating prime rate and fixed rates stated in the contracts.
At December 31, 2000, the floating prime rate to be paid by the Company was 9.50% and the weighted average fixed rate to be received by the Company was 9.02%. At December 31, 1999 the
Company had interest rate swap contracts of $94 million, with a weighted average fixed rate to be received by the Company of 8.60%. Interest rate swap contracts decreased net interest income
$365,000 in 2000, and increased net interest income $688,000 in 1999 and $264,000 in 1998. At December 31, 2000 and 1999, the aggregate fair value of interest rate swap contracts, determined through market quotes, was approximately $.7 million and ($.3)million, respectively.

T. DISCLOSURES ABOUT SEGMENTS

    The Company, through the branch network of its subsidiary banks, provides a broad range of financial services to individuals and businesses in and around Jefferson County, Kentucky. These services include demand, time and savings deposits; lending and lease financing; credit cards; ATMs; cash management; and trust services. While the Company's chief decision makers monitor the revenue streams of the various banking products and services, operations are managed and financial performance is evaluated on a bank-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment. The gift certificate subsidiary is reported as a separate business segment. The other category includes the aggregate of other activities, which individually are not significant. These activities include a captive data processing subsidiary and subsidiaries holding foreclosed real estate.

    The measurement of the performance of the business segments is based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. The information presented is also not necessarily indicative of the segments' financial condition and results of operations if they were independent entities.

    Selected financial information by business segment for 2000, 1999 and 1998 follows:


In thousands
                                             2000        1999        1998
                                         ----------- ----------- -----------
    Net interest income
       Banking                              $62,985     $61,369     $56,310
       Gift certificate subsidiary            4,539       2,824       2,236
       Other                                    461         767       1,146
                                         ----------- ----------- -----------
          Total                             $67,985     $64,960     $59,692
                                         =========== =========== ===========

    Non-interest income
       Banking                              $16,748     $14,747     $13,952
       Gift certificate subsidiary            2,597       2,472       1,155
       Other (a)(b)                           6,667       9,095      11,134
       Eliminations (a)                      (7,769)     (7,615)     (6,432)
                                         ----------- ----------- -----------
          Total                             $18,243     $18,699     $19,809
                                         =========== =========== ===========

    Net income
       Banking                               $2,391     $19,324     $16,857
       Gift certificate subsidiary            2,241       1,829         943
       Other                                     19       1,222       2,413
                                         ----------- ----------- -----------
          Total                              $4,651     $22,375     $20,213
                                         =========== =========== ===========

    Assets
       Banking                           $1,630,205  $1,609,700  $1,507,101
       Gift certificate subsidiary          175,734     131,179     101,568
       Other                                  9,562      16,334      21,880
       Eliminations                         (11,551)    (12,507)    (35,786)
                                         ----------- ----------- -----------
          Total                          $1,803,950  $1,744,706  $1,594,763
                                         =========== =========== ===========

(a) Data processing revenues, for services provided to the banking segment and gift certificate subsidiary by the data processing subsidiary, are eliminated in the consolidated statement of income.

(b) In 1999 and 1998, other non-interest income includes the settlement of the money order processing agreement and a gain on the sale of the money order subsidiary, respectively.


U. SHAREHOLDER RIGHTS PLAN

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

V. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair values of the Company's financial instruments are as follows:


In Thousands
                                                          December 31, 2000      December 31, 1999
                                                        --------------------------------------------
                                                         Carrying     Fair      Carrying     Fair
                                                          Amount      Value      Amount      Value
                                                        --------------------------------------------
Financial assets:
   Cash and short-term investments                        $55,421    $55,421     $41,478    $41,478
   Securities                                             632,837    632,867     590,541    590,524
   Loans, net of allowance for loan losses              1,048,290  1,038,645   1,054,095  1,045,375

Financial liabilities:
   Deposits                                             1,029,308  1,029,308     997,899    997,899
   Short-term borrowings                                  321,975    321,975     361,758    361,758
   Advances from the Federal Home Loan Bank                61,954     61,444      68,389     66,029
   Gift certificates outstanding                          164,908    164,908     123,354    123,354
Off-balance sheet financial instruments
   Interest rate swaps                                       ---         676        ---        (311)


    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    Cash, Short-Term Investments and Short-Term Borrowings--For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

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

    Deposits--The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities or carrying value, whichever is greater.

    Advances from the Federal Home Loan Bank--Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

    Gift Certificates Outstanding--The fair value of these instruments, payable upon demand, is carrying value.

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

W. CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY


Condensed Balance Sheets

In Thousands
December 31
                                                                          2000          1999
                                                                     --------------------------
Assets:
Cash on deposit with bank subsidiary                                      $4,502          $722
Securities available for sale                                                890         5,998
Securities held to maturity                                                1,300         ---
Investment in bank subsidiaries                                          150,480       155,967
Investment in other subsidiaries                                          19,614        15,858
Other assets                                                               1,608            53
                                                                     ------------  ------------
    Total assets                                                        $178,394      $178,598
                                                                     ============  ============
Liabilities and shareholders' equity:
Other liabilities                                                            $25           $50
Shareholders' equity                                                     178,369       178,548
                                                                     ------------  ------------
    Total liabilities and shareholders' equity                          $178,394      $178,598
                                                                     ============  ============



Condensed Statements of Income

In Thousands
Years Ended December 31
                                                            2000          1999          1998
                                                       ------------  ------------  ------------
Cash dividends from bank subsidiary                         $5,000     $   ---       $   ---
Gain on sale of money order subsidiary                       ---           ---           4,588
Settlement of money order processing agreement               ---           1,800          ---
Interest income and other income                               178           516           892
Other expenses                                                (268)         (809)       (1,159)
                                                       ------------  ------------  ------------

Income before income taxes and equity
  in undistributed earnings of subsidiaries                  4,910         1,507         4,321
Applicable income tax (expense) benefit                         34          (658)       (1,833)
                                                       ------------  ------------  ------------

Income before equity in undistributed
  (distributions in excess of) earnings of
   subsidiaries                                              4,944           849         2,488

Equity in undistributed (distributions in excess
  of) earnings of subsidiaries                                (293)       21,526        17,725
                                                       ------------  ------------  ------------
Net income                                                  $4,651       $22,375       $20,213
                                                       ============  ============  ============



Condensed Statements of Cash Flows

In Thousands
Years Ended December 31
                                                               2000       1999       1998
                                                            -------------------------------
Cash flows from operating activities:
Net income                                                    $4,651    $22,375    $20,213
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Distributions in excess of (equity in undistributed)
    earnings of subsidiaries                                     293    (21,526)   (17,725)
  Accretion on securities available for sale                     (61)       (51)       ---
  Tax benefit from stock options exercised                        47        116        198
  Gain on sale of money order subsidiary                         ---        ---     (4,588)
  Decrease (increase) in other assets                            (83)     1,355        780
  Decrease in other liabilities                                  (72)      (138)      (141)
                                                            ---------  ---------  ---------
    Net cash provided by (used in) operating activities        4,775      2,131     (1,263)
                                                            ---------  ---------  ---------

Cash flows from investing activities:
  Purchases of securities available for sale                 (26,404)   (46,544)       ---
  Proceeds from maturities of securities
    available for sale                                        29,081     40,597        ---
  Proceeds from sales of securities
    available for sale                                         2,492        ---        ---
  Investment in subsidiaries                                  (1,000)      (250)      (125)
  Dissolution of insurance subsidiary                          4,168        ---        ---
  Proceeds from sale of money order subsidiary                   ---        ---     14,630
                                                            ---------  ---------  ---------
   Net cash provided by (used in) investing activities         8,337     (6,197)    14,505
                                                            ---------  ---------  ---------

Cash flows used in financing activities:
  Dividends paid                                              (9,851)    (9,072)    (8,345)
  Stock options exercised                                        519      1,003        944
                                                            ---------  ---------- ---------
    Net cash used in financing activities                     (9,332)    (8,069)    (7,401)
                                                            ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents           3,780    (12,135)     5,841
Cash and cash equivalents at beginning of year                   722     12,857      7,016
                                                            ---------  ---------  ---------
Cash and cash equivalents at end of year                      $4,502       $722    $12,857
                                                            =========  =========  =========


    In connection with the dissolution of the insurance subsidiary, other assets of $1,425 and securities held to maturity of $1,300 were distributed to the parent company.