Form 10-K/A, Exhibit 13
period 2000-12-31
MID AMERICA BANCORP/KY/
filed 2001-04-02
CIK 711083

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



                                /s/KPMG LLP

Louisville, Kentucky
January 16, 2001, except for note R,
   which is as of March 7, 2001


CONSOLIDATED BALANCE SHEETS

In Thousands, Except Share and Per Share Amounts
December 31
                                                                2000         1999
                                                            -----------  -----------
ASSETS
Cash and due from banks                                        $55,421      $41,478
Securities available for sale, amortized cost
    of $625,230 (2000) and $588,427 (1999)                     630,312      586,523
Securities held to maturity, market value
    of $2,555 (2000) and $4,001 (1999)                           2,525        4,018
Loans, net of unearned income                                1,058,269    1,063,949
Allowance for loan losses                                       (9,979)      (9,854)
                                                             ----------   ----------
  Loans, net                                                 1,048,290    1,054,095
Premises and equipment                                          21,153       21,822
Other assets                                                    46,249       36,770
                                                             ----------   ----------
    Total assets                                            $1,803,950   $1,744,706
                                                             ==========   ==========
LIABILITIES
Deposits:
  Non-interest bearing                                        $163,534     $156,720
  Interest bearing                                             865,774      841,179
                                                             ----------   ----------
  Total deposits                                             1,029,308      997,899

Securities sold under agreements to repurchase                 274,040      319,368
Federal funds purchased                                         47,935       42,390
Gift certificates outstanding                                  164,908      123,354
Advances from the Federal Home Loan Bank                        61,954       68,389
Litigation settlement reserve (Note B)                          30,000         -
Accrued expenses and other liabilities                          17,436       14,758
    Total liabilities                                        ----------   ----------
                                                             1,625,581    1,566,158

SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized-750,000 shares;
   none issued                                                    --           --
Common stock, no par value; stated value $2.77 per share;
   authorized-15,000,000 shares; issued and outstanding -
   11,006,600 shares (2000); 10,642,873 shares (1999)           30,523       29,515
Additional paid-in capital                                     140,077      133,038
Retained earnings                                                4,552       17,233
Accumulated other comprehensive income (loss)                    3,217       (1,238)
                                                             ----------   ----------
    Total shareholders' equity                                 178,369      178,548
                                                             ----------   ----------
    Total liabilities and shareholders' equity              $1,803,950   $1,744,706
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